Exhibit T3E-1
UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11

NEENAH ENTERPRISES, INC., et al.,[1]	Case No. 10-10360 (MFW)

Debtors.	Jointly Administered

DISCLOSURE STATEMENT FOR THE JOINT PLAN OF REORGANIZATION
FOR NEENAH ENTERPRISES, INC. AND ITS SUBSIDIARIES

SIDLEY AUSTIN llp	YOUNG CONAWAY STARGATT & TAYLOR, llp
Larry J. Nyhan	Robert S. Brady (No. 2847)
Bojan Guzina	Edmon L. Morton (No. 3856)
Kerriann S. Mills	Donald J. Bowman, Jr. (No. 4383)
Jillian K. Ludwig	Kenneth J. Enos (No. 4544)
One South Dearborn Street	The Brandywine Building
Chicago, Illinois 60603	1000 West Street, 17th Floor
Telephone: (312) 853-7000	P.O. Box 391
Facsimile: (312) 853-7036	Wilmington, Delaware 19899-0391
Telephone: (302) 571-6600
Facsimile: (302) 571-1253
Counsel to the Debtors and Debtors in Possession
Dated: April 27, 2010
IMPORTANT DATES

•	Date by which Ballots and Master Ballots must be received: June 16, 2010

•	Date by which objections to Confirmation of the Plan must be filed and served: June 16, 2010

•	Hearing on Confirmation of the Plan: June 23, 2010 at 9:30 a.m. (Prevailing Eastern Time)

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: Neenah Enterprises, Inc. (8281); NFC Castings, Inc. (7913); Neenah Foundry Company (0331); Cast Alloys, Inc. (1223); Neenah Transport, Inc. (8433); Advanced Cast Products, Inc. (7691); Gregg Industries, Inc. (8664); Mercer Forge Corporation (1711); Deeter Foundry, Inc. (5148); Dalton Corporation (9770); Belcher Corporation (3193); Peerless Corporation (4462); A&M Specialties, Inc. (1756); Dalton Corporation, Warsaw Manufacturing Facility (4775); Dalton Corporation, Ashland Manufacturing Facility (3079); Dalton Corporation, Kendallville Manufacturing Facility (4777); Dalton Corporation, Stryker Machining Facility Co. (3080); and Morgan’s Welding, Inc. (1300). The mailing address for each Debtor is 2121 Brooks Avenue, Neenah, WI 54957.

TABLE OF CONTENTS

I. INTRODUCTION			1
A.	Parties Entitled to Vote on the Plan		4
B.	Overview of Chapter 11		4
C.	Solicitation Package		5
D.	Voting Procedures, Ballots, and Voting Deadline		5
E.	Confirmation Hearing and Deadline for Objections to Confirmation		6

II. OVERVIEW OF THE PLAN			7
A.	Summary of Classification and Treatment of Allowed Claims Against and Interests in Each of the Debtors Under the Plan		8

III. GENERAL INFORMATION			10
A.	The Debtors’ Businesses and Properties		10
	1.	Company Overview	10
	2.	Corporate History and Business Acquisitions	10
	3.	Properties	11
	4.	2003 Chapter 11 Proceedings	12
B.	Operational Structure of the Debtors		12
	1.	Castings Segment	13
	2.	Forgings Segment	14
	3.	Sales and Customer Care	15
	4.	Employees	16
	5.	Recent Operations	16
C.	Management of the Debtors		16
	1.	Senior Executive Officers	16
	2.	Biographies of the Senior Executive Officers	17
D.	Prepetition Debt and Capital Structure of the Company		18
	1.	Prepetition Secured Credit Obligations	18
	2.	Prepetition Note Debt	19
	3.	Trade Debt	20
	4.	Equity of NEI	21
E.	Pending Litigation Against the Debtors		21
F.	Events Leading up to Chapter 11		22

IV. EVENTS DURING THE CHAPTER 11 CASES			23
A.	First-Day Administrative Motions		23
	1.	Joint Administration of Debtors’ Chapter 11 Cases	23
	2.	Extension of Time to File Schedules and Statements of Financial Affairs	23
B.	Other First-Day Relief		23
	1.	Utility Services	23
	2.	Payment of Federal, State and Local Taxes	24
	3.	Payment of Shippers, Warehousemen, Customs Brokers, and Other Lien Claimants	24
	4.	Critical Trade Vendor Treatment and Payment of Priority Claims	25
	5.	Continuation and Payment of Prepetition Insurance	25
	6.	Customer Programs	25
	7.	Employee Compensation and Benefits	26

	8.	Cash Management	26
	9.	Debtor-in-Possession Financing and Use of Cash Collateral	26
C.	Professional Retention		29
	1.	Retention of Professionals by the Debtors’ Estates	29
	2.	The Committee and Its Advisors	30
	3.	Ad Hoc Committee of Secured Noteholders	30
	4.	The Prepetition Credit Facility Administrative Agent and its Advisors	30
D.	Bar Date Order		31

V. THE PLAN OF REORGANIZATION			31
A.	General		31
B.	Classification of Claims and Interests		32
	1.	Classification and Allowance of Claims and Equity Interests Generally	32
C.	Treatment of Unclassified Claims		33
	1.	Administrative Expense Claims	33
	2.	DIP Revolving Facility Claims	34
	3.	DIP Term Facility Claims	34
	4.	Priority Tax Claims	35
D.	Treatment of Classes of Claims and Interests		35
	1.	Priority Non-Tax Claims (Class 1)	36
	2.	Other Secured Claims (Class 2)	36
	3.	Prepetition Credit Agreement Claims (Class 3)	37
	4.	Secured Notes Claims (Class 4)	38
	5.	General Unsecured Claims (Class 5)	38
	6.	Subordinated Notes Claims (Class 6)	39
	7.	Intercompany Claims (Class 7)	39
	8.	Section 510(b) Claims (Class 8)	39
	9.	NEI Common Interests (Class 9)	40
	10.	Subsidiary Interests (Class 10)	40
E.	Acceptance or Rejection of the Plan		40
	1.	Acceptance by an Impaired Class	40
	2.	Presumed Acceptances by Unimpaired Classes	41
	3.	Presumed Acceptances by Holders of Intercompany Claims	41
	4.	Presumed Rejection by Certain Impaired Classes	41
	5.	Impaired Classes of Claims Entitled to Vote on the Plan	41
F.	Means for Implementation of the Plan		41
	1.	Procedural Consolidation	41
	2.	Issuance and Distribution of New Securities and New Secured Notes	42
	3.	Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors	43
	4.	Corporate Governance, Directors, Officers and Corporate Action	44
	5.	Cancellation of Notes, Instruments, Debentures, and NEI Common Interests	46
	6.	Cancellation of Liens	46
	7.	Issuance of New Securities and Related Matters	47

	8.	Exit Financing	47
	9.	Management Equity Incentive Plan	49
	10.	Sources of Cash for Plan Distributions	49
	11.	Cram-Down	49
	12.	Restructuring Transactions	49
	13.	Additional Transactions Authorized Under the Plan	50
G.	Provisions Governing Distributions		50
	1.	General Matters	50
	2.	Interest on Claims	50
	3.	Distributions by Disbursing Agents	51
	4.	Record Date for Distributions	51
	5.	Allocation of Plan Distributions Between Principal and Interest	52
	6.	Means of Cash Payment	52
	7.	Withholding and Reporting Requirements	52
	8.	Setoffs and Recoupment	53
	9.	Fractional Securities	53
	10.	Compromises and Settlements	53
	11.	Determination of Allowed Claims	53
H.	Treatment of Executory Contracts, Unexpired Leases, and Pension Plans		54
	1.	Assumption of Executory Contracts and Unexpired Leases	54
	2.	Cure of Defaults Under Assumed Executory Contracts and Unexpired Leases	54
	3.	Assumption of Collective Bargaining Agreements	54
	4.	Insurance Policies and Agreements	55
	5.	Postpetition Contracts and Leases	55
	6.	Retiree Benefits and Pension Plans	55
I.	Provisions for Resolving Disputed Claims and Disputed Interests		56
	1.	Objections to and Estimation of Claims	56
	2.	No Distribution Pending Allowance	56
	3.	Distributions on Account of Disputed Claims Once They Are Allowed	57
	4.	Reinstated Claims	57
J.	Confirmation and Consummation of the Plan		57
	1.	Conditions to Confirmation	57
	2.	Conditions to Effective Date	58
	3.	Waiver of Conditions	59
	4.	Effect of Non-Occurrence of Effective Date	59
	5.	Notice of Effective Date	60
K.	Effect of Plan Confirmation		60
	1.	Exculpation, Release, and Discharge	60
	2.	Preservation of Litigation Claims	64
	3.	Injunction	64
	4.	Revesting of Assets	65
	5.	Termination of Subordination Rights and Settlement of Related Claims	65
L.	Retention of Jurisdiction		66
M.	Miscellaneous Plan Provisions		66

	1.	Surrender of Instruments	66
	2.	Dissolution of the Committee	66
	3.	Post-Confirmation Date Retention of Professionals	67
	4.	Bar Date for Certain Administrative Expense Claims	67
	5.	Effectuating Documents and Further Transactions	67
	6.	Employee Compensation and Benefits Programs	68
	7.	Exemption from Transfer Taxes	68
	8.	Payment of Statutory Fees	68
	9.	Amendment or Modification of the Plan	68
	10.	Severability of Plan Provisions	68
	11.	Successors and Assigns	69
	12.	Revocation, Withdrawal or Non-Consummation	69
	13.	Reservation of Rights	69

VI. VOTING PROCEDURES AND REQUIREMENTS			69
A.	Voting Deadline		70
B.	Holders of Claims Entitled to Vote		70
C.	Vote Required for Acceptance by a Class of Claims		71
D.	Voting Procedures		71
	1.	Ballots	71
	2.	Withdrawal or Change of Votes on the Plan	72

VII. CONFIRMATION OF THE PLAN			73
A.	Confirmation Hearing		73
B.	Statutory Requirements for Confirmation of the Plan		74
	1.	Acceptance	74
	2.	Fair and Equitable Test	75
	3.	Feasibility	76
	4.	Best Interests Test and Liquidation Analysis	76

VIII. PROJECTED FINANCIAL INFORMATION AND REORGANIZATION VALUE			78
A.	Projected Financial Information		78
B.	Valuation of the Reorganized Debtors		80
	1.	Overview	81
	2.	Estimate of Value	82
	3.	Valuation Methodology	83

IX. DESCRIPTION OF SECURITIES TO BE ISSUED UNDER THE PLAN			86
A.	New Common Stock		86
B.	New Warrants		86
C.	New Secured Notes		87

X. RISK FACTORS			87
A.	General Bankruptcy Law Considerations		88
	1.	Failure to Obtain Confirmation of the Plan May Result in Liquidation or an Alternative Plan on Less Favorable Terms	88
	2.	Failure of Occurrence of the Effective Date May Result in Liquidation or an Alternative Plan on Less Favorable Terms	88
B.	Other Risk Factors		89
	1.	Variances from Projections May Affect Ability to Pay Obligations	89
	2.	Extent of Leverage May Limit Ability to Obtain Additional Financing for Operations	90

	3.	The Debtors May Have Insufficient Liquidity to Successfully Operate Their Businesses	90
	4.	Assumptions Regarding Value of the Debtors’ Assets May Prove Incorrect	91
	5.	Historical Financial Information May Not Be Comparable	91
	6.	Market and Business Risks May Adversely Affect Business Performance	91
	7.	Business, Financial Condition and Results of Operations Could be Negatively Impacted by the Loss of Customers and Suppliers	91
	8.	Business Could Suffer From the Loss of Key Personnel	92
	9.	Adverse Publicity in Connection with the Chapter 11 Cases or Otherwise Could Negatively Affect Business	92
	10.	Pursuit of Litigation by the Parties in Interest Could Disrupt Confirmation of the Plan and Could Have Material Adverse Effects on the Debtors’ Business and Financial Condition	92
	11.	The Debtors May Have an Inability to Take Advantage of Business Opportunities During the Chapter 11 Cases Without Bankruptcy Court Approval	92
	12.	Other Firms in the Industry May Have a Competitive Advantage	93
C.	Risks to Creditors Who Will Receive Securities		93
	1.	Lack of Established Market for the Securities May Adversely Affect Liquidity	93
	2.	Value of the New Common Stock May be Diluted	94
	3.	Lack of Dividends on Securities May Adversely Affect Liquidity	94
	4.	The New Common Stock is Subordinate to Existing and Future Indebtedness of Reorganized NEI	94

XI. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN			94
A.	Federal Income Tax Consequences to the Debtors		95
	1.	Cancellation of Indebtedness Income	95
	2.	Annual Section 382 Limitation on Use of NOLs and “Built-In” Losses and Deductions	97
	3.	Alternative Minimum Tax	98
B.	Federal Income Tax Consequences to Holders of Claims and Interests		99
	1.	General	100
	2.	Holders of Claims in Class 4 (Secured Notes Claims)	101
	3.	Holders of Claims in Class 5 (General Unsecured Claims)	102
	4.	Holders of Claims in Class 6 (Subordinated Notes Claims)	102
	5.	Market Discount	103
	6.	Non-United States Persons	104
	7.	Information Reporting and Backup Withholding	104
C.	Importance of Obtaining Professional Tax Assistance		104
D.	Reservation of Rights		104

XII. CERTAIN FEDERAL AND STATE SECURITIES LAW CONSIDERATIONS			104
A.	Exemption From Registration Requirements		104
B.	Subsequent Transfers of Securities		105

XIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN			106

v

A.	Continuation of the Chapter 11 Cases	106
B.	Liquidation Under Chapter 7 or Chapter 11	106

XIV. CONCLUSION AND RECOMMENDATION		107

INDEX OF EXHIBITS

Exhibit A	—	Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries
Exhibit B	—	Restructuring and Lock-Up Agreement
Exhibit C	—	Corporate Structure Chart
Exhibit D	—	Projected Financial Information
Exhibit E	—	Liquidation Analysis
Exhibit F	—	Neenah Enterprises, Inc. Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

I. INTRODUCTION
     On February 3, 2010 (the “Petition Date”),2 Neenah Enterprises, Inc. (“NEI”) and its subsidiaries (collectively with NEI, the “Debtors” or the “Company”)3 filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court (collectively, the “Chapter 11 Cases”). In all, the Debtors comprise eighteen (18) entities.
     To facilitate the Debtors’ emergence from bankruptcy and effect their reorganization, on March 26, 2010, the Debtors filed the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as the same may be amended from time to time, the “Plan”) with the Bankruptcy Court. A copy of the Plan is attached hereto as Exhibit A. The Debtors hereby submit this Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code to Holders of Claims against and Interests in each of the Debtors in connection with (i) the solicitation of votes to accept the Plan and (ii) the hearing to consider confirmation of the Plan scheduled for June 23, 2010, commencing at 9:30 a.m. prevailing Eastern Time. Additional copies of the Plan and Disclosure Statement are available free of charge at www.neenahrestructuring.com.
     The purpose of this Disclosure Statement is to describe the Plan and its provisions and provide certain information, as required of the Debtors under Section 1125 of the Bankruptcy Code, to creditors who will have the right to vote on the Plan so that they can make an informed decision in doing so, and to urge such creditors to vote to accept the Plan. Creditors entitled to vote to accept or reject the Plan have received a ballot (“Ballot”) together with this Disclosure Statement to enable them to vote on the Plan.
     This Disclosure Statement includes, among other things, (1) information pertaining to the Debtors’ prepetition business operations and financial history and the events leading to the filing of these Chapter 11 Cases, (2) information respecting significant events that have occurred during these Chapter 11 Cases, (3) an overview of the Plan, which sets forth certain terms and provisions of the Plan, the effects of confirmation of the Plan, certain risk factors associated with the Plan, and the manner in which distributions will be made under the Plan, and (4) a discussion of the confirmation process and the procedures for voting, which must be followed by the Holders of Claims entitled to vote on the Plan in order for their votes to be counted.
     A Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement transmitted to each Holder of a Claim entitled to vote on the Plan.
     THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES AND CONFIRMATION OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY OTHER PURPOSE. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN OTHER THAN THE INFORMATION AND

[2]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan; provided, however, that any capitalized term used herein that is not defined herein or in the Plan, but is defined in the Bankruptcy Code or the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

[3]	The names of the Debtors are set forth at the bottom of the cover page of this Disclosure Statement.

REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS.
     ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS, APPENDICES, AND SCHEDULES ATTACHED TO THE PLAN, WHICH CONTROL IN THE EVENT OF ANY INCONSISTENCY OR INCOMPLETENESS. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER SUCH DATE.
     ANY STATEMENTS IN THIS DISCLOSURE STATEMENT CONCERNING THE PROVISIONS OF ANY DOCUMENT ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO SUCH DOCUMENT FOR THE FULL TEXT THEREOF. CERTAIN DOCUMENTS DESCRIBED OR REFERRED TO IN THIS DISCLOSURE STATEMENT HAVE NOT BEEN ATTACHED AS EXHIBITS BECAUSE OF THE IMPRACTICABILITY OF FURNISHING COPIES OF SUCH DOCUMENTS TO ALL RECIPIENTS OF THIS DISCLOSURE STATEMENT.
     THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016 AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS, OTHER NON-BANKRUPTCY LAWS, OR THE LAWS OF ANY FOREIGN JURISDICTION.
     THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE OR FOREIGN SECURITIES REGULATOR, AND NEITHER THE SEC NOR ANY STATE OR FOREIGN SECURITIES REGULATOR HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OF OR CLAIMS AGAINST THE DEBTORS SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.
     THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS ARE THE ONLY DOCUMENTS TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. NO SOLICITATION OF VOTES MAY BE MADE EXCEPT AFTER DISTRIBUTION OF THIS DISCLOSURE STATEMENT.
     CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM

ACTUAL FUTURE RESULTS. THE WORDS “BELIEVE,” “MAY,” “WILL,” “ESTIMATE,” “CONTINUE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS IDENTIFY THESE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THOSE DESCRIBED IN ARTICLE X, “RISK FACTORS” AND IN NEI’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS DISCLOSURE STATEMENT MAY NOT OCCUR, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. NONE OF THE DEBTORS, NOR ANY OF THE REORGANIZED DEBTORS UNDERTAKE ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.
     EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AND IN ITS EXHIBITS HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.
     THE DEBTORS’ MANAGEMENT, IN CONSULTATION WITH THE DEBTORS’ PROFESSIONAL ADVISORS, PREPARED THE PROJECTIONS PROVIDED IN THIS DISCLOSURE STATEMENT. WHILE THE DEBTORS HAVE PRESENTED THESE PROJECTIONS WITH NUMERICAL SPECIFICITY, THEY HAVE NECESSARILY BASED THE PROJECTIONS ON A VARIETY OF ESTIMATES AND ASSUMPTIONS THAT, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH WILL BE BEYOND THE REORGANIZED DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT THEY CANNOT MAKE ANY REPRESENTATIONS AS TO THE ACCURACY OF THESE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT BE REALIZED. FURTHERMORE, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY DIFFER FROM ANY ASSUMED FACTS AND CIRCUMSTANCES. ALTERNATIVELY, ANY EVENTS AND CIRCUMSTANCES THAT COME TO PASS MAY WELL HAVE BEEN UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.
     AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS, AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN

SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, EITHER ANY DEBTOR OR ANY OF THE REORGANIZED DEBTORS.
A.	Parties Entitled to Vote on the Plan.
     Under the provisions of the Bankruptcy Code, not all parties in interest are entitled to vote on a Chapter 11 plan. Creditors or equity interest holders whose claims or interests are not impaired by a plan are deemed to accept that plan under Section 1126(f) of the Bankruptcy Code and are not entitled to vote. Creditors or equity interest holders whose claims or interests are impaired by the Plan, and who will receive no distribution under the Plan, are also not entitled to vote because they are deemed to have rejected the Plan under Section 1126(g) of the Bankruptcy Code. For a discussion of these matters, see Article VI, “Voting Procedures and Requirements” and Article VII, “Confirmation of the Plan” of this Disclosure Statement.
     The following sets forth which classes are entitled to vote on the Plan and which are not:
•	The Debtors are seeking votes from the Holders of Claims in Classes 4, 5, and 6.

•	The Debtors are not seeking votes from the Holders of Claims and Interests in Classes 1, 2, 3, and 10 because those Claims and Interests are Unimpaired under the Plan, and the Holders of Claims and Interests in each of these Classes are conclusively presumed to have accepted the Plan and are not entitled to vote on the Plan.

•	The Debtors are not seeking votes from the Holders of Intercompany Claims in Class 7. The Debtors, as the proponents of the Plan and Holders of Intercompany Claims in Class 7, shall be deemed to have accepted the Plan. Votes to accept or reject the Plan shall not be solicited from the Debtors in their capacities as the Holders of Intercompany Claims in Class 7.

•	The Debtors are not seeking votes from the Holders of Claims and Interests in Classes 8 and 9 because those Claims and Interests are Impaired under the Plan and the Holders are receiving no distribution on account of such Claims and Interests. These Holders will be deemed to have voted to reject the Plan.
     For a detailed description of the Classes of Claims and Interests and their treatment under the Plan, see Article V, Sections B-D.
B.	Overview of Chapter 11.
     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity security holders. In addition to permitting the rehabilitation of a debtor, another goal of Chapter 11 is to promote the equality of treatment of similarly situated creditors and equity interest holders with respect to the distribution of a debtor’s assets.

     The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”
     The consummation of a plan of reorganization is the principal objective of a Chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and equity interests in the debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the order approving confirmation of a plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan.
     After a plan of reorganization has been filed in a Chapter 11 case, certain holders of claims against or equity interests in a debtor are permitted to vote to accept or reject the plan. Prior to soliciting acceptances of the proposed plan, Section 1125 of the Bankruptcy Code requires a plan proponent to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment whether to accept or reject the plan. The Debtors are submitting this Disclosure Statement to Holders of Claims against and Interests in each Debtor in order to satisfy the requirements of Section 1125 of the Bankruptcy Code.
C.	Solicitation Package.
     Accompanying this Disclosure Statement is a package of materials called the “Solicitation Package.” The Solicitation Package contains copies of, among other things:
•	the Bankruptcy Court’s order approving this Disclosure Statement and procedures for soliciting and tabulating votes on the Plan, which, among other things, approves this Disclosure Statement as containing adequate information, schedules the Confirmation Hearing, sets the Voting Deadline, sets out the procedures for distributing Solicitation Packages to the Holders of Claims against and Interests in the Debtors, establishes the procedures for tabulating Ballots used in voting on the Plan, and fixes the deadline for objecting to confirmation of the Plan;

•	the Notice of Hearing to Consider Confirmation of the Plan; and

•	one or more Ballots and a postage-paid return envelope (Ballots are provided only to Holders of Claims that are entitled to vote on the Plan), which will be used by creditors who are entitled to vote on the Plan.
D.	Voting Procedures, Ballots, and Voting Deadline.
     After carefully reviewing the materials in the Solicitation Package and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan. In order for your vote to be counted, you must complete and sign your original Ballot and return it in the envelope provided (copies will not be accepted). In most cases, each Ballot enclosed with this Disclosure Statement has been encoded with the amount of the Allowed Claim for voting purposes (if the Claim is a Disputed Claim, this amount may not be the amount ultimately allowed for purposes of distribution) and the Class into which the Claim has been placed under the Plan. Accordingly, in voting to accept or reject the Plan, a Holder must use only the coded Ballot or Ballots sent with this Disclosure Statement.
     In order for your vote to be counted, your Ballot must be properly completed in accordance with the voting instructions on the Ballot and actually received by The Garden City Group, Inc. (the “Voting Agent”) no later than June 16, 2010 at 4:00 p.m. (prevailing Eastern Time) (the “Voting Deadline”). Do not return any debt instruments or equity securities with your Ballot. Ballots should not be sent to the Debtors or to the Secured Notes Indenture Trustee.
     If you are a beneficial holder of a Secured Notes Claim in Class 4 who receives a Ballot from a broker, bank, commercial bank, trust company, dealer, or other agent or nominee (each, a "Voting Nominee”), your Ballot must be completed in accordance with the voting instructions on the Ballot and received by the Voting Nominee in enough time for the Voting Nominee to transmit a Master Ballot to the Voting Agent so that it is received by the Voting Deadline.
     Any executed Ballot that does not indicate either an acceptance or rejection of the Plan or indicates both an acceptance and rejection of the Plan will not be counted as a vote either to accept or reject the Plan.
     If you are a Holder of a Claim who is entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot, or lost your Ballot, please call the Voting Agent at 1-866-405-2136.
     If you have any questions about the procedure for voting your Claim, the packet of materials that you have received, the amount of your Claim, or if you wish to obtain at your own expense an additional copy of this Disclosure Statement and its appendices, schedules and exhibits, please contact the Voting Agent.
     FOR FURTHER INFORMATION AND INSTRUCTIONS ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE ARTICLE VI, “VOTING PROCEDURES AND REQUIREMENTS.”
     Before voting on the Plan, each Holder of a Claim in Classes that are entitled to vote on the Plan should read, in its entirety, this Disclosure Statement, the Plan, the Solicitation Order, the notice of the Confirmation Hearing, and the instructions accompanying the Ballots. These documents contain important information concerning how Claims are classified for voting purposes and how votes will be tabulated.
E.	Confirmation Hearing and Deadline for Objections to Confirmation.
     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. The Bankruptcy Court has scheduled the

Confirmation Hearing on June 23, 2010 at 9:30 a.m. (prevailing Eastern Time) before the Honorable Mary F. Walrath, United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, Fifth Floor, Courtroom No. 4, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of adjournment at the Confirmation Hearing, or at any subsequent adjourned Confirmation Hearing. Any objection to Confirmation of the Plan must be made in accordance with the requirements of Section 1128(b) of the Bankruptcy Code, Bankruptcy Rule 9014 and the procedures set forth in Article VII, Section A of this Disclosure Statement.
II. OVERVIEW OF THE PLAN
     The following summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Plan. For a more detailed description of the terms and provisions of the Plan, see Article V, “The Plan of Reorganization.” The Debtors, moreover, reserve the right to modify the Plan consistent with Section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.
     The Plan is based primarily upon a prepetition compromise and Lock-Up Agreement with certain Consenting Holders of (i) approximately 55% of the aggregate outstanding principal amount of the Secured Notes; and (ii) 100% of the aggregate outstanding principal amount of the Subordinated Notes. A copy of the Lock-Up Agreement (with holdings redacted) is attached as Exhibit B to this Disclosure Statement. Pursuant to the Lock-Up Agreement, the Consenting Holders have agreed (subject to the terms and conditions of the Lock-Up Agreement) to accept and support the confirmation of a plan of reorganization that is materially consistent with the Plan Term Sheet attached as Exhibit A to the Lock-Up Agreement. These terms are reflected in the Plan, a copy of which is attached as Exhibit A to this Disclosure Statement. At its core, the Plan provides that:
•	The Debtors’ obligations under the Prepetition Credit Agreement will be repaid in full in Cash;

•	The Secured Notes will be exchanged for (a) 97% of the New Common Stock to be issued by NEI (subject to dilution by the Management Equity Incentive Plan and the New Warrants to be issued pursuant to the Plan) and (b) $50 million in aggregate principal amount of New Secured Notes;

•	The Subordinated Notes will be exchanged for (a) 3% of the New Common Stock (subject to dilution by the Management Equity Incentive Plan and the New Warrants to be issued pursuant to the Plan) and (b) the New Warrants to acquire another 10% of such New Common Stock;

•	The claims of general unsecured creditors will be paid in full in Cash; and

•	The claims and interests of NEI’s existing equity holders will be cancelled and extinguished.

     Through confirmation of the Plan, the Company will restructure and substantially deleverage its balance sheet and reduce its cash interest expense. For these reasons, the Company believes it will be well-positioned going forward.
A.	Summary of Classification and Treatment of Allowed Claims Against and Interests in Each of the Debtors Under the Plan.
     The following chart summarizes the projected distributions to Holders of Allowed Claims against and Interests in each of the Debtors under the Plan. Although every reasonable effort was made to be accurate, the projections of estimated recoveries are only an estimate. Any estimates of the Allowed amount of Claims or Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. As a result of the foregoing and other uncertainties which are inherent in the estimates, the recoveries set forth below are projected recoveries only and may change based upon changes in the amount of Allowed Claims and Interests as well as other factors related to the Debtors’ business operations and general economic conditions. In addition, the ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain confirmation of the Plan and meet the conditions to confirmation and effectiveness of the Plan, as discussed in this Disclosure Statement. The estimated recoveries in this Disclosure Statement may vary from the actual recoveries received. Furthermore, Disputed Claims are subject to disallowance or allowance in a reduced amount.4 Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Allowed Claims against and Interests in each of the Debtors.

SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS

Estimated Allowed
Class	Amount[5]	Treatment Under the Plan
Administrative Expense Claims[6]	Not Estimated	Estimated Percentage Recovery: 100%
Form of Recovery: Cash or as otherwise agreed to by the Debtors and the Holder
DIP Revolving Facility Claims	$54.2 million	Estimated Percentage Recovery: 100%
Form of Recovery: Cash
DIP Term Facility Claims	$25 million	Estimated Percentage Recovery: 100%
Form of Recovery: Cash or conversion to Exit Term Loan Facility

[4]	For a detailed description of the treatment of Disputed Claims, see Section V.I of this Disclosure Statement.

[5]	Amounts estimated in this table are principal only and do not include any Allowed accrued interest, if applicable.

[6]	Although treatment of Administrative Expense Claims, Priority Tax Claims, DIP Revolving Facility Claims, and DIP Term Facility Claims is included in this chart for informational purposes, these categories of Claims are not classified for purposes of the Plan.

Estimated Allowed
Class	Amount[5]	Treatment Under the Plan
Priority Tax Claims	Not Estimated	Estimated Percentage Recovery: 100%
Form of Recovery: Cash
Priority Non-Tax Claims	$0.0 million	Unimpaired
Estimated Percentage Recovery: 100%
Form of Recovery: Cash
Other Secured Claims	$0.1 million	Unimpaired
Estimated Percentage Recovery: 100%
Form of Recovery: reinstatement, Cash, or surrender of collateral
Prepetition Credit Agreement Claims	$54.2 million	Unimpaired
Estimated Percentage Recovery: 100%
Form of Recovery: Cash
Secured Notes Claims	$237.5 million	Impaired Estimated Percentage Recovery: 80% Form of Recovery: 97% of New Common Stock and 100% of the New Secured Notes
General Unsecured Claims	$12.3 million	Impaired
Estimated Percentage Recovery: 100%
Form of Recovery: Cash
Subordinated Notes Claims	$88.7 million	Impaired
Estimated Percentage Recovery: 7%
Form of Recovery: 3% of New Common Stock and 100% of the New Warrants
Intercompany Claims	$160.2 million	Impaired
Treatment: Reinstated or discharged and extinguished
Section 510(b) Claims	$0	Impaired
Estimated Percentage Recovery: 0%
Treatment: Extinguished
NEI Common Interests	N/A	Impaired
Estimated Percentage Recovery: 0%
Treatment: Extinguished
Subsidiary Interests	N/A	Unimpaired
Estimated Percentage Recovery: 100%
Treatment: Reinstated

III. GENERAL INFORMATION
A.	The Debtors’ Businesses and Properties.
1.	Company Overview.
     The Company is one of the largest independent foundry companies in the United States and is among the leading suppliers of castings to the domestic municipal products market. The Company produces a broad range of municipal castings, including manhole covers and frames, storm sewer frames and grates, heavy-duty airport castings, specialized trench drain castings, and ornamental tree grates. The Company sells these products to state and local governments throughout the United States, utility companies, producers of precast concrete manhole structures, and contractors for both new construction and infrastructure replacement. The Company is also a leading manufacturer of a wide range of complex industrial iron castings and steel forgings, including specialized castings and forgings for the heavy-duty truck industry, a broad range of iron castings and steel forgings for the construction equipment and farm equipment industries, and iron castings used in heating, ventilation and air conditioning (“HVAC”) systems.
2.	Corporate History and Business Acquisitions.
     The Company was founded in 1872 and operated for 125 years by the founding family. In 1997, NFC Castings, Inc. (“NFC”), a wholly-owned subsidiary of NEI, acquired Neenah Corporation (the Company’s then-parent holding company). At that time, NEI already owned Advanced Cast Products, Inc. (“Advanced Cast Products”), a manufacturer of ductile iron castings primarily for companies in the heavy-duty truck, construction equipment, and railroad industries. Shortly thereafter, Neenah Foundry Company merged with and into Neenah Corporation and the surviving company took the name Neenah Foundry Company.
     In 1998, Neenah acquired all the capital stock of Deeter Foundry, Inc. (“Deeter”), Mercer Forge Corporation (“Mercer”), and Dalton Corporation (“Dalton”). Deeter has been producing gray iron castings for the heavy municipal market since 1945, including manhole frames and covers, storm sewer inlet frames, grates, and curbs, trench grating and tree grates, as well as a wide variety of special application construction castings. Mercer, founded in 1954, produces complex shaped forged components for use in transportation, railroad, mining, and heavy industrial applications, as well as microalloy forgings. Dalton manufactures and sells gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy-duty truck transmissions and other automotive parts. In 1999, Neenah acquired Gregg Industries, Inc. (“Gregg”), which, prior to its closure in 2009, as discussed below, was a manufacturer of gray and ductile iron castings primarily for engine turbo-chargers and heavy-duty truck applications. Most recently, on August 5, 2008, Neenah acquired

Morgan’s Welding, Inc. (“Morgan’s”), a fabricator of steel frames and grates for the municipal market.
     Prior to 2003, Neenah purchased and either sold or discontinued several other operations, including Cast Alloys, Inc., a manufacturer of investment-cast titanium and stainless steel golf club heads; Hartley Controls Corporation, a manufacturer of foundry sand control equipment; Peerless Corporation, which machines roller bearing adaptors for the railroad industry; and Belcher Corporation, a malleable iron green sand foundry.
3.	Properties.
     The Company’s corporate headquarters are located in Neenah, Wisconsin. The Company operates (i) eight (8) active manufacturing and/or machining facilities in Wisconsin, Indiana, Nebraska, Pennsylvania, and Ohio and (ii) sixteen (16) sales and distribution centers across the United States. The Company also owns two (2) idle manufacturing and/or machining facilities in Indiana and California.

Entity	Location	Purpose	Square Feet
Neenah Foundry Company	Neenah, WI	Manufacturing and office facility	625,000

Dalton Corporation, Warsaw Manufacturing Facility	Warsaw, IN	Manufacturing and office facility	375,000

Dalton Corporation, Kendallville Manufacturing Facility	Kendallville, IN	Idle manufacturing facility	250,000

Dalton Corporation, Stryker Machining Facility Co.	Stryker, OH	Machining facility	45,000

Advanced Cast Products, Inc.	Meadville, PA	Manufacturing, machining and office facility	229,000

Deeter Foundry, Inc.	Lincoln, NE	Manufacturing and office facility	75,000

Gregg Industries, Inc.	El Monte, CA	Idle manufacturing, machining and office facility	200,000

Mercer Forge Corporation	Mercer, PA	Manufacturing, machining and office facility	130,000

Mercer Forge Corporation	Wheatland, PA	Machining facility	18,000

Morgan’s Welding, Inc.	Myerstown, PA	Manufacturing and office facility	29,000

4.	2003 Chapter 11 Proceedings.
     Beginning in 2000, several trends converged to create an extremely difficult operating environment for the Company. First, there were dramatic cyclical declines in some of the Company’s most important markets including trucks, railroad, construction, and agricultural equipment. Second, there was a significant order slowdown by manufacturers in the residential segment of the HVAC equipment industry resulting in lower demand for Dalton’s HVAC castings. Third, domestic foundries had been suffering from underutilized capacity, significantly increased foreign competition, continued pressure from competitors and customers to reduce prices, and increased costs associated with heightened safety and environmental regulations. These factors caused, and to some extent continue to cause, a substantial number of foundries to cease operations or file for bankruptcy protection.
     In May 2000, NEI took aggressive steps to offset the impact of the decline in sales and earnings and to improve cash flow in the difficult market environment. These steps included an executive management change, sales of non-core assets, a reduction in labor force, a slowdown in capital expenditures, and selected price increases. Despite these steps, however, the credit rating agencies began to downgrade Neenah’s outstanding debt obligations in early 2000. On July 1, 2003, the Company launched a pre-petition solicitation of acceptances with respect to an alternative joint plan of reorganization that was ultimately approved. On August 5, 2003, NEI, Neenah, and all of the Company’s wholly-owned domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in this Court (Case No. 03-12414 (PJW) (Jointly Administered)). By order dated September 26, 2003, the Court confirmed the Company’s plan of reorganization, which became effective October 8, 2003. Thereafter, the Company emerged from bankruptcy with an improved capital structure and sufficient trade credit to continue operations in the ordinary course of business.
     On May 25, 2006 the Company experienced a change in control when Tontine Capital Partners, L.P. (“TCP”) became the beneficial owner of a majority of NEI’s outstanding shares, on a fully-diluted basis. As a result of subsequent transactions, as of December 4, 2009, TCP and an affiliate, Tontine Capital Overseas Master Fund, L.P. (“TCO” and, together with TCP, “Tontine”) beneficially owned, in the aggregate, 9,550,697 shares of NEI common stock, representing approximately 58% of all outstanding shares of NEI on a fully-diluted basis and approximately 65% of the 14,625,326 shares then actually outstanding.
B.	Operational Structure of the Debtors.
     NEI currently has seventeen (17) subsidiaries. NEI is a holding company that conducts its business operations through its indirect, wholly-owned subsidiary Neenah, a corporation organized under the laws of Wisconsin and one of the Debtors herein. NEI is the direct or indirect parent company of all the other Debtors. A chart depicting the corporate organizational structure of the Company is attached as Exhibit C to this Disclosure Statement. The Company operates in two segments, castings and forgings. The castings segment manufactures and sells various grades of gray and ductile iron castings for the heavy municipal and industrial markets, while the forgings segment manufactures and sells steel forged components for the industrial market. The segments were determined based upon the production process utilized and the type of product manufactured. Approximately 90% of the Company’s net sales for fiscal year 2009 were derived from the Company’s castings segment, with approximately 8% from the Company’s forgings segment.
1.	Castings Segment.
     Most manufactured goods either contain or are made on equipment containing one or more cast components. Metal castings are prevalent in most major market segments, including pipes and fittings, air conditioners, automobiles, trucks, construction equipment and agricultural equipment as well as within streets and highways. The Company is a leading producer of iron castings for use in heavy municipal and industrial applications. The Company sells directly to state and local government entities, utility companies, contractors, precasters, supply houses, original equipment manufacturers (“OEMs”) and tier-one suppliers, as well as to other industrial end-users.
(a)	Heavy Municipal
     The Company’s broad line of heavy municipal products consists of “standard” and “specialty” castings. Standard castings principally consist of storm and sanitary sewer castings that are consistent with pre-existing dimensional and strength specifications established by local authorities. Standard castings are generally higher volume items that are routinely used in new construction and infrastructure replacement. Specialty castings are generally lower volume products, such as heavy-duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates. These specialty items are frequently selected and/or specified from the Company’s municipal product catalog and tree grate catalog, which together encompass thousands of pattern combinations. Customers of the Company’s heavy municipal products include state and local government entities, utility companies, precast concrete structure producers and contractors.
(b)	Industrial
     The Company’s industrial castings are generally more complex and usually are produced in higher volumes than municipal castings. Complexity in the industrial market is determined by the intricacy of a casting’s shape, the thinness of its walls and the amount of processing by a customer required before a part is suitable for use. OEMs and their tier-one suppliers have been demanding more complex parts principally to reduce their own labor costs by using fewer parts to manufacture the same finished product or assembly and by using parts that require less subsequent processing before being considered a finished product. For the average industrial casting, 12 to 18 months typically elapse between the completed design phase and full production. The product life cycle of a typical industrial casting in the markets the Company serves is quite long, in many cases over 10 years. Sales to the industrial market are comprised of differential carriers and differential cases, transmissions, gear and axle housings, yokes, planting and harvesting equipment parts, track drive and fifth wheel components, and compressor components. Markets for these products include medium and heavy-duty truck, construction and agricultural equipment and HVAC manufacturers.

(c)	Manufacturing and Raw Materials
     The Company’s foundries manufacture gray and ductile iron and cast it into intricate shapes according to customer metallurgical and dimensional specifications. The sand casting process the Company employs involves using metal, wood or urethane patterns to make an impression of a desired shape in a mold made primarily of sand. Cores, also made primarily of sand, are used to make the internal cavities and openings in a casting. Once the casting impression is made in the mold, the cores are set into the mold and the mold is closed. Molten metal is then poured into the mold, which fills the mold cavity and takes on the shape of the desired casting. Once the iron has solidified and cooled, the mold and core sand is separated from the casting and the sand is recycled. The selection of the appropriate casting method, pattern, core-making equipment and sand, and other raw materials depends on the final product and its complexity, specifications and function as well as the intended production volumes. Because the casting process involves many critical variables, such as choice of raw materials, design and production of tooling, iron chemistry and metallurgy and core and molding sand properties, it is important to monitor the process parameters closely to ensure dimensional precision and metallurgical consistency.
     The primary raw materials the Company uses to manufacture ductile and gray iron castings are steel scrap, pig iron, alloys, metallurgical coke, and sand (core sand and molding sand). In order to maintain certain quality levels, the Company requires various grades of each raw material and large quantities of certain materials. While there are multiple suppliers for certain of the raw materials utilized by the Company, the Company has generally elected to maintain single-source arrangements with its suppliers for most of the major raw materials. Due to long standing relationships with these suppliers, the Company has historically been able to secure the type of raw materials in the quantities required and at competitive prices, even when raw materials are in short supply. However, the Company has experienced significant fluctuations in the cost of steel scrap used in the manufacturing process, and of all the varying costs of raw materials, fluctuations in the cost of steel scrap impact its business the most.
2.	Forgings Segment.
     The Company’s forgings segment, operated by Mercer, produces complex-shaped forged steel and micro alloy components for use in transportation, railroad, mining and heavy industrial applications. Mercer sells directly to OEMs and tier-one suppliers, as well as to industrial end-users. Mercer’s subsidiary, A&M Specialties, Inc., machines forgings and castings for Mercer and various industrial customers. Mercer produces hundreds of individually forged components and has developed specialized expertise in forgings of micro alloy steel. Mercer currently operates mechanical press lines, from 1,300 tons to 4,000 tons.
     The principal raw materials used in Mercer’s products are carbon and micro alloy steel. Mercer purchases substantially all of its carbon steel from four principal sources. In forging, metal is pressed, pounded or squeezed under great pressure, with or without the use of heat, into parts that retain the metal’s original grain flow, imparting high strength. Forging usually entails one of four principal processes: impression die; open die; cold; and seamless rolled ring forging. Impression die forging, commonly referred to as “closed die” forging, is the principal process employed by Mercer, and involves bringing two or more dies containing “impressions” of the part shape together under extreme pressure, causing the bar stock to take the desired shape. Because the metal flow is restricted by the die, this process can yield more complex shapes and closer tolerances than the “open die” forging process. Impression die forging is used to produce products such as military and off-highway track and drive train parts; automotive and truck drive train and suspension parts; railroad engine, coupling and suspension parts; military ordinance parts and other items where close tolerances are required.
     Once a rough forging is shaped, regardless of the forging process, it must generally still be machined. This process, known as “finishing” or “conversion,” smoothes the component’s exterior and mating surfaces and adds any required specification, such as groves, threads and bolt holes. The finishing process can contribute significantly to the value of the end product, in particular in certain custom situations where high value specialized machining is required. Machining can be performed either in-house by the forger, by a machine shop which performs this process exclusively or by the end-user.
3.	Sales and Customer Care.
     During the Company’s over 125-year history, it has emphasized servicing specific market needs and has built a strong reputation for customer service. To that end, the Company employs a dedicated sales force for its heavy municipal castings, its industrial castings, and for its forgings. The Company’s sales force supports ongoing customer relationships and work with customers’ engineers and procurement representatives as well as the Company’s own engineers, manufacturing management, and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds the specifications of its customers. This team approach, consisting of sales, marketing, manufacturing, engineering and quality assurance efforts, is an integral part of the Company’s marketing strategy.
     The Company has one of the largest sales and marketing forces of any foundry serving the heavy municipal market. The Company’s dedicated sales force works out of regional sales offices and distribution yards to market municipal castings to contractors and state and local governmental entities throughout the United States. The Company believes that this regional approach enhances its vast knowledge of local specifications and its leadership position in the heavy municipal market. The Company similarly employs a dedicated industrial casting sales force consolidated across all facilities. The Company primarily sells its industrial castings to OEMs and tier-one suppliers with whom it has established close working relationships. These customers base their purchasing decisions on, among other things, the Company’s technical ability, price, service, quality assurance systems, facility capabilities and reputation. The Company’s assistance in product engineering plays an important role in winning bids for industrial castings. Mercer’s in-house sales organization is integrated with NEI and sells directly to end-users and OEMs. A key element of Mercer’s sales strategy is its ability to develop strong customer relationships through responsive engineering capability, dependable quality and reliable delivery performance.

4.	Employees.
     The Company currently employs approximately 1,650 employees, of whom approximately 1,250 are hourly and approximately 400 are salaried. Approximately 92%, of the Company’s hourly employees are represented by unions. Nearly all of the hourly employees at Neenah, Dalton, Advanced Cast Products and Mercer are members of either the United Steelworkers of America or the Glass, Molders, Pottery, Plastics and Allied Workers International Union. A collective bargaining agreement is negotiated every two to five years. The material agreements expire as follows: Neenah, December 2011; Dalton-Warsaw, April 2013; Advanced Cast Products-Meadville, October 2010; and Mercer, June 2012. All employees at Deeter and Morgan’s are non-union. The employees’ skills, knowledge, and understanding of the Company’s businesses are among the Company’s most valuable assets.
5.	Recent Operations.
     While general economic conditions have a directional effect on the foundry industry as a whole, the strength of a particular end-market has a significant effect on the performance of particular foundries serving those markets. The historic stability of the heavy municipal market has helped mitigate the effects of downturns in the Company’s more cyclical industrial end-markets, such as the heavy-duty truck market. Due to pressures of the overall weak economy and the particularly difficult economic issues facing the foundry industry and manufacturing in general, the Company closed two manufacturing facilities during the Company’s fiscal year ending September 20, 2009. The Company’s board of directors approved the closure of the Company’s manufacturing facility located in Kendallville, Indiana in December 2008 and the Gregg facility located in El Monte, California in February 2009. Both facilities ceased production and substantially completed shutdown during fiscal year 2009.
     For the fiscal year ended September 30, 2009, the Company recorded $333.0 million in net sales, compared to $510.8 million in net sales for the fiscal year ended September 30, 2008. The Company’s overall sales volume, as measured in tons sold, was down 35.0% for the year ended September 30, 2009.
C.	Management of the Debtors.
1.	Senior Executive Officers.
     Set forth below are the senior executive officers of NEI as of the date of this Disclosure Statement and each officer’s position within NEI.

Name	Position
Robert E. Ostendorf, Jr.	President and Chief Executive Officer

Dale Parker	Corporate Vice President — Finance, Treasurer, Secretary and Chief Financial Officer

John H. Andrews	Corporate Vice President — Chief Operating Officer

Robert Gitter	Corporate Vice President — Corporate Controller

William Martin	Corporate Vice President — Interim Chief Operating Officer

Joseph Harvey	Corporate Vice President — Purchasing

Louis E. Fratarcangeli	Corporate Vice President — Industrial Sales

Frank Headington	Corporate Vice President — Technology

2.	Biographies of the Senior Executive Officers.
     Mr. Ostendorf joined Neenah in July 2007 as President, Chief Executive Officer and a director. Prior to joining the Company, Mr. Ostendorf was Chief Executive Officer since 2004 of Amcan Consolidated Technology Corp. (“ACT”), a supplier of cast components to the automotive industry and the Canadian subsidiary of Honsel International Technologies SA (“HIT”). Mr. Ostendorf was also a director of HIT. HIT disposed of various portions of ACT and following Mr. Ostendorf’s departure from ACT in June 2007, HIT reassigned certain of ACT’s operations to a Mexican affiliate, and ACT subsequently filed for protection under Canada’s Companies Creditor Arrangement Act in September 2007. Prior to his involvement with HIT, Mr. Ostendorf was President of the Morgan Corporation (“Morgan”), a truck body manufacturer, from 1999 to 2004. Prior to Morgan, Mr. Ostendorf was President of Cambridge Industries’ Truck Group from 1998 to 1999, President of American Sunroof Corporation from 1995 to 1998 and President and CEO of VMC Fiberglass from 1988 to 1995.
     Mr. Parker was named as Corporate Vice President — Finance and Chief Financial Officer effective February 2010. Prior to joining the Company, Mr. Parker was Vice President of Finance for Paper Works, a producer of coated recycled paper board. Mr. Parker was chief financial officer at Forest Resources LLC, a paper and packaging company, from May 2007 to October 2008. Mr. Parker served as chief financial officer at Vitex Packaging Group, a manufacturer of packaging for tea and coffee brands, from 2006 to May 2007. From 2000 to 2006, Mr. Parker served as vice president, chief financial officer, and board member of Appleton Papers, Inc. From 1975 to 2000, Mr. Parker was employed by Black Clawson Companies, a manufacturer of capital converting equipment, serving as vice president and chief financial and administration officer from 1988 to 2000.
     Mr. Andrews has served as Neenah’s Corporate Vice President — Manufacturing since August 2003 and as Neenah’s Chief Operating Officer of Manufacturing Operations since November 2005. On September 14, 2009, Mr. Andrews announced his intention to retire. He has agreed to stay on at his current capacity until April 30, 2010 to allow for an orderly transition of his responsibilities, and an arrangement to provide consulting services for a twelve-month period following his retirement. Mr. Andrews joined the Company in 1988 and has served in a variety of manufacturing positions with increasing responsibility. Prior to joining Neenah, Mr. Andrews was Division Manager for Dayton Walther Corporation’s Camden Casting Center from 1986 to 1988 and served as Manufacturing Manager and then Plant Manager for Waupaca Foundry’s Marinette Plant from 1973 to 1986.
     Mr. Gitter has served as Neenah’s Corporate Vice President and Corporate Controller since April 2007. Mr. Gitter has been with the Company for 12 years. Prior to joining Neenah, Mr. Gitter was audit manager at Schenck Business Solutions, Assistant Controller at Powers Holdings, Inc., and audit senior at Ernst & Young LLP. Mr. Gitter is a Certified Public Accountant and Certified Management Accountant.

     Mr. Martin will assume the duties of Interim Chief Operating Officer upon the retirement of Mr. Andrews, effective April 30, 2010. Since October, 2000, Mr. Martin has been Neenah’s Vice President of International & Business Development. Mr. Martin has served the Company for 10 years and has 41 years’ experience in the industry. Prior to joining Neenah, Mr. Martin was General Manager of Hartley Controls Corp., Sales Director of Disamatic, Engineer of Spomatic Corporation, and Engineering Director at GM Defiance. Mr. Martin is a licensed Professional Engineer.
     Mr. Harvey has 23 years of experience at the Company and 36 years in the industry. He has served as Neenah’s Vice President — Procurement since October 2001. Mr. Harvey’s prior positions at the Company include Industrial Sales, Purchasing Senior Buyer, Purchasing Manager, and Director of Purchasing and Transportation. Mr. Harvey is a lifetime Certified Purchasing Manager. Prior to his employment at Neenah Mr. Harvey held a Regional Sales position in the Southeast for Waukesha Foundry for 10 years.
     Mr. Fratarcangeli joined Neenah as Corporate Vice President — Industrial Products Sales in December 2007. From May 2003 to October 2007, Mr. Fratarcangeli was Executive Vice President of ACT. ACT filed for protection under Canada’s Companies Creditor Arrangement Act in September 2007. Prior to ACT, from 2000 to 2003, Mr. Fratarcangeli was the Vice President of Sales and Marketing for Morgan Olson, a truck body manufacturer and a division of Morgan. From 1993 to 2000, Mr. Fratarcangeli was the Vice President of Sales for the Commercial Truck division of Cambridge Industries.
     Mr. Headington has served as Neenah’s Corporate Vice President — Technology since August 2003. Previously, Mr. Headington was Neenah’s Manager of Technical Services and Director of Product Reliability since January 1989. Prior to joining the Company, Mr. Headington co-founded and operated Sintered Precision Components, a powdered metal company. Prior to his involvement with Sintered Precision Components, he was employed by Wagner Casting Company as Quality Manager.
D.	Prepetition Debt and Capital Structure of the Company.
     As of the Petition Date, the Company’s outstanding indebtedness consisted of not less than $54.2 million of borrowings outstanding under the Prepetition Credit Agreement, $237.5 million of principal and interest owed on the Secured Notes, $88.7 million of principal and interest owed on the Subordinated Notes, $1.6 million of capital lease obligations, and approximately $21.1 million in outstanding trade payables.
1.	Prepetition Secured Credit Obligations.
     Neenah, together with certain of its domestic subsidiaries, are Borrowers under that certain Amended and Restated Loan and Security Agreement, dated as of December 29, 2006. As of the Petition Date, (i) the Debtors’ outstanding indebtedness under the Prepetition Credit Agreement was not less than $54.2 million and (ii) the Prepetition Credit Agreement provided for borrowings in an amount up to $110.0 million. Outstanding borrowings bear interest at rates based on the lenders’ Base Rate, as defined in the Prepetition Credit Agreement, or, if Neenah so elects, at an adjusted rate based on LIBOR. Availability under the Prepetition Credit Agreement was subject to customary conditions and was limited by the borrowing base determined by the amount of accounts receivable, inventory, and casting patterns and core boxes.
     Most of Neenah’s direct or indirect wholly-owned subsidiaries are co-borrowers under the Prepetition Credit Agreement and are jointly and severally liable with Neenah for all obligations under the Prepetition Credit Agreement. In addition, NFC, Neenah’s direct parent, and Neenah’s non-borrower subsidiaries guarantee the borrowers’ obligations under the Prepetition Credit Agreement.
     Neenah, the Prepetition Agent, and the Secured Notes Indenture Trustee are parties to the Intercreditor Agreement, which sets forth the relative priorities of the Prepetition Lenders and the Secured Noteholders with respect to the collateral securing the Debtors’ obligations under the Prepetition Credit Agreement and the Secured Notes Indenture (discussed below). Specifically, the Debtors’ obligations under the Prepetition Credit Agreement are secured by (i) first priority liens, subject to customary restrictions, on the “Bank Priority Collateral” (as defined in the Intercreditor Agreement), consisting of, among other things, the Debtors’ accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain intercompany loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing and (ii) second priority liens (junior to the liens securing the Secured Notes) on the “Noteholder Priority Collateral” (as defined in the Intercreditor Agreement) on substantially all of the Debtors’ remaining assets. The Secured Notes are secured by a first priority security interest in and lien upon the Noteholder Priority Collateral and a second priority security interest in and lien upon, among other things, the Bank Priority Collateral.
2.	Prepetition Note Debt.
(a)	9.5% Secured Notes due 2017
     Neenah is party to that certain Indenture, dated as of December 29, 2006 (as supplemented pursuant to that certain Supplemental Indenture dated as of September 30, 2008), pursuant to which Neenah issued the Secured Notes in the aggregate principal amount of $225.0 million. As of the Petition Date, the balance owed under the Secured Notes was approximately $237.5 million, including accrued interest. The obligations under the Secured Notes are fully and unconditionally guaranteed by Neenah’s existing and certain future direct and indirect wholly-owned domestic restricted subsidiaries. The Secured Notes and the guarantees are secured by first-priority liens on substantially all of the Debtors’ assets (other than accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing) and by second-priority liens, junior to the liens for the benefit of the Prepetition Lenders, on the Debtors’ accounts receivable, inventories, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing, subject to the Intercreditor Agreement, discussed above.

(b)	12.5% Subordinated Notes due 2013
     On December 29, 2006, Neenah issued the Subordinated Notes to Tontine in exchange for an equal principal amount of the Neenah’s 13% Notes that were then held by Tontine. As of the Petition Date, the balance owed under the Subordinated Notes was approximately $88.7 million, including accrued interest. The obligations under the Subordinated Notes are senior to Neenah’s subordinated unsecured indebtedness, if any, and are subordinate to Neenah’s obligations under the Prepetition Credit Agreement and the Secured Notes. Prior to the Petition Date, interest on the Subordinated Notes was payable on a semi-annual basis. Neenah was required to pay not less than 5% (500 basis points) of the interest on the Subordinated Notes in cash and Neenah had the right to defer the remainder (up to 7.5% or 750 basis points) of the interest at its option. Neenah was required to pay interest on any interest so deferred at a rate of 12.5% per annum. Neenah elected to defer paying 7.5% of the interest due on the Subordinated Notes with respect to the January 1, 2009 interest payment date (representing a deferral of an interest payment of approximately $2.8 million). On July 1, 2009, Neenah entered into an agreement with Tontine to defer the entire semi-annual interest payment on the Subordinated Notes (representing a deferral of an interest payment of approximately $4.7 million and interest on the previously deferred interest payment in the amount of $0.2 million) due July 1, 2009.
3.	Trade Debt.
     As of the Petition Date, eleven (11) of the eighteen (18) Debtors had accrued prepetition trade debt in the aggregate amount of approximately $21.1 million. Approximately $8.8 million of the Debtors’ outstanding trade debt has been satisfied pursuant to one or more “first-day” orders entered by the Bankruptcy Court. Therefore, the outstanding prepetition trade debt, primarily for raw materials such as steel scrap and metallurgical coke and services such as shipping and distribution, constitutes a small percentage of the Debtors’ overall prepetition debt.
     The chart below summarizes the Debtors’ estimated outstanding trade debt as of the Petition Date. The Debtors expect that a portion of the overall trade debt will be payable to counterparties to executory contracts in connection with the Debtors’ assumption thereof.

	Number of Scheduled	Amount of Scheduled
Name of Debtor	Trade Claims	Trade Debt
Neenah Foundry Company	519	$4.82 million
Deeter Foundry, Inc.	93	$0.40 million
Mercer Forge Corporation	129	$2.43 million
Dalton Corporation, Stryker Machining Facility Co.	28	$0.03 million
Dalton Corporation, Warsaw Manufacturing Facility	299	$3.28 million
Dalton Corporation, Kendallville Manufacturing Facility	28	$0.24 million
Advanced Cast Products, Inc.	163	$0.79 million
Gregg Industries, Inc.	26	$0.10 million
A&M Specialties, Inc.	50	$0.11 million
Neenah Transport, Inc.	14	$0.01 million
Morgan’s Welding, Inc.	45	$0.09 million

4.	Equity of NEI.
     NEI’s certificate of incorporation authorizes the issuance of 35 million shares of common stock, of which 15,425,764 were outstanding as of January 19, 2010, and one (1) million shares of preferred stock, of which none was outstanding as of the Petition Date. As of the Petition Date, NEI’s common stock was traded on the OTC Bulletin Board. In NEI’s Annual Report on Form 10-K for the year ended September 30, 2009, NEI identified TCP as the sole non-affiliated beneficial owner of five percent (5%) or more of NEI’s common stock. As of that date, to the Company’s knowledge, no other non-affiliated holders owned more than five percent (5%) of the outstanding common stock of NEI.
E.	Pending Litigation Against the Debtors.
     As a consequence of the Debtors’ commencement of these Chapter 11 Cases, all pending claims and litigation against the Debtors in the United States have been automatically stayed pursuant to Section 362 of the Bankruptcy Code.
     The Debtors are involved in various legal proceedings arising in the ordinary course of business, including certain litigation and tax matters. Many of the Debtors’ litigation matters relate to outstanding notices of violation (“NOVs”) issued by federal, state, and local environmental authorities relating to discharges to air, water, and land; climate change; the generation, handling, and disposal of solid and hazardous waste; the cleanup of properties affected by hazardous substances; and the health and safety of the Debtors’ employees.
     The risk of environmental liability is inherent in the manufacture of castings and forgings. Any of the Company’s businesses might in the future incur significant costs to meet current or more stringent compliance, cleanup, or other obligations pursuant to environmental requirements. Such costs may include expenditures related to remediation of historical releases of hazardous substances or clean-up of physical structures prior to decommissioning. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available to it. Based on its review of the latest information available, the Company believes its ultimate liability in connection with pending or threatened legal proceedings will not have a material effect on its results of operations, cash flows or financial position.
     The Debtors anticipate that, to the extent any pending litigation is not resolved prior to the Effective Date of the Plan (including through the claims allowance process during the Chapter 11 Cases) or removed by the Debtors to federal court consistent with their powers under the Bankruptcy Code, such litigation will continue after the Effective Date in the forum(s) in which it was initiated. Any adverse judgment against or liability of the Debtors arising out of these actions would constitute a Claim that will be treated in accordance with the provisions of the Plan and the Bankruptcy Code.

F.	Events Leading up to Chapter 11.
     Metal casting has historically been a cyclical industry, with the industry’s performance generally correlated with overall economic conditions. The recent dramatic declines in demand in some of the Debtors’ most significant industrial markets, including heavy-duty truck, construction and farm equipment, have negatively impacted the Debtors’ operating performance. In addition, the Debtors’ municipal business has suffered as a result of the slowdown in infrastructure spending associated with new commercial and residential developments along with a reduction in public sector spending in anticipation of lower tax revenue and continued softness in the housing markets. The resulting decline in sales into these end-markets adversely impacted the Debtors’ profitability and cash flows, resulting in diminished liquidity levels and a reduction in the Debtors’ borrowing base under the Prepetition Credit Agreement, and ultimately causing the Debtors to default on certain financial covenants under the Prepetition Credit Agreement.
     In response to these economic challenges, the Debtors engaged Rothschild Inc. (“Rothschild”) in May 2009 to assist the Debtors’ efforts to enhance their liquidity position. These efforts focused on either a full refinancing of the Prepetition Credit Agreement Claims or adding a last-out financing tranche within the Prepetition Credit Agreement. Rothschild ultimately contacted more than sixty (60) potential lenders, ranging from traditional lending institutions to hedge funds and other potential investors, as part of an effort to recapitalize the Debtors’ balance sheet and enhance the Debtors’ liquidity position. Despite these efforts, however, the Debtors were ultimately unable to secure a commitment for any refinancing alternatives or additional financing from outside lending sources.
     Concurrently with their efforts to secure additional liquidity, the Debtors also engaged in discussions with the Prepetition Lenders on the terms of a forbearance agreement that would ensure the Debtors’ continued access to borrowing under the Prepetition Credit Agreement. On November 10, 2009, certain of the Debtors and the Prepetition Lenders entered into a forbearance agreement (the “Forbearance Agreement”) pursuant to which the Prepetition Lenders agreed, among other things, to forbear from exercising certain rights and remedies with respect to, or arising out of, certain specified events of default that had occurred as of November 10, 2009 or that were expected to occur during the term of the Forbearance Agreement. Such defaults included the Debtors’ anticipated failure to satisfy the minimum fixed charge coverage ratio under the Prepetition Credit Agreement for the fiscal year ending September 30, 2009. The Debtors and the Prepetition Lenders agreed to extend the Forbearance Agreement on three separate occasions, with the final extension expiring on January 29, 2010.
     During the term of the Forbearance Agreement, the Debtors also engaged in discussions with the Ad Hoc Committee of Secured Noteholders and the Subordinated Noteholders on the terms of a consensual restructuring of the Debtors’ capital structure and balance sheet. After several weeks of active arm’s-length negotiations, the Debtors reached an agreement on the terms of a consensual restructuring with the Ad Hoc Committee of Secured Noteholders, whose members hold approximately 55% of the aggregate outstanding principal amount of the Secured Notes, and the Subordinated Noteholders. The terms of such agreement are set forth in the Lock-Up Agreement, a copy of which is attached to this Disclosure Statement as Exhibit B, which the Debtors, the Ad Hoc Committee of Secured Noteholders, and the Subordinated Noteholders executed on February 3, 2010. Following the execution of the Lock-Up Agreement, the Debtors commenced these Chapter 11 Cases in order to pursue the confirmation of the Plan, the principal terms of which are set forth in the Plan Term Sheet, which will allow the Debtors to substantially de-leverage their balance sheet and reduce their cash interest expenses.
IV. EVENTS DURING THE CHAPTER 11 CASES
     On the Petition Date, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. These Chapter 11 Cases have been assigned to United States Bankruptcy Judge Mary F. Walrath and have been administratively consolidated under case number 10-10360 (MFW). The following is a brief description of certain major events that have occurred during the Chapter 11 Cases.
A.	First-Day Administrative Motions.
1.	Joint Administration of Debtors’ Chapter 11 Cases.
     On the Petition Date, the Debtors filed the Motion of the Debtors for an Order Directing Joint Administration of Related Chapter 11 Cases (the “Joint Administration Motion”), which requested procedural consolidation of these Chapter 11 Cases for ease of administration. The Bankruptcy Court approved the Joint Administration Motion on February 4, 2010.
2.	Extension of Time to File Schedules and Statements of Financial Affairs.
     On the Petition Date, the Debtors filed the Motion for an Order Granting the Debtors Additional Time to File Schedules and Statements of Financial Affairs (the “Schedules Extension Motion”), seeking an additional 30 thirty (30) days, in addition to the automatic 30-day extension under Local Rule 1007-1(b), for the Debtors to file their Schedules.
B.	Other First-Day Relief.
     On the Petition Date, the Debtors also filed “first-day” motions seeking authority to, among other things, (i) prohibit utility companies from discontinuing, altering, or refusing service; (ii) make tax payments to federal, state and local taxing authorities on an uninterrupted basis; (iii) pay certain prepetition claims of shippers, warehousemen, customs brokers, and other potential lien claimants; (iv) make payments to certain prepetition creditors that are critical to the Debtors’ uninterrupted operations; (v) continue prepetition insurance programs and pay all premium installments outstanding in connection therewith; (vi) honor prepetition obligations to certain customers and continue customer programs; (vii) pay prepetition wages and other benefits to their employees; (viii) continue use of their existing cash management system, bank accounts and business forms; and (ix) to obtain debtor-in-possession financing and to continue using cash collateral. The Bankruptcy Court granted all the Debtors’ first-day motions in substantially the manner requested by the Debtors on an interim or final basis.
1.	Utility Services.
     In connection with the operation of their businesses and management of their properties, the Debtors incur utility expenses in the ordinary course of business for, among other things, water, sewer service, electricity, natural gas, local and long-distance telephone service, data service, solid waste disposal and other similar services. Because uninterrupted utility services are essential to the Debtors’ ongoing operations and the success of the Debtors’ reorganization efforts, the Debtors requested entry of (i) an interim order and (ii) a final order (a) prohibiting the utility providers from altering, refusing, or discontinuing service to the Debtors; (b) deeming that the utility providers have “adequate assurance of payment” within the meaning of Section 366 of the Bankruptcy Code, based, inter alia, on the Debtors’ establishment of a segregated account containing an amount equal to fifty percent (50%) of the Debtors’ estimated monthly cost of utility service; and (c) establishing procedures for resolving requests for additional adequate assurance and authorizing the Debtors to provide adequate assurance of future payment to the utility providers (the “Utility Motion”). The Bankruptcy Court entered a interim order dated as of February 4, 2010, and a final order dated as of March 9, 2010 approving the Utility Motion.
2.	Payment of Federal, State and Local Taxes.
     On the Petition Date, the Debtors filed a motion seeking authority to pay prepetition sales, use, property, franchise and other taxes and governmental charges (the “Tax Motion”). Through the Tax Motion, the Debtors sought the authority to pay any accrued and unpaid liabilities for prepetition taxes in the ordinary course of business up to an aggregate amount not to exceed $2.50 million. The Bankruptcy Court entered an order, dated as of February 4, 2010, granting the Debtors the authority to pay any accrued and unpaid prepetition taxes in an amount up to $2.50 million.
3.	Payment of Shippers, Warehousemen, Customs Brokers, and Other Lien Claimants.
     The Debtors, in the ordinary course of their business, frequently rely on various third-parties to facilitate the timely delivery of raw materials, supplies, and parts and components to the Debtors at their various facilities, and distribution of the Debtors’ finished products to their municipal and industrial customers all over the country. This supply and delivery system involves the use of reputable domestic and international common carriers, shippers, truckers, freight forwarders, and a third-party logistics provider (collectively, the “Shippers”), as well as a network of third-party warehousemen who store goods and equipment on behalf of the Debtors at various distribution yards, warehouses, and storage facilities (the “Warehousemen”). The Debtors employ customs brokers, freight forwarders, and other import/export logistical service providers (collectively, the “Customs Brokers”) in the ordinary course of their businesses to clear imported goods through customs. The Debtors also routinely transact business with a number of other third parties (collectively, the “Lien Claimants”) who, under applicable state law, have the potential to assert liens against the Debtors and their property if the Debtors failed to pay for goods or services rendered prior to the Petition Date. On the Petition Date, the Debtors sought authority, in their discretion, to pay certain prepetition claims of the Shippers, Warehousemen, Customs Brokers, and Lien Claimants (the “Shippers and Lien Claimants Motion”). By order dated as of February 4, 2010, the Court granted the Debtors the authority, at their discretion, to satisfy certain prepetition claims of the Shippers, Warehousemen, Customs Brokers, and Lien Claimants. The order granted authority to the Debtors to pay certain (i) claims of Shippers and Warehousemen in an aggregate amount not to exceed $700,000; (ii) claims of Customs Brokers in an aggregate amount not to exceed $5,000; and (iii) claims of Lien Claimants in an aggregate amount not to exceed $1 million.

4.	Critical Trade Vendor Treatment and Payment of Priority Claims.
     Certain of the Debtors’ vendors are the only source from which the Debtors can procure certain raw materials and essential services at the quality, quantity, timeframe and price that will permit the Debtors to avoid production shutdowns. To prevent disruption of their business operations, as part of their “first day” relief, the Debtors sought the authority to pay (i) the prepetition claims of certain vendors (the “Critical Vendors”) on an emergency basis, in their discretion, where failure to pay such creditor’s prepetition claims would have a material impact on the Debtors’ operations; and (ii) certain administrative expense priority claims (the “Twenty-Day Claims”) for obligations arising in connection with goods supplied by certain vendors that were received by the Debtors in the ordinary course of business within the twenty-day period before the Petition Date (the “Critical Vendor Motion”). The Court approved the Critical Vendor Motion on an interim basis by order dated as of February 4, 2010, which authorized payments to Critical Vendors in an aggregate amount not to exceed $6.75 million and payments on account of Twenty-Day Claims in an aggregate amount not to exceed $1 million. On March 8, 2010, the Court approved the Critical Vendor Motion on a final basis, authorizing payments to Critical Vendors in an aggregate amount not to exceed $9 million and payments on account of Twenty-Day Claims in an aggregate amount not to exceed $1 million.
5.	Continuation and Payment of Prepetition Insurance.
     On the Petition Date, to ensure the Debtors maintained essential insurance coverage on favorable terms, the Debtors filed a motion requesting authority to (i) pay, in their discretion, all postpetition installment payments under their prepetition Premium Finance Agreements (as defined in the Insurance Motion, defined below) as they become due, (ii) continue their prepetition insurance policies and practices, and (iii) pay all prepetition obligations in respect thereof (the “Insurance Motion”). By final order dated as of March 8, 2010, the Bankruptcy Court authorized the Debtors to (a) honor, in their discretion, the terms of their Policies and Premium Finance Agreements (as defined in the Insurance Motion), and (b) pay, in their discretion, any prepetition premium payments.
6.	Customer Programs.
     Prior to the Petition Date, the Debtors engaged in customer programs to develop and sustain a positive reputation with their customers and in the general marketplace for the Debtors’ products and services. The Debtors believe these customer programs assisted, and will continue to assist, them in retaining current customers, attracting new customers, and, ultimately, increasing revenues. Accordingly, through the Motion of the Debtors for Order Authorizing the Debtors to Honor their Prepetition Obligations to Customers and to Otherwise Continue Prepetition Customer Programs and Practices in the Ordinary Course of Business (the “Customer Motion”), the Debtors requested Bankruptcy Court authorization to (i) perform and honor their prepetition obligations related to the Customer Programs (as defined in the Customer Motion) as the Debtors determine to be advisable and (ii) continue, renew, replace, implement new, and/or terminate any such Customer Programs, as the Debtors deem appropriate, in the ordinary course of the Debtors’ business. The relief requested in the Customer Motion was granted on an interim basis by an order dated as of February 4, 2010 and on a final basis by an order dated as of March 8, 2010.

7.	Employee Compensation and Benefits.
     Because most of the Debtors’ employees are paid in arrears, as of the Petition Date there was approximately $958,392 in unpaid, prepetition wages. In addition to the unpaid wages, as of the Petition Date, there was approximately $31,764 of reimbursable expenses outstanding and approximately $402,104 outstanding to the Debtors’ employees in connection with various federal, state, and local taxes withheld from the employees’ wages. In addition, as of the Petition Date, amounts were also outstanding in connection with various benefit programs maintained by the Debtors for their employees, including employee health care programs, vacation, sick day and holiday benefits, employee savings plans, disability and other types of insurance, retiree medical programs and workers compensation.
     As a result, on the Petition Date, the Debtors filed a motion seeking court authority to continue, among other things, to (i) pay all prepetition employee wages, salaries, commissions, and other compensation, (ii) pay all prepetition compensation owed to certain independent sales representatives and temporary workers, (iii) reimburse employees for all prepetition business expenses; (iv) make all payments for which prepetition payroll and tax deductions were made; (v) honor prepetition obligations under certain employee benefit programs and continue such programs in the ordinary course; (vi) honor workers’ compensation obligations; and (vii) make all payments to third-parties relating to the foregoing payments and contributions (the “Employee Wage Motion”). Specifically, the Debtors’ average gross monthly compensation for their Employees’ (as defined in the Employee Wage Motion) wages is approximately $6,287,637. Certain employees are paid via direct deposit through electronic transfer of funds; however, the majority of employees are paid via check. By order dated as of February 4, 2010, the Bankruptcy Court granted the relief requested in the Employee Wage Motion in substantially the manner requested by the Debtors, with the exception of the Employee Severance Plan and the SERP (each as defined in the Employee Wage Motion), which were subsequently approved by order dated as of March 8, 2010.
8.	Cash Management.
     Prior to the Petition Date, the Debtors utilized a centralized cash management system (the “Cash Management System”) to collect funds from their operations and to pay operating and administrative expenses in connection therewith. To avoid administrative inefficiencies, among other things, the Debtors moved the Bankruptcy Court for an order (i) authorizing and approving the Cash Management System; (ii) authorizing the Debtors to continue using prepetition bank accounts and business forms; (iii) waiving the requirements of Section 345(b) on an interim basis; and (iv) granting administrative expense status to post-petition intercompany claims between and among the Debtors (the “Cash Management Motion”). By order dated as of February 4, 2010, the Court approved the Cash Management Motion and waived the requirements of Section 345(b) on an interim basis.
9.	Debtor-in-Possession Financing and Use of Cash Collateral.
     In order to ensure sufficient liquidity to continue their operations while they restructure under Chapter 11, the Debtors sought authority on the Petition Date to obtain debtor-in-possession financing from their existing secured lenders, consisting of a multiple draw super-

priority secured term loan facility in an aggregate principal amount not to exceed $50 million (the “DIP Term Facility”) and a revolving loan facility with commitments in an aggregate amount equal to $90 million (the “DIP Revolving Facility”, together with the DIP Term Facility, the “DIP Facilities”), to continue using certain cash deposits, which were otherwise restricted pursuant to certain prepetition security agreements, and to grant adequate protection to the relevant Prepetition Lenders and Secured Noteholders in respect thereof (the “DIP Financing and Cash Collateral Motion”). The relief sought in the DIP Financing and Cash Collateral Motion was necessary to address the Debtors’ immediate and critical need to obtain additional financing and to use the cash deposits to preserve and protect the value of their assets.
     Prior to initiating their pursuit of debtor-in-possession financing, the Debtors, with the assistance of their financial advisors, pursued various out-of-court financing alternatives. However, it soon became apparent that the Debtors would not be able to secure out-of-court financing in the current lending market in the time period available to the Debtors, particularly in light of the Debtors’ liquidity position and existing secured debt. The Debtors therefore decided to adjust their course and pursue debtor-in-possession financing alternatives. Through their financial advisors, the Debtors pursued negotiations with selected parties, including the DIP Lenders (defined below), based in part upon the feedback provided by potential lenders who had been contacted for potential out-of-court financing. It ultimately became apparent to the Debtors that (i) they were unable to obtain sufficient interim and long-term financing from sources other than the DIP Lenders on terms more favorable than those under the DIP Facilities, (ii) they were not able to obtain sufficient unsecured credit allowable as an administrative expense under section 503(b)(1) of the Bankruptcy Code, and (iii) sufficient new credit was not available to the Debtors without providing the DIP Agents (defined below) and the DIP Lenders the protections set forth in the proposed Interim DIP Order, including the Superpriority Claims and the DIP Liens in the DIP Collateral (each as defined in the DIP Financing and Cash Collateral Motion). After carefully considering the limited alternatives that were available, the Debtors concluded that they were unable to obtain sufficient interim and long-term financing from sources other than the DIP Lenders on terms more favorable than under the DIP Facilities.
     The Debtors’ negotiations with the DIP Agents and the DIP Lenders culminated in commitments by the DIP Lenders to provide the Debtors with up to $50 million of super-priority secured post-petition financing under the DIP Term Facility and commitments in an aggregate amount equal to $90 million of super-priority secured post-petition financing under the DIP Revolving Facility, on the terms and subject to the conditions set forth in the respective DIP Agreements. The DIP Facilities represented the best financing option available to the Debtors because, among other things, they (i) would provide the Debtors with sufficient liquidity to continue their operations while they restructure under the Bankruptcy Code and (ii) do not alter the respective priority positions enjoyed by the Prepetition Lenders and the Secured Noteholders as set forth in the Intercreditor Agreement.
     After a hearing held on February 4, 2010, the Bankruptcy Court entered an order approving the DIP Financing and Cash Collateral Motion on an interim basis (the “Interim DIP Order”). On February 5, 2010, the Debtors entered into that certain Secured Super-Priority Debtor-in-Possession Multiple Draw Term Loan Agreement (together with all related documents, instruments and fee letters delivered pursuant to or in connection therewith, as it may be amended, modified, or supplemented from time to time pursuant to the terms thereof, the

“DIP Term Facility Agreement”), by and among the Debtors, (i) certain funds and/or accounts managed and/or advised by MacKay Shields LLC, and (ii) certain funds and/or accounts managed and/or advised by GoldenTree Asset Management LP, together with the other lender(s) from time to time party thereto, the “DIP Term Facility Lenders”), with Wilmington Trust FSB as Administrative Agent for the DIP Term Facility Lenders (in such capacity, together with its successors and permitted assigns, the “DIP Term Facility Agent”), pursuant to the terms of the Interim DIP Order. Under the terms of the DIP Term Facility Agreement, the Debtors made an initial draw of $25 million on the Closing Date (as defined therein) to fund ongoing operations consistent with the Approved Budget (as defined in the DIP Financing and Cash Collateral Motion) negotiated by the parties. Concurrently with the entry into the DIP Term Facility Agreement, the Debtors entered into that certain Postpetition Agreement dated as of February 5, 2010 (together with all related documents, instruments, and fee letters delivered pursuant to or in connection therewith, as it may be amended, modified, or supplemented from time to time pursuant to the terms thereof, the “DIP Revolving Facility Agreement”), by and among the Debtors, the lenders from time to time party thereto (the “DIP Revolving Facility Lenders”; together with the DIP Term Facility Lenders, the “DIP Lenders”), with Bank of America, N.A. as administrative agent for the DIP Revolving Facility Lenders (in such capacity, together with its successors and permitted assigns the “DIP Revolving Facility Agent” together with the DIP Term Facility Agent, the “DIP Agents”).
     After a hearing held on March 9, 2010, the Bankruptcy Court entered an order approving the DIP Financing and Cash Collateral Motion on a final basis (as may be amended or modified from time to time, the “Final DIP Order”). The Final DIP Order approved the DIP Facilities and authorized the Debtors to use cash collateral on a final basis.
     The Debtors’ obligations under the DIP Facilities are secured by valid, binding, enforceable, perfected security interests in and liens on substantially all assets of the Debtors, including, without limitation: (i) all “Collateral” as defined in the DIP Revolving Facility Loan Agreement and the DIP Term Facility Agreement and (ii) the proceeds of all claims or causes of action (excluding avoidance actions under chapter 5 of the Bankruptcy Code (the “Avoidance Actions”)), whether pursuant to federal law or applicable state law, of the Debtors or their estates (collectively with all proceeds and products of any or all of the foregoing, the “DIP Collateral”), as well as super-priority administrative expense claims. In particular, pursuant to the terms of the Final DIP Order, the DIP Lenders were granted (i) a first priority perfected lien on, and security interest in, all present and after acquired property of the Debtors not subject to a lien or security interest on the Petition Date, (ii) a junior, perfected lien on, and security interest in, all of the Debtors’ right, title and interest in, to and under all DIP Collateral which is subject to (a) any validly perfected, unavoidable security interest or lien in existence as of the Petition Date, or (b) any valid security interest or lien perfected (but not granted) after the Petition Date (to the extent such perfection in respect of a prepetition claim is expressly permitted under the Bankruptcy Code); and (iii) (a) with respect to the DIP Revolving Facility Agent and the DIP Revolving Facility Lenders, a first priority, senior, priming, perfected lien and security interest upon all of the Debtors’ right, title and interest in, to, and under the DIP Collateral of the same nature and type as the Bank Priority Collateral (as defined in the Intercreditor Agreement) other than the DIP Term Facility Priority Account and other Cash Collateral Accounts (each as defined in the Final DIP Order), and (b) with respect to the DIP Term Facility Agent and the DIP Term Facility Lenders, a first priority, senior, priming, perfected lien on and security interest in all of the Debtors’ right, title and interest in, to, and under the DIP Collateral of the same nature and type as the Noteholder Priority Collateral (as defined in the Intercreditor Agreement) and the DIP Term Facility Priority Account, each other Cash Collateral Account (each as defined in the Final DIP Order), and all proceeds of the foregoing, in each case subject to the terms of the Final DIP Order.
     As adequate protection for the use of cash collateral and the priming of their liens, the Final DIP Order granted (x) the Prepetition Agent and Prepetition Lenders replacement liens, superpriority administrative expense claims, and current payment of cash interest at the non-default rate, and legal and financial advisory fees; and (y) the Secured Notes Indenture Trustee, Secured Notes Collateral Agent and Secured Noteholders replacement liens, superpriority administrative expense claims, and current payment of legal and financial advisory fees, each as more specifically set forth in the Final DIP Order.
C.	Professional Retention.
1.	Retention of Professionals by the Debtors’ Estates.
     The Debtors applied for an order authorizing the retention of Sidley Austin LLP as their general reorganization and bankruptcy counsel under Section 327(a) of the Bankruptcy Code on February 19, 2010 (the “Sidley Retention Application”). The Court approved the Sidley Retention Application by order dated as of March 8, 2010.
     The Debtors also filed an application to retain Young Conaway Stargatt & Taylor, LLP as Delaware bankruptcy co-counsel in these Chapter 11 Cases (the “YCST Retention Application”). The YCST Retention Application, which was filed on February 19, 2010, was approved by the Court pursuant to an order dated as of March 8, 2010.
     In addition, the Debtors filed an application to retain Rothschild as their investment banker and financial advisors (the “Rothschild Retention Application”). The Rothschild Retention Application was also filed on February 19, 2010. The Court approved Rothschild’s retention by order dated as of March 9, 2010. Pursuant to the order, Rothschild is entitled to payment of (i) a monthly advisory fee of $175,000 per month; (ii) a new capital fee (the “New Capital Fee”) equal to (a) 1.5% of the face amount of any debtor-in-possession financing raised, (b) 2.5% of the face amount of any junior secured or second lien debt raised, (c) 3.5% of the face amount of any unsecured debt raised, and (d) 5.0% of any equity capital or capital into equity raised (a “New Capital Raise”) provided that in no event shall the New Capital Fee with respect to any New Capital Raise be less than $500,000; and (iii) a recapitalization fee (the “Recapitalization Fee”) of $2,750,000 payable upon the earlier of (a) the confirmation and effectiveness of a Plan and (b) the closing of a Transaction (as defined in the Rothschild Retention Application). Rothschild agreed to credit (to the extent not otherwise credited) (i) 50% of the paid Monthly Fees in excess of $525,000 (the “Monthly Fee Credit”) against any Recapitalization Fee or New Capital Fee and (ii) 50% of any paid New Capital Fees in excess of $500,000 (after application of any available Monthly Fee Credit) against the Recapitalization Fee; provided that in no event shall the Recapitalization Fee be reduced below zero nor shall the New Capital Fee be reduced below $500,000. The total fees payable to Rothschild are capped at $3.85 million pursuant to the Order approving the Rothschild Retention Application.

     To further assist them in carrying out their duties as Debtors in possession and to otherwise represent their interests in the Chapter 11 Cases, the Debtors also retained the following professionals with the Bankruptcy Court’s approval: (i) Huron Consulting Services LLC (“Huron”), as financial advisors and Richard D. Caruso as Chief Restructuring Advisor; (ii) The Garden City Group, Inc., as claims, noticing, and balloting agent; (iii) Ernst and Young LLP, as tax services providers; and (iv) Mercer (US) Inc., as compensation consultants.
     In addition, the Debtors filed a motion seeking authorization to continue paying certain professionals utilized in the ordinary course of the Debtors’ business (the “Ordinary Course Motion”). The Ordinary Course Motion was approved by order dated as of March 9, 2010.
2.	The Committee and Its Advisors.
     On February 17, 2010, the United States Trustee for the District of Delaware appointed an official committee of unsecured creditors (the “Committee”) comprised of the following parties: Gerdau Ameristeel; Wisconsin Electric Power Company; The Timken Co.; Sadoff & Rudoy Industries, LLP; and Dana Holding Corporation.
     On March 12, 2010, the Committee applied for an order authorizing the retention of Greenberg Traurig LLP as its counsel (the “GT Retention Application”). On March 19, 2010, the Committee also filed an application seeking to employ Morris Anderson as its financial advisors (the “Morris Anderson Retention Application”). The GT Retention Application and the Morris Anderson Retention Application were each approved by the Bankruptcy Court on April 5, 2010.
3.	Ad Hoc Committee of Secured Noteholders.
     Pursuant to the terms of the Final DIP Order and the Lock-Up Agreement, the Debtors are obligated to pay the reasonable and documented fees and expenses of certain professional and legal advisors of the Ad Hoc Committee of Secured Noteholders. The Ad Hoc Committee of Secured Noteholders is comprised of certain funds and/or accounts managed and/or advised by MacKay Shields LLC, and certain funds and/or accounts managed and/or advised by GoldenTree Asset Management LP. The Ad Hoc Committee of Secured Noteholders is represented by Stroock & Stroock & Lavan LLP and Richards, Layton & Finger, P.A. The financial advisors for the Ad Hoc Committee of Secured Noteholders are Moelis & Company.
4.	The Prepetition Credit Facility Administrative Agent and its Advisors.
     Pursuant to the terms of the Final DIP Order, the Debtors are obligated to pay the reasonable and documented fees and expenses of certain professional and legal advisors of the Prepetition Agent and professionals for each of the Prepetition Lenders (other than the Prepetition Agent). The Prepetition Agent is represented by Goldberg Kohn Ltd. and Morris, Nichols, Arsht & Tunnell LLP. The financial advisor for the Prepetition Agent is Conway MacKenzie.

D.	Bar Date Order.
     On March 23, 2010, the Debtors filed the Motion of the Debtors for an Order Pursuant to Sections 501,502, and 1111(a) of the Bankruptcy Code, Bankruptcy Rules 2002 and 3003(c)(3), and Local Rule 2002-1(e) Establishing Certain Deadlines for Filing Proofs of Claim and Approving the Form and Manner of Notice Thereof (the “Bar Date Motion”). Pursuant to the Bar Date Motion, the Debtors requested that the Bankruptcy Court establish certain deadlines for filing Proofs of Claim (as defined in the Bar Date Motion). Specifically, the Debtors requested that the Bankruptcy Court (i) establish May 21, 2010 at 4:00 p.m. (prevailing Eastern Time) (the “General Bar Date”) as the deadline for all persons and entities (excluding governmental units, as such term is defined in the Bankruptcy Code) holding a Claim against any of the Debtors to file a proof of such Claim in the Chapter 11 Cases, except as otherwise provided in the Bar Date Motion; (ii) establish August 6, 2010 at 4:00 p.m. (prevailing Eastern Time) (the “Governmental Unit Bar Date”) as the deadline for each governmental unit holding a Claim against any of the Debtors to file a proof of such Claim in the Chapter 11 Cases; (iii) except as otherwise set forth in any order of the Bankruptcy Court authorizing the Debtors’ rejection of an executory contract or unexpired lease, establish the later of (i) the General Bar Date or (ii) thirty (30) days after the entry of any order of the Bankruptcy Court authorizing the Debtors’ rejection of an executory contract or unexpired lease as the deadline (the “Rejection Damages Bar Date” and together with the General Bar Date and the Governmental Unit Bar Date, the “Bar Dates”) on or before which a Proof of Claim for any alleged damages resulting from the Debtors’ rejection of such executory contract or unexpired lease must be filed. The Bankruptcy Court approved the Bar Date Motion pursuant to an order entered on or about April 6, 2010.
V. THE PLAN OF REORGANIZATION
A.	General.
     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders, respectively, who hold substantially similar claims or interests with respect to the distribution of the value of a debtor’s assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, Section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor’s Chapter 11 case.
     The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the Plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan, and terminates all rights and interests of prepetition equity security holders.
     The confirmation requirements of Section 1129(a) of the Bankruptcy Code must be satisfied separately with respect to each Debtor. Therefore, notwithstanding the combination of the separate plans of reorganization of all Debtors in the Plan for purposes of, among other things, economy and efficiency, the Plan shall be deemed a separate Chapter 11 plan for each such Debtor.
     THE FOLLOWING SECTIONS SUMMARIZE CERTAIN KEY INFORMATION CONTAINED IN THE PLAN. THIS SUMMARY REFERS TO, AND IS QUALIFIED IN ITS ENTIRETY BY, REFERENCE TO THE PLAN, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT A. THE TERMS OF THE PLAN WILL GOVERN IN THE EVENT ANY INCONSISTENCY ARISES BETWEEN THIS SUMMARY AND THE PLAN. THE COURT HAS NOT YET CONFIRMED THE PLAN DESCRIBED IN THIS DISCLOSURE STATEMENT. IN OTHER WORDS, THE TERMS OF THE PLAN DO NOT YET BIND ANY PERSON OR ENTITY. IF THE BANKRUPTCY COURT DOES CONFIRM THE PLAN, HOWEVER, THEN IT WILL BIND ALL CLAIM AND INTEREST HOLDERS.
     CAPITALIZED TERMS USED IN THIS SECTION V OF THE DISCLOSURE STATEMENT THAT ARE NOT OTHERWISE DEFINED IN THIS SECTION V OF THE DISCLOSURE STATEMENT SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN.
B.	Classification of Claims and Interests.
1.	Classification and Allowance of Claims and Equity Interests Generally.
     Section 1123 of the Bankruptcy Code provides that, except for administrative expense claims and priority tax claims, a plan of reorganization must categorize claims against and equity interests in a debtor into individual classes. Although the Bankruptcy Code gives a debtor significant flexibility in classifying claims and interests, Section 1122 of the Bankruptcy Code dictates that a plan of reorganization may only place a claim or an equity interest into a class containing claims or equity interests that are substantially similar.
     The Plan creates numerous “Classes” of Claims and Interests. These Classes take into account the differing nature and priority of Claims against and Interests in the Debtors. Administrative Expense Claims, DIP Revolving Facility Claims, DIP Term Facility Claims, and Priority Tax Claims are not classified for purposes of voting or receiving distributions under the Plan, but are treated separately as unclassified Claims.
     The Plan provides specific treatment for each Class of Claims and Interests. Only Holders of certain Allowed Claims are entitled to vote on and receive distributions under the Plan. Unless otherwise provided in the Plan or the Confirmation Order, the treatment of any Claim or Interest under the Plan will be in full satisfaction, settlement, release and discharge of, and in exchange for, such Claim or Interest.

C.	Treatment of Unclassified Claims.
1.	Administrative Expense Claims.
     Administrative Expense Claims are any Claims for costs and expenses of administration of the Chapter 11 Cases arising on or after the Petition Date and prior to the Effective Date under Sections 328, 330, 363, 364(c)(1), 365, 503(b), and 507(a)(2) of the Bankruptcy Code, including, without limitation, (a) any actual and necessary costs and expenses of preserving the Estates and operating the businesses of the Debtors from and after the Petition Date (such as wages, salaries and commissions for services and payments for inventory, leased equipment and premises) and Claims of governmental units for taxes (including tax audits) related to tax years commencing after the Petition Date, but excluding Claims related to tax periods, or portions thereof, ending on or before the Petition Date; (b) all compensation for actual and necessary legal, financial, advisory, accounting and other services provided by the Professionals and the reimbursement of actual and necessary expenses incurred by the Professionals pursuant to Sections 328 or 330 of the Bankruptcy Code; (c) all Ad Hoc Committee Advisor Claims, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (d) any indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases; (e) any payment to be made under the Plan or otherwise to cure a default under an executory contract or unexpired lease that has been or will be assumed by the Debtors; (f) all Secured Notes Indenture Trustee Claims, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (g) the reasonable and documented out-of-pocket expenses incurred by members of the Ad Hoc Committee of Secured Noteholders (excluding any fees or expenses for legal or financial advisors except as otherwise provided in the Plan); (h) the reasonable and documented fees and expenses incurred by legal counsel for the Subordinated Noteholders in connection with the Chapter 11 Cases, in an amount not to exceed $55,000; (i) any fees and charges assessed against the Estates under Section 1930, Chapter 123, of Title 28 of the United States Code; and (j) the actual and necessary fees and expenses incurred by the Claims and Noticing Agent.
     The Bankruptcy Code does not require that administrative expense claims be classified under a plan. It does, however, require that allowed administrative expense claims be paid in full in cash in order for a plan to be confirmed, unless the holder of such claim consents to different treatment.
     Pursuant to the Plan and to the provisions of Sections 328, 330, 331 and 503(b) of the Bankruptcy Code and the Interim Compensation Order, each Holder of an Allowed Administrative Expense Claim shall receive, on account of and in full and complete settlement, release and discharge of, and in exchange for, such Allowed Administrative Expense Claim, either: (i) on the latest to occur of (a) the Effective Date (or as soon as reasonably practicable thereafter), (b) the first Distribution Date after such Administrative Expense Claim becomes an Allowed Claim, and (c) such other date as agreed upon by the Debtors and the Holder of such Administrative Expense Claim, or (ii) such other date as the Bankruptcy Court may order, (a) Cash equal to the full unpaid amount of such Allowed Administrative Expense Claim, or (b) such other treatment as the Debtors and the Holder of such Administrative Expense Claim shall have agreed; provided, however, that (x) the Ad Hoc Committee Advisor Claims and the Secured Notes Indenture Trustee Claims shall be paid in the ordinary course of business (without the requirement to file a fee application with the Bankruptcy Court) on the Effective Date (or as soon as reasonably practicable thereafter), and (y) all Administrative Expense Claims not yet due or that represent obligations incurred by the Debtors in the ordinary course of their business during these Chapter 11 Cases, or assumed by the Debtors during these Chapter 11 Cases, shall be paid or performed when due in the ordinary course of business and in accordance with the terms and conditions of the particular agreements governing such obligations.
     Notwithstanding anything to the contrary, Allowed Administrative Expense Claims representing the Debtors’ postpetition liabilities incurred in the ordinary course of business will continue to be paid by the Debtors during the Chapter 11 Cases in accordance with the terms and conditions of the particular transactions and any agreement or Court order relating thereto.
     Each Allowed Administrative Expense Claim will be paid from, and to the extent of, available assets of, the respective Debtor’s Estate to which such Claim applies or has been allocated. To the extent that an Administrative Expense Claim is Allowed against the Estate of more than one Debtor, there shall be only a single recovery on account of such Allowed Claim.
2.	DIP Revolving Facility Claims.
     DIP Revolving Facility Claims are all Claims against the Debtors held by the DIP Revolving Facility Agent and the DIP Revolving Facility Lenders pursuant to the DIP Revolving Facility Agreement and the Final DIP Order, including, without limitation, all “Obligations” as defined in the DIP Revolving Facility Agreement.
     The DIP Revolving Facility Claims shall be Allowed on the Effective Date pursuant to the Plan. On the Effective Date, all Allowed DIP Revolving Facility Claims shall be indefeasibly paid in full in Cash, and the Revolving Loan Commitments (as defined in the DIP Revolving Facility Agreement) under the DIP Revolving Facility Agreement shall be cancelled. Notwithstanding anything to the contrary in the Plan, the liens and security interests securing the DIP Revolving Facility Claims shall continue in full force and effect until the DIP Revolving Facility Claims are indefeasibly paid in full in Cash.
3.	DIP Term Facility Claims.
     DIP Term Facility Claims are all Claims against the Debtors held by the DIP Term Facility Agent and the DIP Term Facility Lenders pursuant to the DIP Term Facility Agreement and the Final DIP Order, including, without limitation, all “Obligations” as defined in the DIP Term Facility Agreement.
     The DIP Term Facility Claims shall be Allowed on the Effective Date pursuant to the Plan. On the Effective Date, all Allowed DIP Term Facility Claims shall, at the Debtors’ option, in accordance with and on the terms set forth in the DIP Term Facility Commitment Letter, either (i) convert into the Exit Term Loan Facility pursuant to the Exit Term Loan Facility Documentation (provided, however, that all accrued and unpaid interest and all fees and expenses due and payable on or prior to the Effective Date under the terms of the DIP Term Facility Commitment Letter and the DIP Term Facility Agreement shall be indefeasibly paid in full in Cash on the Effective Date) or (ii) be indefeasibly paid in full in Cash, and, in each case, the Commitments (as defined in the DIP Term Facility Agreement) under the DIP Term Facility

Agreement shall be cancelled. Notwithstanding anything to the contrary herein, the liens and security interests securing the DIP Term Facility Claims shall continue in full force and effect until the DIP Term Facility Claims (i) convert into term loans outstanding under the Exit Term Loan Facility or (ii) are indefeasibly paid in full in Cash on the Effective Date.
4.	Priority Tax Claims.
     Priority Tax Claims are Claims of governmental units for taxes owed by the Debtors that are entitled to priority in payment pursuant to Sections 502(i) and 507(a)(8) of the Bankruptcy Code.
     The taxes entitled to priority are (a) taxes on income or gross receipts that meet the requirements of Section 507(a)(8)(A), (b) property taxes meeting the requirements of Section 507(a)(8)(B), (c) taxes that were required to be collected or withheld by the Debtors and for which the Debtors are liable in any capacity as described in Section 507(a)(8)(C), (d) employment taxes on wages, salaries, or commissions that are entitled to priority pursuant to Section 507(a)(4), to the extent such taxes also meet the requirements of Section 507(a)(8)(D), (e) excise taxes of the kind specified in Section 507(a)(8)(E), (f) customs duties arising out of the importation of merchandise that meet the requirements of Section 507(a)(8)(F), and (g) prepetition penalties relating to any of the foregoing taxes to the extent such penalties are in compensation for actual pecuniary loss as provided in Section 507(a)(8)(G).
     The Bankruptcy Code does not require that priority tax claims be classified under a plan. It does, however, require that such claims receive the treatment described below in order for a plan to be confirmed unless the holder of such claims consents to different treatment.
     Pursuant to the Plan, except to the extent to the extent that the Debtors and the Holder of an Allowed Priority Tax Claim agree to a less favorable treatment of such Claim (in which event such agreement shall govern), each Holder of an Allowed Priority Tax Claim that is due and payable on or before the Effective Date shall receive, on account of and in full and complete settlement, release and discharge of, and in exchange for, such Allowed Priority Tax Claim, in the Debtors’ sole discretion, either (i) Cash equal to the amount of such Allowed Priority Tax Claim on the later of the Initial Distribution Date (or as soon as is reasonably practicable thereafter) and the first Distribution Date after such Priority Tax Claim becomes an Allowed Claim, or as soon thereafter as is reasonably practicable, or (ii) pursuant to Section 1129(a)(9)(C) of the Bankruptcy Code, deferred Cash payments made on the first Business Day following each anniversary of the Effective Date over a period not exceeding five (5) years after the Petition Date, with a total value as of the Effective Date equal to the amount of such Allowed Priority Tax Claim. All Allowed Priority Tax Claims that are not due and payable on the Effective Date shall be paid in the ordinary course of business by the Reorganized Debtors in accordance with the applicable non-bankruptcy law governing such Claims.
D.	Treatment of Classes of Claims and Interests.
     The categories of Claims and Interests listed below, which exclude Administrative Expense Claims, DIP Revolving Facility Claims, DIP Term Facility Claims, and Priority Tax

Claims in accordance with Section 1123(a)(1) of the Bankruptcy Code, are classified for all purposes, including voting, confirmation, and distribution pursuant to the Plan, as follows:

Classes	Designation	Impairment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (deemed to accept)
2	Other Secured Claims	Unimpaired	No (deemed to accept)
3	Prepetition Credit Agreement Claims	Unimpaired	No (deemed to accept)
4	Secured Notes Claims	Impaired	Yes
5	General Unsecured Claims	Impaired	Yes
6	Subordinated Notes Claims	Impaired	Yes
7	Intercompany Claims	Impaired	No (deemed to accept)
8	Section 510(b) Claims	Impaired	No (deemed to reject)
9	NEI Common Interests	Impaired	No (deemed to reject)
10	Subsidiary Interests	Unimpaired	No (deemed to accept)
     The classification, if any, and treatment of Claims against and Interests in the various Debtors are set forth in detail in the Plan. A summary of that treatment is provided below.
1.	Priority Non-Tax Claims (Class 1).
     A Priority Non-Tax Claim is any Claim other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in payment as specified in Section 507(a) of the Bankruptcy Code.
     Each Holder of an Allowed Priority Non-Tax Claim that is due and payable on or before the Effective Date shall receive, in full and complete settlement, release and discharge of and in exchange for such Claim, at the election of the Debtors, either (i) Cash equal to the amount of such Allowed Claim in accordance with Section 1129(a)(9) of the Bankruptcy Code, on the later of (a) the Effective Date (or as soon as reasonably practicable thereafter) and (b) the first Distribution Date after such Priority Non-Tax Claim becomes an Allowed Claim, or as soon thereafter as is practicable, or (ii) such other treatment required to render such Allowed Priority Non-Tax Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code. All Allowed Priority Non-Tax Claims which are not due and payable on or before the Effective Date shall be paid by the Reorganized Debtors in the ordinary course of business when such Claims become due and payable in accordance with the applicable non-bankruptcy law governing such Claims.
     Allowed Priority Non-Tax Claims are Unimpaired under the Plan, and each Holder of an Allowed Priority Non-Tax Claim shall be conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code, and, therefore, shall not be entitled to vote to accept or reject the Plan.
2.	Other Secured Claims (Class 2).
     An Other Secured Claim is a Claim, other than a Prepetition Credit Agreement Claim that is secured by a Lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of the value of the Claim

Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to Section 553 of the Bankruptcy Code.
     On or as soon as reasonably practicable after, the latest to occur of (i) the Effective Date or (ii) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive, on account of, and in full and complete settlement, release and discharge of and in exchange for such Allowed Other Secured Claim, at the election of the Debtors, either (i) Reinstatement of such Allowed Other Secured Claim pursuant to Section 1124 of the Bankruptcy Code; (ii) payment of such Allowed Other Secured Claim in full in Cash on or as soon as reasonably practicable after the latest to occur of (x) the Initial Distribution Date or (y) the first Distribution Date after such Other Secured Claim becomes an Allowed Other Secured Claim; or (iii) satisfaction of such Allowed Other Secured Claim through the surrender of the collateral securing such Claim and the payment of any interest required to be paid under Section 506(b) of the Bankruptcy Code. The Debtors’ failure to object to any Other Secured Claim in the Chapter 11 Cases shall be without prejudice to the rights of the Debtors or the Reorganized Debtors to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Holder of such Claim. Nothing in the Plan or elsewhere shall preclude the Debtors or Reorganized Debtors from challenging the validity of any alleged Lien on any asset of any Debtor or Reorganized Debtor or the value of any such collateral.
     Allowed Other Secured Claims are Unimpaired under the Plan, and each Holder of an Other Secured Claim shall be conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code, and, therefore, shall not be entitled to vote to accept or reject the Plan.
3.	Prepetition Credit Agreement Claims (Class 3).
     Prepetition Credit Agreement Claims are all Claims of the Prepetition Agent and the Prepetition Lenders against the Debtors arising under, or secured pursuant to, the Prepetition Credit Documents, including, without limitation, all “Obligations” as defined in the Prepetition Credit Agreement.
     The Prepetition Credit Agreement Claims shall be Allowed pursuant to the Plan in the aggregate principal amount thereof, plus any accrued but unpaid interest thereon payable at the non-default interest rate under the Prepetition Credit Agreement, and all other Obligations (as such term is defined in the Prepetition Credit Agreement), and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization, or offset. The Allowed Prepetition Credit Agreement Claims shall have been indefeasibly paid in full in Cash prior to the Effective Date pursuant to the terms of the Final DIP Order.
     Allowed Prepetition Credit Agreement Claims are Unimpaired under the Plan, and each Holder of a Prepetition Credit Agreement Claim shall be conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code, and, therefore, shall not be entitled to vote to accept or reject the Plan.

4.	Secured Notes Claims (Class 4).
     Secured Notes Claims are all Claims arising under or evidenced by the Secured Notes, the Secured Notes Indenture and related documents (other than the Secured Notes Indenture Trustee Claims), including, without limitation, the principal amount of the Secured Notes plus all accrued and unpaid interest, fees, and expenses that were due and payable under the Secured Notes Indenture as of the Petition Date.
     The Secured Notes Claims shall be deemed Allowed pursuant to the Plan in the aggregate amount equal to (i) $225 million plus (ii) the aggregate amount of all accrued and unpaid interest under the Secured Notes Indenture as of the Effective Date, plus (iii) all other Obligations (as defined in the Secured Notes Indenture) including the Secured Notes Indenture Trustee Claims, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization, or offset. On the Effective Date (or as soon as reasonably practical thereafter) each Holder of an Allowed Secured Notes Claim, other than the Secured Notes Indenture Trustee, shall receive in full and complete settlement, release and discharge of such Claim, its Pro Rata Share of (i) 97% of the New Common Stock issued and outstanding as of the Effective Date (subject to dilution by any New Common Stock issued upon exercise of the New Warrants and the New Common Stock issued (or issuable upon exercise of any options for New Common Stock issued) under the Management Equity Incentive Plan) (with such New Common Stock being contributed by NEI to NFC, and then by NFC to Neenah, immediately prior to such exchange) and (ii) $50 million in aggregate principal amount of the New Secured Notes.
     Allowed Secured Notes Claims are Impaired under the Plan, and each Holder of an Allowed Secured Notes Claim shall be entitled to vote to accept or reject the Plan.
5.	General Unsecured Claims (Class 5).
     A General Unsecured Claim is any Claim against the Debtors that is not an Administrative Expense Claim, a DIP Revolving Facility Claim, a DIP Term Facility Claim, a Priority Tax Claim, a Priority Non-Tax Claim, an Other Secured Claim, a Prepetition Credit Agreement Claim, a Secured Notes Claim, a Subordinated Notes Claim, an Intercompany Claim, or a Section 510(b) Claim and shall not include Claims that are Disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of the Plan or otherwise.
     The Plan provides that on or as soon as reasonably practicable after the latest to occur of (i) the Initial Distribution Date, (ii) the first Distribution Date after such General Unsecured Claim becomes an Allowed Claim, or (iii) the date on which such Allowed General Unsecured Claim becomes due and payable in accordance with the applicable non-bankruptcy law governing such Claim, each Holder of an Allowed General Unsecured Claim shall receive payment of 100% of such General Unsecured Claim in Cash.
     Allowed General Unsecured Claims are Impaired under the Plan, and each Holder of an Allowed General Unsecured Claim shall be entitled to vote to accept or reject the Plan.

6.	Subordinated Notes Claims (Class 6).
     Subordinated Notes Claims are all Claims arising under or evidenced by the Subordinated Notes and any related documents, including, without limitation, the principal amount of the Subordinated Notes plus all accrued and unpaid interest, fees, and expenses that were due and payable in connection therewith as of the Petition Date. Subordinated Notes Claims shall be deemed Allowed pursuant to the Plan in the aggregate amount equal to the outstanding principal amount of the Subordinated Notes Claims plus the outstanding interest accrued thereon as of the Petition Date, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset. On the Effective Date (or as soon as reasonably practical thereafter), the Holders of Allowed Subordinated Notes Claims shall receive their Pro Rata Share of (i) 3% of the New Common Stock issued and outstanding as of the Effective Date (subject to dilution by any New Common Stock issued upon exercise of the New Warrants and New Common Stock issued (or issuable upon exercise of any options for New Common Stock issued) under the Management Equity Incentive Plan) (with such New Common Stock being contributed by NEI to NFC, and then by NFC to Neenah, immediately prior to such exchange) and (ii) the New Warrants. In addition, the reasonable and documented fees and expenses of legal counsel for the Subordinated Noteholders incurred in connection with the Chapter 11 Cases, in an amount not to exceed $55,000, shall be paid by the Reorganized Debtors in the ordinary course of business (without the requirement to file any fee application with the Bankruptcy Court) on the Effective Date (or as soon as reasonably practicable thereafter).
     Allowed Subordinated Notes Claims are Impaired under the Plan, and each Holder of an Allowed Subordinated Notes Claim shall be entitled to vote to accept or reject the Plan.
7.	Intercompany Claims (Class 7).
     Intercompany Claims are all prepetition Claims against any Debtor held by another Debtor. On the Effective Date, at the option of the Debtors (with the consent of the Ad Hoc Committee of Secured Noteholders), all Intercompany Claims shall either be (i) Reinstated, in full or in part, or (ii) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the Holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan, provided, however, that prior to such discharge and extinguishment, such Intercompany Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Debtors.
     Claims in Class 7 are Impaired. The Debtors, as the proponents of the Plan and Holders of Intercompany Claims in Class 7, shall be deemed to have accepted the Plan and votes to accept or reject the Plan shall not be solicited from the Debtors in their capacities as the Holders of Intercompany Claims in Class 7.
8.	Section 510(b) Claims (Class 8).
     A Section 510(b) Claim is a Claim against any Debtor that is subordinated, or subject to subordination, pursuant to Section 510(b) of the Bankruptcy Code, including, without limitation, a Claim arising from rescission of a purchase or sale of a security of any Debtor or an affiliate of any Debtor, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution on account of such Claim pursuant to Section 502 of the Bankruptcy Code. On the Effective Date, all Section 510(b) Claims shall be extinguished and the Holders thereof shall not receive or retain any property under the Plan on account of such Section 510(b) Claims.
9.	NEI Common Interests (Class 9).
     NEI Common Interests consist of any and all Interests of any Holder of equity securities of NEI represented by any issued and outstanding shares of NEI’s common stock, whether or not transferable, or any options, warrants, or rights, contractual or otherwise, obligating NEI to issue, transfer, purchase, redeem, or sell any shares of common stock, any rights under any stock option plans, stockholder rights agreements, voting agreements and registration rights agreements regarding common stock of NEI, any Claims arising from the rescission of a purchase, sale or other acquisition of common stock (or any right, claim, or interest in and to any common stock) of NEI, any claims for the payment of dividends on any shares of common stock of NEI, and any Claims for damages or any other relief arising from the purchase, sale, or other acquisition of NEI’s common stock.
     No distributions shall be made on account of Interests in Class 9, and all such Interests shall be extinguished, cancelled and discharged as of the Effective Date. Holders of NEI Common Interests shall not be entitled to, nor receive, any distribution or retain any property or interest in property under the Plan. Accordingly, Holders of NEI Common Interests are conclusively presumed to reject the Plan and are not entitled to vote.
10.	Subsidiary Interests (Class 10).
     Subsidiary Interests are, collectively, all of the issued and outstanding shares of stock or membership interests of the Subsidiary Debtors, existing prior to the Effective Date, which stock and interests are owned, directly or indirectly, by NEI. As of the Petition Date, all such Interests were owned or held, directly or indirectly, by NEI and its wholly-owned subsidiaries.
     As of the Effective Date, each Holder of any such Subsidiary Interest shall retain, unaltered, the legal, equitable and contractual rights to which such Allowed Interest entitles such Holder immediately prior to the Effective Date. Subsidiary Interests are Unimpaired under the Plan, and each Holder of an Allowed Subsidiary Interest shall be conclusively deemed to have accepted the Plan, and, therefore, shall not be entitled to vote to accept or reject the Plan.
E.	Acceptance or Rejection of the Plan.
1.	Acceptance by an Impaired Class.
     In accordance with Section 1126(c) of the Bankruptcy Code and except as provided in Section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if, after excluding any Claims held by any Holder designated pursuant to Section 1126(e) of the Bankruptcy Code, (a) the Holders of at least two-thirds in dollar amount of the Allowed Claims actually voting in such Class have voted to accept the Plan, and (b) more than one-half in number of such Allowed Claims actually voting in such Class have voted to accept the Plan.

2.	Presumed Acceptances by Unimpaired Classes.
     Pursuant to Section 4.2 of the Plan, Classes of Claims or Interests designated as Unimpaired are conclusively presumed to accept the Plan pursuant to Section 1126(f) of the Bankruptcy Code, and the votes of the Holders of such Claims or Interests will not be solicited.
     Each of the Priority Non-Tax Claims (Class 1), Other Secured Claims (Class 2), Prepetition Credit Agreement Claims (Class 3), and Subsidiary Interests (Class 10) is Unimpaired by the Plan, and the Holders of Allowed Claims and Interests in each such Class are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.
3.	Presumed Acceptances by Holders of Intercompany Claims.
     Pursuant to Section 4.3 of the Plan, Intercompany Claims (Class 7) are Impaired by the Plan; however, the Debtors, as the proponents of the Plan and Holders of Intercompany Claims in Class 7, shall be deemed to have accepted the Plan and votes to accept or reject the Plan shall not be solicited from the Debtors in their capacities as the Holders of Intercompany Claims in Class 7.
4.	Presumed Rejection by Certain Impaired Classes.
     Each of the Section 510(b) Claims (Class 8) and NEI Common Interests (Class 9) is Impaired by the Plan, and the Holders of Claims and Interests in each such Class will not receive or retain any property under the Plan on account of such Claims and Interests. Accordingly, under Section 1126(g) of the Bankruptcy Code, Holders of Claims and Interests in each such Class are conclusively presumed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.
5.	Impaired Classes of Claims Entitled to Vote on the Plan.
     Each of the Secured Notes Claims (Class 4), General Unsecured Claims (Class 5), and Subordinated Notes Claims (Class 6) is Impaired, and the Holders of Allowed Claims in each such Class are entitled to vote to accept or reject the Plan.
F.	Means for Implementation of the Plan.
1.	Procedural Consolidation.
     Pursuant to Section 5.1 of the Plan, the Plan is a joint plan that does not provide for substantive consolidation of the Debtors’ Estates, and on the Effective Date, the Debtors’ Estates shall not be deemed to be substantively consolidated for purposes thereof. Except as specifically set forth in the Plan, nothing in the Plan or this Disclosure Statement shall constitute or be deemed to constitute an admission that any one of the Debtors is subject to or liable for any claim against any other Debtor. Additionally, claimants holding Claims against multiple Debtors, to the extent such Claims are Allowed in each Debtor’s case, will be treated as Holders of separate Claims against each applicable Estate for all purposes (including, but not limited to, voting and distributions); provided, however, that no Holder shall be entitled to receive more than payment in full of its Allowed Claim (plus post-petition interest, if and to the extent provided in the Plan), and such Claims will be administered and treated in the manner provided in the Plan. Unless otherwise provided by the Plan or the Confirmation Order, Allowed Claims held against any Debtor shall be satisfied solely from the Cash and other assets of such Debtor and its Estate, provided that, to the extent of any insufficiency, funds or other property may be advanced to the relevant Debtor(s) by any of the other Debtors.
2.	Issuance and Distribution of New Securities and New Secured Notes.
(a)	Issuance of New Secured Notes
     Pursuant to Section 5.2(a) of the Plan, on the Effective Date (or as soon as reasonably practicable thereafter), each Holder of a Secured Notes Claim shall receive, in partial consideration of the cancellation of its Secured Notes Claim, its Pro Rata Share of the New Secured Notes (to be distributed in accordance with Section 6.5(b) of the Plan). In order to facilitate such distribution, on or before the Effective Date, all relevant parties will execute, deliver and/or issue the New Secured Notes Indenture (and effectuate the appointment of an indenture trustee) and the other New Secured Notes Documents, including, without limitation, the New Secured Notes. Upon execution, issuance, and delivery of the New Secured Notes Documents and perfection of the liens on the New Secured Notes Collateral, as created pursuant to the New Secured Notes Documents, and as provided herein, the Secured Notes Indenture, the Secured Notes, and all related documents, will be deemed terminated and/or cancelled. The Secured Notes Indenture Trustee, Neenah, and all other relevant parties to the Secured Notes Indenture and the related documents, will be directed to and authorized and required to take all such actions as will be necessary or appropriate to effectuate or implement the foregoing termination and/or cancellation of the Secured Notes Indenture and all related documents, including, without limitation, the Secured Notes. The New Secured Notes shall not be registered under the Securities Act of 1933, as amended.
(b)	Issuance of New Common Stock and New Warrants
     In addition, pursuant to Section 5.2(b) of the Plan, on the Effective Date (or as soon as reasonably practical thereafter), Reorganized NEI shall issue 10,000,000 shares of New Common Stock and the New Warrants for distribution in accordance with the terms of the Plan. The shares of New Common Stock and the New Warrants shall be contributed by NEI to NFC, and then by NFC to Neenah, immediately prior to their exchange for the Secured Notes Claims and the Subordinated Notes Claims pursuant to the Plan. Upon the Effective Date: (i) Reorganized NEI will not be a reporting company under the Securities Exchange Act of 1934, as amended (the “1934 Act”), provided that, unless the board of directors of Reorganized NEI by requisite supermajority vote determines to do so earlier, or is otherwise required by law to do so earlier, Reorganized NEI shall use its commercially reasonable efforts to cause the New Common Stock to be registered under the 1934 Act on or as soon as reasonably practical after the second anniversary of the Effective Date; and (ii) neither the New Common Stock nor the New Warrants shall be listed for public trading on any national securities exchange.
     Distribution of the New Common Stock shall be made by delivery of one or more certificates representing such shares or made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, as provided in Section 6.5 of the Plan. The Amended and Restated Certificate of Incorporation, in substantially the form of Exhibit 1 to the Plan (to be filed with the Plan Supplement), sets forth the rights of the New Common Stock, and (i) shall provide that the Company’s stockholders will have preemptive rights (without oversubscription rights) for issuances of equity securities (or securities convertible or exercisable for equity securities), subject to certain exclusions and limitations, and (ii) shall not include any limitation on the numbers of holders of the New Common Stock. The form of New Warrants (to be filed with the Plan Supplement), sets forth the rights of the New Warrants.
     Unless the board of directors of Reorganized NEI by requisite supermajority vote determines otherwise, Reorganized NEI will use its commercially reasonable efforts to disseminate quarterly unaudited and annual audited financial information, both including notes, and a brief narrative discussion and analysis of such financial information through the Pink Sheets News Service (or by other means reasonably designed to make such information available to stockholders as determined by the board of directors of Reorganized NEI), until such time as Reorganized NEI becomes a reporting company under the 1934 Act. In accordance with the foregoing, Reorganized NEI will use its commercially reasonable efforts to make such quarterly financial information available no later than forty-five (45) days after the end of each of the first three fiscal quarters, and annual financial information available no later than ninety (90) days after the end of the fourth fiscal quarter of each fiscal year. In addition, beginning with the fiscal quarter that ends immediately following the eighteen (18) month anniversary of the Effective Date, Reorganized NEI will host conference calls that will be open to all stockholders of Reorganized NEI to provide commentary from senior management of Reorganized NEI regarding the most recently disseminated quarterly and annual financial results.
     The issuance and distribution of New Common Stock, New Secured Notes, and New Warrants under or in connection with the Plan shall be, and shall be deemed to be, exempt from registration under any applicable federal or state securities laws to the fullest extent permissible under applicable non-bankruptcy law and under bankruptcy law, including, without limitation, Section 1145(a) of the Bankruptcy Code. Without limiting the effect of Section 1145 of the Bankruptcy Code, all documents, agreements and instruments entered into on or as of the Effective Date contemplated by or in furtherance of the Plan shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto. In addition, all of the shares of New Common Stock, New Secured Notes, and New Warrants issued pursuant to the Plan shall be fully paid and non-assessable and freely tradeable under Section 1145 of the Bankruptcy Code.
3.	Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors.
     Pursuant to Section 5.3 of the Plan, on and after the Effective Date, after giving effect to each of the Restructuring Transactions contemplated under the Plan, as set forth in Exhibit 8 to the Plan (to be filed with the Plan Supplement), each of the Reorganized Debtors shall continue to exist as separate corporate entities in accordance with the applicable law in the respective jurisdiction in which they are incorporated and pursuant to their respective certificates or articles of incorporation and by-laws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and by-laws are to be amended pursuant to the terms of the Plan. Notwithstanding anything to the contrary in the Plan, the Reinstated Claims and Interests of a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor following the Effective Date and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of the Plan, the Chapter 11 Cases, or otherwise. Except as otherwise provided in the Plan, on and after the Effective Date, all property of the Estates of the Debtors, including all claims, rights and causes of action and any property acquired by the Debtors or the Reorganized Debtors under or in connection with the Plan, shall vest in the Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances and Interests. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any Claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors shall be authorized to pay the charges that they incur on or after the Effective Date for professionals’ fees, disbursements, expenses or related support services without the need for any application to the Bankruptcy Court.
4.	Corporate Governance, Directors, Officers and Corporate Action.
(a)	Amended and Restated Certificates or Articles of Incorporation and By-Laws
     As provided in Section 5.4(a) of the Plan, on the Effective Date, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws, in substantially the forms of Exhibit 1 and Exhibit 2 to the Plan (to be filed with the Plan Supplement), respectively, and in a form reasonably acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders, shall become effective. The Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws shall, among other things, (i) pursuant to Section 1123(a)(6) of the Bankruptcy Code, include a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by Section 1123(a)(6) of the Bankruptcy Code; and (ii) authorize the issuance of the New Common Stock.
     In addition, on or prior to the Effective Date, the certificates or articles of incorporation and by-laws of each Reorganized Debtor other than Reorganized NEI shall be amended as necessary to (a) include director and officer liability exculpation and indemnity provisions (including advancement of expenses) for those individuals who are or were directors or officers of the Debtors or the Reorganized Debtors on or after the Petition Date in accordance with, and to the fullest extent authorized by, the law of such Reorganized Debtors’ state of organization and (b) satisfy the provisions of the Plan and the Bankruptcy Code. After the Effective Date, the Reorganized Debtors may amend and restate their certificates or articles of incorporation and by-laws in accordance with applicable law, subject to the provisions of Section 10.2(e) of the Plan.
(b)	Reincorporation of Neenah in Delaware
     Pursuant to Section 5.4(b) of the Plan, on or prior to the Effective Date, Neenah shall be reincorporated as a Delaware corporation. On or prior to the Effective Date, Neenah shall execute all such documents, certificates, and instruments and make such filings in the States of Delaware and Wisconsin as shall be necessary or desirable to effect such a reincorporation.
(c)	Directors and Officers of the Reorganized Debtors
     Section 5.4(c) of the Plan provides that subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, the initial directors and officers of Reorganized NEI shall be the persons identified in Exhibit 5 to the Plan (to be filed with the Plan Supplement). On the Effective Date, the initial board of directors of Reorganized NEI shall consist of seven members, each of whom shall have one vote for all purposes and shall be made up of the following members: (i) two members shall be persons designated by the Ad Hoc Committee of Secured Noteholders (each, an “Ad Hoc Designee”), (ii) one member shall be independent but designated by the Ad Hoc Committee of Secured Noteholders (the “Ad Hoc Independent”), (iii) one member shall be the chief executive office of Reorganized NEI (the “CEO Designee”), (iv) one member shall be a person designated by a group of Holders (the “Minority Holders”) of 33% or more in amount of the Secured Notes (the “Minority Designee”), (v) one member shall be independent but designated by the Minority Holders (the “Minority Independent”), and (vi) one member shall be a person jointly designated by the Minority Holders and the Ad Hoc Committee of Secured Noteholders (the “Joint Designee”). If there is no group of Minority Holders, the members of the Ad Hoc Committee of Secured Noteholders will work with the other Secured Noteholders to designate qualified independent members to the initial board of directors of Reorganized NEI.
     Thereafter, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws, as each may be amended thereafter from time to time, shall govern the designation and election of directors and shall provide that elections to determine future board seats will be held annually with no special voting rules or requirements; provided, however, that (i) at the first annual stockholders’ meeting after the Effective Date, only the board seats held by the CEO Designee and the Ad Hoc Independent shall be subject to election by stockholders, (ii) at the second annual stockholders’ meeting after the Effective Date, only the board seats held by one of the Ad Hoc Designees and the Minority Independent shall be subject to election by stockholders, and (iii) at the third annual stockholders’ meeting after the Effective Date, only the board seats held by the other Ad Hoc Designee, the Minority Designee and the Joint Independent shall be subject to election by stockholders. In addition, the boards of directors of the other Reorganized Debtors shall be comprised of members of the board of directors of Reorganized NEI, or such other persons as are designated by the board of directors of Reorganized NEI. Each member of the current board of directors of each of the Debtors will be deemed to have resigned on the Effective Date. As set forth in Exhibit 5 to the Plan, all existing executive officers of the Debtors are currently expected to serve as officers of the Reorganized Debtors in their existing capacities from and after the Effective Date.
(d)	Corporate Action
     On the Effective Date, as provided in Section 5.4(d) of the Plan, the reincorporation of Neenah as a Delaware corporation, the adoption of the Amended and Restated Certificate of Incorporation or similar constituent documents, the adoption of the Amended and Restated By-Laws, the selection of directors and officers for Reorganized NEI and the other Reorganized

Debtors, and all other corporate actions contemplated by the Plan, shall be authorized and approved in all respects, or shall have otherwise occurred (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with applicable law and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of Reorganized NEI and/or the other Reorganized Debtors and members of the boards of directors of Reorganized NEI and/or the other Reorganized Debtors shall be authorized and directed to issue, execute, deliver, and perform the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of Reorganized NEI and/or the other Reorganized Debtors.
5.	Cancellation of Notes, Instruments, Debentures, and NEI Common Interests.
     Pursuant to Section 5.5 of the Plan, on the Effective Date after giving effect to the distributions to be made on the Effective Date pursuant to the Plan and except as otherwise provided therein, all (a) Prepetition Credit Documents, Secured Notes, Subordinated Notes, NEI Common Interests, and any other notes, bonds (with the exception of surety bonds outstanding), indentures (including the Secured Notes Indenture), stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, subscription agreements, exchange agreements, warrant agreements, or other instruments, documents, plans or agreements evidencing or creating any indebtedness or obligations of a Debtor that relate to Claims or Interests that are Impaired under the Plan, shall be cancelled, and (b) the obligations of the Debtors under any Prepetition Credit Documents, stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, subscription agreements, exchange agreements, warrant agreements, indentures (including the Secured Notes Indenture) or certificates of designation governing the Secured Notes, Subordinated Notes, NEI Common Interests, and any other notes, bonds, indentures, or other instruments, documents, plans or agreements evidencing or creating any Claims or Interests against a Debtor that relate to Claims or Interests that are Impaired under the Plan shall be discharged; provided, however, that (i) the Secured Notes Indenture shall continue in effect to the extent necessary to allow the Reorganized Debtors and the Secured Notes Indenture Trustee to make distributions pursuant to the Plan on account of Secured Notes Claims and to preserve the liens of the Secured Notes Indenture Trustee with respect to such distributions, but only to the extent that the Secured Notes Indenture Trustee Claims are not paid pursuant to Section 3.1(a) of the Plan, and (ii) Neenah’s indemnification obligations under the Secured Notes Indenture, the Prepetition Credit Agreement, the DIP Revolving Facility Agreement, and the DIP Term Facility Agreement shall survive the confirmation of the Plan notwithstanding the cancellation of such agreements on the Effective Date. As of the Effective Date, all NEI Common Interests that have been authorized to be issued but that have not been issued shall be deemed cancelled and extinguished without any further action of any party.
6.	Cancellation of Liens.
     Pursuant to Section 5.6 of the Plan, except as otherwise provided therein, on the Effective Date, (i) all Liens, charges, encumbrances and rights related to any Claim or Interest, including,

without limitation, those existing under the Prepetition Credit Documents, the Secured Notes Indenture, and related documents, shall be terminated, null and void and of no effect, and (ii) any Lien securing any Other Secured Claim (other than a Lien securing an Other Secured Claim that is Reinstated pursuant to the Plan) shall be deemed released and the Holder of such Other Secured Claim shall be authorized and directed to release any collateral or other property of any Debtor (including any cash collateral) held by such Holder and to take such actions as may be requested by the Debtors (or the Reorganized Debtors, as the case may be) to evidence the release of such Lien, including the execution, delivery, and filing or recording of such release documents as may be requested by the Debtors (or the Reorganized Debtors, as the case may be).
7.	Issuance of New Securities and Related Matters.
     Pursuant to Section 5.7 of the Plan, on the Effective Date (or as soon as reasonably practical thereafter), Reorganized NEI and the other Reorganized Debtors shall issue all securities, and execute all instruments, certificates and other documents, including the New Secured Notes, the New Common Stock and the New Warrants, required to be issued or distributed pursuant to the Plan without further act or action under applicable law, regulation, order or rule. The issuance of the New Secured Notes, the New Common Stock, and the New Warrants and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to the applicable provisions of the Bankruptcy Code, including Section 1145(a) of the Bankruptcy Code. Without limiting the effect of Section 1145 of the Bankruptcy Code, all documents, agreements and instruments entered into on or as of the Effective Date contemplated by or in furtherance of the Plan, including, without limitation, the Exit Revolving Facility Documentation, the Exit Term Loan Facility Documentation, the New Secured Notes Indenture, the New Warrants, and any other agreement, document, or instrument entered into in connection with the foregoing, shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto.
8.	Exit Financing.
     As provided for in Section 5.8 of the Plan, the Debtors shall be authorized to enter into the Exit Term Loan Facility and the Exit Revolving Facility.
(a)	The Exit Term Loan Facility
     The Exit Term Loan Facility is a term loan facility to be entered into by the Reorganized Debtors on the Effective Date, in such amount and on such terms and conditions as are reasonably satisfactory to the Debtors and the Ad Hoc Committee of Secured Noteholders; provided, however, that if the Debtors elect to convert the DIP Term Facility Claims into the Exit Term Loan Facility on the Effective Date in accordance with and on the terms set forth in the DIP Term Facility Commitment Letter, the amount and terms of such Exit Term Loan Facility shall be satisfactory in all respects to the Debtors and the DIP Term Facility Lenders in their sole discretion.
     In the event that the Debtors give written notice to the DIP Term Facility Agent on or prior (but not more than 30 days prior) to the Confirmation Date of the Plan (an “Exit Roll Notice”) and pay all fees payable in accordance with the DIP Term Facility Agreement due in connection therewith on or prior to the date the Exit Roll Notice is received by the DIP Term Facility Agent, the DIP Term Facility Lenders agree to convert (x) the aggregate principal amount of the loans made pursuant to the DIP Term Facility plus (y) the aggregate amount of any undrawn commitments under the DIP Term Facility available on the Effective Date, in each case, into the Exit Term Loan Facility on the Effective Date of the Plan (the “Exit Term Roll Option”), with such amounts under clause (y) above available to be drawn in a single draw under the Exit Term Loan Facility on the Effective Date, subject to satisfaction of the conditions precedent to such draw set forth in the definitive documentation for the Exit Term Loan Facility (the “Exit Term Loan Facility Credit Agreement”); provided that as a condition precedent to the effectiveness of the Exit Term Roll Option (i) the Debtors shall have paid all fees payable in accordance with the DIP Term Facility Agreement due on or before the Effective Date, (ii) no default or event of default under the DIP Term Facility or under the DIP Revolving Facility shall have occurred and be continuing, (iii) all accrued and unpaid interest on the DIP Term Loans shall have been paid in full in Cash on the Effective Date, (iv) on the Effective Date, the Debtors’ obligations under the DIP Revolving Facility and the Prepetition Credit Agreement shall have been satisfied in full and the liens and security interests securing such obligations shall have been released, in each case, as evidenced by payoff letters in form and substance acceptable to the DIP Term Facility Lenders, the Debtors shall have entered into one or more replacement revolving loan facilities with commitments in an aggregate principal amount of not less than $90 million, and definitive documents effecting such revolving loan facilities, in form and substance acceptable to the DIP Term Facility Lenders and their counsel, shall have been executed and delivered by all parties thereto, and (v) the Debtors and the DIP Term Facility Lenders shall have executed the Exit Term Loan Facility Credit Agreement in the form and substance satisfactory to the DIP Term Facility Lenders and as attached as Exhibit 7 to the Plan (to be filed with the Plan Supplement) containing terms and conditions satisfactory to the DIP Term Facility Lenders in their sole discretion. If the outstanding obligations under the DIP Term Facility are not converted into the Exit Term Loan Facility, such obligations shall be paid in full in Cash on the Effective Date.
(b)	The Exit Revolving Facility
     In addition, on the Effective Date, at the DIP Revolving Facility Lenders’ option, with the consent of the Debtors and the Ad Hoc Committee of Secured Noteholders (which consent shall not be unreasonably withheld), the Reorganized Debtors will be authorized to enter into a revolving credit facility in such amount and on such terms as are reasonably satisfactory to the Debtors and the Ad Hoc Committee of Secured Noteholders (the “Exit Revolving Facility”). The Plan provides that on the Effective Date, (a) all Allowed DIP Revolving Facility Claims shall either (a) convert into an Exit Revolving Facility as set forth in the definitive documentation for the Exit Revolving Facility (the “Exit Revolving Facility Credit Agreement”) in the form and substance attached as Exhibit 6 to the Plan (to be filed with the Plan Supplement), or (b) be paid in full in Cash, and the Revolving Loan Commitments (as defined in the DIP Revolving Facility Agreement) under the DIP Revolving Facility Agreement shall be cancelled.

9.	Management Equity Incentive Plan.
     Pursuant to Section 5.9 of the Plan, following the Effective Date, the new board of directors of Reorganized NEI shall adopt and implement the Management Equity Incentive Plan. As of the Effective Date, all equity-based awards granted by a Debtor prior to the Petition Date shall terminate and cease to be binding on such Debtor.
10.	Sources of Cash for Plan Distributions.
     Except as otherwise provided in the Plan or the Confirmation Order, pursuant to Section 5.10 of the Plan, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan may be obtained from existing Cash balances, the operations of the Debtors and the Reorganized Debtors, sales of assets, or borrowings under the Exit Revolving Facility or the Exit Term Loan Facility.
11.	Cram-Down.
     Pursuant to Section 5.11 of the Plan, with respect to any Impaired Class of Claims that fails to accept the Plan in accordance with Section 1129(a) of the Bankruptcy Code, if any, including any Classes that may be created pursuant to any amendments to the Plan, the Debtors will request that the Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code with respect to any such non-accepting Classes, in which case or cases, the Plan shall constitute a motion for such relief.
12.	Restructuring Transactions.
     Pursuant to Section 5.12 of the Plan, prior to, on or after the Effective Date, any Debtor or Reorganized Debtor may enter into or undertake any Restructuring Transactions contemplated by the Plan and may take such actions as may be determined by such Debtor or Reorganized Debtor to be necessary or appropriate to effect such Restructuring Transactions. The actions to effect the Restructuring Transactions may include, without limitation: (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, conversion, restructuring, recapitalization, disposition, liquidation or dissolution containing terms that are consistent with the terms herein and that satisfy the requirements of applicable law and such other terms to which the applicable entities may agree; (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, disposition, or delegation of any asset, property, right, liability, duty or obligation on terms consistent with the terms herein and having such other terms to which the applicable entities may agree; (iii) the filing of appropriate certificates or articles of merger, consolidation, conversion or dissolution (or similar instrument) pursuant to applicable law; and (iv) all other actions which the applicable entities may determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with such transactions. In each case in which the surviving, resulting or acquiring person in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting or acquiring person will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided by applicable law or in any contract, instrument or other agreement or document effecting a disposition to such surviving, resulting or acquiring person, which may provide that another Reorganized Debtor will perform such obligations.
     Exhibit 8 to the Plan, to be filed with the Plan Supplement, shall set forth a detailed description of the actions and steps required to implement the Restructuring Transactions. On or prior to, or as soon as practicable after, the Effective Date, the Debtors or the Reorganized Debtors may take such steps as they may deem necessary or appropriate to effectuate any Restructuring Transactions that satisfy the requirements set forth in Section 5.12. The Restructuring Transactions shall be authorized by the Confirmation Order pursuant to Sections 1123 and 1141 of the Bankruptcy Code, without any further notice, action, or process of any kind.
13.	Additional Transactions Authorized Under the Plan.
     In accordance with the provisions of the Plan and the Confirmation Order, on or prior to the Effective Date, the Debtors shall be authorized to take any such actions as may be necessary or appropriate to Reinstate Claims or Interests or render Claims or Interests not Impaired.
G.	Provisions Governing Distributions.
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS GOVERNING DISTRIBUTIONS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
1.	General Matters.
     Pursuant to Article VI of the Plan, except as otherwise provided in the Plan or as ordered by the Bankruptcy Court or to the extent that any Holder of an Allowed Claim agrees to a different Distribution Date, distributions to be made on account of Claims that are Allowed as of the Effective Date shall be made on the Initial Distribution Date, which shall be a date selected by the Reorganized Debtors that is not later than thirty (30) days after the Effective Date, or as soon thereafter as is reasonably practicable. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made pursuant to Section 8.3 of the Plan. Notwithstanding the date on which any distribution of New Secured Notes, New Common Stock or New Warrants is actually made to a Holder of a Claim that is an Allowed Claim on the Effective Date, as of the date of the distribution such Holder shall be deemed to have the rights of a holder of such securities distributed as of the Effective Date. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. The Final Distribution Date shall be a date selected by the Reorganized Debtors that is not later than thirty (30) days after the date on which all Disputed Claims in the Chapter 11 Cases shall have been either (i) withdrawn by the Holders thereof or (ii) determined to be either Allowed Claims or Disallowed Claims.
2.	Interest on Claims.
     As provided in Section 6.2 of the Plan, except as otherwise specifically provided for in the Plan, the Confirmation Order or other order of the Bankruptcy Court (including, without limitation, the Final DIP Order), or required by applicable bankruptcy or non-bankruptcy law, post-petition interest shall not accrue or be paid on any Claims (other than Secured Claims), and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim.
     Notwithstanding the foregoing, pursuant to the Prepetition Credit Agreement and the Final DIP Order, the applicable borrower Debtor shall pay, as adequate protection, any reasonable fees and expenses due and payable, and interest at the non-default rate on the Prepetition Credit Agreement Claims accruing under the Prepetition Credit Agreement on or after the Petition Date and during the pendency of the Chapter 11 Cases.
3.	Distributions by Disbursing Agents.
     Except as specifically provided for in the Plan, the Disbursing Agent shall make all distributions required to be made under the Plan. Distributions on account of the Secured Notes Claims and the Subordinated Notes Claims shall be made in accordance with the Secured Notes Indenture, any other applicable governing documents, or in accordance with the Plan where such governing document is silent. The Reorganized Debtors may act as Disbursing Agent or may employ or contract with other entities to assist in or make the distributions required by the Plan.
     Distributions to Holders of Allowed Claims shall be made at the addresses set forth in the Debtors’ records unless such addresses are superseded by Proofs of Claim or transfers of claim filed pursuant to Bankruptcy Rule 3001. If the distribution to any Holder of an Allowed Claim is returned to the Reorganized Debtors or the Disbursing Agents as undeliverable or is otherwise unclaimed, no further distributions shall be made to such Holder unless and until the Reorganized Debtors or the Disbursing Agents are notified in writing of such Holder’s then current address.
     Any Holder of an Allowed Claim that does not assert a claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its claim for such undeliverable or unclaimed distribution and shall be forever barred and enjoined from asserting any such claim for an undeliverable or unclaimed distribution against the Debtors or their Estates or the Reorganized Debtors or their property. In such cases, any Cash for distribution on account of such claims for undeliverable or unclaimed distributions shall become the property of the Estates and the Reorganized Debtors free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Any New Secured Notes, New Common Stock or New Warrants held for distribution on account of such Claim shall be canceled and of no further force or effect. Nothing contained in the Plan shall require any Disbursing Agent, including, but not limited to, the Reorganized Debtors, to attempt to locate any Holder of an Allowed Claim.
4.	Record Date for Distributions.
     Under the terms of the Plan, the Debtors, the Reorganized Debtors and the Disbursing Agents will have no obligation to, but may, in their sole and absolute discretion, recognize the transfer of, or the sale of any participation in, any Allowed Claim that occurs after the close of business on the Distribution Record Date, and will be entitled for all purposes herein to recognize and distribute only to those Holders of Allowed Claims that are Holders of such

Claims, or participants therein, as of the close of business on the Distribution Record Date. The Reorganized Debtors and the Disbursing Agents shall instead be entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the official claims register as of the close of business on the Distribution Record Date.
     Distributions of New Secured Notes and New Common Stock to Holders of Secured Notes Claims by the Secured Notes Indenture Trustee, and distributions of New Common Stock to Holders of Subordinated Notes Claims administered by such Disbursing Agents as selected by the Debtors, shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable. In connection with such book-entry exchange, the Secured Notes Indenture Trustee or the Disbursing Agents, as applicable, shall deliver instructions to the DTC instructing the DTC to effect distributions on a Pro Rata basis as provided under the Plan with respect to such Claims.
5.	Allocation of Plan Distributions Between Principal and Interest.
     Except as otherwise expressly provided in the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for all income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent that the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.
6.	Means of Cash Payment.
     Pursuant to Section 6.7 of the Plan, payments of Cash made pursuant to the Plan shall be in U.S. dollars and shall be made, at the option and in the sole discretion of the Reorganized Debtors, by (a) checks drawn on or (b) wire transfer from a bank selected by the Reorganized Debtors. Cash payments to foreign creditors may be made, at the option of the Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.
7.	Withholding and Reporting Requirements.
     In connection with the Plan and all distributions thereunder, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Reorganized Debtors shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.
     All persons holding Claims or Interests shall be required to provide any information necessary to effect information reporting and the withholding of such taxes. Notwithstanding any other provision of the Plan, (a) each Holder of an Allowed Claim that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution and (b) no distribution shall be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Reorganized Debtors for the payment and satisfaction of such tax obligations.
8.	Setoffs and Recoupment.
     Pursuant to Section 6.9 of the Plan, the Reorganized Debtors may, pursuant to Section 553 of the Bankruptcy Code or applicable non-bankruptcy laws, but shall not be required to, set off or recoup against any Claim, the payments or other distributions to be made pursuant to the Plan in respect of such Claim, or claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim; provided, however, that neither the failure to assert such rights of setoff or recoupment nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any Claim that the Debtors or the Reorganized Debtors may assert against any Holder of an Allowed Claim.
9.	Fractional Securities.
     No fractional securities shall be distributed. Where a fractional security would otherwise be called for, the actual issuance shall reflect a rounding up (in the case of more than .50) of such fraction to the nearest whole share of New Common Stock (or whole warrant, in the case of New Warrants, and whole dollar, in the case of New Secured Notes), or a rounding down of such fraction (in the case of .50 or less than .50) to the nearest whole share of New Common Stock (or whole warrant, in the case of New Warrants, and whole dollar, in the case of New Secured Notes). The total number of shares of New Common Stock, the total number of New Warrants, and the total principal amount of New Secured Notes to be distributed pursuant to the Plan shall be adjusted as necessary to account for the rounding provided for in the Plan.
10.	Compromises and Settlements.
     Up to and including the Effective Date, the Debtors, in consultation with the Ad Hoc Committee of Secured Noteholders, may compromise and settle, in accordance with Bankruptcy Rule 9019(a), any and all Claims against them. On the Effective Date, such right to compromise and settle Claims shall pass to the Reorganized Debtors and the Reorganized Debtors shall thereafter be authorized to compromise and settle any Disputed Claim and execute all necessary documents, including a stipulation of settlement or release, in their sole discretion, without notice to any party, and without the need for further approval of the Bankruptcy Court.
11.	Determination of Allowed Claims.
     Except as otherwise agreed to by the Debtors in writing or as set forth in the Plan, the Allowed amount of any Claim as to which a Proof of Claim was timely filed in the Chapter 11 Cases, and which Claim is subject to an objection filed by the Debtors or the Reorganized Debtors before the Claims Objection Deadline, will be determined and liquidated pursuant to a Final Order of the Bankruptcy Court. Upon such determination, the Claim shall become an Allowed Claim and will be satisfied in accordance with the Plan. Any Claim that has been or is hereafter listed in the Schedules as neither disputed, nor contingent nor unliquidated, and for which no Proof of Claim has been timely filed, shall be deemed Allowed for purposes of the Plan unless otherwise ordered by the Bankruptcy Court.

H.	Treatment of Executory Contracts, Unexpired Leases, and Pension Plans.
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS GOVERNING THE TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
1.	Assumption of Executory Contracts and Unexpired Leases.
     Upon the occurrence of the Effective Date, all executory contracts or unexpired leases of the Debtors shall be deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code, unless such executory contract or unexpired lease (i) was previously assumed or rejected by the Debtors, (ii) previously expired or terminated pursuant to its own terms, or (iii) is rejected by the Debtors pursuant to the Assumption/Rejection Motion.7 Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to Article VII of the Plan shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.
2.	Cure of Defaults Under Assumed Executory Contracts and Unexpired Leases.
     Any monetary amounts by which each executory contract and unexpired lease to be assumed is in default shall be satisfied, pursuant to Section 365(b)(l) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to each such executory contract or unexpired lease may otherwise agree. In the event of a dispute regarding (a) the amount of any cure payments, (b) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (c) any other matter pertaining to assumption, the cure payments required by section 365(b)(l) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption. Pending the Bankruptcy Court’s ruling on such motion, the executory contract or unexpired lease at issue shall be deemed assumed by the Debtors unless otherwise ordered by the Bankruptcy Court.
3.	Assumption of Collective Bargaining Agreements.
     Upon the occurrence of the Effective Date, all Collective Bargaining Agreements entered into by the Debtors, or any of them, and in effect as of the Effective Date, shall be deemed to have been assumed by the Debtors party thereto upon the occurrence of the Effective Date. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the pertinent Debtor’s assumption of each Collective Bargaining Agreement to which it is a party for

[7]	The Assumption/Rejection Motion shall be filed no later than fifteen (15) days prior to the Confirmation Hearing and will seek the Bankruptcy Court’s approval for the assumption or rejection by the Debtors of any executory contract or unexpired lease (a) to which any Debtor is a party and (b) which had not previously been assumed or rejected by the Debtors pursuant to a Final Order of the Bankruptcy Court.

the remaining term of agreement of each such Collective Bargaining Agreement as in effect on the Effective Date, except to the extent that such agreements have already been assumed prior to the Effective Date.
4.	Insurance Policies and Agreements.
     Insurance policies issued to, or insurance agreements entered into by, the Debtors prior to the Petition Date (including, without limitation, any policies covering directors’ or officers’ conduct) shall continue in effect after the Effective Date. To the extent that such insurance policies or agreements are considered to be executory contracts, then, notwithstanding anything to the contrary in the Plan, the Plan shall constitute a motion to assume or ratify such insurance policies and agreements, and, subject to the occurrence of the Effective Date, (i) the entry of the Confirmation Order shall constitute approval of such assumption pursuant to Section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of each Debtor and its Estate. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments shall be required to cure any defaults of the Debtors existing as of the Confirmation Date with respect to each such insurance policy.
5.	Postpetition Contracts and Leases.
     All contracts, agreements and leases that were entered into by the Debtors or assumed by the Debtors after the Petition Date shall be deemed assigned by the Debtors to the Reorganized Debtors on the Effective Date.
6.	Retiree Benefits and Pension Plans.
     From and after the Effective Date, the Reorganized Debtors shall assume the obligation to and shall continue to make the payment of all retiree benefits, as that term is defined in Section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(1)(B) or (g) thereof at any time prior to the Confirmation Date, for the duration of the period (if any) that the Debtors are obligated to provide such benefits, and shall administer the Pension Plans in accordance with their terms and the provisions of ERISA.
     In addition, notwithstanding anything in the Plan or the Confirmation Order to the contrary, on the Effective Date, the Pension Plans shall be sponsored by and become obligations of the Reorganized Debtors, with the Reorganized Debtors assuming all statutory obligations with respect to the Pension Plans and shall otherwise be unaffected by confirmation of the Plan. For the avoidance of doubt, no Claim against a Debtor or other Entity arising under or in connection with the Pension Plans shall be discharged, released, enjoined, exculpated, or otherwise affected by the Plan, the Confirmation Order, or by these proceedings. Further, nothing in the Plan shall be construed in any way as discharging, releasing or relieving the Debtors or the Debtors’ successors, including the Reorganized Debtors, or any party, in any capacity, from liability imposed under any law or regulatory provision with respect to the Employee Pension Plans or Pension Benefit Guaranty Corporation.

I.	Provisions for Resolving Disputed Claims and Disputed Interests.
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS AND DISPUTED INTERESTS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
1.	Objections to and Estimation of Claims.
     Pursuant to Sections 6.12 and 8.1 of the Plan, from and after the Effective Date, the Debtors and Reorganized Debtors shall have sole responsibility and authority for disputing, objecting to, compromising and settling, or otherwise resolving and making distributions (if any) with respect to all Claims, including all Administrative Expense Claims.
     Unless otherwise extended by the Bankruptcy Court, any objections to Claims shall be filed and served on or before the Claims Objection Deadline, which shall be the later of (a) the Effective Date or (b) thirty (30) days after the filing of any Claim; provided that the Claims Objection Deadline shall not apply to any Claim filed after the Claims Bar Date or Administrative Expense Claims Bar Date, as applicable. Notwithstanding any authority to the contrary, an objection to a Claim shall be deemed properly served on the Holder thereof if the Debtors or the Reorganized Debtors effect service of such objection in any of the following manners: (i) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable in the Chapter 11 Cases by Bankruptcy Rule 7004; (ii) to the extent counsel for a Holder of a Claim is unknown, by first class mail, postage prepaid, on the signatory to the applicable Proof of Claim or other representative identified in the proof of claim or any attachment thereto; or (iii) by first class mail, postage prepaid, on any counsel that has appeared on the Holder’s behalf in the Chapter 11 Cases and whose appearance has not been revoked or withdrawn.
     After the Effective Date, the Reorganized Debtors shall be accorded the power and authority to allow or settle and compromise any Claim without notice to any other party, or approval of, or notice to the Bankruptcy Court. In addition, the Debtors or the Reorganized Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or Reorganized Debtors have previously objected to such Claim. Any Claims filed after the Claims Bar Date or Administrative Expense Claims Bar Date, as applicable, shall be deemed disallowed and expunged in their entirety without further order of the Bankruptcy Court or any action being required on the part of the Debtors unless the person wishing to file such untimely Claim has received Bankruptcy Court authority to do so.
2.	No Distribution Pending Allowance.
     Except as otherwise set forth in the Plan, no distributions shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order and the Disputed Claim, or some portion thereof, has become an Allowed Claim. Promptly after a Disputed Claim becomes an Allowed Claim, the Reorganized Debtors or the Disbursing Agents, as applicable, will distribute on the next succeeding Distribution Date to the Holder of such Allowed Claim any

Cash or other property that would have been distributed to the Holder of such Allowed Claim on the dates Distributions were previously made to Holders of other Allowed Claims in the same Class had such Claim been an Allowed Claim on such dates.
3.	Distributions on Account of Disputed Claims Once They Are Allowed.
     No partial payments and no partial distributions will be made with respect to a disputed, contingent or unliquidated Claim, or with respect to any Claim for which a Proof of Claim has been filed, until the resolution of such disputes or estimation or liquidation of such claims by settlement or by Final Order. To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agents shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim.
4.	Reinstated Claims.
     Notwithstanding anything contained in the Plan to the contrary, nothing shall affect, diminish or impair the Debtors’ or the Reorganized Debtors’ rights and defenses, both legal and equitable, with respect to any Reinstated Claim, including, but not limited to, legal and equitable rights of setoff or recoupment against the Reinstated Claims.
J.	Confirmation and Consummation of the Plan.
1.	Conditions to Confirmation.
     Pursuant to Section 9.1 of the Plan, the following are conditions precedent to the occurrence of the confirmation of the Plan, each of which may be satisfied or waived in accordance with Section 9.3 of the Plan, it being understood that certain of the conditions shall be satisfied at the time the Plan becomes effective:
(a) The Bankruptcy Court shall have entered a Final Order, in a form reasonably acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders, approving the adequacy of the Disclosure Statement.
(b) The Confirmation Order shall be in form and substance reasonably satisfactory to the Debtors and the Ad Hoc Committee of Secured Noteholders.
(c) The Lock-Up Agreement shall remain in full force and effect and shall not have been terminated in accordance with the terms thereof.
(d) The final version of the Plan Supplement and all of the schedules, documents, and Exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders without prejudice to the Reorganized Debtors’ rights under the Plan to alter, amend, or modify certain of the schedules, documents, and Exhibits contained in the Plan Supplement in accordance with the terms thereof.
(e) The Confirmation Order shall have been entered not later than one hundred and fifty (150) calendar days after the Petition Date unless otherwise agreed by the Ad Hoc Committee of Secured Noteholders.
(f) There shall have been no material changes to any order authorizing the retention of a Professional or the fees to be paid to such Professional thereunder.
2.	Conditions to Effective Date.
     Pursuant to Section 9.2 of the Plan, the Plan shall not become effective, and the Effective Date shall not occur, unless and until the following conditions shall have been satisfied or waived in accordance with Section 9.3 of the Plan, it being understood that certain of such conditions shall be satisfied at the time the Plan becomes effective:
(a) All conditions to Confirmation in Section 9.1 of the Plan shall have been either satisfied or waived in accordance with Section 9.3 of the Plan.
(b) The Confirmation Order confirming the Plan shall have been entered by the Bankruptcy Court and there shall not be a stay or injunction (or similar prohibition) in effect with respect thereto.
(c) The Lock-Up Agreement shall remain in full force and effect and shall not have been terminated in accordance with the terms thereof.
(d) All documents and agreements necessary to implement the Plan on the Effective Date, including, but not limited to the Plan Supplement, shall have been duly and validly executed and delivered by all parties thereto.
(e) The final versions of the Plan Supplement and all of the schedules, documents, and Exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders without prejudice to the Reorganized Debtors’ rights under the Plan to alter, amend, or modify certain of the schedules, documents, and Exhibits contained in the Plan Supplement in accordance with the terms of the Plan.
(f) All other actions, documents, and agreements determined by the Debtors and the Ad Hoc Committee of Secured Noteholders to be necessary to implement the Plan shall have been effected or executed and shall be in form and substance reasonably acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders.
(g) The transactions contemplated by Article V of the Plan shall have occurred or shall have been waived by the Debtors and the Ad Hoc Committee of Secured Noteholders in accordance with the terms of the Plan.

(h) The Ad Hoc Committee Advisor Claims and Secured Notes Indenture Trustee Claims shall have been paid in full in Cash or the Debtors shall have provided evidence reasonably satisfactory to the Ad Hoc Committee of Secured Noteholders and the Secured Notes Indenture Trustee that such Claims shall be paid after the Effective Date.
(i) All Prepetition Credit Agreement Claims shall have been indefeasibly paid in full in Cash pursuant to the Final DIP Order. All DIP Revolving Facility Claims shall have been indefeasibly paid in full in Cash. All DIP Term Facility Claims shall have been converted into the Exit Term Loan Facility, indefeasibly paid in full in Cash, or the Debtors shall have provided reasonably satisfactory evidence that such Claims shall be paid from the proceeds of the Exit Revolving Facility or the Exit Term Loan Facility, in accordance with Section 3.1(c) of the Plan.
(j) The Amended Restated Certificate of Incorporation and the Amended and Restated By-Laws of Reorganized NEI, and the amended and restated certificates or articles of incorporation of the other Reorganized Debtors, as necessary, shall have been adopted and filed with the applicable authorities in the relevant jurisdictions of incorporation and shall have become effective in accordance with the laws of such jurisdictions.
(k) All authorizations, consents, certifications, approvals, rulings, no-action letters, opinions or other documents or actions required by any law, regulation or order to be received or to occur in order to implement the Plan on the Effective Date shall have been obtained or shall have occurred unless failure to do so will not have a material adverse effect on the Reorganized Debtors.
(l) The Effective Date shall have occurred not later than one hundred and sixty-five (165) calendar days after the Petition Date, unless otherwise agreed by the Ad Hoc Committee of Secured Noteholders.
(m) There shall have been no material changes to any order authorizing the retention of a Professional or the fees to be paid to such Professional thereunder.
3.	Waiver of Conditions.
     Each of the conditions set forth in Sections 9.1 and 9.2 of the Plan, with the exception of those conditions set forth in Section 9.2(j) thereof, may be waived in whole or in part by the Debtors, subject to the consent of the Ad Hoc Committee of Secured Noteholders, which consent shall not be unreasonably withheld, after notice to the Bankruptcy Court and parties in interest but without the need for a hearing.
4.	Effect of Non-Occurrence of Effective Date.
     Section 9.4 of the Plan provides that if each of the conditions specified in Section 9.1 and 9.2 of the Plan has not been satisfied or waived in the manner provided in Section 9.3 of the Plan within fifteen (15) calendar days after the Confirmation Date (as such date may be extended with the consent of the Debtors and the Ad Hoc Committee of Secured Noteholders), then: (i) the Confirmation Order shall be vacated and of no further force or effect; (ii) no distributions under the Plan shall be made; (iii) the Debtors and all Holders of Claims and Interests in the Debtors shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; (iv) all of the Debtors’ obligations with respect to the Claims and Interests shall remain unaffected by the Plan and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors and the Plan shall be deemed withdrawn; and (v) the Lock-Up Agreement shall be terminated and the Ad Hoc Committee of Secured Noteholders, the Subordinated Noteholders, and the Debtors shall have all of the rights and remedies under the terms thereof and under applicable law with respect to such termination. Upon such occurrence, the Debtors shall file a written notification with the Bankruptcy Court and serve it upon such parties as the Bankruptcy Court may direct.
5.	Notice of Effective Date.
     The Debtors shall file with the Bankruptcy Court a notice of the occurrence of the Effective Date within a reasonable period of time after the conditions in Section 9.2 of the Plan have been satisfied or waived pursuant to Section 9.3 of the Plan.
K.	Effect of Plan Confirmation.
1.	Exculpation, Release, and Discharge.
(a)	Exculpation
     Pursuant to Section 10.2(a) of the Plan, from and after the Effective Date, the Released Parties shall neither have nor incur any liability to, or be subject to any right of action by, any Holder of a Claim or an Interest, or any other party in interest, or any of their respective employees, representatives, financial advisors, attorneys, or agents acting in such capacity, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, formulating, negotiating or implementing the Plan, the Disclosure Statement, the Restructuring Transactions, or any of the transactions contemplated under Article V of the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the confirmation of the Plan, the consummation of the Plan, the administration of the Plan, the property to be distributed under the Plan, or any other act taken or omitted to be taken in connection with or in contemplation of the Chapter 11 Cases; provided, however, that Section 10.2 of the Plan shall not apply to (x) obligations under, and the contracts, instruments, releases, agreements, and documents delivered, Reinstated or assumed under the Plan, and (y) any claims or causes of action arising out of willful misconduct or gross negligence as determined by a Final Order. Any of the Released Parties shall be entitled to rely, in all respects, upon the advice of counsel with respect to their duties and responsibilities under the Plan.

(b)	Releases by Debtors
     Pursuant to Section 10.2(b) of the Plan, except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date, for good and valuable consideration, to the fullest extent permissible under applicable law, each of the Debtors and Reorganized Debtors on its own behalf and as a representative of its respective Estate, shall, and shall be deemed to, completely and forever release, waive, void, extinguish and discharge unconditionally, each and all of the Released Parties of and from any and all Claims and Causes of Action (including, without limitation, Avoidance Actions), any and all other obligations, suits, judgments, damages, debts, rights, remedies, causes of action and liabilities of any nature whatsoever, and any and all Interests or other rights of a Holder of an equity security or other ownership interest, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (including prior to the Petition Date) in connection with or related to any of the Debtors, the Reorganized Debtors, their respective assets, property and Estates, the Chapter 11 Cases or the Plan, the Disclosure Statement, or the Restructuring Transactions that may be asserted by or on behalf of any of the Debtors, the Reorganized Debtors or their respective Estates against any of the Released Parties; provided, however, that nothing in Section 10.2(b) of the Plan shall be construed to release any Released Party from willful misconduct or gross negligence as determined by a Final Order.
(c)	Releases by Holders of Claims and Interests
     Pursuant to Section 10.2(c) of the Plan, except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date, for good and valuable consideration, to the fullest extent permissible under applicable law, each Holder of a Claim entitled to vote on the Plan shall be deemed to have completely and forever released, waived, and discharged unconditionally each and all of the Released Parties of and from any and all Claims, any and all other obligations, suits, judgments, damages, debts, rights, remedies, causes of action and liabilities of any nature whatsoever (including, without limitation, those arising under the Bankruptcy Code), and any and all Interests or other rights of a Holder of an equity security or other ownership interest, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (including prior to the Petition Date) in connection with or related to any of the Debtors, the Reorganized Debtors or their respective assets, property and Estates, the Chapter 11 Cases or the Plan, the Disclosure Statement, or the Restructuring Transactions; provided, however, that each Holder of a Clam that has submitted a Ballot may elect, by checking the appropriate box on its Ballot, not to grant the releases set forth in Section 10.2(c) of the Plan, unless otherwise bound by the Lock-Up Agreement to do so, with respect to those Released Parties other than the Debtors, the Reorganized Debtors, and their respective successors and assigns (whether by operation of law or otherwise); and provided, further, however, that nothing in Section

10.2(c) of the Plan shall be construed to release any Released Party from willful misconduct or gross negligence as determined by a Final Order.
(d)	Injunction Related to Releases
     Pursuant to Section 10.2(d) of the Plan, except as provided in the Plan or the Confirmation Order, as of the Effective Date, (i) all Persons that hold, have held, or may hold a Claim or any other obligation, suit, judgment, damages, debt, right, remedy, causes of action or liability of any nature whatsoever, or any Interest or other right of a Holder of an equity security or other ownership interest, relating to any of the Debtors or the Reorganized Debtors or any of their respective assets, property and Estates, that is released pursuant to Section 10.2 of the Plan and (ii) all other parties in interest in these Chapter 11 Cases are, and shall be, permanently, forever and completely stayed, restrained, prohibited, barred and enjoined from taking any of the following actions, whether directly or indirectly, derivatively or otherwise, on account of or based on the subject matter of such discharged Claims or other obligations, suits, judgments, damages, debts, rights, remedies, causes of action or liabilities, and of all Interests or other rights of a Holder of an equity security or other ownership interest: (i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding (including, without limitation, any judicial, arbitral, administrative or other proceeding) in any forum; (ii) enforcing, attaching (including, without limitation, any prejudgment attachment), collecting, or in any way seeking to recover any judgment, award, decree, or other order; (iii) creating, perfecting or in any way enforcing in any matter, directly or indirectly, any Lien; (iv) setting off, seeking reimbursement or contributions from, or subrogation against, or otherwise recouping in any manner, directly or indirectly, any amount against any liability or obligation that is discharged under Section 10.2 of the Plan; and (v) commencing or continuing in any manner, in any place of any judicial, arbitration or administrative proceeding in any forum, that does not comply with or is inconsistent with the provisions of the Plan or the Confirmation Order.
(e)	Releases and Injunctions Related to Releases Integral to Plan
     Each of the releases and injunctions provided in Section 10.2 of the Plan is an integral part of the Plan and is essential to its implementation. Each of the Released Parties and any other Persons protected by the releases and injunctions set forth in Section 10.2 of the Plan shall have the right to independently seek the enforcement of such releases and injunctions.
(a)	Deemed Consent
     By submitting a Ballot and not electing to withhold consent to the releases of the applicable Released Parties set forth in Section 10.2 of the Plan by marking the appropriate box on the Ballot, each Holder of a Claim or Interest shall be deemed, to the fullest extent permitted by applicable law, to have specifically consented to the releases set forth in Section 10.2 of the Plan.

(b)	No Waiver
     Notwithstanding anything to the contrary contained in Section 10.2 of the Plan, the releases and injunctions set forth in Section 10.2 shall not, and shall not be deemed to, limit, abridge or otherwise affect the rights of the Reorganized Debtors to enforce, sue on, settle or compromise the rights, claims and other matters expressly retained by the Reorganized Debtors pursuant to the Plan.
(c)	Survival of Indemnification Obligations
     Pursuant to Section 10.2(e) of the Plan, for purposes of the Plan, all respective obligations of NEI and the other Debtors to indemnify any past and present directors, officers, agents, employees and representatives, pursuant to certificates or articles of incorporation, by-laws, contracts and/or applicable statutes, in respect of all actions, suits and proceedings against any of such officers, directors, agents, employees and representatives, based upon any act or omission related to service with or for or on behalf of the Debtors, shall not be discharged or Impaired by confirmation or consummation of the Plan and shall be assumed by the other Reorganized Debtors.
     The provisions set forth in Section 10.2(e) of the Plan are an integral part of the Plan and are essential to its implementation. Each Person entitled to indemnification and insurance pursuant to Section 10.2(e) of the Plan shall have the right to independently seek the enforcement of each of the terms of Section 10.2(e) of the Plan.
(d)	Discharge of Claims and Termination of Interests
     Pursuant to Section 10.2(f) of the Plan, as of the Effective Date, except as expressly provided in the Plan or the Confirmation Order, all consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge and release of, all Claims and Interests (other than Unimpaired Claims that are Allowed) of any nature whatsoever against the Debtors or any of their Estates, assets, properties or interest in property, and regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests. On the Effective Date, the Debtors shall be deemed discharged and released under Section 1141(d)(l)(A) of the Bankruptcy Code from any and all Claims and Interests (other than Unimpaired Claims that are Allowed), including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, and the NEI Common Interests, the Secured Notes, and the Subordinated Notes shall be terminated.
     As of the Effective Date, except as otherwise expressly provided in the Plan or the Confirmation Order, all Persons and Entities shall be precluded from asserting against the Debtors and their respective assets, property and Estates, or the Reorganized Debtors, any other or further Claims, or any other obligations, suits, judgments, damages, debts, rights, remedies, causes of action or liabilities of any nature whatsoever, and all Interests or other rights of a Holder of an equity security or other ownership interest, relating to any of the Debtors or Reorganized Debtors or any of their respective assets, property and Estates, based upon any act, omission, transaction or other activity of any nature that occurred prior to the Effective Date. In accordance with the foregoing, except as expressly provided in the Plan or the Confirmation Order, the Confirmation Order shall constitute a judicial determination, as of the Effective Date, of the discharge of all such Claims or other obligations, suits, judgments, damages, debts, rights, remedies, causes of action or liabilities, and any Interests or other rights of a Holder of an equity security or other ownership interest and termination of all rights of any equity security Holder in any of the Debtors and all Interests, including the NEI Common Interests, pursuant to Sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void and extinguish any judgment obtained against the Debtors, the Reorganized Debtors, or any of their respective assets, property and Estates at any time, to the extent such judgment is related to a discharged Claim, debt or liability or terminated right of any equity security Holder in any of the Debtors or terminated Interest, including, without limitation, an NEI Common Interest.
(e)	Disallowed Claims And Disallowed Equity Interests
     On and after the Effective Date, the Debtors and the Reorganized Debtors shall be fully and finally discharged of any and all liability or obligation on any and all disallowed Claims or disallowed Interests, and any Order disallowing any Claim or Interest which is not a Final Order as of the Effective Date solely because of an entity’s right to move for reconsideration of such order pursuant to Section 502 of the Bankruptcy Code or Bankruptcy Rule 3008 shall nevertheless become and be deemed to be a Final Order on the Effective Date. The Confirmation Order, except as otherwise provided herein, shall constitute an Order: (a) disallowing all Claims and Interests to the extent such Claims and Interests are not allowable under any provision of Section 502 of the Bankruptcy Code, including, but not limited to, time-barred Claims and Interests, and Claims for unmatured interest, and (b) disallowing or subordinating to all other Claims, as the case may be, any Claims for penalties, punitive damages or any other damages not constituting compensatory damages.
2.	Preservation of Litigation Claims.
     Pursuant to Section 10.3 of the Plan, except as otherwise provided in the Plan, the Confirmation Order, or in any document, instrument, release or other agreement entered into in connection with the Plan, in accordance with Section 1123(b) of the Bankruptcy Code, the Debtors and their Estates shall retain the Litigation Claims. The Reorganized Debtors, as the successors in interest to the Debtors and their Estates, may enforce, sue on, settle or compromise (or decline to do any of the foregoing) any or all of the Litigation Claims. The Debtors or the Reorganized Debtors expressly reserve all rights to prosecute any and all Litigation Claims against any Person, except as otherwise expressly provided in the Plan, and no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise), or laches, shall apply to such Litigation Claims upon, after, or as a consequence of Confirmation or the occurrence of the Effective Date.
3.	Injunction.
     Pursuant to Section 10.4 of the Plan, except as provided in the Plan or the Confirmation Order, as of the Effective Date, all Persons who have held, hold or may hold Claims against or Interests in the Debtors, are (i) permanently enjoined from taking any of the following actions against the Estate(s), or any of their property, on account of any such Claims or Interests and (ii)

permanently enjoined from taking any of the following actions against any of the Debtors, the Reorganized Debtors or their property on account of such Claims or Interests: (A) commencing or continuing, in any manner or in any place, any action, or other proceeding; (B) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (C) creating, perfecting or enforcing any lien or encumbrance; (D) asserting any right of setoff, subrogation or recoupment of any kind and (E) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained herein shall preclude such persons from exercising their rights pursuant to and consistent with the terms of the Plan.
(a)	Discharge and Discharge Injunction Integral to Plan
     Each of the discharges and injunctions provided in Section 10.2 and 10.4 of the Plan is an integral part of the Plan and is essential to its implementation. Each of the Debtors and the Reorganized Debtors shall have the right to independently seek the enforcement of the discharge and injunction set forth in Section 10.2 and 10.4 of the Plan.
4.	Revesting of Assets.
     Pursuant to Section 1141(b) of the Bankruptcy Code and Section 10.5 of the Plan, all property of the respective Estate of each Debtor, together with any property of each Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the applicable Reorganized Debtor on the Effective Date (subject to the effects of the Restructuring Transactions). Thereafter, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code and the Bankruptcy Rules. As of the Effective Date, all property of each Reorganized Debtor shall be free and clear of all Liens, Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, each Reorganized Debtor may, without the need for any application to or approval by the Bankruptcy Court, pay fees that it incurs after the Effective Date for professional services and expenses.
5.	Termination of Subordination Rights and Settlement of Related Claims.
     The classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with the contractual, legal and equitable subordination rights relating thereto, whether arising under contract, general principles of equitable subordination, Section 510(b) of the Bankruptcy Code or otherwise. All subordination rights that a Holder of a Claim or Interest may have with respect to any distribution to be made under the Plan shall be discharged and terminated, and all actions related to the enforcement of such subordination rights shall be enjoined permanently. Accordingly, distributions under the Plan to Holders of Allowed Claims shall not be subject to payment to a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

L.	Retention of Jurisdiction.
     Pursuant to Sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain exclusive jurisdiction pursuant to Article XI of the Plan, over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, as more specifically described in Article XI of the Plan.
M.	Miscellaneous Plan Provisions.
     THE FOLLOWING IS A SUMMARY OF CERTAIN MISCELLANEOUS PROVISIONS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
1.	Surrender of Instruments.
     As provided for in Section 12.1 of the Plan, as a condition to participation in distributions under the Plan, each Holder of a note, debenture or other evidence of indebtedness of the Debtors that desires to receive the property to be distributed on account of an Allowed Claim based on such note, debenture or other evidence of indebtedness shall surrender such note, debenture or other evidence of indebtedness to the Debtors, or their designee (unless such Allowed Claim will be Reinstated by the Plan, in which case such surrender shall not be required), and shall execute and deliver such other documents as are necessary to effectuate the Plan; provided, however, that if a claimant is a Holder of an equity security, note, debenture or other evidence of indebtedness for which no physical certificate was issued to the Holder but which instead is held in book-entry form pursuant to a global security held by DTC or other securities depositary or custodian thereof, then such Holder shall be deemed to have surrendered such Holder’s equity security, note, debenture or other evidence of indebtedness upon surrender to the Reorganized Debtors of such global security by DTC or such other securities depositary or custodian thereof. Except as otherwise provided in Section 12.1 of the Plan, if no surrender of a security, note, debenture or other evidence of indebtedness occurs and a claimant does not provide an affidavit and indemnification agreement, in form and substance satisfactory to the Debtors, that such security, note, debenture or other evidence of indebtedness was lost, then no distribution may be made to any claimant whose Claim or Interest is based on such security, note, debenture or other evidence of indebtedness thereof. The Debtors shall make subsequent distributions only to the persons who surrender the securities for exchange (or their assignees) and the record holders of such securities shall be those holders of record as of the Effective Date. Except as otherwise provided in the Plan, any indenture and stockholders agreement in effect prior to the Petition Date shall be rendered void as of the Effective Date.
2.	Dissolution of the Committee.
     As provided for in Section 12.2 of the Plan, on the Effective Date, the appointment of the Committee and any other official committee in the Chapter 11 Cases shall terminate, and the Committee shall be dissolved, provided however, that following the Effective Date, the Committee shall continue to have standing and a right to be heard solely with respect to: (i) applications for compensation by Professionals and requests for allowance of Administrative

Expense Claims for substantial contribution pursuant to Section 503(b)(3)(D) of the Bankruptcy Code; (ii) any appeals of the Confirmation Order that remain pending as of the Effective Date; and (iii) any adversary proceedings or contested matter as of the Effective Date to which the Committee is a party. All reasonable fees and expenses incurred after the Effective Date by the Professionals retained by the Committee in connection with the matters set forth in the foregoing clauses (i) through (iii) shall be paid by the Reorganized Debtors without the requirement of any further order of the Bankruptcy Court. Notwithstanding anything contained herein to the contrary, on the Effective Date, the Committee shall be dissolved and the members of the Committee shall be released and discharged of and from all duties, responsibilities and obligations related to or arising from or in connection with the Chapter 11 Cases.
3.	Post-Confirmation Date Retention of Professionals.
     Pursuant to Section 12.3 of the Plan, upon the Effective Date, any requirement that professionals employed by the Reorganized Debtors comply with Sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate, and the Reorganized Debtors will be authorized to employ and compensate professionals in the ordinary course of business and without the need for Bankruptcy Court approval.
4.	Bar Date for Certain Administrative Expense Claims.
     Under the terms of Section 12.4 of the Plan, all applications for final allowance of compensation or reimbursement of the expenses incurred by any Professional, and all other requests for the payment of Administrative Expense Claims, including all requests for the allowance of any Administrative Expense Claim pursuant to Section 503(b)(3)(D) of the Bankruptcy Code for substantial contributions made in these Chapter 11 Cases (but expressly excluding all requests for the payment of obligations incurred by the Debtors in the ordinary course of their business operations after the Petition Date), must be filed with the Bankruptcy Court and served on the Reorganized Debtors and their counsel at the addresses set forth in Section 12.14 of the Plan not later than thirty (30) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. Any request for the payment of an Administrative Expense Claim that is not timely filed and served shall be discharged and forever barred and the Holder of such Administrative Expense Claim shall be enjoined from commencing or continuing any action, process, or act to collect, offset or recover such Claim. The Debtors and the Reorganized Debtors shall have sole responsibility for filing objections to and resolving all requests for the allowance of Administrative Expense Claims
5.	Effectuating Documents and Further Transactions.
     Under Section 12.5 of the Plan, each of the Debtors and the Reorganized Debtors is authorized to execute, deliver, file or record such contracts, instruments, certificates, notes, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan, including actions that the Secured Notes Indenture Trustee may reasonably request to further effect the terms of the Plan.

6.	Employee Compensation and Benefits Programs.
     Pursuant to Section 12.6 of the Plan, from and after the Effective Date, the Reorganized Debtors shall continue to perform their obligations (whether statutory or contractual) under all employment and severance contracts that are assumed by the Reorganized Debtors and all Employee Benefit Plans applicable to their employees, retirees and non-employee directors that are assumed by the Reorganized Debtors. Any Reorganized Debtor may, prior to the Effective Date, enter into employment agreements with employees that become effective on or prior to the Effective Date and survive consummation of the Plan, with the prior written consent of the Ad Hoc Committee of Secured Noteholders (which consent shall not be unreasonably withheld).
7.	Exemption from Transfer Taxes.
     As provided in Section 12.8 of the Plan, pursuant to Section 1146(a) of the Bankruptcy Code, (a) the issuance, transfer or exchange of notes or equity securities under the Plan; (b) the creation of any mortgage, deed of trust, Lien, pledge or other security interest; (c) the making or assignment of any lease or sublease; or (d) the making or delivery of any deed or other instrument of transfer under the Plan, including, without limitation, merger agreements, agreements of consolidation, restructuring, disposition, liquidation or dissolution, deeds, bills of sale, and transfers of tangible property, shall not be subject to any stamp tax or other similar tax.
8.	Payment of Statutory Fees.
     All fees payable pursuant to Section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date.
9.	Amendment or Modification of the Plan.
     Subject to Section 1127 of the Bankruptcy Code, the Debtors, with the consent of the Ad Hoc Committee of Secured Noteholders, which consent shall not be unreasonably withheld, may, alter, amend or modify the Plan or the Exhibits at any time prior to or after the Confirmation Date but prior to the substantial consummation of the Plan; provided, however, that any such amendment or modification that materially and adversely changes the treatment under the Plan of the Subordinated Noteholders, Tontine, or any individual employed by Tontine must be acceptable to Tontine. Any Holder of a Claim or Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Interest of such Holder.
10.	Severability of Plan Provisions.
     Pursuant to the terms of Section 12.11 of the Plan, if prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, Impaired or invalidated by such holding, alteration, or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.
11.	Successors and Assigns.
     The Plan shall be binding upon and inure to the benefit of the Debtors, all present and former Holders of Claims and Interests, and all other parties in interests in these Chapter 11 Cases and the respective successors and assigns of each of the foregoing, including, without limitation, the Reorganized Debtors. The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.
12.	Revocation, Withdrawal or Non-Consummation.
     Subject to the obligations and covenants of the Debtors under the Lock-Up Agreement, the Debtors reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date and to file subsequent plans of reorganization, in each case with the prior written consent of the Ad Hoc Committee of Secured Noteholders. If the Debtors revoke or withdraw the Plan as to any or all of the Debtors or if confirmation or consummation of the Plan as to any or all of the Debtors does not occur, then, with respect to such Debtors, (a) the Plan shall be null and void in all respects, (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims by or against, or any Interests in, such Debtors or any other Person, (ii) prejudice in any manner the rights of such Debtors or any other Person or (iii) constitute an admission of any sort by the Debtors or any other Person.
13.	Reservation of Rights.
     Except as expressly set forth therein, the Plan shall have no force and effect unless the Bankruptcy Court has entered the Confirmation Order. The filing of this Disclosure Statement and the Plan, any statement or provision contained in the Disclosure Statement and Plan, or the taking of any action by the Debtors with respect to the Disclosure Statement and Plan shall not be and shall not be deemed to be an admission or waiver of any rights of the Debtors with respect to the Holders of Claims and Interests.
VI. VOTING PROCEDURES AND REQUIREMENTS
     The following Section describes in summary fashion the procedures and requirements that have been established for voting on the Plan. If you are entitled to vote to accept or reject the Plan, you should receive a Ballot for the purpose of voting on the Plan. If you hold Claims in more than one Class and you are entitled to vote such Claims in more than one Class, you will receive separate Ballots which must be used for each separate Class of Claims. If you are entitled to vote and did not receive a Ballot, received a damaged Ballot or lost your Ballot please call the Voting Agent at 1-866-405-2136.
A.	Voting Deadline.
     TO BE CONSIDERED FOR PURPOSES OF ACCEPTING OR REJECTING THE PLAN, ALL BALLOTS MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT NO LATER THAN THE VOTING DEADLINE OF 4:00 P.M. PREVAILING EASTERN TIME ON JUNE 16, 2010 (THE “VOTING DEADLINE”). ONLY THOSE BALLOTS ACTUALLY RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE WILL BE COUNTED AS EITHER ACCEPTING OR REJECTING THE PLAN. ALL BALLOTS MUST BE SENT TO THE FOLLOWING ADDRESS:
FOR FIRST CLASS MAIL:
The Garden City Group, Inc.
Attn: Neenah Ballot Processing Center
P.O. Box 9594
Dublin, OH 43017-4894
FOR OVERNIGHT MAIL AND HAND DELIVERY:
The Garden City Group, Inc.
Attn: Neenah Ballot Processing Center
5151 Blazer Pkwy., Suite A
Dublin, OH 43017
     Ballots will only be counted if mailed to the above address. Ballots cannot be transmitted orally, by facsimile or by electronic mail. Accordingly, you are urged to return your signed and completed Ballot promptly. Any executed Ballot received that does not indicate either an acceptance or rejection of the Plan or that indicates both an acceptance and rejection of the Plan shall not be counted.
     THE DEBTORS INTEND TO SEEK TO SATISFY THE REQUIREMENTS FOR CONFIRMATION OF THE PLAN UNDER THE CRAMDOWN PROVISIONS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AS TO ANY CLASS DEEMED TO REJECT, OR AS TO ANY CLASS THAT VOTES TO REJECT, THE PLAN, AND, IF REQUIRED, MAY AMEND THE PLAN TO CONFORM TO THE STANDARDS OF SUCH SECTION.
B.	Holders of Claims Entitled to Vote.
     In general, a holder of a claim may vote to accept or reject a plan of reorganization if (i) the holder’s claim or interest is “allowed,” i.e. generally not disputed, contingent, or unliquidated, and (ii) such holder’s claim or equity interest is “impaired” by the plan. However, if a holder of an allowed and impaired claim will not receive any distribution under a plan, than such holder is deemed to have rejected the plan and is not entitled to vote. In the same vein, a holder of an allowed and unimpaired claim will be presumed to have accepted the plan and will not be entitled to vote.
     Under the Bankruptcy Code, a class of claims or equity interests is presumed impaired unless a plan (1) does not alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder thereof; or (2) regardless of any legal right to an accelerated payment of such claim or equity interest the plan (a) cures all existing defaults, except the defaults of a kind specified in Section 365(b)(2), (b) reinstates the maturity of such claim or interest as it existed before the default, (c) compensates the holder of such claim for any damages incurred as a result any such holder’s reasonable reliance on such legal right to an accelerated payment, and (d) does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.
     As detailed in Section V.F.1 above, the Debtors are soliciting votes on the Plan from the Holders of Allowed Claims in Classes 4, 5, and 6, and the Holders of Allowed Claims in each are entitled to vote to accept or reject the Plan.
     Also as detailed in Section V.F.3 above, with respect to the Impaired Classes of Claims and Interests that are deemed to reject the Plan (Classes 8 and 9), and any other Class of Claims that votes to reject the Plan, the Debtors shall request that the Bankruptcy Court confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code.
     ANY VOTE NOT SOLICITED OR PROCURED IN GOOD FAITH OR IN ACCORDANCE WITH THE PROVISIONS OF THE BANKRUPTCY CODE WILL NOT BE COUNTED PURSUANT TO SECTION 1126(E) OF THE BANKRUPTCY CODE.
C.	Vote Required for Acceptance by a Class of Claims.
     A Class of Claims shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the Allowed Claims in such Class that have voted on the Plan in accordance with the Solicitation Order.
D.	Voting Procedures.
1.	Ballots.
     All votes to accept or reject the Plan with respect to any Class of Claims must be cast by properly submitting the duly completed and executed form of Ballot designated for such Class. Holders of Impaired Claims voting on the Plan should complete and sign the Ballot in accordance with the instructions thereon, being sure to check the appropriate box entitled “Accept the Plan” or “Reject the Plan.”
     ANY EXECUTED BALLOT THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR THAT INDICATES BOTH AN ACCEPTANCE AND REJECTION OF THE PLAN WILL NOT BE COUNTED AS A VOTE EITHER TO ACCEPT OR REJECT THE PLAN.

     ANY BALLOT THAT IS RECEIVED BUT WHICH IS NOT SIGNED OR THAT OTHERWISE CONTAINS INSUFFICIENT INFORMATION TO PERMIT THE IDENTIFICATION OF THE CLAIMANT WILL BE CONSIDERED AN INVALID BALLOT AND WILL NOT BE COUNTED FOR PURPOSES OF DETERRING ACCEPTANCE OR REJECTION OF THE PLAN.
     In order for a vote to be counted, the respective Holder must complete and sign an original Ballot and return it in the envelope provided (only original signatures will be accepted). In most cases, each Ballot enclosed with this Disclosure Statement has been encoded with the amount of the Allowed Claim for voting purposes (if the Claim is a contested Claim, this amount may not be the amount ultimately allowed for purposes of distribution) and the Class into which the Claim has been placed under the Plan. Accordingly, in voting to accept or reject the Plan, a Holder must use only the coded Ballot or Ballots sent with this Disclosure Statement.
     If you are a beneficial holder of a Secured Notes Claim who receives a Ballot from a Voting Nominee, in order for your vote to be counted, your Ballot must be completed in accordance with the voting instructions on the Ballot and received by the Voting Nominee in enough time for the Voting Nominee to transmit a Master Ballot to the Voting Agent so that it is actually received no later than the Voting Deadline. If you are the Holder of any other type of Claim, in order for your vote to be counted, your Ballot must be properly completed in accordance with the voting instructions on the Ballot and returned to the Voting Agent so that it is received no later than the Voting Deadline.
     Ballots must be delivered to the Voting Agent, at its address set forth above, and actually received by the Voting Deadline. THE METHOD OF SUCH DELIVERY IS AT THE ELECTION AND RISK OF THE VOTER.
     If you are entitled to vote and you did not receive a Ballot, received a damaged Ballot or lost your Ballot, please contact the Voting Agent in the manner set forth in this Disclosure Statement.
2.	Withdrawal or Change of Votes on the Plan.
     After the Voting Deadline, no vote may be withdrawn without the prior consent of the Debtors, which consent shall be given in the Debtors’ sole discretion.
     Any Holder of a Claim who has submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. If more than one timely, properly completed Ballot is received with respect to the same Claim or Interest, the Ballot that will be counted for purposes of determining whether sufficient acceptances required to confirm the Plan have been received will be the Ballot that the Voting Agent determines was the last to be received.

VII. CONFIRMATION OF THE PLAN
A.	Confirmation Hearing.
     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. The Confirmation Hearing pursuant to Section 1128 of the Bankruptcy Code will be held on June 23, 2010 at 9:30 a.m. prevailing Eastern Time, before the Honorable Mary F. Walrath, United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, Sixth Floor, Courtroom No. 4, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of adjournment at the Confirmation Hearing, or at any subsequent adjourned Confirmation Hearing.
     Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to Confirmation of the Plan must: (i) be made in writing; (ii) state the name and address of the objecting party and the nature of the claim or interest of such party; (iii) state with particularity the legal and factual basis and nature of any objection to the Plan; and (iv) be filed with the Court, together with proof of service, and served so that they are received on or before June 16, 2010 at 4:00 p.m., prevailing Eastern Time by the following parties:

Counsel to the Debtors:

Sidley Austin LLP	Young Conaway Stargatt & Taylor LLP
One South Dearborn Street	The Brandywine Building
Chicago, IL 60603	1000 West Street, 17th Floor
Facsimile: (312) 853-7036	P.O. Box 391
Attn: Larry J. Nyhan	Wilmington, DE 19899-0391
Bojan Guzina	Facsimile: (302) 571-1253
Kerriann S. Mills	Attn: Robert S. Brady
Edmon L. Morton

The Office of the United States Trustee:

Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2207
Lock Box 35
Wilmington, DE 19801
Facsimile: (302) 573-6497
Attn: Patrick Tinker

Counsel to the Official Committee of Unsecured Creditors:

Greenberg Traurig, LLP	Greenberg Traurig, LLP
The Nemours Building	77 West Wacker Drive
1007 North Orange Street, Suite 1200	Suite 3100
Wilmington, DE 19801	Chicago, IL 60601
Facsimile: (302) 661-7360	Facsimile: (312) 456-8435
Attn: Scott D. Cousins	Attn: Sean Bezark
Donald J. Detweiler
Sandra G. M. Selzer

Counsel to the Ad Hoc Committee of Secured Noteholders:

Stroock & Stroock & Lavan LLP	Richards, Layton & Finger, P.A.
180 Maiden Lane	One Rodney Square
New York, NY 10038	920 North King Street
Facsimile: (212) 806-2508	Wilmington, DE 19801
Attn: Kristopher M. Hansen	Facsimile: (302) 498-7816
Lori E. Kata	Attn: Daniel J. DeFranceschi
     Objections to confirmation of the Plan are governed by Rule 9014 of the Bankruptcy Rules. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY AND PROPERLY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.
B.	Statutory Requirements for Confirmation of the Plan.
     At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation are that the Plan (i) is accepted by all Impaired Classes of Claims and Interests or, if rejected by an Impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class, (ii) is feasible and (iii) is in the “best interests” of Holders of Claims and Interests impaired under the Plan.
     AS EXPLAINED ABOVE, THE BANKRUPTCY CODE CONTAINS PROVISIONS FOR CONFIRMATION OF A PLAN EVEN IF IT IS NOT ACCEPTED BY ALL CLASSES. THESE SO-CALLED “CRAMDOWN” PROVISIONS ARE SET FORTH IN SECTION 1129(B) OF THE BANKRUPTCY CODE, WHICH PROVIDES THAT A PLAN OF REORGANIZATION CAN BE CONFIRMED EVEN IF IT HAS NOT BEEN ACCEPTED BY ALL IMPAIRED CLASSES OF CLAIMS AND INTERESTS AS LONG AS AT LEAST ONE IMPAIRED CLASS OF NON-INSIDER CLAIMS HAS VOTED TO ACCEPT THE PLAN.
1.	Acceptance.
     Claims and Interests in Classes 4, 5, 6, 7, 8, and 9 are Impaired under the Plan.8 As a condition to Plan Confirmation, the Bankruptcy Code requires that each Impaired Class vote to accept the Plan unless the Plan satisfies the “fair and equitable test” (as described below) as applied to such non-accepting Impaired Class.9 As such, the aforementioned Impaired Classes must accept the Plan in order for it to be confirmed without application of the “fair and equitable test.”

[8]	The Claims and Interests in Classes 1, 2, 3, and 10 are Unimpaired under the Plan, and the Holders of Allowed Claims in each of these Classes are conclusively presumed to have accepted the Plan.

[9]	The Claims in Class 7 are Impaired. However, the Debtors, as the proponents of the Plan and Holders of Intercompany Claims in Class 7, shall be deemed to have accepted the Plan and votes to accept or reject the Plan shall not be solicited from the Debtors in their capacities as the Holders of Intercompany Claims in Class 7.

     The Claims and Interests in Classes 4, 5, and 6 are entitled to vote on the Plan. As stated above, Impaired Classes will have accepted the Plan if the Plan is accepted by at least two-thirds in dollar amount and a majority in number of the Claims or Interests of each such Class (other than any Claims of creditors designated under Section 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.
     The Claims and Interests in Classes 8 and 9 are Impaired and the Holders of such Claims and Interests will not receive or retain any property under the Plan. Accordingly, Classes 8 and 9 are deemed not to have accepted the Plan and confirmation of the Plan will require application of the “fair and equitable test,” described below.
2.	Fair and Equitable Test.
     The Debtors will seek to confirm the Plan notwithstanding the non-acceptance or deemed non-acceptance of the Plan by any Impaired Class of Claims or Interests. To obtain such confirmation, it must be demonstrated that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such dissenting impaired Class. A plan does not discriminate unfairly if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class receives more than it is entitled to on account of its claims or interests. The Debtors believe that the Plan satisfies these requirements.
     The Bankruptcy Code establishes different “fair and equitable” tests for secured claims, unsecured claims and equity interests, as follows:
          (a) Secured Creditors. Either (i) each holder of an impaired secured claim retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the “indubitable equivalent” of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens, with such liens attaching to the proceeds of the sale and the treatment of such liens on proceeds is as provided in clauses (i) or (ii) above.
          (b) Unsecured Creditors. Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.
          (c) Interest Holders. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greater of the fixed liquidation preference to which such holder is entitled, or the fixed redemption price to which such holder is entitled or the value of the equity interest, or (ii) the holders of equity interests that are junior to the non-accepting class will not receive or retain any property under the plan.
     THE DEBTORS BELIEVE THAT THE PLAN MAY BE CONFIRMED ON A NONCONSENSUAL BASIS (PROVIDED AT LEAST ONE IMPAIRED CLASS OF CLAIMS FOR EACH DEBTOR ENTITY VOTES TO ACCEPT THE PLAN).

ACCORDINGLY, THE DEBTORS WILL DEMONSTRATE AT THE CONFIRMATION HEARING THAT THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AS TO ANY NON-ACCEPTING CLASS.
3.	Feasibility.
     Pursuant to Section 1129(a)(11) of the Bankruptcy Code, among other things, the Bankruptcy Court must determine that confirmation of the Plan is not likely to be followed by the liquidation or need for further financial reorganization of the Debtors or any successors to the Debtors under the Plan. This condition is often referred to as the “feasibility” of the Plan. The Debtors believe that the Plan satisfies this requirement.
     For purposes of determining whether the Plan meets this requirement, the Debtors and their financial advisors have analyzed the Debtors’ ability to meet their obligations under the Plan. As part of that analysis, the Debtors have prepared consolidated projected financial results for each of the fiscal years ending September 30, 2010 through and including September 30, 2014. These financial projections, and the assumptions on which they are based (collectively, the “Projections”), are set forth in Exhibit D to this Disclosure Statement.
     THE PROJECTIONS ARE SUBJECT TO FURTHER REVIEW AND ANALYSIS BY THE DEBTORS, AND THE DEBTORS RESERVE THE RIGHT TO SUPPLEMENT, AMEND, UPDATE AND/OR OTHERWISE MODIFY SUCH PROJECTIONS PRIOR TO THE HEARING ON THE DISCLOSURE STATEMENT AND UP TO AND THROUGH THE PLAN SUPPLEMENT FILING DATE.
     The Debtors have prepared the Projections based upon certain assumptions that they believe to be reasonable under the current circumstances. Those assumptions the Debtors considered to be significant are described in Article VIII herein and the notes which are part of the Projections. The Projections have not been examined or compiled by independent accountants. Many of the assumptions on which the Projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the Debtors’ actual financial results. Therefore, the actual results achieved by the Debtors throughout the period covered by the Projections may vary from the projected results, and the variations may be material. In evaluating the Plan, all Holders of Claims that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Projections are based.
4.	Best Interests Test and Liquidation Analysis.
     Pursuant to section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), each Holder of an Impaired Claim or Interest must either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were to be liquidated under Chapter 7 of the Bankruptcy Code.
     In determining whether the Best Interests Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets in Chapter 7. The gross amount of cash available for distribution to creditors would be the sum of the proceeds from the disposition of the Debtors’ assets during, and the cash held by the Debtors at the commencement of, their hypothetical Chapter 7 cases. Such amount would then be reduced by the costs and expenses of the liquidation.
     The second step in determining whether the Best Interests Test has been met is to apply the available cash and the proceeds from the hypothetical liquidation of the Debtors’ assets in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code and to compare the distribution that would be made to each class of claims and interests in that hypothetical liquidation with the distribution proposed under the terms of the Chapter 11 Plan. Available cash and proceeds from the hypothetical liquidation would be applied to satisfy Claims in the following order of priority: superpriority claims, secured claims, unsecured priority claims, general unsecured claims, subordinate claims, and equity interests.
     The liquidation analysis attached hereto as Exhibit E (the “Liquidation Analysis”) was prepared by the Debtors with assistance from their financial advisors, including Huron, and represents the Debtors’ best current estimate of the cash proceeds, net of liquidation-related costs, that would potentially be available for distribution to the Holders of Claims and Interests if each of the Debtors were hypothetically liquidated under Chapter 7 of the Bankruptcy Code. The Liquidation Analysis assumes that the Debtors’ Chapter 11 Cases are converted into liquidation cases under Chapter 7 in a “shut-the-door” liquidation that does not preserve the going concern value of the Debtors’ estates. Unless otherwise stated, (i) the asset values used in the Liquidation Analysis reflect the unaudited book values of the Debtors’ assets as of the Petition Date proforma adjusted for the closing of the DIP Term Loan and (ii) the Debtors’ liabilities are based on the Debtors’ actual liabilities as of the Petition Date.
     The Debtors’ liquidation costs in a hypothetical Chapter 7 case would include the compensation of a bankruptcy trustee, as well as the compensation of counsel and other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the Debtors’ operation during the pendency of the hypothetical Chapter 7 cases, and all unpaid Administrative Expense Claims that are allowed in the hypothetical Chapter 7 cases. The liquidation itself might trigger certain Priority Tax Claims or Priority Non-Tax Claims, such as Priority Non-Tax Claims for severance pay, and would likely accelerate Claims or, in the case of taxes, make it likely that the Internal Revenue Service would assert all of its Claims as Priority Tax Claims rather than asserting them in due course as is expected to occur during the course of the Chapter 11 Cases. These Priority Tax Claims and Priority Non-Tax Claims, which are not estimated for purposes of the Liquidation Analysis, would be paid in full out of the net liquidation proceeds, after payment of Secured Claims, Chapter 7 costs of administration, and other Administrative Expense Claims, and before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Interests.
     THE INFORMATION SET FORTH IN THE LIQUIDATION ANALYSIS IS PRELIMINARY AND IS SUBJECT TO MODIFICATION, REVISION AND SUPPLEMENTATION BY THE DEBTORS AT ANY TIME UP TO THE PLAN SUPPLEMENT FILING DATE.

     THE LIQUIDATION ANALYSIS HAS BEEN PREPARED SOLELY FOR THE PURPOSES OF ESTIMATING THE NET PROCEEDS POTENTIALLY AVAILABLE FOR DISTRIBUTION IN A HYPOTHETICAL CHAPTER 7 LIQUIDATION. NOTHING CONTAINED IN THE LIQUIDATION ANALYSIS IS INTENDED AS OR CONSTITUTES A CONCESSION OR ADMISSION FOR ANY PURPOSE OTHER THAN THE PRESENTATION OF A HYPOTHETICAL LIQUIDATION ANALYSIS FOR PURPOSES OF THE BEST INTERESTS TEST. THE LIQUIDATION ANALYSIS HAS NOT BEEN INDEPENDENTLY AUDITED OR VERIFIED.
     The Liquidation Analysis is premised upon a number of estimates and assumptions that, although developed and considered reasonable by the Debtors and their financial advisors, are inherently subject to significant business, economic and competitive uncertainties and contingencies that are beyond the control of the Debtors and their management. Accordingly, there can be no assurance that the estimated values reflected in the Liquidation Analysis would be realized if the Debtors were, in fact, to undergo a liquidation under Chapter 7. In addition, any such liquidation would take place under future circumstances that cannot be predicted with certainty. Accordingly, although the Liquidation Analysis is necessarily presented with numerical specificity, if the Debtors’ estates were in fact liquidated as described herein, the actual liquidation proceeds could vary significantly from the amounts set forth in the Liquidation Analysis. Such actual liquidation proceeds could be materially higher or lower than the amounts set forth in the Liquidation Analysis, and no representation or warranty can be or is being made with respect to the actual proceeds that would be generated from a liquidation of the Debtors under Chapter 7 of the Bankruptcy Code. The Liquidation Analysis should be read and considered in conjunction with the accompanying notes and assumptions.
     As demonstrated by the Liquidation Analysis, the Debtors believe that under the Plan, Holders of Impaired Claims against and Impaired Interests in each Debtor will receive property with a value equal to or in excess of the value such Holders would receive in a hypothetical liquidation of the Debtors under Chapter 7 of the Bankruptcy Code. Accordingly, the Liquidation Analysis demonstrates that the Plan satisfies the requirements of the “Best Interests Test.”
VIII. PROJECTED FINANCIAL INFORMATION AND REORGANIZATION VALUE
A.	Projected Financial Information.
     The Debtors believe that the Plan meets the feasibility requirement set forth in Section 1129(a)(11) of the Bankruptcy Code, as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successor under the Plan. In connection with the development of the Plan and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. The Debtors developed a business plan and prepared financial projections for the period beginning July 1, 2010 through September 30, 2014 (the “Projection Period”). The Projections are attached to this Disclosure Statement as Exhibit D.

     The Debtors prepared the Projections based upon, among other things, the anticipated future financial condition and results of operations of the Debtors and the Reorganized Debtors. The Debtors do not, as a matter of course, publish their business plans or strategies, projections or anticipated financial position. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to Holders of Claims or Interests or other parties in interest after the Confirmation Date.
     In connection with the planning and development of the Plan, the Projections were prepared by the Debtors to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in the economic and competitive environment, regulatory changes, and/or a variety of other factors, including those factors identified in the Plan and the Disclosure Statement. Accordingly, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to significant business, economic, and competitive uncertainties. Therefore, such Projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein.
     THE DEBTORS’ MANAGEMENT DID NOT PREPARE SUCH PROJECTIONS TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THE DEBTORS’ INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE PROJECTIONS THAT ACCOMPANY THE DISCLOSURE STATEMENT AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS, AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THE DISCLOSURE STATEMENT, THE DEBTORS DO NOT PUBLISH PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS.
     MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, MAINTAINING GOOD EMPLOYEE RELATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, NATURAL DISASTERS AND UNUSUAL WEATHER CONDITIONS, ACTS OF TERRORISM OR WAR, INDUSTRY-SPECIFIC RISK FACTORS (AS DETAILED IN ARTICLE X OF THE DISCLOSURE STATEMENT ENTITLED “RISK FACTORS”), AND OTHER ECONOMIC, MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE

DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.
     THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS’ AND/OR REORGANIZED DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE, OR ARE MADE, AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTORS PREPARED THE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE DEBTORS AND THE REORGANIZED DEBTORS, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE THE DISCLOSURE STATEMENT IS INITIALLY FILED OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISORS.
     The Projections should be read in conjunction with the assumptions, qualifications, and explanations set forth in the Disclosure Statement and the Plan in their entirety, and the historical consolidated financial statements (including the notes and schedules thereto) and other financial information set forth in NEI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (a copy of which is attached hereto as Exhibit F) and other NEI reports to the SEC filed prior to the Bankruptcy Court’s approval of this Disclosure Statement. These filings are available by visiting the SEC’s website at http://www.sec.gov or the Debtors’ website at http://www.nfco.com. The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice.
B.	Valuation of the Reorganized Debtors.
     Rothschild has prepared a valuation analysis (the “Valuation”) of the estimated value of the Reorganized Debtors on a going-concern basis for the purpose of providing information relevant to the Court’s determination of whether the Plan meets the so-called “best interests test” under section 1129(a)(7) of the Bankruptcy Code.
1.	Overview
     In preparing the Valuation, Rothschild has, among other things: (a) reviewed certain recent available financial results of the Debtors, (b) reviewed certain internal financial and operating data of the Debtors, including the most recent business Projections prepared and provided by the Debtors’ management to Rothschild relating to the Debtors’ businesses and their prospects, (c) discussed with certain of the Debtors’ senior executives the current operations and prospects of the Debtors, (d) discussed with certain of the Debtors’ senior executives key assumptions related to the Projections, (e) prepared discounted cash flow analyses based on the Projections, utilizing various discount rates and terminal multiples, (f) considered the market value of certain publicly-traded companies in businesses reasonably comparable to the businesses of the Debtors, (g) considered the applicability of certain precedent change-in-control transactions for businesses similar to the Debtors’, (h) separately valued and accounted for the New Warrants utilizing the Black-Scholes methodology, (i) considered certain economic and industry information relevant to the Debtors’ businesses, (j) conducted such other analyses as Rothschild deemed necessary and/or appropriate under the circumstances, and (k) considered a range of potential risk factors.
     Rothschild assumed, without independent verification, the accuracy, completeness, and fairness of all of the financial and other information available to it from public sources or as provided to Rothschild by the Debtors or their representatives. Rothschild also assumed that the Projections have been reasonably prepared on a basis reflecting the Debtors’ best estimates and judgment as to future operating and financial performance. Rothschild did not make any independent evaluation of the Debtors’ assets; nor did Rothschild independently verify any of the information it reviewed. Rothschild does not make any representation or warranty as to the fairness of the terms of the Plan.
     In addition to the foregoing, Rothschild relied upon the following assumptions with respect to the Valuation:
•	The Debtors are able to maintain adequate liquidity to operate in accordance with the Projections;

•	The Debtors are successful in obtaining the necessary exit financing;

•	The Debtors operate consistently with the level specified in the Projections;

•	Future values are discounted to June 30, 2010;

•	The Effective Date of the Plan is June 30, 2010 (the “Assumed Effective Date”);

•	The pro forma net debt on the Effective Date is expected to be approximately $149 million, consisting of a $110 million Exit Revolving Facility of which approximately $48 million is drawn on the Effective Date, $50 million outstanding under the Exit

Term Loan Facility, New Secured Notes in the aggregate principal amount of $50 million, and approximately $1 million of other debt;

•	General financial and market conditions as of the Assumed Effective Date will not differ materially from those conditions prevailing as of April 2, 2010 (the “Valuation Date”); and

•	Rothschild has not considered the impact of a prolonged bankruptcy case and has assumed the Debtors’ operations will continue in the ordinary course consistent with the Projections. In addition, Rothschild did not prepare a valuation analysis under alternative operating scenarios.

2.	Estimate of Value
     As a result of such analyses, review, discussions, considerations, and assumptions, Rothschild estimates the total enterprise value (“TEV”) of the Reorganized Debtors at approximately $270.0 million to $320.0 million, with a midpoint of $295 million. Rothschild reduced such TEV estimates by the projected pro forma net debt levels of Reorganized Neenah (approximately $148.8 million) at emergence to estimate the implied reorganized equity value of Reorganized Neenah (“Reorganized Equity Value”). Rothschild estimates that Reorganized Neenah’s implied total reorganized equity value will range from $121.2 million to $171.2 million. After deducting the estimated value for the New Warrants of approximately $1.3 million to $3.4 million, with a midpoint of $2.3 million, Rothschild estimates the implied distributable reorganized equity value (“Distributable Equity Value”) will range from $119.8 million to $167.8 million with a midpoint of $143.9 million. This equity value is subject to dilution as a result of the implementation of the Management Equity Incentive Plan.

Rothschild Illustrative Range of Valuation ($ in millions)

TEV Range	$270.0	$295.0	$320.0
Less: New Exit Revolver(1)	(47.6)	(47.6)	(47.6)
Less: New Exit Term Loan Facility(2)	(50.0)	(50.0)	(50.0)
Less: New Secured Notes	(50.0)	(50.0)	(50.0)
Less: Other Debt(3)	(1.3)	(1.3)	(1.3)

Total Debt	(148.8)	(148.8)	(148.8)

Total Reorganized Equity Value	$121.2	$146.2	$171.2
Less: Value of New Warrants(4)	(1.3)	(2.3)	(3.4)

Distributable Equity Value	$119.8	$143.9	$167.8

2010 Adjusted EBITDAR	29.1	29.1	29.1
2011 Adjusted EBITDAR	52.0	52.0	52.0

Implied Multiple -2010 Adj. EBITDAR	9.3x	10.1x	11.0x
Implied Multiple -2011 Adj. EBITDAR	5.2x	5.7x	6.2x
Notes:

(1)	Includes payment of completion fees, financing and other estimated fees

(2)	Assumes fully draw n $50.0 million DIP Term Loan Facility would roll into the new $50.0 million Exit Term Loan Facility

(3)	Represents Capital Leases

(4)	Based on the Black-Scholes valuation of New Warrants as of 4/2/10
     These estimated ranges of values are based on a hypothetical value that reflects the estimated intrinsic value of the Reorganized Debtors derived through the application of various valuation methodologies. The implied Reorganized Equity Value ascribed in this analysis does not purport to be an estimate of any post-reorganization market trading value. Any such trading value may be materially different from the implied Reorganized Equity Value ranges associated with Rothschild’s valuation analysis. Rothschild’s estimate is based on economic, market, financial, and other conditions as they exist on, and on the information made available as of, the Valuation Date. It should be understood that, although subsequent developments may affect Rothschild’s conclusions, before or after the Confirmation Hearing, Rothschild does not have any obligation to update, revise, or reaffirm its estimate.
3.	Valuation Methodology
     The following is a brief summary of certain financial analyses performed by Rothschild to arrive at its range of estimated TEVs. This Valuation must be considered as a whole and should be read in conjunction with the Plan and this Disclosure Statement. Rothschild has assigned a weighting to each methodology to arrive at its TEV range to reflect Rothschild’s view of the appropriateness of each methodology for the Debtors’ circumstances.
(a)	Comparable Company Analysis
     The comparable companies analysis estimates the value of a company based on a comparison of such company’s financial and operating statistics with the financial and operating statistics of publicly-traded companies having characteristics similar to those of the particular company being analyzed (the “Comparable Company Analysis”). Criteria for selecting comparable companies for this analysis include, among other relevant characteristics, similar lines of business, business risks, growth prospects, maturity of businesses, market presence, size, and scale of operations. The analysis establishes benchmarks for valuation by deriving financial multiples and ratios for the comparable companies, standardized using common variables such as earnings before interest, taxes, depreciation, and amortization (“EBITDA”).
(b)	Precedent Transactions Analysis
     The precedent transactions analysis (the “Precedent Transactions Analysis”) is based on the enterprise values of companies involved in merger and acquisition transactions that have operating and financial characteristics similar to the Debtors. Under this methodology, the enterprise value of such companies is determined by an analysis of the consideration paid and the debt assumed in the merger or acquisition transaction. As in a comparable company valuation analysis, the analysis establishes benchmarks for valuation by deriving financial multiples and ratios, standardized using common variables such as EBITDA. These derived multiples are then applied to the Debtors’ operating statistics to determine enterprise value.
(c)	Discounted Cash Flow Analysis
     The discounted cash flow analysis (“DCF”) estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The DCF discounts the expected cash flows by a theoretical or observed discount rate. This approach has two components: (i) calculating the present value of the projected unlevered after-tax free cash flows for a determined period of time and (ii) adding the present value of the terminal value of the cash flows. The terminal value represents the portion of TEV that lies beyond the time horizon of the available projections.
     The DCF calculations were performed on unlevered after-tax free cash flows for the Projection Period beginning July 1, 2010 through September 30, 2014, discounted to the Assumed Effective Date. Rothschild used the Projections to perform these calculations.
     In performing the DCF calculation, Rothschild made assumptions for (i) the weighted average cost of capital (the “Discount Rate”), which is used to calculate the present value of future cash flows and (ii) the terminal EBITDA multiple, which is used to determine the value of the Reorganized Debtors represented by the time period beyond the Projection Period. Rothschild calculated the Discount Rate utilizing a traditional cost of equity capital calculation using the Capital Asset Pricing Model.
     The DCF does not ascribe any value at this time to any potential net operating losses that Reorganized Neenah may retain.
     The summary set forth above does not purport to be a complete description of the analyses performed by Rothschild. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of implied reorganized enterprise and equity values set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. In addition, estimates of implied reorganized enterprise and equity values do not purport to be appraisals; neither do they necessarily reflect the values that might be realized if the Debtors’ assets were sold. The estimates prepared by Rothschild assume that the Reorganized Debtors will continue as the owners and operators of their businesses and assets and that such assets are operated in accordance with the Reorganized Debtors’ Projections. Depending on the results of the Reorganized Debtors’ operations or changes in the financial markets, the Valuation as of the Assumed Effective Date may materially differ from that disclosed herein.
     In addition, the valuation of newly issued securities, such as the New Common Stock, is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, operating performance and other factors that generally influence the prices of securities. Actual market prices of such securities also may be affected by other factors not possible to predict. Accordingly, the implied reorganized equity value estimated by Rothschild does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets.
     THE FOREGOING VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS OR THE REORGANIZED DEBTORS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE RANGES REFLECTED IN THE VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.
     THE ESTIMATED CALCULATION OF ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS AS SET FORTH IN THE PROJECTIONS, AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS, NONE OF WHICH IS GUARANTEED AND MANY OF WHICH ARE OUTSIDE OF THE DEBTORS’ CONTROL.
     THE CALCULATIONS OF VALUE SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE STATED HEREIN DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET VALUE. SUCH VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZED EQUITY VALUE RANGES ASSOCIATED WITH THIS VALUATION ANALYSIS. NO RESPONSIBILITY IS TAKEN FOR CHANGES IN MARKET CONDITIONS, OPERATING PERFORMANCE AND NO OBLIGATION IS ASSUMED TO REVISE THESE CALCULATIONS OF THE REORGANIZED DEBTORS’ VALUE TO REFLECT EVENTS OR CONDITIONS THAT SUBSEQUENTLY OCCUR.

IX. DESCRIPTION OF SECURITIES TO BE ISSUED UNDER THE PLAN
     On or as soon as reasonably practicable after the Effective Date, Reorganized NEI will issue 10,000,000 shares of New Common Stock and the New Warrants for distribution in accordance with the terms of the Plan. In addition, on or as soon as reasonably practicable after the Effective Date, each Holder of a Secured Notes Claim shall receive its Pro Rata Share of the New Secured Notes. Set forth below is a summary of each of these issuances.
A.	New Common Stock.
     The Amended and Restated Certificate of Incorporation of Reorganized NEI, in substantially the form of Exhibit 1 to the Plan (to be filed with the Plan Supplement), sets forth the rights and preferences of the New Common Stock. The Amended and Restated Certificate of Incorporation provides that Reorganized NEI have the authority to issue 15,000,000 shares of New Common Stock, $0.0001 par value per share.
     On the Effective Date, the board of directors of Reorganized NEI shall consist of seven members, each of whom shall have one vote for all purposes, to be designated as set forth in Section 5.4(c) of the Plan. Thereafter, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws, as each may be amended thereafter from time to time, shall govern the designation and election of directors. Each share of New Common Stock will share equally, subject to the rights and preferences of any series of outstanding New Preferred Stock (as fixed by resolutions, if any, of the board of directors), in all assets of Reorganized NEI, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of NEI, or upon any distribution of the assets of Reorganized NEI. Holders of the New Common Stock will have preemptive rights (without oversubscription rights) for issuance of equity securities (or securities convertible or exercisable for equity securities), subject to certain exclusions and limitations. Voting of the New Common Stock will not be cumulative.
     Distribution of such New Common Stock shall be made by delivery of one or more certificates representing such shares or warrants as described herein or made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, as provided in Section 6.5 of the Plan.
     The Amended and Restated Certificate of Incorporation shall include a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by Section 1123(a)(6) of the Bankruptcy Code.
B.	New Warrants.
     The form of New Warrants, in substantially the form of Exhibit 4 to the Plan (to be filed with the Plan Supplement), sets forth the rights and preferences of the New Warrants. The Series A Warrants are warrants to acquire 500,000 shares of New Common Stock (subject to dilution by any equity awards under the Management Equity Incentive Plan and any subsequent issuances of shares of New Common Stock), exercisable for Cash, with an exercise price per share of $19.33. The Series B Warrants are warrants to acquire 500,000 shares of New Common Stock (subject to dilution by any equity awards under the Management Equity Incentive Plan and any subsequent issuances of shares of New Common Stock), exercisable for Cash, with an exercise price per share equal to (a) (i) $500 million minus (ii) the outstanding debt of the Reorganized Debtors as of the Effective Date minus (iii) $1.4 million (which represents the fair market value of the Series A Warrants as of the Effective Date calculated based off the Black-Scholes options pricing model) plus (iv) Cash and Cash Equivalents of the Reorganized Debtors as of the Effective Date divided by (b) ten million (10,000,000) shares of New Common Stock.
     The New Warrants shall not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any national securities exchange.
C.	New Secured Notes.
     On the Effective Date, Reorganized Neenah, as issuer, shall enter into the New Secured Notes Indenture, in substantially the form of Exhibit 3 to the Plan (to be filed with the Plan Supplement) pursuant to which the New Secured Notes will be issued. The New Secured Notes Indenture shall provide for the issuance of the New Secured Notes, in an aggregate principal amount of $50 million, guaranteed on a senior secured basis by Reorganized Neenah’s direct and indirect parent (if any) and each of Reorganized Neenah’s domestic direct and indirect subsidiaries. The New Secured Notes will be secured by a third priority lien on all of the Reorganized Debtors’ property. The New Secured Notes Indenture will contain affirmative and negative covenants (possibly including financial covenants) standard for debt instruments of this kind. The New Secured Notes shall mature four (4) years from the Effective Date. The New Secured Notes shall not be registered under the Securities Act of 1933, as amended.
     The New Secured Notes shall bear interest at 15%, 10% of which shall be payable in kind from the Effective Date until the earlier of (i) the Reorganized Debtors achieving a Total Debt to EBITDA ratio of 4.00 to 1.00 or less or (ii) 18 months following the Effective Date.
     Subject to the execution of an appropriate confidentiality agreement, the holders of the New Secured Notes shall be entitled to receive, at a minimum: (1) within 90 days of the end of each fiscal year, audited financial statements; and (2) within 45 days of the end of each of the first three fiscal quarters, unaudited consolidated financial statements of Reorganized NEI for such fiscal year or quarter, both including notes and a brief narrative discussion and analysis of such financial statements, in each case, until such time as Reorganized NEI becomes a reporting company under the 1934 Act. In addition, beginning with the fiscal quarter that ends immediately following the 18 month anniversary of the Effective Date, NEI will host conference calls that will be open to all stockholders of NEI to provide commentary from senior management of NEI regarding the most recently disseminated quarterly and annual financial results.
X. RISK FACTORS
     THE IMPLEMENTATION OF THE PLAN IS SUBJECT TO A NUMBER OF MATERIAL RISKS, INCLUDING THOSE ENUMERATED BELOW.
     IN EVALUATING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS AGAINST ANY OF THE DEBTORS ENTITLED TO VOTE ON THE PLAN SHOULD READ AND CAREFULLY CONSIDER THE RISK FACTORS SET

FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION, OR ALTERNATIVES TO THE PLAN.
A.	General Bankruptcy Law Considerations.
1.	Failure to Obtain Confirmation of the Plan May Result in Liquidation or an Alternative Plan on Less Favorable Terms.
     Although the Debtors believe that the Plan will satisfy all requirements for confirmation under the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications to the Plan will not be required for confirmation or that such modifications would not be sufficiently material as to necessitate the resolicitation of votes on the Plan.
     In the event that any Class of Claims entitled to vote fails to accept the Plan in accordance with Section 1126(c) and 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right: (a) to request that the Bankruptcy Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code; and/or (b) to modify the Plan in accordance with Section 12.9 thereof. While the Debtors believe that the Plan satisfies the requirements for non-consensual confirmation under Section 1129(b) of the Bankruptcy Code because it does not “discriminate unfairly” and is “fair and equitable” with respect to any Class that may reject or may be deemed to reject the Plan, there can be no assurance that the Bankruptcy Court will reach the same conclusion. There can be no assurance that any such challenge to the requirements for non-consensual confirmation will not delay the Debtors’ emergence from Chapter 11 or prevent confirmation of the Plan.
     If the Plan is not confirmed, there can be no assurance that the Chapter 11 Cases will continue rather than be converted into Chapter 7 liquidation cases or that any alternative plan or plans of reorganization would be on terms as favorable to the Holders of Claims against any of the Debtors as the terms of the Plan. If a liquidation or protracted reorganization of the Debtors’ Estates were to occur, there is a substantial risk that the Debtors’ going concern value would be substantially eroded to the detriment of all stakeholders.
2.	Failure of Occurrence of the Effective Date May Result in Liquidation or an Alternative Plan on Less Favorable Terms.
     There can be no assurance with respect to timing of the Effective Date. The occurrence of the Effective Date is also subject to certain conditions precedent as described in Article IX of the Plan. Failure to meet any of these conditions could result in the Plan not being consummated.

     If the Confirmation Order is vacated, (a) the Plan shall be null and void in all respects; (b) any settlement of Claims or Interests provided for in the Plan shall be null and void without further order of the Bankruptcy Court; and (c) the time within which the Debtors may assume and assign or reject all executory contracts and unexpired leases shall be extended for a period of one hundred twenty (120) days after the date the Confirmation Order is vacated.
     If the Effective Date of the Plan does not occur, there can be no assurance that the Chapter 11 Cases will continue rather than be converted into Chapter 7 liquidation cases or that any alternative plan or plans of reorganization would be on terms as favorable to the Holders of Claims against any of the Debtors as the terms of the Plan. If a liquidation or protracted reorganization of the Debtors’ Estates were to occur, there is a substantial risk that the Debtors’ going concern value would be eroded to the detriment of all stakeholders.
B.	Other Risk Factors.
1.	Variances from Projections May Affect Ability to Pay Obligations.
     The Debtors have prepared the projected financial information contained in this Disclosure Statement relating to the Reorganized Debtors, including the pro forma financial statements attached as Exhibit D to this Disclosure Statement, in connection with the development of the Plan and in order to present the anticipated effects of the Plan and the transactions contemplated thereby. The Projections are intended to illustrate the estimated effects of the Plan and certain related transactions on the results of operations, cash flow and financial position of the Reorganized Debtors for the periods indicated. The Projections are qualified by the introductory paragraphs thereto and the accompanying assumptions, and must be read in conjunction with such introductory paragraphs and assumptions, which constitute an integral part of the Projections. The Projections are based upon a variety of assumptions as set forth therein, and the Reorganized Debtors’ future operating results are subject to and likely to be affected by a number of factors, including significant business, economic and competitive uncertainties, many of which are beyond the control of the Reorganized Debtors. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of the Reorganized Debtors’ operations. Accordingly, actual results may vary materially from those shown in the Projections, which may adversely affect the ability of the Reorganized Debtors to pay the obligations owing to certain Holders of Claims entitled to distributions under the Plan and other indebtedness incurred after confirmation of the Plan.
     Management believes that the industries in which the Reorganized Debtors will be operating are volatile due to numerous factors, all of which make accurate forecasting very difficult. Although it is not possible to predict all risks associated with the Projections and their underlying assumptions, there are some risks which management is presently able to identify. The Projections assume that all aspects of the Plan will be successfully implemented on the terms set forth in this Disclosure Statement and that the publicity associated with the bankruptcy proceeding contemplated by the Plan will not adversely affect the Reorganized Debtors’ operating results. There can be no assurance that these two assumptions are accurate, and the failure of the Plan to be successfully implemented, or adverse publicity, could have a materially detrimental effect on the Reorganized Debtors’ businesses, results of operations and financial condition.
     Moreover, the Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Rather, the Projections were developed in connection with the planning, negotiation and development of the Plan. The Reorganized Debtors do not undertake any obligation to update or otherwise revise the Projections to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. In management’s view, however, the Projections were prepared on a reasonable basis and represent a reasonable view of the expected future financial performance of the Reorganized Debtors after the Effective Date. Nevertheless, the Projections should not be regarded as a representation, guaranty or other assurance by the Debtors, Reorganized NEI, the Reorganized Debtors or any other person that the Projections will be achieved and holders are therefore cautioned not to place undue reliance on the projected financial information contained in this Disclosure Statement.
2.	Extent of Leverage May Limit Ability to Obtain Additional Financing for Operations.
     Although the Plan will result in the elimination of approximately $227 million of indebtedness, the Reorganized Debtors will continue to have a significant amount of indebtedness.
     Such levels of indebtedness may limit the ability of the Reorganized Debtors to refinance, obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes. Such levels of indebtedness may also limit the ability of the Reorganized Debtors to adjust to changing market conditions and to withstand competitive pressures, possibly leaving the Reorganized Debtors vulnerable in a downturn in general economic conditions or in their businesses or unable to carry out capital spending that is important to their growth and productivity improvement programs.
3.	The Debtors May Have Insufficient Liquidity to Successfully Operate Their Businesses.
     The Debtors expect to incur significant costs as a result of the Chapter 11 Cases. The Debtors are currently financing their operations during their reorganization using cash on hand and cash generated by operations which constitutes cash collateral pursuant to, and in accordance with, the Final DIP Order which was agreed to by the Debtors’ secured lenders and approved by the Bankruptcy Court. In the event that the Debtors lose their authority to use cash collateral and do not have sufficient liquidity to fund their operations such that they need to obtain additional financing, there can be no assurance as to the Debtors’ ability to obtain sufficient financing on acceptable terms or at all. The challenges of obtaining financing, if necessary, would be exacerbated by adverse conditions in the general economy and the volatility and tightness in the financial and credit markets. These conditions and the pendency of these Chapter 11 Cases would make it more difficult for the Debtors to obtain financing.

4.	Assumptions Regarding Value of the Debtors’ Assets May Prove Incorrect.
     It has been generally assumed in the preparation of the Projections that the historical book value of the Debtors’ assets approximates those assets’ fair value, except for specific adjustments. For financial reporting purposes, the fair value of the Debtors’ assets must be determined as of the Effective Date. This determination will be based on an independent valuation. Although the Debtors do not presently expect this valuation to result in values that are materially greater or less than the values assumed in the preparation of the Projections, the Debtors can make no assurances with respect thereto.
5.	Historical Financial Information May Not Be Comparable.
     As a result of the consummation of the Plan and the transactions contemplated thereby, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.
6.	Market and Business Risks May Adversely Affect Business Performance.
     In the normal course of business, the Debtors are subject to certain types of risks and variables, which the Debtors anticipate may materially affect their business performance following the Effective Date.10 For example, a few large customers generate a significant amount of the Debtors’ net sales. The loss of one or more of these large customers, therefore, could adversely affect the Debtors’ net sales. The Debtors do not generally have long-term contracts with their customers and they also do not own the patterns used to produce industrial castings. As a result, customers could switch to other suppliers at any time. Moreover, certain of the Debtors’ largest industrial customers, particularly in the heavy-duty truck market, are experiencing financial challenges due to the current economic environment. The loss of any of the Debtors’ major customers could adversely affect their net sales, financial condition and results of operations.
7.	Business, Financial Condition and Results of Operations Could be Negatively Impacted by the Loss of Customers and Suppliers.
     Difficulties of providing services while attempting to reorganize the Debtors’ business in bankruptcy may make it more difficult to maintain and promote services and attract customers to the Debtors’ services and to keep the Debtors’ suppliers. The Debtors’ suppliers, vendors, and service providers may require stricter terms and conditions. The loss of any of the Debtors’ customers or suppliers during the pendency of the Chapter 11 Cases could have an adverse effect on the Debtors’ business, financial condition and results of operations. In addition, the Debtors may experience other adverse effects, including, without limitation, a loss of confidence by current and prospective suppliers. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect the Debtors’ businesses, financial condition and results of operations.

[10]	See also NEI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, attached hereto as Exhibit F and the additional “Risk Factors” contained therein.

8.	Business Could Suffer From the Loss of Key Personnel.
     Among the Debtors’ most valuable assets are their highly skilled employees who have the ability to leave the Debtors and so deprive the Debtors of valuable skills and knowledge that contribute substantially to their business operations. Although the Debtors have tried to maintain the confidence and dedication of their personnel through the pendency of the Chapter 11 Cases, the Debtors cannot be sure that they will ultimately be able to do so and, if not, that they will be able to replace such personnel with comparable personnel. In addition, the Debtors cannot be sure that such key personnel will not leave after consummation of the Plan and emergence from Chapter 11. Further attrition may hinder the Debtors’ ability to operate efficiently, which could have a material adverse effect on their results of operations and financial condition. In addition, so long as the Chapter 11 Cases continue, the Debtors’ senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations.
9.	Adverse Publicity in Connection with the Chapter 11 Cases or Otherwise Could Negatively Affect Business.
     Adverse publicity or news coverage relating to the Debtors, including, but not limited to, publicity or news coverage in connection with the Chapter 11 Cases, may negatively impact the Debtors’ efforts to establish and promote name recognition and a positive image after emergence from the Chapter 11 Cases.
10.	Pursuit of Litigation by the Parties in Interest Could Disrupt Confirmation of the Plan and Could Have Material Adverse Effects on the Debtors’ Business and Financial Condition.
     There can be no assurance that any parties in interest will not pursue litigation strategies to enforce any claims against the Debtors. Litigation is by its nature uncertain and there can be no assurance of the ultimate resolution of such claims. Any litigation may be expensive, lengthy, and disruptive to the Debtors’ normal business operations and the Plan confirmation process, and a resolution of any such litigation that is unfavorable to the Debtors could have a material adverse effect on the Plan confirmation process or their respective business, results of operations, financial condition, liquidity or cash flow.
11.	The Debtors May Have an Inability to Take Advantage of Business Opportunities During the Chapter 11 Cases Without Bankruptcy Court Approval.
     Prior to the Effective Date of the Plan, transactions outside the ordinary course of business will be subject to the prior approval of the Bankruptcy Court, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. In addition, the Bankruptcy Code limits the Debtors’ ability to incur additional indebtedness, make investments, sell assets, consolidate, merge or sell or otherwise dispose of all or substantially all of the Debtors’ assets or grant liens. These restrictions may place the Debtors at a competitive disadvantage. The Debtors may be unable to continue to grow their businesses through acquisitions and restrictions on the Debtors’ ability to pursue other business strategies, unless the Debtors obtain Bankruptcy Court approval for those transactions.
12.	Other Firms in the Industry May Have a Competitive Advantage.
     The markets in which the Debtors compete are highly competitive and are expected to remain so. The foundry industry overall has excess capacity, which exerts downward pressure on prices of the Debtors’ products. The Debtors may be unable to maintain or improve their competitive position in the markets in which they compete. Although quality of product, range of capability, level of service and reliability of delivery are important factors in selecting foundry suppliers, the Debtors are also forced to compete on price. The Debtors compete with numerous domestic and some foreign foundries. Although the Debtors’ castings are manufactured from ductile and gray iron, they also compete in industrial markets with several manufacturers whose products are made with other materials, such as steel or aluminum. Industry consolidation over the past 20 years has significantly reduced the number of foundries operating in the United States. While such consolidation has translated into greater market share for the remaining foundries, some of these remaining foundries have significantly greater financial resources than do the Debtors and may be better able to sustain periods of decreased demand or increased pricing pressure. At the same time, the prices of products imported from foreign foundries, particularly from China, India, Mexico and South America, are generally lower than the prices the Debtors charge to their customers. Countervailing duties and/or anti-dumping orders on imports currently apply to China, Brazil, Mexico and Canada, and any reduction thereof could increase foreign competition. Furthermore, despite the reduction in the number of domestic operating foundries, total production capacity continues to exceed demand. Any of these factors could impede the Debtors’ ability to remain competitive in the markets in which they operate.
C.	Risks to Creditors Who Will Receive Securities.
     The ultimate recoveries under the Plan to Holders of Claims in Classes 4 and 6 that receive shares of New Common Stock, Holders of Claims in Class 6 that receive the New Warrants, and Holders of Claims in Class 4 that receive New Secured Notes pursuant to the Plan will depend on the realizable value of these securities. The securities to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below. Prior to voting on the Plan, each Holder of a Claim in Classes 4 and 6 should carefully consider the risk factors specified or referred to above and below, as well as all of the information contained in the Plan.
1.	Lack of Established Market for the Securities May Adversely Affect Liquidity.
     There can be no assurance that an active market for the New Secured Notes, New Common Stock, or New Warrants will develop, nor can any assurance be given as to the prices at which such securities might be traded.
     None of the New Secured Notes, New Common Stock, or New Warrants to be issued under the Plan has been registered under the Securities Act of 1933 (as amended, together with the rules and regulations promulgated thereunder, the “Securities Act”), any state securities laws or the laws of any other jurisdiction. Absent such registration, the New Secured Notes, New Common Stock, and New Warrants may be offered or sold only in transactions that are not subject to or that are exempt from the registration requirements of the Securities Act and other applicable securities laws. As explained in more detail in Article XII of this Disclosure Statement (“Certain Federal, State and Foreign Securities Law Considerations”), most recipients of New Secured Notes, New Common Stock, and New Warrants will be able to resell such securities without registration pursuant to the exemption provided by Section 4(1) of the Securities Act.
2.	Value of the New Common Stock May be Diluted.
     The issuance of additional shares of New Common Stock, including upon exercise of the New Warrants or pursuant to any options granted under the Management Equity Incentive Plan, or any security convertible into or exchange for shares of New Common Stock, in the future would dilute the ownership percentage represented by the shares of New Common Stock to be issued pursuant to the Plan.
3.	Lack of Dividends on Securities May Adversely Affect Liquidity.
     The Debtors do not anticipate that cash dividends or other distributions will be made by Reorganized NEI with respect to the New Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized NEI or the Reorganized Debtors will be a party, including the New Secured Notes Indenture, may restrict the ability of Reorganized NEI or the Reorganized Debtors to pay dividends and make certain other payments. Further, such restrictions on dividends may have an adverse impact on the market demand for New Common Stock as certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the securities issued pursuant to the Plan.
4.	The New Common Stock is Subordinate to Existing and Future Indebtedness of Reorganized NEI.
     The New Common Stock is an equity interest in Reorganized NEI and does not constitute indebtedness. As such, the New Common Stock will rank junior to all indebtedness of Reorganized NEI, including the guarantee of the New Secured Notes by Reorganized NEI, and to other non-equity claims against Reorganized NEI and its assets available to satisfy claims against Reorganized NEI, including in the event of a liquidation of Reorganized NEI. Furthermore, the rights of Reorganized NEI to participate in a distribution of assets upon the liquidation or reorganization of any of its subsidiaries is subject to the prior claims of that subsidiary’s creditors, including the holders of the New Secured Notes and holders of that subsidiary’s preferred stock, if any.
XI. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN
     The following discussion is a summary of certain U.S. federal income tax aspects of the Plan, is for general information purposes only, and should not be relied upon for purposes of determining the specific tax consequences of the Plan with respect to a particular Holder of a

Claim or Interest. This discussion does not purport to be a complete analysis or listing of all potential tax considerations.
     This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), existing and proposed Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions. Legislative, judicial, or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the U.S. federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the U.S. federal income tax consequences of the Plan.
     No ruling has been requested or obtained from the Internal Revenue Service (the “IRS”) with respect to any tax aspects of the Plan and no opinion of counsel has been sought or obtained with respect thereto. No representations or assurances are being made to the Holders of Claims or Interests with respect to the U.S. federal income tax consequences described herein.
* * * *
     Any discussion of U.S. federal tax issues set forth in this Disclosure Statement was written solely in connection with the confirmation of the Plan to which the transactions described in this Disclosure Statement are ancillary. Such discussion is not intended or written to be legal or tax advice to any person and is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each Holder of a Claim or Interest should seek advice based on its particular circumstances from an independent tax advisor.
* * * *
A.	Federal Income Tax Consequences to the Debtors.
1.	Cancellation of Indebtedness Income.
     A debtor generally must recognize income from the cancellation of debt (“COD Income”) to the extent that its debt is discharged for consideration less than the amount of such debt. For these purposes, consideration includes the amount of cash and the fair market value of property, including stock of the debtor. COD Income is not required to be recognized, however, if the debtor is under the jurisdiction of a bankruptcy court in a case under chapter 11 and the discharge is granted, or is effected pursuant to a plan approved, by the court (the “Bankruptcy Exception”). Instead, the debtor is required to reduce certain of its tax attributes by the amount of COD Income, generally in the following order: net operating losses (“NOLs”), general business and minimum tax credit carryforwards, net capital losses and capital loss carryforwards, the basis of the debtor’s assets, and finally, foreign tax credit tax carryforwards (collectively, “Tax Attributes”). Generally, the reduction in the tax basis of assets cannot exceed the excess of the total tax bases of the debtor’s property held immediately after the debt discharge over the total liabilities of the debtor immediately after the discharge (the “Floor Rule”). A debtor may elect first to apply the reduction to the basis of the debtor’s depreciable assets, with any remaining balance applied to the debtor’s other Tax Attributes in the order stated above. The Floor Rule does not apply if this election is made.

     Special rules apply to COD Income realized by a debtor corporation that is a member of a group filing a consolidated federal income tax return (the “Consolidated Attribute Reduction Rules”). The Consolidated Attribute Reduction Rules generally provide that the Tax Attributes attributable to the debtor member are the first to be reduced. For this purpose, Tax Attributes attributable to the debtor member include consolidated Tax Attributes (such as consolidated NOLs) that are attributable to the debtor member, and also include the basis of property of the debtor (including subsidiary stock), all of which are reduced in the order described above. To the extent that the COD Income of the debtor member exceeds the Tax Attributes attributable to it, the consolidated Tax Attributes attributable to other members of the consolidated group (including the portion of the consolidated NOL attributable to other members, but not including the basis of property of other members) must be reduced. In the case of a consolidated group with multiple debtor members, each debtor member’s Tax Attributes must be reduced before such member’s COD Income can reduce the Tax Attributes attributable to other members of the consolidated group. In addition, to the extent that the debtor corporation is required to reduce its basis in the stock of another group member, the lower-tier member also must reduce its Tax Attributes, including the consolidated Tax Attributes attributable to that lower-tier member. Any required attribute reduction takes place after the consolidated group has determined its taxable income, and any U.S. federal income tax liability, for the taxable year in which the COD Income is realized.
     The Company expects to realize substantial COD Income as a result of the implementation of the Plan. The precise amount of COD Income will depend on, among other things, the fair market value of the New Common Stock, which cannot be known with certainty until after the Effective Date. Assuming, however, that the New Common Stock is valued consistently with the valuation assumption utilized in Article VIII of this Disclosure Statement, the Company estimates that it will realize COD Income between approximately $110 million and $160 million for U.S. federal income tax purposes. Pursuant to the Bankruptcy Exception, this COD Income will not be recognized as taxable income, but the Debtor that realizes the COD Income will have to reduce its Tax Attributes after calculating the tax for the taxable year of discharge. The Company does not expect to make the elections described above to reduce depreciable property first.
     It is expected that most of the COD Income realized under the Plan will be attributable to Neenah. Under the Consolidated Attribute Reduction Rules described above, Neenah will first reduce its Tax Attributes starting with the consolidated NOLs attributable to it. Any COD Income in excess of the amount of NOLs attributable to it will then be applied primarily against its tax basis in assets, including stock in subsidiary corporations. As provided in the Consolidated Attribute Reduction Rules, a basis reduction in the stock of a subsidiary corporation will require such subsidiary corporation to reduce its Tax Attributes in the amount by which the parent corporation reduced its stock basis in that subsidiary corporation, subject to certain limitations. As a result of the application of these rules, it is currently expected that all or a substantial portion of the Company’s NOLs will be eliminated and therefore will not be available to offset income of the group in future periods. Further, it is expected that a significant portion of the group’s tax basis in depreciable assets and possibly even a portion of its basis in current assets such as accounts receivable and inventory will be reduced, thereby resulting in the group having to pay U.S. federal income taxes sooner and in a greater amount than if its Tax Attributes were not required to be reduced under the foregoing rules.

2.	Annual Section 382 Limitation on Use of NOLs and “Built-In” Losses and Deductions.
(a)	Overview of Section 382
     As of September 30, 2009, the Company had approximately $67 million of consolidated NOLs. In addition, the Company expects to generate additional consolidated NOLs in fiscal year 2010. The amount of such consolidated NOLs remains subject to adjustment by the IRS. As a general rule, an NOL incurred by a debtor during a taxable year can be carried back and deducted from its taxable income generated within the two preceding taxable years (five preceding taxable years in the case of qualifying NOLs generated in 2008 and 2009) and the remainder can be carried forward and deducted from the debtor’s taxable income over the 20 succeeding taxable years.
     Section 382 of the IRC contains certain rules limiting the ability of corporations to utilize NOLs when there has been an “ownership change” (the “Annual Section 382 Limitation”). An “ownership change” generally is defined as a more than 50 percentage point change in ownership of the value of the stock of a “loss corporation” (a corporation with NOLs) that takes place during the three-year period ending on the date on which such change in ownership is tested.
     As a general rule, the Annual Section 382 Limitation equals the product of the value of the stock of the loss corporation (with certain adjustments) immediately before the ownership change and the applicable “long-term tax-exempt rate,” a rate published monthly by the Treasury Department (4.03% for ownership changes that occur during May 2010). Any unused portion of the Annual Section 382 Limitation generally is available for use in subsequent years. If a loss corporation does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the corporation’s Annual Section 382 Limitation is zero. The Annual Section 382 Limitation is increased in the case of a corporation that has net unrealized built-in gains (“NUBIG”), i.e., gains economically accrued but unrecognized at the time of the ownership change, in excess of a threshold amount. Such a corporation can use NOLs in excess of its Annual Section 382 Limitation to the extent that it realizes those NUBIGs for U.S. federal income tax purposes in the five years following the ownership change. For purposes of determining the Annual Section 382 Limitation for a consolidated tax group, the determination as to whether the group has a NUBIG generally is made on a consolidated basis (i.e., by netting the built-in losses and built-in gains of all members of the group).
     In addition to limiting a corporation’s ability to use NOLs, the Annual Section 382 Limitation may also apply to certain losses or deductions which are “built-in” as of the date of the ownership change and that are subsequently recognized. If a loss corporation has a net-unrealized built-in loss (“NUBIL”) at the time of the ownership change, then any built-in losses or deductions (which for this purpose includes a portion of the depreciation or amortization of depreciable or amortizable assets that have a built-in loss) that are recognized during the following five years (up to the amount of the original built-in loss) generally will be subject to the Annual Section 382 Limitation.

     The Debtors have not conclusively determined whether they will have a NUBIG or NUBIL as of the Effective Date.
     Section 382(l)(5) of the IRC provides an exception to the application of the Annual Section 382 Limitation when a corporation is under the jurisdiction of a court in a Title 11 case (the “382(l)(5) Bankruptcy Exception”). The 382(l)(5) Bankruptcy Exception provides that where an ownership change occurs pursuant to a bankruptcy reorganization or similar proceeding, the Annual Section 382 Limitation will not apply if the pre-change shareholders and/or “qualified creditors” (as defined by applicable Treasury Regulations) own at least 50 percent of the stock of the reorganized corporation immediately after the ownership change. However, under the 382(l)(5) Bankruptcy Exception, a corporation’s pre-change losses and excess credits that may be carried over to a post-change year must be reduced to the extent attributable to any interest paid or accrued on certain debt converted to stock in the reorganization. In addition, if the 382(l)(5) Bankruptcy Exception applies, a second ownership change of the corporation within a two-year period will cause the corporation to forfeit all of its unused NOLs that were incurred prior to the date of the second ownership change. If a corporation qualifies for the 382(l)(5) Bankruptcy Exception, the use of its NOLs will be governed by that exception unless the corporation affirmatively elects for the provisions not to apply.
     If a corporation in bankruptcy is not eligible for the 382(l)(5) Bankruptcy Exception or elects out of that provision, a special rule under Section 382(l)(6) of the IRC will apply in calculating the Annual Section 382 Limitation. Under this special rule, the Annual Section 382 Limitation will be calculated by reference to the lesser of the value of the corporation’s stock (with certain adjustments) immediately after the ownership change (as opposed to immediately before the ownership change, as discussed above) or the value of the debtor’s assets (determined without regard to liabilities) immediately before the ownership change.
     The Company expects it will undergo an ownership change as a result of the implementation of the Plan. Even if the Company qualified for the Section 382(l)(5) Bankruptcy Exception, its usefulness would be limited by the rule described above relating to the reduction for interest paid or accrued on certain debt converted into stock in the reorganization. Accordingly, if the Company actually qualifies for the 382(l)(5) Bankruptcy Exception, it is expected it will elect out of that provision and rely on Section 382(l)(6). If the Company relies on Section 382(l)(6), the use by the Company of any NOLs remaining after the reduction of its Tax Attributes, and if the Company is in a NUBIL position, certain realized losses and deductions as discussed above, will be subject to the Annual Section 382 Limitation following confirmation of the Plan, calculated under the special rule of Section 382(l)(6) of the IRC described above. This Annual Section 382 Limitation may cause the Company to recognize income subject to U.S. federal income taxation, even if the Company has NOLs it may use in subsequent years. Further, the benefit of using any available NOLs may be limited due to the need to offset the effect of required attribute reduction to assets of the group as described above.
3.	Alternative Minimum Tax.
     In general, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income (“AMTI”) each year at a 20% rate to the extent such tax exceeds the corporation’s regular U.S. federal income tax for such year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. For example, even though for regular tax purposes a corporation might otherwise be able to offset all of its taxable income by NOL carryovers from prior years, only 90% of a corporation’s AMTI may be offset by available alternative tax NOL carryforwards. Any AMT tax that a corporation pays is generally allowed as a nonrefundable credit against its regular U.S. federal income tax liability in future taxable years to the extent that the corporation is no longer subject to AMT.
B.	Federal Income Tax Consequences to Holders of Claims and Interests.
     The U.S. federal income tax consequences of the transactions contemplated by the Plan to Holders of Claims or Interests that are United States Persons will depend upon a number of factors. For purposes of the following discussion, a “United States Person” is any person or entity (1) who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes, (2) that is a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof, (3) that is an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) that is a trust (a) the administration over which a United States person can exercise primary supervision and all of the substantial decisions of which one or more United States persons have the authority to control; or (b) that has validly elected under applicable Treasury Regulations to continue to be treated as a United States Person for U.S. federal income tax purposes. In the case of a partnership, the U.S. federal income tax treatment of its partners will depend on the status of the partner and the activities of the partnership. United States Persons who are partners in a partnership should consult their tax advisors. A “Non-United States Person” is any person or entity (other than a partnership) that is not a United States Person. For purposes of the following discussion and unless otherwise noted below, the term “Holder” shall mean a United States Person that is a beneficial owner of a Claim or Interest. The general U.S. federal income tax consequences to Holders of Claims or Interests that are Non-United States Persons are discussed below under Section XI.B.7 of this Disclosure Statement.
     The U.S. federal income tax consequences to Holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for thereby will depend upon, among other things, (1) the manner in which a Holder acquired a Claim; (2) the length of time the Claim has been held; (3) whether the Claim was acquired at a discount; (4) whether the Holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years; (5) whether the Holder has previously included in income accrued but unpaid interest with respect to the Claim; (6) the method of tax accounting of the Holder; and (7) whether the Claim is an installment obligation for U.S. federal income tax purposes. Certain Holders of Claims or Interests (such as foreign persons, S corporations, regulated investment companies, insurance companies, financial institutions, small business investment companies, broker-dealers and tax-exempt organizations) may be subject to special rules not addressed in this summary. There also may be state, local, and/or foreign income or other tax considerations or U.S. federal estate and gift tax considerations applicable to Holders of Claims or Interests, which are not addressed herein. EACH HOLDER OF A CLAIM OR INTEREST AFFECTED BY THE PLAN IS STRONGLY

URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN AND IN THE PLAN.
1.	General.
     A Holder who receives cash or other consideration (including, without limitation, New Common Stock) in satisfaction of its Claims may recognize ordinary income or loss to the extent that any portion of such consideration is characterized as accrued interest. A Holder who did not previously include in income accrued but unpaid interest attributable to its Claim, and who receives a distribution on account of its Claim pursuant to the Plan, will be treated as having received interest income to the extent that any consideration received is characterized for U.S. federal income tax purposes as interest, regardless of whether such Holder realizes an overall gain or loss as a result of surrendering its Claim. A Holder who previously included in its income accrued but unpaid interest attributable to its Claim should recognize an ordinary loss to the extent that such accrued but unpaid interest is not satisfied, regardless of whether such Holder realizes an overall gain or loss as a result of the distribution it may receive under the Plan on account of its Claim. The manner in which consideration is to be allocated between accrued interest and principal for these purposes is unclear under present law. In accordance with the terms of the Plan, the Debtors will allocate for U.S. federal income tax purposes the consideration paid under the Plan with respect to a Claim, first to the principal amount of such Claim as determined for U.S. federal income tax purposes and then to accrued interest, if any, with respect to such Claim. Accordingly, in cases where a Holder receives less than the principal amount of its Claim, Debtors will allocate the full amount of consideration transferred to such Holder to the principal amount of such obligation and to take the position that no amount of the consideration to be received by such Holder is attributable to accrued interest. There is no assurance that such allocation will be respected by the IRS for U.S. federal income tax purposes. Each Holder is urged to consult its tax advisor with respect to the allocation of amounts received between the principal and interest portions of its Claim.
     If not otherwise so required, a Holder who receives New Common Stock in exchange for its Claim will be required to treat gain recognized on a subsequent sale or other taxable disposition of the New Common Stock as ordinary income to the extent of (i) any bad debt deductions taken with respect to the Claim and any ordinary loss deductions incurred upon satisfaction of the Claim, less any income (other than interest income) recognized by the Holder upon satisfaction of its Claim, and (ii) any amounts which would have been included in a Holder’s gross income if the Holder’s Claim had been satisfied in full, but which was not included in income because of the application of the cash method of accounting.
     Subject to the foregoing rules relating to accrued interest and the discussion at “Market Discount” below, gain or loss recognized for U.S. federal income tax purposes as a result of the consummation of the Plan by Holders of Claims or Interests who hold their Claims or Interests as capital assets generally will be treated as a gain or loss from the sale or exchange of such capital asset. Capital gain or loss will be long-term if the Claim or Interest was held by the Holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate Holder only to offset capital gains, and by an individual Holder only to the extent of capital gains plus $3,000 of other income.

2.	Holders of Claims in Class 4 (Secured Notes Claims).
     A Holder of a Class 4 Claim (Secured Notes Claims) will realize gain or loss for U.S. federal income tax purposes on the exchange of its Secured Notes Claim for New Common Stock and New Secured Notes equal to the difference between (i) the adjusted tax basis in the Secured Notes Claim surrendered in the exchange, determined immediately prior to the Effective Date, and (ii) the sum of (A) the “issue price” of the New Secured Notes and (B) the fair market value of the New Common Stock it receives in the exchange. The “issue price” of the New Secured Notes is generally expected to equal the principal amount thereof if neither the Secured Notes nor the New Secured Notes are treated as “publicly traded” or their fair market value on the Effective Date if either the Secured Notes or the New Secured Notes are treated as “publicly traded.” For these purposes, a debt instrument generally is treated as “publicly traded” if, at any time during the 60 day period ending 30 days after the issue date, (i) the debt is listed on a national securities exchange or quoted on an interdealer quotation system sponsored by a national securities association, (ii) it appears on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers or traders or actual prices (including rates, yields or other pricing information) of recent sales transactions or (iii) if, in certain circumstances, price quotations are readily available from dealers, brokers or traders.
     The Debtors intend to take the position that the New Common Stock received by a Holder of a Secured Notes Claim is actually transferred by Neenah and that the New Secured Notes do not constitute “securities” for U.S. federal income tax purposes. Under this position, the exchange of a Secured Notes Claim for New Common Stock and New Secured Notes will be a taxable transaction. In such a case, (i) the Holder of such a Claim will be required to recognize gain or loss equal to the full amount of its gain or loss realized on the exchange, (ii) the Holder of a Secured Notes Claim will have an initial tax basis in the New Secured Notes it receives in exchange for its Secured Notes Claim equal to the issue price of such New Secured Notes and will have an initial tax basis in the New Common Stock it receives in such exchange equal to the fair market value of such stock and (iii) the holding period in the New Secured Notes and New Common Stock a Holder of a Secured Notes Claim receives in the exchange will commence on the day after the Effective Date.
     The IRS could, however, challenge this position. If the IRS were successful, Holders may not be entitled to recognize loss on the exchange, and may be required to recognize a portion of any gain recognized on the exchange.
     Qualified stated interest (as defined below) on the New Secured Notes will be taxable to a United States Person as ordinary income at the time it is paid or accrued in accordance with such United States Person’s method of accounting for U.S. federal income tax purposes.
     The New Secured Notes will be treated as issued with original issue discount (“OID”) equal to the excess of their “stated redemption price at maturity” over their “issue price” (as described above). The stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than “qualified stated interest” payments. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. Because a portion of the interest on the New Secured Notes is payable in kind, such portion of the stated interest on the New Secured Notes will not be qualified stated interest (and thus will be treated as OID). A United States Person generally must include OID in gross income as it accrues, in advance of the receipt of cash attributable to that income, regardless of such United States Person’s method of accounting for U.S. federal income tax purposes.
     The amount of OID required to be included in gross income by a United States Person in a taxable year is the sum of the daily portions of OID with respect to the New Secured Notes for each day during the taxable year on which the United States Person is the beneficial owner of the New Secured Notes. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to the New Secured Notes may be of any length and may vary in length over the term of the New Secured Notes as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the New Secured Notes occurs on either the first or final day of an accrual period.
     The amount of OID that accrues on the New Secured Notes during an accrual period is equal to the excess, if any, of (i) the product of the New Secured Notes’ “adjusted issue price” at the beginning of the accrual period and the New Secured Notes’ yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the sum of the amounts payable as qualified stated interest on the New Secured Notes during the accrual period.
     The adjusted issue price of the New Secured Notes at the beginning of any accrual period is their issue price, increased by the amount of accrued OID for each prior accrual period and decreased by the amount of any payments previously made that were not qualified stated interest payments. The yield to maturity on the New Secured Notes is the discount rate that, when used in computing the present value of all payments to be made on the New Secured Notes, produces an amount equal to the issue price of the New Secured Notes.
     The rules regarding OID are complex. Accordingly, United States Persons should consult their own tax advisors regarding their application.
3.	Holders of Claims in Class 5 (General Unsecured Claims).
     A Holder of a General Unsecured Claim that receives cash pursuant to the Plan will realize and recognize gain or loss for U.S. federal income tax purposes as a result of the consummation of the Plan equal to the difference between (i) its adjusted tax basis in its General Unsecured Claims, determined immediately prior to the Effective Date, and (ii) the amount of cash it receives.
4.	Holders of Claims in Class 6 (Subordinated Notes Claims).
     A Holder of a Subordinated Notes Claim will realize gain or loss for U.S. federal income tax purposes on the exchange of its Claim for New Common Stock and/or New Warrants equal to the difference between (i) the adjusted tax basis in the Claim surrendered in the exchange, determined immediately prior to the Effective Date, and (ii) the fair market value of the New Common Stock and/or New Warrants it receives in the exchange.
     The Debtors intend to take the position that the New Common Stock and/or New Warrants received by a Holder of a Subordinated Notes Claim is actually transferred by Neenah. Under this position, the exchange of a Subordinated Notes Claim for New Common Stock and/or New Warrants will be a taxable transaction. In such a case, (i) the Holder of such a Claim will be required to recognize gain or loss equal to the full amount of its gain or loss realized on the exchange, (ii) the Holder of a Subordinated Notes Claim will have an initial tax basis in any New Common Stock and New Warrants it receives in exchange for its Subordinated Notes Claim equal to the respective fair market values of the New Common Stock and New Warrants on the date received and (iii) the holding period in the property a Holder of such a Claim receives in the exchange will commence on the day after the Effective Date.
     A Holder of New Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the exercise of its New Warrants received pursuant to the Plan. The Holder’s adjusted tax basis in the New Common Stock acquired through exercise of the New Warrants will equal the sum of the exercise price and the Holder’s adjusted tax basis in the New Warrants, determined as described above. The Holder’s holding period in the New Common Stock acquired through exercise of the New Warrants will generally begin on the exercise date.
     A Holder of New Warrants will generally recognize gain or loss for U.S. federal income tax purposes on the sale of its New Warrants received pursuant to the Plan in an amount equal to the difference between the amount realized on the sale and the Holder’s adjusted tax basis in the New Warrants, determined as described above. Gain or loss will be capital if the New Warrants are capital assets in the Holder’s hands. If the Holder’s holding period in the New Warrants, determined as described above, is more than one year, such gain or loss will be long-term capital gain or loss.
     A Holder that allows its New Warrants received pursuant to the Plan to expire will generally recognize loss for federal income tax purposes to the extent of the Holder’s adjusted tax basis in the New Warrants, determined as described above.
5.	Market Discount.
     The market discount provisions of the IRC may apply to Holders of certain Claims. In general, a debt obligation acquired by a Holder in the secondary market is a “market discount bond” as to that Holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its adjusted issue price) exceeds, by more than a statutory de minimis amount, the tax basis of the debt obligation in the Holder’s hands immediately after its acquisition. If a Holder has accrued market discount with respect to its Claims and such Holder realizes gain upon the exchange of its Claims for property pursuant to the Plan, such Holder may be required to include as ordinary income the amount of such accrued market discount to the extent of such realized gain. Holders who have accrued market discount with respect to their claims should consult their tax advisors as to the application of the market discount rules to them in view of their particular circumstances.

6.	Non-United States Persons.
     A Non-United States Person who is a Holder of a Claim generally will not be subject to U.S. federal income tax with respect to property (including money) received in exchange for such Claim pursuant to the Plan, unless (i) such Holder is engaged in a trade or business in the United States to which income, gain or loss from the exchange is “effectively connected” for U.S. federal income tax purposes, or (ii) if such Holder is an individual, such Holder is present in the United States for 183 days or more during the taxable year of the exchange and certain other requirements are met.
7.	Information Reporting and Backup Withholding.
     Certain payments, including the payments with respect to Claims pursuant to the Plan, may be subject to information reporting by the payor (the relevant Debtor) to the IRS. Moreover, such reportable payments may be subject to backup withholding (currently at a rate of 28%) under certain circumstances. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Holder’s U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a U.S. federal income tax return).
C.	Importance of Obtaining Professional Tax Assistance.
     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.
D.	Reservation of Rights.
     This Article XI is subject to change (possibly substantially) based on subsequent changes to other provisions of the Plan. The Debtors and their advisors reserve the right to further modify, revise or supplement this Article XI and the other tax-related provisions of the Plan up to ten (10) days prior to the date by which objections to Confirmation of the Plan must be filed and served.
XII. CERTAIN FEDERAL AND STATE SECURITIES LAW CONSIDERATIONS
A.	Exemption From Registration Requirements.
     Upon consummation of the Plan, the Debtors will rely on Section 1145 of the Bankruptcy Code to exempt the issuance of the New Secured Notes, the New Common Stock, and the New Warrants from the registration requirements of the Securities Act and of any state securities or

“blue sky” laws. Section 1145 of the Bankruptcy Code exempts from registration the offer or sale of securities of the debtor or a successor to a debtor under a Chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, the debtor or a successor to the debtor under the Plan. The Debtors believe that Reorganized NEI is a successor to NEI under the Plan for purposes of Section 1145 of the Bankruptcy Code and that the issuance of the New Secured Notes, the New Common Stock, and the New Warrants under the Plan satisfies the requirements of Section 1145 and is therefore exempt from the registration requirements of the Securities Act and state securities laws.
B.	Subsequent Transfers of Securities.
     In general, recipients of the New Secured Notes, the New Common Stock, and the New Warrants will be able to resell the New Secured Notes, the New Common Stock, and the New Warrants without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by Section 4(1) of the Securities Act, unless the holder of such notes, stock, or warrants is an “underwriter” within the meaning of Section 1145(b) of the Bankruptcy Code. In addition, the New Secured Notes, the New Common Stock, and the New Warrants generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of the New Secured Notes, the New Common Stock, and the New Warrants issued under the Plan are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.
     Section 1145(b) of the Bankruptcy Code defines “underwriter” as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for such claim, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (d) is an “issuer” of the relevant security, as such term is used in Section 2(11) of the Securities Act. Under Section 2(11) of the Securities Act, an “issuer” includes any “affiliate” of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with the issuer.
     To the extent that a recipient of New Secured Notes, New Common Stock, or New Warrants under the Plan is deemed to be an “underwriter,” the resale of New Secured Notes, New Common Stock, or New Warrants by such person would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable laws. Persons deemed to be underwriters may, however, be permitted to sell such New Secured Notes, New Common Stock, New Warrants, or other securities without registration pursuant to the provisions of Rule 144 under the Securities Act. This rule permits the public resale of securities received by “underwriters” if current information regarding the issuer is publicly available and if certain volume limitations and other conditions are met.
     GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER WITH RESPECT TO THE NEW SECURED NOTES, THE NEW COMMON STOCK, OR THE NEW WARRANTS, THE

DEBTORS MAKE NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE NEW SECURED NOTES, THE NEW COMMON STOCK, OR THE NEW WARRANTS ISSUED UNDER THE PLAN. THE DEBTORS RECOMMEND THAT HOLDERS OF CLAIMS OR INTERESTS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES WITHOUT REGISTRATION UNDER THE SECURITIES ACT.
XIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN
     If the Plan is not confirmed, the alternatives include (a) continuation of the Chapter 11 Cases and formulation of an alternative plan or plans of reorganization or (b) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code. Each of these possibilities is discussed in turn below.
A.	Continuation of the Chapter 11 Cases.
     If the Debtors remain in Chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors in Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could continue as viable going concerns in protracted Chapter 11 Cases. The Debtors could have difficulty operating with the high costs, operating financing and the eroding confidence of their customers and trade vendors, if the Debtors remained in Chapter 11. If the Debtors were able to obtain financing and continue as a viable going concern, the Debtors (or other parties in interest) could ultimately propose another plan or attempt to liquidate the Debtors under Chapter 7 or Chapter 11. Such plans might involve either a reorganization and continuation of the Debtors’ businesses, or an orderly liquidation of their assets, or a combination of both.
B.	Liquidation Under Chapter 7 or Chapter 11.
     If the Plan is not confirmed, the Debtors’ Chapter 11 Cases could be converted to liquidation cases under Chapter 7 of the Bankruptcy Code. In Chapter 7 case, a trustee would be appointed to promptly liquidate the assets of the Debtors.
     The Debtors believe that in a liquidation under Chapter 7, before creditors received any distributions, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustee, along with an increase in expenses associated with an increase in the number of unsecured claims that would be expected, would cause a substantial diminution in the value of the Estates. The assets available for distribution to creditors and equity holders would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors’ operations and the failure to realize the greater going concern value of the Debtors’ assets. In addition, the Debtors believe that the Liquidation Analysis attached to this Disclosure Statement as Exhibit E is speculative as it is necessarily premised upon assumptions and estimates. As such, the Liquidation Analysis can give no assurance as to the value which would be realized in a Chapter 7 liquidation.

     The Debtors could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, the Debtors’ assets could be sold in a more orderly fashion over a longer period of time than in a liquidation under Chapter 7. Thus, Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values being received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distributions to the Holders of Claims or Interests under a plan of liquidation confirmed in the Chapter 11 Cases probably would be delayed substantially.
XIV. CONCLUSION AND RECOMMENDATION
     The Debtors believe that confirmation of the Plan is preferable to the alternatives described above because it provides the greatest distributions and opportunity for distributions to Holders of Claims against any of the Debtors. In addition, any alternative to confirmation of the Plan could result in extensive delays and increased administrative expenses.
     Accordingly, the Debtors urge all Holders of Claims entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they are received no later than 4:00 p.m., prevailing Eastern Time, on June 16, 2010.

Dated: Wilmington, Delaware April 27, 2010	Respectfully submitted, NEENAH ENTERPRISES, INC. (for itself and on behalf of the other Debtors)
	By:	/s/ Robert E. Ostendorf, Jr.
Robert E. Ostendorf, Jr.
President and Chief Executive Officer

 SIDLEY AUSTIN LLP
 Larry J. Nyhan
 Bojan Guzina
 Kerriann S. Mills
 Jillian K. Ludwig
 One South Dearborn Street
 Chicago, Illinois 60603
 Telephone: (312) 853-7000
 Facsimile: (312) 853-7036
 - and -
 YOUNG CONAWAY STARGATT & TAYLOR, LLP
 Robert S. Brady (No. 2847)
 Edmon L. Morton (No. 3856)
 Donald J. Bowman, Jr. (No. 4383)
 Kenneth J. Enos (No. 4544)
 The Brandywine Building
 1000 West Street, 17th Floor
 P.O. Box 391
 Wilmington, Delaware 19899-0391
 Telephone: (302) 571-6600
 Facsimile: (302) 571-1253
 Counsel to the Debtors and Debtors in Possession

Exhibit A
[Exhibit A is incorporated by reference to Exhibit T3E-2 to Neenah Foundry Company’s Amendment No. 1 to Form T-3 to which this Exhibit T3E-1 is attached.]

Exhibit B
RESTRUCTURING & LOCK-UP AGREEMENT
     This RESTRUCTURING & LOCK-UP AGREEMENT (this “Agreement”), dated as of February 3, 2010, is entered into by and among Neenah Foundry Company (“Neenah”), Neenah Enterprises, Inc. (“NEI”), NFC Castings, Inc. (“NFC” and together with Neenah and NEI, and each of their direct and indirect subsidiaries and their respective successors and assigns, the “Company”), the undersigned beneficial holders (or investment advisors or managers of beneficial holders, and any affiliates thereof) of the Senior Secured Notes (as defined below) (together with their respective successors and permitted assigns, the “Secured Consenting Holders” and each, a “Secured Consenting Holder”), and the undersigned beneficial holders (or investment advisors or managers of beneficial holders, and any affiliates thereof) of the Senior Subordinated Notes (as defined below) (together with their respective successors and permitted assigns, the “Subordinated Consenting Holders”, and together with the Secured Consenting Holders, the “Consenting Holders”). The Company, the Consenting Holders and any subsequent person that becomes a party hereto in accordance with the terms hereof (pursuant to the Joinder attached hereto as Exhibit B) are referred to herein as the “Parties” and individually as a “Party”.
PRELIMINARY STATEMENTS
     As of the date hereof, the Secured Consenting Holders hold, in the aggregate, approximately 55% of the aggregate outstanding principal amount of the 9.5% Senior Secured Notes due 2017 (the “Senior Secured Notes”) issued pursuant to that certain Indenture dated as of December 29, 2006, by and among Neenah, as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as Indenture Trustee, as supplemented on September 30, 2008 (the “Secured Notes Indenture”);
     As of the date hereof, the Subordinated Consenting Holders hold, in the aggregate, 100% of the aggregate outstanding principal amount of the 12.5% Senior Subordinated Notes due 2013 (the “Subordinates Notes”, and together with the Senior Secured Notes, the “Notes”) issued by Neenah;
     The Company and the Consenting Holders have agreed to implement a restructuring and reorganization of the Company pursuant to the terms and conditions set forth in the restructuring term sheet attached hereto as Exhibit A (including the schedules and exhibits attached thereto and the additional schedules and exhibits to be prepared and filed after the date hereof based upon such term sheet, which term sheet is in form and substance acceptable to the Requisite Secured Noteholders (defined below) and the Company, and which may not be materially amended without the written consent of the Company and the Requisite Secured Noteholders; provided, however, that with respect to Tontine (as defined in the Plan Term Sheet), any individual employed by Tontine, or the holders of the Subordinated Notes, any amendment that would result in materially adverse treatment to them requires the written consent of the Company, the Requisite Secured Noteholders and the Subordinated Consenting Holders, the “Plan Term Sheet”) which is expressly incorporated herein and made part of this Agreement. The Plan Term Sheet sets forth the terms and conditions for the Restructuring Transactions (as defined below); however, it is supplemented by the terms and conditions of this Agreement. In the event of any inconsistency between the Plan Term Sheet and this Agreement, this Agreement shall control. The Plan Term Sheet is the product of arm’s length, good faith discussions between the Company and members of an ad hoc committee of holders of the Senior Secured Notes (the “Ad Hoc Committee”) comprising the initial Secured Notes Consenting Holders signatory hereto;
     It is agreed that, subject to the terms of this Agreement, the restructuring transactions contemplated by the Plan Term Sheet (the “Restructuring Transactions”) will be implemented through a plan of reorganization under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the “Bankruptcy Code”), which plan of reorganization shall be consistent in all material respects with the terms of the Plan Term Sheet and shall otherwise be satisfactory to the Requisite Secured Noteholders and the Company (the “Plan”); and
     The Company has agreed to commence voluntary reorganization cases under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement the Plan and effect the Restructuring Transactions.
STATEMENT OF AGREEMENT
     In consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
     Section 1. Certain Definitions. As used in this Agreement, the following terms have the following meanings:
          (a) “Definitive Documents” means the documents implementing, achieving and relating to the Plan and the Plan Term Sheet, including appropriate first day motions, the order of the Bankruptcy Court confirming the Plan, and definitive documentation relating to any debtor-in-possession financing, use of cash collateral, any exit financing, charter, bylaws and other corporate or organizational documents, warrant related agreements, shareholder related agreements, or other related documents, which shall contain terms and conditions consistent in all respects with the Plan Term Sheet and shall otherwise be reasonably satisfactory in all respects to the Company and the Requisite Secured Noteholders, in accordance with Section 6 hereof.
          (b) “Lock-Up Effective Date” means the date upon which this Agreement becomes effective and binding on the Parties in accordance with the provisions of Section 10 hereof.
          (c) “Lock-Up Period” means the period commencing on the Lock-Up Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 4 hereof.
          (d) “Requisite Secured Noteholders” means the Consenting Holders party hereto as of the date of this Agreement.

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     Section 2. Agreements of the Consenting Holders.
          (a) Ownership. Each Consenting Holder represents and warrants that, as of the date hereof, (i) such Consenting Holder (A) is the beneficial owner of the aggregate principal amount of Notes set forth below its name on the signature page hereof and all related claims, rights and causes of action arising out of or in connection with or otherwise relating to such Notes (the “Claims”), and/or (B) has investment or voting discretion with respect to such Notes and Claims (other than ordinary course pledges and/or swaps) with the power and authority to bind the beneficial owner(s) of such Notes and Claims to the terms of this Agreement and (ii) such Consenting Holder has full power and authority to vote on and consent to all matters concerning such Notes and Claims and to exchange, assign and transfer such Notes and Claims.
          (b) Voting. Each Consenting Holder agrees that until this Agreement has been terminated in accordance with Section 4 hereof, and subject to Section 23 hereof, it:
               (i) shall timely vote or cause to be voted its Notes and Claims to accept the Plan following the receipt of a Bankruptcy Court approved disclosure statement that is materially consistent with the Plan and other solicitation materials in respect of the Plan that are acceptable in form and substance to the Requisite Secured Noteholders (collectively, the “Disclosure Statement”); provided, however, that such vote may, upon prior written notice to the Company and the other Parties, be revoked (and, upon such revocation, deemed void ab initio) by any Consenting Holder at any time following the expiration of the Lock-Up Period;
               (ii) shall timely vote or cause to be voted against and not consent to, or otherwise directly or indirectly support, solicit, assist, encourage or participate in the formulation of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Plan Term Sheet or the Plan; and
               (iii) shall not (A) directly or indirectly seek, solicit, support or encourage the termination or modification of the exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action, including but not limited to initiating any legal proceedings or enforcing rights as a holder of the Notes, that could prevent, interfere with, delay or impede the approval of the Disclosure Statement, the solicitation of votes in connection with the Plan (the “Solicitation”) or the implementation or consummation of the Restructuring Transactions as contemplated by the Plan Term Sheet and the Plan, or (B) take any other action that is inconsistent with, or that would delay confirmation or consummation of, the Plan Term Sheet, the Plan or the Restructuring Transactions;
provided, however, that nothing contained herein shall limit: (i) the ability of a Consenting Holder to consult with other Consenting Holders or the Company; (ii) the rights of a Consenting Holder under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including, without limitation, appearing as a party in interest in any matter to be adjudicated to appear and be heard, concerning any matter arising in the Chapter 11 Cases so long as the exercise of such rights, including any such consultation or appearance, is not inconsistent with the Consenting Holder’s obligations hereunder and the terms of the Plan Term Sheet and the Plan; (iii) the ability of a Consenting Holder to sell or enter into any transactions in connection

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with the Notes or any other claims against or interests in the Company, expressly subject to Sections 2(c) and 2(d) hereof, including the prohibition on the Subordinated Consenting Noteholders’ ability to transfer its other claims or equity interests without the express written consent of the Requisite Secured Noteholders; or (iv) the rights of any Secured Consenting Holder under the Secured Notes Indenture or the Subordinated Notes Indenture, as applicable, or constitute a waiver or amendment of any provision of the Secured Notes Indenture or the Subordinated Notes Indenture, as applicable.
          (c) Transfers. Each Consenting Holder agrees that, for the duration of the Lock-Up Period, such Consenting Holder shall not sell, transfer, loan, hypothecate, assign or otherwise dispose of (including by participation), in whole or in part, any of the Notes or any option thereon or any right or interest therein (including the deposit of any Notes into a voting trust or entry into a voting agreement with respect to any such Notes), unless the transferee thereof either (i) is a Consenting Holder or (ii) prior to such transfer, agrees in writing for the benefit of the Parties to become a Consenting Holder and to be bound by all of the terms of this Agreement applicable to Consenting Holders by executing the Joinder attached hereto as Exhibit B (the “Joinder Agreement”) and delivering an executed copy thereof to Stroock & Stroock & Lavan LLP (“Stroock”), as counsel to the Ad Hoc Committee, and Sidley Austin LLP, as counsel to the Company, in which event (a) the transferee shall be deemed to be a Consenting Holder hereunder to the extent of such transferred rights and obligations and (b) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. Each Consenting Holder agrees that any sale, transfer or assignment of any Notes that does not comply with the terms and procedures set forth herein shall be deemed void ab initio, and the Company and each other Consenting Holder shall have the right to enforce the voiding of such transfer. Notwithstanding anything contained herein to the contrary, during the Lock-Up Period, a Consenting Holder may offer, sell or otherwise transfer any or all of its Notes to any entity that, as of the Lock-Up Effective Date was, and as of the date of transfer continues to be, an entity that controls, is controlled by or is under common control with the Consenting Holder and is (or executes a Joinder Agreement under which such entity agrees to become) a Party to this Agreement.
          (d) Additional Claims or Equity Interests. To the extent any Secured Consenting Holder (a) acquires additional Senior Secured Notes, (b) holds or acquires any other claims against the Company entitled to vote on the Plan or (c) holds or acquires any equity interests in the Company entitled to vote on the Plan, then, in each case, each such Secured Consenting Holder agrees that such Senior Secured Notes or other claims or equity interests shall be subject to this Agreement (including Section 2(c) hereof) and that, for the duration of the Lock-Up Period, it shall vote (or cause to be voted) any such additional Senior Secured Notes or other claims or equity interests (in each case, to the extent still held by it or on its behalf at the time of such vote) in a manner consistent with Section 2(b) hereof. Each Subordinated Consenting Holder agrees that, for the duration of the Lock-Up Period, it shall vote any and all of its other claims and equity interests in the Company in a manner consistent with Section 2(b) hereof, and shall not transfer any such claims or equity interests without the express written consent of the Requisite Secured Noteholders.

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     Section 3. Agreements of the Company. The Company hereby agrees that it shall:
          (a) use its best efforts to (i) commence the Chapter 11 Cases (such date, the “Filing Date”) no later than February 3, 2010, and file such “first day” pleadings on the Filing Date that are reasonably satisfactory to the Requisite Secured Noteholders, and obtain debtor-in-possession financing and use of cash collateral on terms that are satisfactory to the Requisite Secured Noteholders; (ii) obtain an interim order approving the Company’s motion for debtor-in-possession financing within three (3) business days of the Filing Date; (iii) obtain a final order approving the Company’s motion for debtor-in-possession financing within forty-five (45) days of the Filing Date; (iv)file the Plan and the Disclosure Statement with the Bankruptcy Court within sixty (60) calendar days of the Filing Date; (v) obtain Bankruptcy Court approval of the Disclosure Statement within ninety (90) calendar days of the Filing Date; (vi) obtain an order of the Bankruptcy Court confirming the Plan within one hundred and fifty (150) calendar days of the Filing Date; and (vii) consummate the Plan and the Restructuring Transactions on or prior to the date that is one hundred and sixty-five (165) calendar days after the Filing Date (the “Effective Date”);
          (b) not assert, or support any assertion by any third party, that, prior to issuing any termination notice pursuant to Section 4 hereof, a Secured Consenting Holder is required to obtain relief from the automatic stay from the Bankruptcy Court (and hereby waives, to the greatest extent possible, the applicability of the automatic stay to the giving of such notice);
          (c) prepare or cause the preparation, as soon as practicable after the date hereof, of each of the Plan, the Disclosure Statement and the other Definitive Documents, each containing terms and conditions materially consistent with the Plan Term Sheet, and to distribute such documents and afford reasonable opportunity of comment and review to the respective legal and financial advisors for the Secured Consenting Holders in advance of any filing thereof;
          (d) shall not (A) directly or indirectly seek, solicit, support or encourage the formulation, preparation, filing or prosecution of any plan, plan proposal, restructuring proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action that could prevent, interfere with, delay or impede the approval of the Disclosure Statement, the Solicitation or the implementation or consummation of the Restructuring Transactions as contemplated by the Plan Term Sheet and the Plan, or (B) take any other action that is inconsistent with, or that would delay confirmation or consummation of, the Plan Term Sheet, the Plan or the Restructuring Transactions;
          (e) provide to the Secured Consenting Holders, Stroock, as counsel to the Ad Hoc Committee and Moelis & Company, as financial advisor to the Ad Hoc Committee (“Moelis”, and together with Stroock, the “Ad Hoc Committee Advisors”), (i) reasonable access (without any material disruption to the conduct of the Company’s business) during normal business hours to the Company’s books, records and facilities, (ii) reasonable access to the respective management and advisors of the Company for the purposes of evaluating the Company’s business plan and participating in the planning process with respect to the Restructuring Transactions, (iii) timely and reasonable responses to all reasonable diligence requests, and (iv) all reasonably available information with respect to all executory contracts and unexpired leases of the Company for the purposes of concluding, in consultation with the

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Company and its advisors, which executory contracts and unexpired leases the Company intends to assume, assume and assign or reject in the Chapter 11 Cases;
          (f) timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of the reasonable fees and expenses of the Ad Hoc Committee Advisors in connection with the Restructuring Transactions; and (A) upon interim approval of the Company’s debtor-in-possession financing facility, the Company shall pay to Stroock and Moelis all reasonable and documented amounts then due and outstanding and (B) to the extent the reasonable fees and expenses of Stroock and Moelis exceed their respective retainers as of the date of confirmation of the Plan and such fees have not been paid through adequate protection payments or otherwise, the terms of the Plan shall provide that the Company shall pay Stroock and Moelis their outstanding fees and expenses pursuant to section 1129(a)(4) of the Bankruptcy Code; and
          (g) The Company shall not file any motion to retain Rothschild Inc. (“Rothschild”) or seek assumption of the Engagement Letter entered into between Rotshschild and the Company on May 22, 2009 (the “Engagement Letter”), on any terms that would provide for compensation to Rothschild in excess of $3.85 million for its fees in the aggregate; provided that the foregoing provision shall not be applicable if any Consenting Secured Holder opposes the Company’s request to retain Rothschild in accordance with the terms of the Engagement Letter but subject to a $3.85 million limit for its fees in the aggregate.
     Section 4. Termination of Agreement.
          (a) This Agreement may be terminated by the Requisite Secured Noteholders in accordance with Section 4(b) hereof if any of the following events (any such event, a “Termination Event”) occur and are not waived in accordance with Section 9 hereof; and by the Subordinated Consenting Holders if a Termination Event occurs and is not waived in accordance with Section 9 hereof, that would result in materially adverse treatment to Tontine, any individual employed by Tontine or the holders of the Subordinated Notes.
               (i) the Company files, propounds or otherwise supports any plan of reorganization or restructuring other than in accordance with the Plan Term Sheet and the Plan;
               (ii) the Plan is modified or replaced such that it (or any such replacement) at any time is not in whole or in part consistent in any material respect with the Plan Term Sheet;
               (iii) the Company withdraws or revokes the Plan Term Sheet or the Plan or publicly announces its intention not to pursue the Plan Term Sheet or the Plan or proposes a reorganization or plan under Chapter 11 of the Bankruptcy Code or other form of restructuring other than the Plan Term Sheet or the Plan;
               (iv) the Company shall have breached any of its obligations, representations, warranties or covenants under this Agreement or failed to satisfy in any respect any of the terms or conditions under this Agreement;

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               (v) any final Definitive Documents, including any modification or amendment thereof, provide for any terms that are not, in whole or in part consistent in any material respect with all or any portion of the Plan Term Sheet or the Plan and are not otherwise reasonably satisfactory in all respects to the Requisite Secured Noteholders;
               (vi) any other document, including any modification or amendment thereof, necessary to implement the Plan Term Sheet, the Plan and the Restructuring Transactions shall not be reasonably acceptable to the Requisite Secured Noteholders in all respects;
               (vii) the Company files any motion or pleading with the Bankruptcy Court that is not consistent in any material respect with this Agreement, the Plan Term Sheet or the Plan;
               (viii) the Bankruptcy Court grants relief that is materially inconsistent with this Agreement or the Plan Term Sheet or the Plan in any respect;
               (ix) an examiner with expanded powers or a trustee shall have been appointed in the Chapter 11 Cases, the Chapter 11 Cases shall have been converted to cases under chapter 7 of the Bankruptcy Code, or the Chapter 11 Cases shall have been dismissed by order of the Bankruptcy Court;
               (x) the Company’s exclusive right to file and/or solicit acceptances of a plan of reorganization is terminated or modified in any respect;
               (xi) the Company commences an action or proceeding (including, without limitation, any avoidance action) affecting the rights or claims of any Consenting Holder;
               (xii) the termination of, or occurrence of an event of default (as defined in the applicable agreement) under any commitment to provide post-petition debtor-in-possession financing or exit financing to the Company, which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the agreement governing such facility;
               (xiii) the termination of, or occurrence of an event of default (as defined in the applicable order or agreement) under, any order or agreement permitting the use of cash collateral or regarding post-petition financing which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the agreement governing such facility;
               (xiv) the terms of any post-petition exit financing, including all documents related thereto, shall not be reasonably acceptable to the Requisite Secured Noteholders; or
               (xv) the Company shall fail to timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of fees and expenses of the Ad Hoc Committee Advisors in connection with the

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Restructuring Transactions, provided that any such obligations due and owing as of the Filing Date may be satisfied upon interim approval of the Company’s debtor-in-possession financing.
          (b) Upon the occurrence of a Termination Event that is not waived in accordance with Section 9, this Agreement shall terminate effective upon three (3) business days prior written notice of termination delivered to the Parties by the Requisite Secured Noteholders who are not then in breach of any of their obligations under this Agreement.
          (c) Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among the Company and the Requisite Secured Noteholders.
          (d) Effect of Termination. Upon the termination of this Agreement in accordance with this Section 4, each Party shall, subject to Section 13 hereof, be immediately released from its commitments, undertakings and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law, the Notes, the Indentures and any ancillary documents or agreements thereto. Upon any such termination of this Agreement, each Consenting Holder may, upon written notice to the Company and the other Parties, revoke its vote or any consents given by such Consenting Holder prior to such termination, whereupon any such vote or consent shall be deemed, for all purposes, to be null and void ab initio and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement. If this Agreement has been terminated in accordance with this Section 4 at a time when permission of the Bankruptcy Court shall be required for a Consenting Holder to change or withdraw (or cause to change or withdraw) its vote to accept the Plan, the Company shall not oppose any attempt by such Consenting Holder to change or withdraw (or cause to change or withdraw) such vote at such time. The Consenting Holders shall have no liability to the Company or to each other in respect of any termination of this Agreement in accordance with the terms of this Section 4.
          (e) Automatic Termination. If not otherwise terminated as set forth herein, this Agreement shall automatically terminate upon the Effective Date.
     Section 5. Good Faith Cooperation; Further Assurances; Acknowledgment. The Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent practicable and subject to the terms hereof) in respect of (a) all matters relating to this Agreement, (b) all matters concerning the implementation of the Plan Term Sheet and the Plan and (c) the pursuit and support of the Restructuring Transactions. Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary to carry out the purposes and intent of this Agreement, including, as applicable, making and filing any required regulatory filings and voting any claims or securities of the Company in favor of the Restructuring Transactions (provided that no Consenting Holder shall be required to incur any expense (other than nominal expenses associated with the performance of its obligations hereunder), liability or other obligation) in connection therewith, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement. This Agreement is

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not, and shall not be deemed, a solicitation for consents to the Plan or a solicitation to tender or exchange of any of the Notes.
     Section 6. Definitive Documents. The Company and each Secured Consenting Holder hereby covenants and agrees (i) to negotiate in good faith the Definitive Documents and (ii) to execute (to the extent such Party is a party thereto) and otherwise support the Definitive Documents. For the avoidance of doubt, the Company and each Secured Consenting Holder agrees to (i) act in good faith and use commercially reasonable efforts to support and complete successfully the Solicitation and the implementation of the Plan Term Sheet and the Plan in accordance with the terms of this Agreement, (ii) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement and (iii) act in good faith and use commercially reasonable efforts to consummate the Restructuring Transactions as contemplated by the Plan Term Sheet, the Plan and this Agreement.
     Section 7. Representations and Warranties. Each Party, severally (and not jointly), represents and warrants to the other Parties that the following statements are true, correct and complete as of the date hereof:
          (a) it is validly existing and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder; and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability, partnership or other similar action on its part;
          (b) the execution, delivery, and performance by such Party of this Agreement does not and shall not (i) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party;
          (c) the execution, delivery, and performance by such Party of this Agreement does not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or governmental authority or regulatory body, except such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and in connection with the Chapter 11 Cases, the Plan and the Disclosure Statement; and
          (d) this Agreement is the legally valid and binding obligation of it, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

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     Section 8. Disclosure; Publicity.
          (a) Within one (1) business day after the execution of this Agreement, and subject to the provisions set forth in Section 8(b) hereof, the Company shall file this Agreement (including the schedules and exhibits hereto) in a Form 8-K with the Securities and Exchange Commission and/or with the Bankruptcy Court, with such redactions as required pursuant to the terms hereof and as may be further requested by any Consenting Holder’s counsel to maintain the confidentiality of the items identified in Section 8(b) hereof, except as otherwise required by law. In the event that the Company fails to make the foregoing disclosures in compliance with the terms specified herein, any Consenting Holder may publicly disclose the foregoing, including, without limitation, this Agreement and all of its exhibits and schedules (subject to any redactions required hereby). The Company hereby waives any claims against the Consenting Holders arising as a result of such disclosure in compliance with this Agreement, and the Consenting Holders shall have no liability to the Company with respect thereto.
          (b) The Company will submit drafts to the Ad Hoc Committee Advisors of all press releases and public documents that constitute the initial disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement prior to making any such disclosure, and shall afford them a reasonable opportunity to comment on such documents and disclosures and shall incorporate any such comments in good faith. Except as required by law or otherwise permitted under the terms of any other agreement between the Company and any Consenting Holder, no Party or its advisors shall (i) use the name of any Consenting Holder in any public manner or (ii) disclose to any person (including, for the avoidance of doubt, any other Consenting Holder), other than advisors to the Company, the principal amount or percentage of any Notes or any other securities of the Company held by any Consenting Holder, in each case without such Consenting Holder’s prior written consent; provided, however, that (i) if such disclosure is required by law or regulation, the disclosing Party shall afford the relevant Consenting Holder a reasonable opportunity to review and comment in advance of such disclosure and shall take all reasonable measures to limit such disclosure and (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of (a) Senior Secured Notes held by the Secured Consenting Holders and (b) Subordinated Notes held by the Subordinated Consenting Holders.
     Section 9. Amendments and Waivers. This Agreement, including any exhibits or schedules hereto, may not be modified, amended or supplemented, and a Termination Event may not be waived, except in a writing signed by the Company and the Requisite Secured Noteholders; provided, however, that this Agreement may not be modified, amended or supplemented, and a Termination Event may not be waived, if with respect to Tontine, any individual employed by Tontine, or the holders of the Subordinated Notes, it would result in materially adverse treatment to them under the Plan or the Plan Term Sheet, except in a writing signed by the Company, the Requisite Secured Noteholders and the Subordinated Consenting Holders; provided, further however, that any modification of, or amendment or supplement to, this Section 9 shall require the written consent of the Company and the Consenting Holders.
     Section 10. Effectiveness. This Agreement shall not become effective and binding on the Parties unless and until counterpart signature pages to this Agreement shall have been executed and delivered by the Company and (i) Secured Consenting Holders holding at least

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55% in aggregate principal amount of the Senior Secured Notes and (ii) Subordinated Consenting Holders holding at least 66-2/3% in aggregate principal amount of the Subordinated Notes (the “Lock-Up Effective Date”); provided, however, that signature pages executed by Consenting Holders shall be delivered to (a) other Consenting Holders in a redacted form that removes such Consenting Holders’ individual holdings of the Notes and (b) the Company and advisors to the Consenting Holders in an unredacted form, and the Company and such advisors agree to treat such holdings information as confidential, and shall not disclose such information to any party unless required by applicable law or legal process.
     Section 11. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT OR PROCEEDING, MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE NONEXCLUSIVE JURISDICTION OF EACH SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, EACH OF THE PARTIES AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.
     Section 12. Specific Performance. It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy, including an order of the Bankruptcy Court requiring any Party to comply promptly with any of its obligations hereunder.
     Section 13. Survival. Notwithstanding the termination of this Agreement pursuant to Section 4 hereof, the agreements and obligations of the Parties in this Section 13 and in Sections 4(d), 8, 11, 15, 17, 20, 21 and 22 hereof shall survive such termination and shall continue in full force and effect for the benefit of the Consenting Holders in accordance with the terms hereof.
     Section 14. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

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     Section 15. Successors and Assigns; Severability; Several Obligations. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives; provided, however, that nothing contained in this Section 15 shall be deemed to permit sales, assignments or transfers of the Notes or claims arising under the Notes other than in accordance with Section 3(c) of this Agreement. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof or the Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     Section 16. No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary hereof.
     Section 17. Prior Negotiations; Entire Agreement. This Agreement, including the exhibits and schedules hereto, including the Plan Term Sheet, constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof, except that the Parties acknowledge that any confidentiality agreements (if any) heretofore executed between the Company and each Consenting Holder shall continue in full force and effect subject to the terms and conditions thereof.
     Section 18. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile signature or otherwise), each of which shall be deemed an original and all of which shall constitute one and the same agreement.
     Section 19. Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, e-mail, courier or by registered or certified mail (return receipt requested) to the addresses and facsimile numbers set forth on the signature pages hereof (or at such other addresses or facsimile numbers as shall be specified by like notice), with a copy to each person identified thereon.
     Section 20. Reservation of Rights. Except as expressly provided otherwise in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Consenting Holder to protect and preserve its rights, remedies and interests, including its claims against the Company. Nothing herein shall be deemed an admission of any kind. If the transactions contemplated herein are not consummated, or this Agreement is terminated for any reason, the Parties hereto fully reserve any and all of their rights. Pursuant to Rule 408 of the Federal Rule of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

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     Section 21. Prevailing Party. If any Party brings an action or proceeding against any other Party based upon a breach by such Party of its obligations hereunder, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable attorneys’, accountants’ and financial advisors fees in connection with such action or proceeding.
     Section 22. Relationship Among Parties. It is understood and agreed that no Secured Consenting Holder has any duty of trust or confidence or fiduciary duty in any kind or form with any other Secured Consenting Holder or other holder of the Senior Secured Notes. In this regard, it is understood and agreed that any Secured Consenting Holder may trade in the Senior Secured Notes or other debt or equity securities of the Company without the consent of the Company or any other Secured Consenting Holder, subject to applicable securities laws and Sections 2(c) and 2(d) of this Agreement; provided, however, that no Secured Consenting Holder shall have any responsibility for any such trading to any other entity by virtue of this Agreement, provided further, however, that pursuant to Section 2(d) of this Agreement, no Subordinated Consenting Holder may trade in the equity securities of the Company without the express written consent of the Requisite Secured Noteholders. No prior history, pattern or practice of sharing confidences among or between the Secured Consenting Holders shall in any way affect or negate this understanding and agreement.
     Section 23. Fiduciary Duties. Notwithstanding anything to the contrary herein, nothing in this Agreement shall prohibit (a) the Company or any directors or officers of the Company (in such person’s capacity as a director or officer of the Company) from taking any action, or refraining from taking any action, to the extent required, in the opinion of counsel, to comply with its or their fiduciary obligations under applicable law, or (b) any Consenting Holder or representative of a Consenting Holder that becomes a member of a statutory committee that may be established in the Chapter 11 Cases from taking any action, or refraining from taking any action, in such person’s capacity as a statutory committee member to the extent required to comply with fiduciary obligations applicable under the Bankruptcy Code; provided however, that nothing in this Agreement shall be construed as requiring any Consenting Holder to serve on any statutory committee in the Chapter 11 Cases. Nothing herein will limit or affect, or give rise to any liability, to the extent required for the discharge of the fiduciary obligations described in this Section 23.
[Signature Pages Follow]

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     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Neenah Foundry Company

By:	/s/ Robert E. Ostendorf, Jr.
Name:	Robert E. Ostendorf, Jr.
Title:	President/CEO

Neenah Enterprises, Inc.

By:	/s/ Robert E. Ostendorf, Jr.
Name:	Robert E. Ostendorf, Jr.
Title:	President/CEO

NFC Castings, Inc.

By:	/s/ Robert E. Ostendorf, Jr.
Name:	Robert E. Ostendorf, Jr.
Title:	President/CEO
Notice Address:
Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957
Attention: Robert E. Ostendorf
                 President and Chief Executive Officer
With a copy to:
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Fax: (212) 728-8111
Attention: Larry J. Nyhan, Esq.
Signature Page to Lock-Up Agreement

CONSENTING HOLDER
By: MacKay Shields LLC, as investment advisor for its advisory accounts

By:	/s/ Matt Philo
Name:	Matt Philo
Title:	Sr. Managing Director
Principal Amount of Senior Secured Notes: $
Notice Address:
MacKay Shields, LLC
9 West 57th Street, 33 Floor
New York, NY 10019
Fax: 212-735-0405
Attention: Steve Wizeman
With a copy to:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen, Esq.
Signature Page to Lock-Up Agreement

GoldenTree Credit Opportunities Master Fund, Ltd.
By: GoldenTree Asset Management, LP

By:	/s/ Karen Weber
Name:	Karen Weber
Title:	Director
Principal Amount of Senior Secured Notes: $
Notice Address:
GoldenTree Credit Opportunities Master Fund, Ltd.
c/o GoldenTree Asset Management, LP
300 Park Avenue, 21st Floor
New York, NY 10022
Fax: 212.847.3429
Attention: Karen Weber, Director
With a copy to:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen, Esq.
Signature Page to Lock-Up Agreement

GoldenTree Capital Opportunities, LP
By: GoldenTree Asset Management, LP

By:	/s/ Karen Weber
Name:	Karen Weber
Title:	Director
Principal Amount of Senior Secured Notes: $
Notice Address:
GoldenTree Capital Opportunities, LP
c/o GoldenTree Asset Management, LP
300 Park Avenue, 21st Floor
New York, NY 10022
Fax: 212.847.3429
Attention: Karen Weber, Director
With a copy to:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen, Esq.
Signature Page to Lock-Up Agreement

GoldenTree Master Master Fund, Ltd.
By: GoldenTree Asset Management, LP

By:	/s/ Karen Weber
Name:	Karen Weber
Title:	Director
Principal Amount of Senior Secured Notes: $
Notice Address:
GoldenTree Master Fund, Ltd.
c/o GoldenTree Asset Management, LP
300 Park Avenue, 21st Floor
New York, NY 10022
Fax: 212.847.3429
Attention: Karen Weber, Director
With a copy to:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen, Esq.
Signature Page to Lock-Up Agreement

TONTINE CAPITAL PARTNERS, L.P.,
as holder of the Subordinated Notes and the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Title:	Managing Member of General Partner (Tontine Capital Management, LLC)

Principal Amount of Subordinated Notes: $

TONTINE CAPITAL OVERSEAS MASTER FUND, L.P.,
as holder of the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Title:	Managing Member of General Partner (Tontine Capital Overseas GP, LLC)

TONTINE CAPITAL OVERSEAS MASTER FUND II, L.P.,
as holder of the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Title:	Managing Member of General Partner (Tontine Asset Associates, LLC)
Notice Address:
55 Railroad Avenue
Greenwich, CT 06830
Fax: (203) 769-2010
Attention: Jeffrey L. Gendell
With a copy to:
Barack Ferrazzano Kirschbaum & Nagelberg
200 West Madison Street
Chicago, IL 60606
Fax: (312) 984-3150
Attention: Sarah M. Bernstein

EXHIBIT A TO RESTRUCTURING & LOCK-UP AGREEMENT
NEENAH FOUNDRY COMPANY
Plan Term Sheet
This restructuring term sheet (“Term Sheet”), which is Exhibit A to the Restructuring & Lock-Up Agreement, dated as of February 3, 2010 (the “Restructuring Agreement”), presents the material terms of a proposed restructuring of the Company through a conforming plan of reorganization under chapter 11 of the Bankruptcy Code. The implementation of the restructuring terms reflected herein and all definitive documentation (including, without limitation, all “first day” motions filed in the impending chapter 11 cases) in connection with the restructuring transaction are subject to the agreements and consents reflected in the Restructuring Agreement.
This term sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408 and any other rule of similar import. Until publicly disclosed in accordance with the terms of the Restructuring Agreement, this term sheet and the information contained herein shall remain strictly confidential and may not be shared with any person other than Neenah Foundry Company (“Neenah” and together with Neenah Enterprises, Inc. and each of their direct and indirect subsidiaries, the “Company”), the ad hoc committee (the “Ad Hoc Committee”) of holders of the 9.5% Senior Secured Notes due 2017 (the “Senior Secured Notes”) issued pursuant to that certain indenture dated as of December 29, 2006, by and among Neenah, as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as indenture trustee (the “Senior Secured Notes Indenture Trustee”), as supplemented on September 30, 2008 (the “Secured Notes Indenture”), the ABL Lenders (defined below), the holders of the 12.5% Senior Subordinated Notes due 2013 (the “Subordinated Notes”), and such parties’ respective advisors.
THIS TERM SHEET DOES NOT CONSTITUTE AN OFFER OR A LEGALLY BINDING OBLIGATION OF THE COMPANY, THE AD HOC COMMITTEE OR ANY OTHER PARTY, NOR DOES IT CONSTITUTE AN OFFER OF SECURITIES OR A SOLICITATION OF THE ACCEPTANCE OR REJECTION OF A CHAPTER 11 PLAN FOR PURPOSES OF SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE.

Transaction Summary:	Subject to the terms of this Term Sheet and the Restructuring Agreement, the Company shall restructure its capital structure through a chapter 11 plan of reorganization, the material terms and conditions of which are set forth in this Term Sheet and the Restructuring Agreement and which shall otherwise be satisfactory to the Ad Hoc Committee (the “Plan”).[1] The Company’s current intention is to file voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of the Bankruptcy Code for Neenah, Neenah Enterprises, Inc. (“NEI”), and each of their domestic direct and indirect subsidiaries (collectively, the “Debtors”) in the United States Bankruptcy Court for the District of Delaware on approximately February 3, 2010 (the “Petition Date”). Other material deadlines for the Chapter 11 Cases are outlined in Section 3 of the Restructuring Agreement, and are incorporated by reference herein.

As described in more detail below, pursuant to the Plan: (a) the lenders (the “ABL Lenders”) under the prepetition revolving ABL credit facility (the “ABL

[1]	All matters requiring the consent or approval of the Ad Hoc Committee hereunder shall mean the prior written consent of the Requisite Secured Noteholders (as defined in the Restructuring Agreement).

Credit Facility”) shall be paid in full in cash or reinstated on such terms that are satisfactory to the ABL Lenders and the Ad Hoc Committee, (b) holders of the Senior Secured Notes shall receive their pro rata share of (i) $50 million in principal amount of the New Secured Notes (defined below), and (ii) 97% of the new common stock of the reorganized Company (the “New Common Stock”) outstanding as of the effective date of the Plan (the “Effective Date”), (c) holders of General Unsecured Claims (defined below) shall not be impaired under the Plan and shall either be reinstated or paid in full in cash on the Effective Date and (d) holders of the Subordinated Notes (defined below) shall receive their pro rata share of 3% of the New Common Stock outstanding as of the Effective Date and the Warrants (defined below). All existing equity interests in NEI will be canceled.
DIP Financing / First Day Motions:

DIP & Exit Financing:	Debtor-in-possession financing (the “DIP Financing”) shall be provided by: (a) members of the Ad Hoc Committee (the “Term DIP Lenders”), in the amount of $50 million, the terms and conditions of which shall be consistent with the commitment letter and detailed term sheet for the DIP Financing in the form attached hereto as Exhibit 1 and which shall be acceptable to the Ad Hoc Committee (the “Term DIP Financing Commitment”) and (b) the ABL Lenders (the “Revolving DIP Lenders”, and together with the Term DIP Lenders, the “DIP Lenders”), in the amount of $90 million, the terms and conditions of which are set forth in that certain Amended and Restated Loan and Security Agreement dated February ___, 2010 and shall be acceptable to the Ad Hoc Committee and the ABL Lenders (the “Revolving DIP Financing Commitment”, and together with the Term DIP Financing Commitment, the “DIP Financing Commitments”).

As adequate protection for the use of the collateral (including cash collateral) securing the ABL Credit Facility and the Senior Secured Notes, respectively, during the Chapter 11 Cases, (A) the ABL Lenders shall receive (i) periodic cash payments pursuant to section 361 of the Bankruptcy Code equivalent to (y) current payment of interest at the non-default rate and (z) professional fees and expenses for one lead counsel, one local counsel, one financial advisor, (ii) replacement liens, and (iii) a superpriority administrative expense claim to the extent of any diminution in the value of the collateral securing the ABL Credit Facility and (B) the holders of the Senior Secured Notes shall receive (i) periodic cash payments pursuant to section 361 of the Bankruptcy Code in an amount equivalent to the professional fees and expenses of Stroock& Stroock & Lavan LLP, Richards, Layton & Finger LLP, and Moelis & Company, (ii) replacement liens, and (iii) a superpriority administrative expense claim to the extent of any diminution in the value of the collateral securing the ABL Credit Facility, and such other adequate protection in form and substance acceptable to the ABL Lenders and the Ad Hoc Committee.

The DIP Financing and use of cash collateral shall otherwise be on terms acceptable to the Ad Hoc Committee and the Debtors.

On the Effective Date, at the Debtors’ election and subject to (i) the satisfaction

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or waiver of the terms and conditions to the effectiveness of the Plan and (ii) the Debtors’ compliance with the terms of the DIP Financing Commitment (including payment of the fees set forth in the DIP Financing Commitment) and the Restructuring Agreement, the full $50 million of outstanding obligations or unused commitments under the DIP Financing shall convert into a new term loan (the “New Term Loan”), the terms of which shall be (i) negotiated during the Chapter 11 Cases and (ii) acceptable to the Ad Hoc Committee.

First Day Motions:	Draft copies of all “first day” pleadings, motions and proposed forms of orders shall be provided sufficiently in advance of commencement of the Chapter 11 Cases to the Ad Hoc Committee and its professionals, and the relief sought in all first day motions and proposed forms of orders shall be reasonably acceptable to the Ad Hoc Committee.

In addition to customary “first day” motions, the Debtors shall file a “first day” motion seeking authority, in their discretion, to pay certain prepetition amounts due to critical vendors, up to an aggregate of $9 million. The Debtors shall also seek authority, in their discretion, to pay amounts owing to non-critical vendors who delivered goods to the Debtors within twenty days of the Petition Date who otherwise would be granted an administrative expense claim pursuant to section 503(b)(9) of the Bankruptcy Code, up to an aggregate of $1 million. Such motions shall be in form and substance reasonably acceptable to the Ad Hoc Committee and the Debtors.
Classification and Treatment of Claims and Interests:

DIP Financing:	On the Effective Date, at the Debtors’ election and subject to the satisfaction or waiver of the terms and conditions to the effectiveness of the Plan, all outstanding obligations under the Term DIP Financing shall convert into the New Term Loan. Any unused commitments under the Term DIP Financing will be available to be drawn by the reorganized Company under the New Term Loan. If the outstanding obligations under the Term DIP Financing are not converted into the New Term Loan, such obligations shall be paid in full in cash on the Effective Date.

On the Effective Date, subject to the satisfaction or waiver of the terms and conditions to the effectiveness of the Plan, the Revolving DIP Financing shall be paid in full in cash.

Administrative Expense Claims:	Each holder of an Allowed[2] Administrative Expense Claim (as defined below) shall receive cash equal to the full amount of its claim on the later to occur of: (i) the Effective Date, (ii) the date upon which the Administrative Expense Claim becomes an Allowed claim, (iii) in the ordinary course of business as such claim becomes due, or (iv) such other date as may be agreed upon between the holder of such Allowed Administrative Expense Claim and the Debtors.

“Administrative Expense Claims” shall include, among other things: (i) Allowed

[2]	“Allowed” shall mean any claim that is determined to be an allowed claim in the Chapter 11 Cases in accordance with section 502 and/or section 506 of the Bankruptcy Code.

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claims for reasonable fees and expenses of professionals retained in the Chapter 11 Cases with the approval of the Bankruptcy Court; (ii) all reasonable and documented fees and expenses incurred by the Ad Hoc Committee and its advisors, in each case pursuant to the terms of their respective pre-petition engagement letters, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (iii) claims for out-of-pocket expenses incurred by the members of the Ad Hoc Committee in connection with the restructuring; and (iv) Allowed claims against the Company arising under section 503(b) of the Bankruptcy Code.

Senior Secured Notes Indenture Trustee Claims:	On the Effective Date, the Company shall pay all reasonable and documented fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee under the Senior Secured Notes Indenture, in the performance of its duties and as provided under the Senior Secured Notes Indenture (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals) prior to the Effective Date (to the extent not paid as of such date); provided, however, that such fees, costs and expenses are reimbursable under the terms of the Senior Secured Notes Indenture. The Company shall also pay all reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee after the Effective Date in connection with the distributions required pursuant to the Plan or the implementation of any provisions of the Plan (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals).

Priority Tax Claims:	All holders of Allowed claims against the Company under section 507(a)(8) of the Bankruptcy Code (collectively, the “Priority Tax Claims”) shall be treated in accordance with section 1129(a)(9)(C) of the Bankruptcy Code and shall not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Priority Non-Tax Claims:	All holders of Allowed claims against the Company under section 507(a) of the Bankruptcy Code other than Administrative Expense Claims or Priority Tax Claims shall not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Prepetition ABL Credit Facility Claims:	Upon the Effective Date, all holders of Allowed claims arising under the prepetition ABL Credit Facility (collectively, the “Prepetition ABL Credit Facility Claims”) shall (a) be paid in full in cash and therefore not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote, or (b) be reinstated on such terms that are satisfactory to the Ad Hoc Committee and the ABL Lenders.

Other Secured Claims:	All holders of Allowed secured claims, other than Prepetition ABL Credit Facility Claims and Senior Secured Note Claims (as defined below), if any, shall not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Senior Secured Note Claims:	Upon the Effective Date, all holders of Allowed Claims arising under the prepetition Senior Secured Notes (the “Senior Secured Note Claims”) shall receive their pro rata share of (i) 97% of the New Common Stock outstanding as of the Effective Date (subject to dilution by any equity awards under a new

4

management incentive plan to be adopted by the new Board of Directors following the Effective Date (the “Management Incentive Plan”) and the issuance of the Warrants (as defined below) and (ii) $50 million in principal amount of new senior secured notes (the “New Secured Notes”) to be issued by the reorganized Company. A summary of the material terms of the New Secured Notes is set forth in Annex A hereto. The terms of the New Secured Notes shall be satisfactory to the Ad Hoc Committee and the Company.

Subordinated Note Claims:	On the Effective Date, the holders of claims arising under the Subordinated Notes (the “Subordinated Note Claims”) shall receive (a) their pro rata share of (i) 3% of the New Common Stock outstanding as of the Effective Date, (ii) warrants (the “Series A Warrants”) to acquire 5% of the New Common Stock (calculated based on the outstanding New Common Stock as of the Effective Date (without giving effect to any exercise of the Warrants) and subject to dilution by any equity awards under the Management Incentive Plan and any subsequent issuances of shares of New Common Stock), exercisable for cash, with an exercise price established at an amount per share based on $ [TBD___] million[3] of reorganized equity value as of the Effective Date, and (iii) warrants (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”) to acquire 5% of the New Common Stock (calculated based on the outstanding New Common Stock as of the Effective Date (without giving effect to any exercise of the Warrants) and subject to dilution by any equity awards under the Management Incentive Plan and any subsequent issuances of shares of New Common Stock), exercisable for cash, with an exercise price established at an amount per share based on $[TBD___]million[4] of reorganized equity value as of the Effective Date and (b) the reasonable fees and expenses of legal counsel capped at $55,000.

The Warrants shall expire upon the earlier to occur of the following (the “Expiration Date”): (A) the consummation of a Liquidity Event (defined below) or (B) (i) in the case of the Series A Warrants, 5 years from the Effective Date, or (iii) in the case of the Series B Warrants, 7 years from the Effective Date. After the Expiration Date, the Series A Warrants and Series B Warrants, as applicable, will become void.

The term “Liquidity Event” shall mean (i) any direct or indirect sale or other transfer, in one or a series of related transactions (including without limitation, any merger or consolidation) of all or substantially all of the property and assets of the Company and its subsidiaries, (ii) any merger, consolidation or sale of stock to which the Company is a party and which the holders of the voting securities of the Company immediately prior thereto own less than a majority of the outstanding voting securities of the surviving entity immediately following such transaction, or (iii) the consummation of an underwritten public offering of

[3]	AMOUNT IS INTENDED TO REFLECT A PAR PLUS ACCRUED RECOVERY THROUGH THE PETITION DATE TO HOLDERS OF SENIOR SECURED NOTES ON ACCOUNT OF THEIR EQUITY DISTRIBUTION AS OF THE EFFECTIVE DATE.

[4]	AMOUNT IS INTENDED TO REFLECT IMPUTED EQUITY VALUE ASSUMING A TEV OF $500 MILLION AS OF THE EFFECTIVE DATE.

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more than 20% of the shares of common stock by the Company.

The Warrants shall contain structural anti-dilution protection only (stock splits, stock dividends, or combinations), but no economic anti-dilution protections (such as anti-dilution protection with respect to new issuances of capital stock of the Company (including options, warrants or convertible securities)). The terms of the Warrants shall otherwise be acceptable to the Ad Hoc Committee.

General Unsecured Claims:	On the Effective Date, holders of Allowed general unsecured claims (“General Unsecured Claims”) shall (in the Debtors’ discretion, with prior approval from the Ad Hoc Committee) either have their General Unsecured Claims reinstated or receive payment of 100% of such claims in cash.

Intercompany Claims:	On the Effective Date, at the Ad Hoc Committee’s option, all Intercompany Claims shall either be (i) reinstated, in full or in part, or (ii) discharged and extinguished, in full or in part; provided, however, that prior to such discharge and extinguishment such Intercompany Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Ad Hoc Committee.

Section 510(b) Claims:	No holder of a claim against the Company that is described in section 510(b) of the Bankruptcy Code (collectively, the “Section 510(b) Claims”) shall receive a distribution on account of such claim and shall be extinguished. Holders of Section 510(b) Claims (in such capacity) shall be impaired, deemed to have rejected the Plan and not entitled to vote.

Equity:	No holder of any other equity interests in NEI shall receive a distribution under the Plan on account of such interests. All equity interests in NEI shall be extinguished on the Effective Date. Holders of such equity interests shall be impaired, deemed to have rejected the Plan and not entitled to vote.

Effective as of the date hereof, Tontine (as defined below), as a holder of equity interests in NEI, shall be prohibited from selling its equity interests in NEI from the date hereof through the Effective Date, absent written consent from the Requisite Secured Noteholders (as defined in the Restructuring Agreement).
Other Principal Terms of Plan:

Executory Contracts:	Prior to the Effective Date, the Company shall file a list of unexpired leases and executory contracts to be assumed or rejected, which list shall be acceptable to the Ad Hoc Committee.

Releases and Exculpation:	The Company and each party listed below shall be released of any and all claims or causes of action, known or unknown, relating to any pre-Effective Date acts or omissions, by and among the following: (1) all former and current officers and directors of the Debtors, (2) the pre-petition agent under the ABL Credit Facility, (3) the ABL Lenders, (4) Senior Secured Notes Indenture Trustee, (5) DIP Lenders, (6) each holder of Senior Secured Notes, (7) Tontine Capital Partners, L.P. and its managed accounts and affiliated funds (“Tontine”) and (8) officers,

6

directors, members, affiliates, employees, agents, attorneys, accountants, financial advisors of the Company and each of the foregoing parties listed in items 1 through 7.

Conditions to Confirmation / Effectiveness:	The Plan shall contain conditions to confirmation and effectiveness that are satisfactory to the Ad Hoc Committee and agreed upon by the Company, as may be set forth in the Restructuring Agreement, including, without limitation: (a) the Plan has been confirmed by order of the Bankruptcy Court, in form and substance acceptable to the Ad Hoc Committee and the Debtors, (b) the Restructuring Agreement has not been terminated; (c) no stay of the confirmation order is in effect; (d) all definitive documentation necessary to implement the Plan shall be in form and substance acceptable to the Ad Hoc Committee and the Company and shall have been executed.; and (e) the aggregate amount of fees (including monthly fees or success/transaction fees) payable to Rothschild pursuant to its engagement letter, dated May 22, 2009, and any amendment or modification thereto (the “Engagement Letter”) to the extent an order is entered in the Bankruptcy Court authorizing the retention of Rothschild on behalf of the Company (an “Engagement Order”), shall not exceed $3.85 million in the aggregate; provided that the foregoing provision shall not be applicable if any Consenting Secured Holder opposes the Company’s request to retain Rothschild in accordance with the terms of the Engagement Letter but subject to a $3.85 million limit for its fees in the aggregate.

Management Incentive Plan & Other Compensation Plans:	A long-term Management Incentive Plan will be adopted by the new Board of Directors. The Company shall not implement or adopt any new compensation programs for its employees without the written consent of the Ad Hoc Committee.

Board of Directors:	The Board of Directors of the reorganized Debtors will consist of 5 members (or such other number as determined by the Ad Hoc Committee) selected by the Ad Hoc Committee.

Restructuring Transactions:	The restructuring transactions in connection with the Plan shall be in form and substance acceptable to the Ad Hoc Committee and the Company. Such restructuring transactions may include: (i) causing any or all of the Debtors or the direct or indirect subsidiaries of the Debtors, as reorganized on the Effective Date (the “Reorganized Debtor Subsidiaries”) to be liquidated or merged into one or more of the other Reorganized Debtor Subsidiaries or any other subsidiaries of the Debtors, dissolved or reincorporated in a different jurisdiction, (ii) forming such new entities as may be advisable in connection with or in furtherance of the restructuring, (iii) causing the transfer of assets between or among the Reorganized Debtor Subsidiaries, (iv) causing any or all of the amended organizational documents of any of the Reorganized Debtor Subsidiaries to be implemented, effected or executed and/or (v) engaging in any other transaction in furtherance of the Plan. Any such transactions may be effective as of the Effective Date pursuant to the confirmation order without any further action by the stockholders, members, general or limited partners, or directors of any of the Debtors, the debtors-in-possession or the Reorganized Debtors. In addition, the restructuring transactions under the Plan may be amended, altered or modified in

7

a manner that is favorable to the reorganized Debtors and the members of the Ad Hoc Committee from a tax perspective.

Corporate Governance:	Upon the Effective Date, the Company shall be a private company and the New Common Stock shall not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange. Reporting obligations applicable to the holders of New Common Stock are set forth in the Shareholder Agreement.

The New Common Stock and Warrants issued under the Plan shall be exempt from registration under section 1145 of the Bankruptcy Code. The Company, upon emergence, shall not be a SEC reporting company.

The New Common Stock and Warrants will be subject to restrictions on transfer to prevent the Reorganized Debtors from becoming a “reporting company” under the Securities Exchange Act of 1934, as amended. Specifically, the amended and restated certificate of incorporation of the Reorganized Debtors, the Warrant and any shareholders’ agreement shall provide that any transfer, or series of related transfers, of New Common Stock or Warrants that (i) will result in the Company having more than 300 record holders of New Common Stock (assuming the exercise of all then outstanding Warrants) or otherwise require registration of the New Common Stock with the Securities and Exchange Commission under the Exchange Act or (ii) the new Board of Directors reasonably determines in good faith would, if effected, result in the Company having more than 300 record holders of New Common Stock or that no registration is required, or (iii) otherwise violates the terms of the amended and restated certificate of incorporation, will be prohibited and any such purported transfer or series of transfers will be void and will not be recognized by the Company. The amended and restated certificate of incorporation of the Reorganized Debtors as well as all other organizational documents of the Reorganized Debtors shall be in form and substance acceptable to the Debtors and the Ad Hoc Committee.

Prior to the Effective Date, the Company will engage a qualified institution acceptable to the Ad Hoc Committee to serve as transfer agent for the New Common Stock and all transfers of the New Common Stock and the Warrants shall be made through and recognized by such transfer agent to be effective.

On the Effective Date, the Debtors and certain holders of the New Common Stock shall enter into a shareholder agreement (“Shareholder Agreement”) in form and substance acceptable to the Ad Hoc Committee and the Subordinated Consenting Holders (as defined in the Restructuring Agreement).

On the Effective Date, the Debtors, the Ad Hoc Committee and any parties that may be entitled to receive any of the Warrants shall enter into (i) an appropriate warrant purchase agreement, to be in form and substance satisfactory to the Debtors and the Ad Hoc Committee and (ii) the Shareholder Agreement.

On and after the Effective Date, upon request to the Company and the Ad Hoc Committee, the Subordinated Consenting Holders may receive copies of any financial reports provided to the members of the Ad Hoc Committee, as holders

8

of the New Common Stock.

All other corporate governance matters shall be satisfactory to the Ad Hoc Committee.

Professional Expenses:	Reasonable and documented fees and expenses of the Ad Hoc Committee shall be paid in full in cash on the Effective Date to the extent not otherwise paid, either as adequate protection or otherwise, during the Chapter 11 Cases.

Amendments:	Neither this Term Sheet nor the Plan may be amended without the prior written consent of the Ad Hoc Committee, the Term DIP Lenders and the Company; provided, however, that with respect to Tontine, any individual employed by Tontine and the holders of the Subordinated Notes, the Plan and this Term Sheet shall not be amended in a manner that would result in materially adverse treatment to them without the prior written consent of the Ad Hoc Committee, the Term DIP Lenders, the Company and Tontine.

9

ANNEX A TO PLAN TERM SHEET
Summary of Certain Terms of New Secured Notes

Principal Amount:	$50 million.

Issuer:	[TBD]

Security:	Second priority lien on PP&E and third priority lien on working capital.

Guarantees:	Guaranteed on a senior secured basis by the Issuer’s direct and indirect parent (if any) and all of the Issuer’s domestic direct and indirect subsidiaries.

Interest:	15% (10% of which shall be payable in kind from the first anniversary of the Effective Date until the earlier of (i) the Company achieving a Total Debt to EBITDA ratio of 4.0x or less or (ii) 18 months following the Effective Date).

Covenants:	Affirmative and negative covenants (possibly including financial covenants) standard for debt instruments of this kind and that are satisfactory to the Ad Hoc Committee.

Maturity Date:	4 years from the Effective Date.

Financial Reporting:	Subject to the execution of an appropriate confidentiality agreement, the holders of the New Secured Notes shall be entitled to receive, at a minimum: (1) within 90 days of the end of each fiscal year, audited financial statements certified by a national accounting firm and prepared in accordance with GAAP and a Management’s Discussion and Analysis (the “MD&A”) of Financial Condition with respect to such financial statements, which MD&A is substantially similar to that which would be included in an Annual Report on Form 10-K; (2) within 45 days of the end of each of the first three fiscal quarters, condensed consolidated financial statements of the Company for such quarter and the comparable period of the prior year prepared in accordance with GAAP and an MD&A of Financial Condition with respect to such financial statements substantially similar to that which would be included in a Quarterly Report on Form 10-Q; and (3) upon request of the holders of the New Secured Notes from time to time, a brief description of the nature of the business of the Company and its products and services. The Company may, in the discretion of the new Board of Directors, elect to conduct quarter-end and/or year-end earnings calls following the delivery of the financial statements and MD&A.

10

EXHIBIT 1 TO PLAN TERM SHEET
DIP FINANCING TERM SHEET

11

Execution Copy
ANNEX I

SUPER-PRIORITY SECURED
DEBTOR-IN-POSSESSION CREDIT FACILITY
Summary of Terms and Conditions
Reference is made to (i) that certain Amended and Restated Loan and Security Agreement, dated December 29, 2006 (as amended, modified or supplemented from time to time prior to the date of the Term Loan DIP Commitment Letter (as defined below), the “Prepetition Revolving Loan Agreement”), by and among Neenah Foundry Company, a Wisconsin corporation (the “Borrower”), certain subsidiaries of the Borrower identified on the signature pages thereto, the financial institutions from time to time party thereto as lenders (the “Prepetition Revolving Lenders”), and Bank of America, N.A., individually as a Prepetition Revolving Lender and as administrative agent (in such capacity, the “Prepetition Revolving Lender Agent”) for itself and the other Prepetition Revolving Lenders (with the loans outstanding under the Prepetition Revolving Loan Agreement as of the Petition Date (as defined below) being referred to as the “Prepetition Revolving Loans”), and (ii) those certain 9 1/2% Senior Secured Notes due 2017 (the “Prepetition Senior Notes”) issued to the holders thereof (the “Prepetition Senior Noteholders”) under that certain Indenture, dated as of December 29, 2006 (as amended or supplemented prior to the date of the Term Loan DIP Commitment Letter, the “Prepetition Senior Indenture”), among the Borrower, as issuer, the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (in such capacity, together with its successors and assigns, the “Prepetition Senior Indenture Trustee”) under the Prepetition Senior Indenture. This Summary of Terms and Conditions (this “Term Loan DIP Term Sheet”) outlines certain terms related to a proposed debtor-in-possession financing described below and referred to as the “Term Loan DIP Facility” in that certain Term Loan DIP Commitment Letter, dated February 3, 2010 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Term Loan DIP Commitment Letter”) addressed to the Borrower from the Term Loan DIP Commitment Parties named therein. This Term Loan DIP Term Sheet does not address all the terms and conditions of the Term Loan DIP Facility and terms and conditions not set forth herein shall be subject to mutual agreement among the parties to the Term Loan DIP Commitment Letter. Certain references are made herein to the Revolving Loan DIP Facility described below and referred to as the “Revolving Loan DIP Facility” in the Revolving Loan Commitment Letter, dated February 2, 2010 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Revolving Loan DIP Commitment Letter”) addressed to the Borrower from the commitment parties named therein. This Term Loan DIP Term Sheet is part of, and subject to, the Term Loan DIP Commitment Letter. Capitalized terms used but not defined in this Term Loan DIP Term Sheet shall have the meanings ascribed to such terms in the Term Loan DIP Commitment Letter.

Borrower:	The Borrower, in its capacity as debtor and debtor-in-possession in a case (together with the cases of its affiliated debtors and debtors-in-possession, the “Case”) filed under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Guarantors:	Each of the Borrower’s direct and indirect subsidiaries that are debtors and debtors-in-possession in the Case, the direct parent of the Borrower, NFC Castings Inc., a Delaware corporation (the “Intermediate Parent”), as debtor and debtor-in-possession, and the direct parent of the Intermediate Parent and indirect parent of the Borrower, Neenah Enterprises, Inc. (formerly ACP Holding Company), a Delaware corporation (the “Ultimate Parent”), as debtor and debtor-in-possession, (each, a “Guarantor” and collectively, the “Guarantors”; together with the Borrower, individually a “Debtor” and collectively, the “Debtors”).

Term Loan DIP Agent:	Wilmington Trust FSB (in such capacity, together with its successors and assigns, the “Term Loan DIP Agent”).

Term DIP Lenders:	(i) GoldenTree Asset Management, LP, on behalf of certain funds and/or accounts that it manages and/or advises, and (ii) MacKay Shields LLC, on behalf of certain funds and/or accounts that it manages and/or advises (and together with their successors and permitted assignees, each a “Term DIP Lender” and collectively, the “Term DIP Lenders”).

Type and Amount of the Term Loan DIP Facility:	A non-amortizing multiple draw super-priority secured term loan facility (the “Term Loan DIP Facility”) in an aggregate principal amount not to exceed $50,000,000 (the Term DIP Lenders’ commitment under the Term Loan DIP Facility, the “Term Loan DIP Commitment”; the loans under the Term Loan DIP Facility, the “Term DIP Loans”; and the transactions contemplated hereby and by the Revolving Loan DIP Facility (as defined below), the “Transactions”).

The Term DIP Loans under the Term Loan DIP Facility may be incurred at any time during the Availability Period (as defined below), subject to the satisfaction or waiver of all conditions thereto set forth in the Term DIP Loan Documents (as defined below), as follows: (i) an initial drawing on the Closing Date (as defined below) in the aggregate principal amount of $25,000,000; and (ii) up to three (3) additional drawings upon ten (10) days’ prior written notice to the Term Loan DIP Agent, each in a principal amount not less than $5,000,000 and in the aggregate for such three (3) additional drawings a principal amount not to exceed $25,000,000 (the date of any draw under the Term Loan DIP Facility pursuant to clause (i) or (ii), a “Term Loan Draw Date”); provided that the amount of any Term DIP Loan made or made available on any Term Loan Draw Date shall be not greater than the amount set forth in the Approved Budget (as defined below) with respect to such Term Loan Draw Date. Once repaid, the Term DIP Loans incurred under the Term Loan DIP Facility cannot be reborrowed.

Availability Period:	Term DIP Loans under the Term Loan DIP Facility may be drawn during the period from and including the Closing Date up to but excluding the Term Loan DIP Termination Date (as defined below) (such period, the “Availability Period”). The Term Loan DIP Commitment will expire at the end of the Availability Period.

Closing Date:	On or before February 5, 2010 (the “Closing Date”).

Maturity:	All obligations under the Term Loan DIP Facility will be due and payable in full in cash on the earliest of (i) the nine-month anniversary of the Closing Date (such date, the “Term Loan Scheduled Termination Date”), (ii) the Effective Date (as such term is defined in the Noteholder Plan (as defined below)) of the Noteholder Plan, (iii) the consummation of any sale of all or substantially all of the assets of the Debtors pursuant to Section 363 of the Bankruptcy Code, (iv) if the Final Order (as defined below) has not been entered, the date that is forty-five (45) days after the Petition Date (as defined below), (v) the acceleration of the Term DIP Loans and the termination of the Term Loan DIP Commitments upon the occurrence of an event referred to below under “Termination” and (vi) the occurrence of the “Termination Date” under and as defined in the Revolving Loan DIP Facility (such earliest date, the “Term Loan DIP Termination Date”). Unless otherwise agreed by the Term DIP Lenders, the principal of, and accrued interest on, the Term DIP Loans and all other amounts owing to the Term Loan DIP Agent and the Term DIP Lenders under the Term Loan DIP Facility shall be payable on the Term Loan DIP Termination Date.

Purpose:	Proceeds of the Term DIP Loans under the Term Loan DIP Facility will be used only for the following purposes: (i) for the payment of prepetition amounts in accordance with the Approved Budget (including prepetition payments to certain critical vendors identified by the Borrower, to the extent set forth in the Approved Budget) and as authorized by the Bankruptcy Court pursuant to orders approving the first day motions filed by the Debtors, (ii) to the extent set forth in the Approved Budget and in accordance with the terms of the Term Loan DIP Facility and the Orders (as defined below), (a) for the payment of working capital and other general corporate needs of the Borrower and the Guarantors in the ordinary course of business and (b) for the payment of Chapter 11 expenses, including allowed professional fees subject to the terms and conditions set forth in this Term Loan DIP Term Sheet, to the extent provided under the Orders, and (iii) payments providing for adequate protection in favor of the Prepetition Revolving Lenders and the Prepetition Senior Noteholders as set forth under “Adequate Protection” below. Not withstanding the foregoing, no portion or proceeds of the Term DIP Loans, the Carve-Out (as defined below) or the DIP Collateral (as defined below) may be used in connection with the investigation (including discovery proceedings), initiation or prosecution of any claims, causes of action, adversary proceedings or other litigation against the Prepetition Revolving Lenders, the Prepetition Revolving Lender Agent, the Prepetition Senior Noteholders, the Prepetition Senior Indenture Trustee, the Term Loan DIP Agent or the Term DIP Lenders; provided, however, that no more than $50,000, in the aggregate, of the proceeds of the Term Loan DIP Facility, the Revolving Loan DIP Facility and the DIP Collateral may be used by, or to reimburse the fees, cost or expenses of, any statutory committee of unsecured creditors to investigate the prepetition liens and claims of the Prepetition Revolving Lenders, the Prepetition Revolving Lender Agent, the Prepetition Senior Indenture Trustee and the Prepetition Senior Noteholders.

Term DIP Priority Account:	All proceeds of the Term DIP Loans under the Term Loan DIP Facility shall be deposited into a segregated account of the Borrower (the “Term DIP Priority Account”) and invested at all times in cash and Cash Equivalents (to be defined in the Term Loan Credit Agreement (as defined below)). The Term DIP Priority Account shall be held by the Term Loan DIP Agent for the benefit of the Term DIP Lenders, or shall be subject to a control agreement, in form and substance satisfactory to Term Loan DIP Agent (at the direction of the Requisite Term DIP Lenders (as defined below)), which establishes “control” (as defined in the Uniform Commercial Code as in effect from time to time in the State of New York) in favor of the Term Loan DIP Agent for the benefit of the Term DIP Lenders, and withdrawals from such account shall only be used for the permitted purposes described under “Purpose” above or to make payments on the Term Loan DIP Facility. Under no circumstances may any cash, funds, securities, financial assets or other property held in or credited to the Term DIP Priority Account or the proceeds thereof held therein or credited thereto be used to pay any obligations under the Revolving Loan DIP Facility or the Prepetition Revolving Loans or for any purpose not permitted under the Orders. The Borrower shall not deposit any amounts in the Term DIP Priority Account other than the proceeds of the Term DIP Loans as described herein, the proceeds of any investments held in or credited to such account, and, prior to the reinvestment of such proceeds in accordance with the Term Loan Credit Agreement, proceeds of a Property Loss Event (to be defined in the Term Loan Credit Agreement) that are the subject of a Reinvestment Event (to be defined in the Term Loan Credit Agreement) and proceeds of the sale of certain real property owned by Gregg Industries, Inc. previously disclosed in writing to the Term DIP Lenders.

Documentation:	The Term Loan DIP Facility will be evidenced by a credit agreement (the “Term Loan Credit Agreement”), collateral documents, guarantees and other legal documentation (collectively, together with the Term Loan Credit Agreement, the “Term DIP Loan Documents”), in each case, in form and substance satisfactory to the Term Loan DIP Agent and the Term DIP Lenders.

Interest:	Term DIP Loans will bear interest at the Applicable Margin plus the current LIBOR rate as determined by the Term Loan DIP Agent in accordance with its customary procedures, and utilizing such electronic or other quotation sources as it considers appropriate, to be the rate at which United States Dollar deposits are offered to major banks in the London interbank market two (2) business days prior to the commencement of the requested interest period, adjusted for reserve requirements, if any, and subject to customary change of circumstance provisions, for interest periods of one, two or three months (the “LIBOR Rate”), payable at the end of the relevant interest period, but in any event at least quarterly; provided, however, that in no event shall the LIBOR Rate at any time be less than 2.50%.

“Applicable Margin” means a rate per annum equal to 10.00%.

Interest shall be calculated on the basis of the actual number of days elapsed in a 360-day year.

Fees:	As set forth in the Term DIP Loan Fee Letter referred to in the Term Loan DIP Commitment Letter and the Fee Letter from the Borrower to the Term Loan DIP Agent in connection with the Term Loan Credit Agreement (collectively, the “Term DIP Loan Fee Letters”).

Default Interest:	During the continuance of an Event of Default (as defined in the Term Loan Credit Agreement), Term DIP Loans will bear interest at an additional 2.00% per annum.

Mandatory Prepayments:	The Term Loan Credit Agreement will contain customary mandatory prepayment events for financings of this type and others deemed by the Term DIP Lenders to be appropriate to the Transactions, including, without limitation, prepayments from proceeds of (i) asset sales (which sales shall be on terms and conditions acceptable to the Term DIP Lenders in accordance with the terms of the DIP Intercreditor Agreement (as defined below)), (ii) insurance and condemnation proceeds and (iii) equity or debt issuances, in each case, received by the Borrower or any of the Guarantors and subject to exceptions to be agreed.

Notwithstanding anything to the contrary in the Existing Intercreditor Agreement (as defined below) or otherwise, but subject to the Orders, mandatory prepayments to the Term Loan DIP Agent and/or Term DIP Lenders will result in a permanent reduction of the Term Loan DIP Facility, until it has been reduced to zero (including any Term Loan DIP Commitments thereunder); provided, however, that all cash collateral consisting of proceeds of Revolving DIP Priority Collateral (as defined below) coming into the possession or control of the Debtors shall be applied to permanently reduce the outstanding obligations (with a corresponding permanent reduction of the related commitments), if any, under the Prepetition Revolving Loan Agreement, and then to the outstanding obligations (without a corresponding reduction of the related commitments), if any, under the Revolving Loan DIP Facility, and then to the outstanding obligations (with a corresponding permanent reduction of the related commitments), if any, under the Term Loan DIP Facility.

Priority and Security under Term Loan DIP Facility and Revolving Loan DIP Facility:	All obligations of the Borrower and the Guarantors to the Term DIP Lenders and to the Term Loan DIP Agent, including, without limitation, all principal and accrued interest, costs, fees and expenses or any exposure of a Term DIP Lender or any of its affiliates in respect of cash management or hedging transactions incurred on behalf of the Borrower or any Guarantor, shall be:

(a) Secured pursuant to Bankruptcy Code §364(c)(2), subject to the Carve-Out, by a first priority perfected lien on, and security interest in, all present and after acquired property of the Debtors, wherever located, not subject to a perfected lien or security interest on the date of commencement of the Debtors’ Case (the “Petition Date”), including, without limitation, a pledge by the Ultimate Parent of 100% of its equity interest in the Intermediate Parent and a pledge by the Intermediate Parent of 100% of its equity interest in the Borrower; provided that any pledge in stock (or equivalent equity interest) of a foreign subsidiary of a Debtor shall be limited to 65% of the equity interest in each such foreign subsidiary if, in the judgment of the Term DIP Lenders, the pledge of more than 65% of such stock would have materially adverse tax consequences to the Debtors;

(b) Secured pursuant to Bankruptcy Code §364(c)(3), subject to the Carve-Out, by a junior perfected lien on, and security interest in, all present and after acquired property of the Debtors, wherever located, that is subject to a perfected lien or security interest on the Petition Date or subject to a lien or security interest in existence on the Petition Date that is perfected subsequent thereto as permitted by Bankruptcy Code §546(b), other than the liens and security interests on property subject to priming liens pursuant to clause (c) below; provided that any pledge in stock (or equivalent equity interest) of a foreign subsidiary of a Debtor shall be limited to 65% of the equity interest in each such foreign subsidiary if, in the judgment of the Term DIP Lenders, the pledge of more than 65% of such stock would have materially adverse tax consequences to the Debtors;

(c) Secured pursuant to Bankruptcy Code §364(d)(1), subject to the Carve-Out, by a first priority, perfected senior priming lien on, and security interest in, all present and after acquired property of the Debtors, wherever located, that is subject to a perfected lien or security interest on the Petition Date securing (i) obligations under the Prepetition Revolving Loan Agreement (other than the lien on the Revolving DIP Priority Collateral) and (ii) the Prepetition Senior Notes; and

(d) Claims entitled to the benefits of Bankruptcy Code §364(c)(1), having a super-priority over any and all administrative expenses of the kind that are specified in Bankruptcy Code §§ 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provisions of the Bankruptcy Code (“Superpriority Claims”), subject only to a carve-out (the “Carve-Out”), in the aggregate for the Term Loan DIP Facility and the Revolving Loan DIP Facility, for (i)(A) following the occurrence of a Carve-Out Event (as defined below), the payment of allowed professional fees and disbursements incurred by the professionals retained by the Debtors and no more than one statutory committee appointed in the Case incurred after such Carve-Out Event and (B) all fees and disbursements of the kind described in clause (A) above incurred prior to a Carve-Out Event but not yet paid solely to the extent such fees and disbursements are approved and allowed by the Bankruptcy Court (in an aggregate amount under this clause (i) not to exceed $2,500,000), (ii) quarterly fees required to be paid pursuant to 28 U.S.C. §1930(a)(6) and (iii) any fees payable to the Clerk of the Bankruptcy Court; in each case subject to the rights of the Agents (as defined below), the Term DIP Lenders, the Revolving DIP Lenders and any other party in interest to object to the allowance of any such fees and expenses.

Prior to a Carve-Out Event, the Debtors shall be permitted to pay compensation and reimbursement of fees and expenses that are in accordance with the Approved Budget and authorized to be paid under sections 330 and 331 of the Bankruptcy Code or otherwise pursuant to an order of the Bankruptcy Court, as the same may be due and payable, and such payments shall not reduce the Carve-Out. Upon the occurrence of an Event of Default or a DIP Event of Default under and as defined in the Revolving Loan DIP Facility, with respect to which Event of Default or DIP Event of Default the applicable Agent exercises, or provides notice to the Borrower of its intent to exercise, any of its rights or remedies with respect to such Event of Default or DIP Event of Default, as applicable, the right of the Debtors to pay professional fees outside the Carve-Out shall terminate (a “Carve-Out Event”), and, after occurrence of a Carve-Out Event, the

Debtors shall provide immediate notice by facsimile to all professionals informing them that a Carve-Out Event has occurred and further advising them that the Debtors’ ability to pay such professionals is subject to and limited by the Carve-Out.

Notwithstanding anything to the contrary herein, no portion of the Carve-Out may be utilized for the payment of professional fees, disbursements, costs or expenses incurred in connection with asserting or preparing for any claims or causes of actions against the Prepetition Senior Noteholders, the Prepetition Senior Indenture Trustee, the Prepetition Revolving Lenders, the Prepetition Revolving Lender Agent, the Agents, the Term DIP Lenders or the Revolving DIP Lenders and/or challenging or raising any defenses to the pre-petition obligations under the Prepetition Senior Notes, the Prepetition Senior Indenture, the Prepetition Revolving Loan Agreement, the Term DIP Loan Documents or the Revolving DIP Loan Documents (as defined in the term sheet for the Revolving Loan DIP Facility), or the liens of the Prepetition Senior Indenture Trustee, the Prepetition Senior Noteholders, the Prepetition Revolving Lender Agent, the Prepetition Revolving Lenders, the Agents, the Term DIP Lenders or the Revolving DIP Lenders.

The property referred to in the preceding clauses (a), (b) and (c) is collectively referred to as the “DIP Collateral” and shall include, without limitation, all assets (whether tangible, intangible, real, personal or mixed) of the Borrower and the Guarantors, whether now owned or hereafter acquired and wherever located, including, without limitation, all accounts, inventory, equipment, capital stock in subsidiaries, investment property, instruments, chattel paper, real estate, leasehold interests, contracts, patents, copyrights, trademarks and other general intangibles, and all products and proceeds thereof.

For the avoidance of doubt, the security interest of the Revolving DIP Lenders, the Prepetition Revolving Lenders, the Revolving Loan DIP Agent and the Prepetition Revolving Lender Agent in the Bank Priority Collateral (as defined in the Exiting Intercreditor Agreement) other than the Term DIP Priority Account, all cash, funds, securities, financial assets or other property held therein or credited thereto and the proceeds of the foregoing (collectively, the “Revolving DIP Priority Collateral”) shall be senior to the security interest of the Term DIP Lenders and the Term Loan DIP Agent in the Revolving DIP Priority Collateral, and the security interest of the Term DIP Lenders and the Term Loan DIP Agent in the Noteholder Priority Collateral (as defined in the Existing Intercreditor Agreement), the Term DIP Priority Account, the funds on deposit therein or credited thereto and the proceeds of the foregoing (collectively, the “Term DIP Priority Collateral”) shall be senior to the security interest of the Revolving DIP Lenders, the Prepetition Revolving Lenders, the Revolving Loan DIP Agent and the Prepetition Revolving Lender Agent in the Term DIP Priority Collateral.

Intercreditor Issues:	In the case of any inconsistency between the terms of the Orders and that certain Intercreditor Agreement, dated as of December 29, 2006 (as amended and in effect on the Petition Date, the “Existing Intercreditor

Agreement”), by and among the Prepetition Revolving Lender Agent and the Prepetition Senior Indenture Trustee, the terms of the Orders shall control, and the Existing Intercreditor Agreement shall be deemed without any further action by any party thereto to be amended or waived to the extent necessary to effect the purposes of the Orders and the Transactions (the intercreditor arrangement set forth in the Orders and the Existing Intercreditor Agreement as so deemed amended or waived, collectively, the “DIP Intercreditor Agreement”).

Conditions Precedent to the Closing of the Term Loan DIP Facility:	The Term Loan Credit Agreement will contain customary conditions for financings of this type and other conditions deemed by the Term DIP Lenders to be appropriate to the Transactions and in any event including, without limitation:

• All documentation relating to the Term Loan DIP Facility shall be in form and substance satisfactory to the Term Loan DIP Agent (at the direction of the Requisite Term DIP Lenders) and their counsel.

• All fees, costs and expenses (including fees, costs and expenses of counsel) required to be paid to the Term Loan DIP Agent and the Term DIP Lenders on or before the Closing Date shall have been paid (which condition may be satisfied with the proceeds of the initial advance under the Term Loan DIP Facility or the Revolving Loan DIP Facility on the Closing Date).

• As a condition to the closing of the Term Loan DIP Facility, the Debtors shall have entered into a super-priority revolving loan facility (the “Revolving Loan DIP Facility”) in an aggregate principal amount of $90,000,000 on substantially the same terms as set forth in the term sheet attached to the Revolving Loan DIP Commitment Letter and consistent with the terms contained herein, and the loan documents related to such Revolving Loan DIP Facility, in form and substance satisfactory to the Term DIP Lenders, shall be in full force and effect. Bank of America, N.A., in its capacity as agent under the Revolving Loan DIP Facility, is referred to herein as the “Revolving Loan DIP Agent” and, together with the Term Loan DIP Agent, the “Agents”; and the lenders under the Revolving Loan DIP Facility, together with their permitted assignees, are referred to herein as the “Revolving DIP Lenders”.

• The Term Loan DIP Agent and the Term DIP Lenders shall have received an operating budget setting forth the projected financial operations of the Debtors and their subsidiaries for the 13-week period starting February 1, 2010, which budget shall be in form and substance satisfactory to the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders in their sole discretion and shall in any event include available cash, cash flow, trade payables, total expenses and capital expenditures (such budget, as it is updated regularly during the continuance of the Case, in each case not later than one week prior to the end of the 13-week period covered by such budget, and in each case to the extent approved by the Requisite Term DIP Lenders, the “Approved Budget”).

• All first day and related orders (other than the Interim Order (as defined below)) entered by the Bankruptcy Court in the Case shall be in form and substance reasonably satisfactory to the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders.

• All motions and other documents to be filed with and submitted to the Bankruptcy Court in connection with the Term Loan DIP Facility, the Revolving Loan DIP Facility and the approval thereof shall be in form and substance satisfactory to the Term DIP Lenders, and the Term DIP Lenders shall be satisfied with the form and amount of any adequate protection provided to the Prepetition Revolving Lenders and the Prepetition Senior Noteholders (collectively, the “Prepetition Secured Lenders”).

• There shall not exist any law, regulation, ruling, judgment, order, injunction or other restraint that, in the judgment of the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders, prohibits, restricts or imposes a materially adverse condition on the Borrower or the Guarantors, the Term Loan DIP Facility or the exercise by the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders or the Term DIP Lenders of their rights as secured parties with respect to the DIP Collateral.

• The Term DIP Lenders shall be satisfied that the Ultimate Parent and its subsidiaries will be able to meet their obligations under all employee and retiree welfare, health and pension plans of the Ultimate Parent and its subsidiaries, that such employee benefit plans are, in all material respects, funded in accordance with the minimum statutory requirements, that no material “reportable event” (as defined in ERISA, but excluding events for which reporting has been waived) has occurred as to any such employee benefit plan and that no termination of, or withdrawal from, any such employee benefit plan has occurred or is contemplated that could result in a material liability. The Term DIP Lenders shall have reviewed and be satisfied with all employee benefit plans of the Ultimate Parent and its subsidiaries.

• The Term Loan DIP Agent and the Term DIP Lenders shall have received satisfactory opinions of independent counsel to the Debtors, addressing such matters as the Term Loan DIP Agent or the Term DIP

Lenders shall reasonably request, including, without limitation, the enforceability of all Term DIP Loan Documents, compliance with all laws and regulations (including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System), the creation and perfection of all security interests purported to be granted and no conflicts with material agreements (provided that opinion from Wisconsin counsel to the Debtors may be delivered after the Closing Date, but not later than the earlier of (x) the date of entry of the Final Order and thirty (30) days after the Closing Date).

• There shall have occurred no event which has resulted in or could reasonably be expected to result in a material adverse change in (i) as a result of one or more casualty or condemnation events, force majeure or acts of God, (x) the value of the DIP Collateral or (y) the business, assets, operations, performance, properties, condition (financial or otherwise), contingent liabilities, prospects or material agreements of the Ultimate Parent and its subsidiaries, individually, and the Ultimate Parent and its subsidiaries, taken as a whole, since September 30, 2009, (ii) the legality, validity or enforceability of any Term DIP Loan Document or the Orders, (iii) the ability of the Borrower or the Guarantors to perform their respective obligations under the Term DIP Loan Documents, (iv) the perfection or priority of the Liens granted pursuant to the Term DIP Loan Documents or the Orders, or (v) the ability of the Term Loan DIP Agent and the Term DIP Lenders to enforce the Term DIP Loan Documents (any of the foregoing being a “Closing Date Material Adverse Change”).

• Other than the Case, there shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that (i) could reasonably be expected to result in a Closing Date Material Adverse Change or, except as disclosed, if adversely determined, could reasonably be expected to result in a Closing Date Material Adverse Change or (ii) restrains, prevents or imposes or can reasonably be expected to impose materially adverse conditions upon the Term Loan DIP Facility, the DIP Collateral or the transactions contemplated thereby.

• All necessary governmental and third party consents and approvals necessary in connection with the Term Loan DIP Facility and the transactions contemplated thereby shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders) and shall remain in effect; and no law or regulation shall be applicable in the judgment of the Term DIP Lenders that restrains, prevents or imposes materially adverse conditions upon the Term Loan DIP Facility or the transactions contemplated thereby.

• Nothing contained in any public disclosure made by the Ultimate Parent or any of its subsidiaries after the date hereof, or in any information disclosed to the Term DIP Lenders by the Ultimate Parent or any of its subsidiaries after such date, shall lead the Term Loan DIP Agent or any

Term DIP Lender to determine that, and neither the Term Loan DIP Agent nor any Term DIP Lender shall have become aware of any fact or condition not disclosed to them prior to the date hereof which shall lead the Term Loan DIP Agent or any Term DIP Lender to determine that, the Borrower’s or any of their subsidiaries’ condition (financial or otherwise), operations, performance, properties or prospects are different in any material adverse respect from that derived by the Term Loan DIP Agent or such Term DIP Lender from the public filings of the Ultimate Parent or any of its subsidiaries prior to such date.

• The Term Loan DIP Agent, for the benefit of the Term DIP Lenders, shall have a valid and perfected lien on and security interest in the DIP Collateral on the basis and with the priority set forth herein.

• The Term DIP Lenders shall be satisfied with the amount, types and terms and conditions of all insurance and bonding maintained by the Ultimate Parent and its subsidiaries, and the Term Loan DIP Agent shall have received certificates indicating that the Term Loan DIP Agent, on behalf of the Term DIP Lenders, is an additional insured or loss payee, as applicable, under all insurance policies to be maintained with respect to the properties of the Ultimate Parent and its subsidiaries forming part of the DIP Collateral; provided that the Term Loan DIP Agent shall have received, within 30 days of the Closing Date, endorsements naming the Term Loan DIP Agent, on behalf of the Term DIP Lenders, as an additional insured or loss payee, as applicable, under such insurance policies.

• Each Debtor shall have entered into a Restructuring and Lock-up Agreement (the “Lock-up Agreement”), by and among the Debtors and the ad-hoc group of Prepetition Senior Noteholders, in form and substance satisfactory to the Term DIP Lenders and the Borrower.

• The Bankruptcy Court shall have entered an interim order (the “Interim Order”) within three (3) business days of the commencement of the Case, in form and substance satisfactory to the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders, entered on notice to such parties as may be reasonably satisfactory to the Term Loan DIP Agent and the Term DIP Lenders, (i) authorizing and approving the Term Loan DIP Facility and the Revolving Loan DIP Facility and the transactions contemplated thereby and thereby, including, without limitation, the granting of the super-priority status, security interests and priming liens, and the payment of all fees, referred to herein and the Term DIP Loan Fee Letters; (ii) lifting or modifying the automatic stay to permit the Borrower and the Guarantors to perform their obligations and the Term DIP Lenders to exercise their rights and remedies with respect to the Term Loan DIP Facility, and (iii) authorizing the use of cash collateral and providing for adequate protection in favor of the Prepetition Secured Lenders as and to the extent set forth under “Adequate Protection” below, which Interim Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the Term Loan DIP Agent and the Term DIP Lenders. The Interim Order shall also include terms and conditions customary for transactions of this type, as determined by the Term DIP Lenders in their sole discretion, and in any event shall (a) approve the Debtors’ waiver of any and all claims and causes of action against the Prepetition Senior Noteholders and the Prepetition Senior Indenture Trustee including, but not limited to, claims for preference, fraudulent conveyance or other claims arising under the Bankruptcy Code and claims regarding the validity, priority, perfection or avoidability of the secured claims of the Prepetition Senior Noteholders and the Prepetition Senior Indenture Trustee, subject to any official committee rights to pursue such claims, (b) establish a deadline of the earlier of (i) seventy-five (75) days from the Petition Date and (ii) sixty (60) days from the appointment of an unsecured creditors committee for any trustee or statutorily appointed committee to bring any cause of action against the Prepetition Senior Noteholders, the Prepetition Senior Indenture Trustee, the Prepetition Revolving Lender Agent or the Prepetition Revolving Lenders based on the Prepetition Senior Notes, the Prepetition Revolving Loan Agreement or any documents executed in connection therewith, or any acts or omissions of the Prepetition Senior Noteholders, the Prepetition Senior Indenture Trustee, the Prepetition Revolving Lender Agent or the Prepetition Revolving Lenders that occurred prior to the Petition Date, (c) waive any right that any Debtor may have to seek authority (i) to propose, support or not oppose a plan of reorganization that does not provide for the full and indefeasible payment and satisfaction of all obligations owing to the Term DIP Lenders (subject to the Term Exit Roll Option) and the Revolving DIP Lenders on the effective date of such plan on terms and conditions acceptable to Agents, the Term DIP Lenders and the Revolving DIP Lenders, and (ii) to seek relief under the Bankruptcy Code, including, without limitation, under Section 105, to the extent any such relief would in any way restrict or impair the rights and remedies of the Term Loan DIP Agent or any Term Loan DIP Lender as provided for under the Term Loan DIP Facility, and (d) subject to entry of the Final Order and the terms thereof, (i) approve the waiver of all 506(c) claims and (ii) provide for a lien on the proceeds of avoidance actions, with any such proceeds to be allocated in accordance with the relative priorities set forth herein and the DIP Intercreditor Agreement.

• The Borrower shall have delivered to the Term DIP Lenders financial projections satisfactory to the Term DIP Lenders in their sole discretion, including income statement, balance sheet and cash flow statement, each in form and substance consistent with the Borrower’s internal financial statements, for fiscal year 2010 presented on a monthly basis.

Conditions Precedent to Term DIP Loans on Each Term Loan Draw Date:	In addition to the satisfaction of the conditions on the Closing Date, the Term Loan Credit Agreement will contain additional conditions for the incurrence of Term DIP Loans on each Term Loan Draw Date customary for financings of this type and others determined by the Term DIP Lenders in their discretion to be appropriate, including, without limitation, the following.

• Immediately prior to the funding of any Term DIP Loan and

immediately following the funding of any Term DIP Loan there shall exist no default under the Term DIP Loan Documents or Revolving DIP Loan Documents.

•     The representations and warranties of the Borrower and each Guarantor therein shall be true and correct on the Closing Date and shall be true and correct in all material respects on each Term Loan Draw Date thereafter (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case immediately prior to, and after giving effect to, the funding of any Term DIP Loans.

• The making of such Term DIP Loan shall not violate any requirement of law and shall not be enjoined, temporarily, preliminarily or permanently.

•     With respect to any Term Loan Draw Date occurring after the Closing Date, there shall have occurred no event which has resulted in or could reasonably be expected to result in a material adverse change in (i) the business, assets, operations, performance, properties, condition (financial or otherwise), contingent liabilities, prospects or material agreements of the Ultimate Parent and its subsidiaries, individually, and the Ultimate Parent and its subsidiaries, taken as a whole, since the later of September 30, 2009 and the date of the latest audited financial statements of the Debtors (other than publicly disclosed events leading up to the commencement of the Case, the continuation of the Case and the consequences that would normally be expected to result therefrom), (ii) the legality, validity or enforceability of any Term DIP Loan Document or the Orders, (iii) the ability of the Borrower or the Guarantors to perform their respective obligations under the Term DIP Loan Documents, (iv) the value of the DIP Collateral, (v) the perfection or priority of the Liens granted pursuant to the Term DIP Loan Documents or the Orders, or (vi) the ability of the Term Loan DIP Agent and the Term DIP Lenders to enforce the Term DIP Loan Documents (any of the foregoing being a “Material Adverse Change”).

• The making of such Term DIP Loan complies with the Approved Budget.

•     With respect to any Term Loan Draw Date after the Closing Date, the Bankruptcy Court shall have entered a final order (the “Final Order”; together with the Interim Order, the “Orders” and, each individually, an “Order”) approving the Term Loan DIP Facility and the Revolving Loan DIP Facility, in form and substance satisfactory to the Term DIP Lenders, which Final Order shall be in full force and effect and shall not have been reversed, vacated or stayed, and shall not have been amended, supplemented or otherwise modified without the prior written consent of the Term Loan DIP Agent at the direction of the Requisite Term DIP Lenders.

•     There shall not exist any law, regulation, ruling, judgment, order, injunction or other restraint that, in the reasonable judgment of the Term DIP Lenders, prohibits, restricts or imposes materially adverse conditions on the Debtors, the Term Loan DIP Facility, or the exercise by the Term Loan DIP Agent or the Term DIP Lenders of their rights as secured parties with respect to the DIP Collateral.

Representations and Warranties:	The Term Loan Credit Agreement will contain customary representations and warranties for financings of this type and others deemed by the Term DIP Lenders appropriate to the Transactions (which will be applicable to the Debtors and their subsidiaries) to be made as of (x) the date the Borrower and the Guarantors execute the Term DIP Loan Documents and (y) each Term Loan Draw Date, in each case, including, without limitation, representations and warranties regarding valid existence, requisite power, due authorization, no conflict with agreements, orders or applicable law, governmental consent, enforceability of Term DIP Loan Documents, accuracy of financial statements, projections, budgets and all other information provided, compliance with law, absence of Material Adverse Change (except with respect to the Term Loan Draw Date that is on the Closing Date, the absence of a Closing Date Material Adverse Change), no default under the Term DIP Loan Documents, absence of material litigation and contingent obligations, taxes, subsidiaries, ERISA, pension, benefit plans, absence of liens on assets, ownership of properties and necessary rights to intellectual property, insurance, no burdensome restrictions, inapplicability of Investment Company Act or Public Utility Holding Company Act of 2005, continued accuracy of representations and continued effectiveness of the applicable Order and each other order of the Bankruptcy Court with respect to the Term Loan DIP Facility.

Affirmative, Negative and Financial Covenants:	The Term Loan Credit Agreement will contain customary affirmative, negative and financial covenants for financings of this type and others determined by the Term DIP Lenders to be appropriate (which will be applicable to the Debtors and their subsidiaries), including, without limitation, the following:

•     Deliver for review and comment prior to filing all material pleadings, motions and other documents (provided that any of the foregoing relating to the Term Loan DIP Facility shall be deemed material) to be filed on behalf of the Debtors with the Bankruptcy Court to the Term Loan DIP Agent, the Term DIP Lenders and their counsel.

• Deliver an updated five-year business plan acceptable to the Term Loan DIP Agent and the Term DIP Lenders within sixty (60) days of the Petition Date.

•     Comply in all material respects with laws (including without limitation, the Bankruptcy Code, ERISA, and environmental laws), pay taxes (to the extent not prohibited by the Bankruptcy Code), maintain all necessary licenses and permits and trade names, trademarks, patents, preserve corporate existence, maintain appropriate and adequate insurance coverage and permit inspection of properties, books and records.

• Conduct all transactions with affiliates on terms equivalent to those obtainable in arm’s length transactions, including, without limitation, restrictions on management fees to affiliates.

• Maintain a cash management system as in effect on the Petition Date.

• Such financial covenants as agreed between the Term DIP Lenders and the Borrower.

•     Not make or commit to make payments to critical vendors (as such term is customarily used) in respect of pre-petition amounts during the term of the Term Loan DIP Facility in excess of the amount contemplated by the Approved Budget.

•     Adherence to the Approved Budget (subject to: (i) for each full week after the Petition Date, a maximum permitted variance determined on a cumulative basis (in each case starting with the first full week after the Petition Date) for all post-petition disbursements (excluding capital expenditures) through and including such week (the maximum of such permitted variance to be 20% for the first two full weeks after the Petition Date and 10% for each full week thereafter); (ii) for each full week starting with the second full week after the Petition Date, a maximum permitted variance determined on a cumulative basis (in each case starting with the first full week after the Petition Date) for all post-petition receipts through and including such week (the maximum of such permitted variance to be 20% for the second through fifth full weeks after the Petition Date and 15% for each full week thereafter); and (iii) for each full week after the Petition Date, a maximum permitted variance of 0% determined on a cumulative basis (in each case starting with the first full week after the Petition Date) for all capital expenditures (excluding certain payments, in an aggregate amount not to exceed $1,000,000, made to holders of potential mechanics liens for work performed on or before the Petition Date, which payments have been disclosed in writing to the Term DIP Lenders) through and including such week).

• Not delay or impede the delivery of the weekly budget and variance report when due, or delivery of the Approved Budget when due.

•     Not incur or assume any additional debt or contingent obligations other than under the Revolving Loan DIP Facility, give any guaranties, create any liens, charges or encumbrances other than under the Revolving Loan DIP Facility or incur additional lease obligations, in each case, beyond agreed upon limits; not merge or consolidate with any other person, change the nature of business or corporate structure or create or acquire new subsidiaries, in each case, beyond agreed upon limits or amend its charter or by-laws; not sell, lease or otherwise dispose of assets (including, without limitation, in connection with a sale leaseback transaction) beyond agreed upon limits; not give a negative pledge on any assets in favor of any person other than the Term Loan DIP Agent and the Term DIP Lenders the Revolving Loan DIP Agent and the Revolving DIP Lenders; and not permit to exist any consensual encumbrance on the ability of any subsidiary to pay dividends or other distributions to the Borrower other than under the Revolving Loan DIP Facility; in each case, subject to customary exceptions or baskets as may be agreed.

•     Not prepay, redeem, purchase, defease, exchange or repurchase any debt or amend or modify any of the terms of any debt or other similar agreements entered into by the Debtors or their subsidiaries, subject to certain exceptions to be agreed.

•     Not make any loans, advances, capital contributions or acquisitions, form any joint ventures or partnerships or make any other investments in subsidiaries or any other person, subject to certain exceptions to be agreed.

• Not make or commit to make any payments in respect of warrants, options, repurchase of stock, dividends or any other distributions.

• Not make, commit to make, or permit to be made any bonus payments to executive officers of the Debtors and their subsidiaries in excess of the amounts set forth in the Approved Budget.

•     Except as provided under the Noteholder Plan, not permit (i) any change in ownership or control of any Debtor or any subsidiary or (ii) any change in accounting treatment or reporting practices, except as required by GAAP and as permitted by the Term Loan Credit Agreement.

•     Without the prior written consent of the Term Loan DIP Agent (at the direction of the Requisite Term DIP Lenders in their sole discretion), not make or permit to be made any change to the Orders or any other order of the Bankruptcy Court with respect to the Term Loan DIP Facility.

• Not permit the existence of any claims other than that of the Term DIP Lenders and the Revolving DIP Lenders entitled to a super-priority under Bankruptcy Code §364(c)(1).

Financial Reporting Requirements:	The Borrower shall provide: (i) within thirty-five (35) days of fiscal month-end, monthly consolidated financial statements of the Debtors and their subsidiaries and, separately as consistent with past practice, of each of Deeter Foundry, Inc., Dalton Corporation, Mercer Forge Corporation, Morgan’s Welding, Inc., Advanced Cast Products, Inc. and Neenah Foundry Company (collectively, the “Major Subsidiaries”), in each case including balance sheet, income statement and cash flow statement, and including a breakdown of units sold and total sales by segment (industrial and municipal), each of the foregoing certified by a Responsible Financial Officer (to be defined in the Term Loan Credit Agreement) of the Borrower; (ii) within ninety (90) days of fiscal year-end, (x) annual audited consolidated financial statements of the Debtors and their subsidiaries and, separately as consistent with past practice, of each of the Major Subsidiaries, in each case including balance sheet, income statement and cash flow statement, each of the foregoing certified by independent certified public accountants acceptable to the Term DIP Lenders and (y) a breakdown of units sold and total sales by segment (industrial and municipal) for each of the financial statements provided in clause (ii)(x), certified by a Responsible Financial Officer of the Borrower; (iii) copies of all reports, if any, of any of the Debtors filed with the Securities and Exchange Commission; (iv) an update of the Approved Budget, in each case not later than one week prior to the end of the 13-week period covered by the Approved Budget then in effect, (v) on a weekly basis (no later than Thursday of each week (or if such day is not a business day the immediately preceding business day)), an updated rolling 13-week cash flow statement setting forth all receipts and disbursements for the next succeeding 13-week period, including a line item specifying the projected amount of cash and outstanding Term DIP Loans as of the end of each week covered thereby, and, in respect of the Approved Budget then in effect, the variance report for such week and the period from the first full week after the Petition Date through the end of such week of determination, and, upon reasonable request, a conference call with management (including, if applicable, the Chief Restructuring Advisor (as defined below)) with respect to the foregoing and the status of the operations and business of the Debtors; and (vi) annual business and financial plans provided at least thirty (30) days prior to the fiscal year-end. The Borrower will notify the Term Loan DIP Agent and each Term DIP Lender of any Material Adverse Change.

Other Reporting Requirements:	The Term Loan Credit Agreement will contain other customary reporting requirements for similar financings and others determined by the Term DIP Lenders in their discretion to be appropriate to the Transactions, including, without limitation, with respect to litigation, contingent liabilities, ERISA or environmental events (collectively with the financial reporting information described above, the “Information”).

Public Information:	Notwithstanding any of the foregoing, any Term DIP Lender may elect not to receive any of the Information. If any Term DIP Lender makes such an election, the Term Loan DIP Agent will refrain from delivering the Information to such Term DIP Lender until such Term DIP Lender requests to be provided with the Information.

Events of Default:	The Term Loan Credit Agreement will contain events of default (subject to customary cure periods as may be agreed) customarily found in the Term DIP Lenders’ loan agreements for similar financings and other events of default deemed by the Term DIP Lenders appropriate to the Transactions (which will be applicable to the Debtors and their subsidiaries), including, without limitation, failure to make payments when due; noncompliance with covenants; breaches of representations and warranties; failure to satisfy or stay execution of judgments in excess of specified amounts; the existence of certain materially adverse employee benefit or environmental liabilities; impairment of Term DIP Loan Documents; Material Adverse Change; change of ownership or control of any Debtor; entry of an order without the prior consent of the Term DIP Loan Requisite Lenders amending, supplementing or otherwise modifying any Order; reversal, vacation or stay of the effectiveness of any Order; dismissal of the Case or conversion of the Case to a case under Chapter 7 of the Bankruptcy Code; appointment of a Chapter 11 trustee; any sale of all or substantially all assets pursuant to Section 363 of the Bankruptcy Code without the consent of the Term DIP Lenders; appointment of a responsible officer or examiner with enlarged powers relating to the operation of the business of the Borrower or any Guarantor; failure by the Debtors to file a plan of reorganization (the “Noteholder Plan”) in the Case reflecting the terms and conditions set forth in the draft plan attached to the Lock-up Agreement, which Noteholder Plan shall, among other things, provide for payment in full in cash of all obligations under the Term Loan DIP Facility upon the Effective Date unless otherwise agreed by the Term Loan DIP Agent and the Term DIP Lenders, and a related disclosure statement (the “Noteholder Plan Disclosure Statement”), with the Bankruptcy Court, in each case, in form and substance satisfactory to the Term DIP Lenders, within sixty (60) days of the Petition Date; failure to have the Noteholder Plan Disclosure Statement approved pursuant to §1125 of the Bankruptcy Code within ninety (90) days of the Petition Date; failure by the Bankruptcy Court to enter an order confirming the Noteholder Plan within one hundred fifty (150) days of the Petition Date (the date such order is entered, the “Confirmation Date”); failure of the Effective Date of the Noteholder Plan to take place within one hundred sixty-five (165) days of the Petition Date; termination of the Lock-up Agreement that is not cured within the time period provided therein; granting of relief from the automatic stay in the Case to permit foreclosure or enforcement on assets of the Borrower or any Guarantor; entry of an order granting any super-priority claim or lien (except as contemplated herein) which is senior to or pari passu with the Term DIP Lenders’ claims under the Term Loan DIP Facility; payment of or granting adequate protection with respect to pre-petition debt (other than as provided herein or as approved by the Requisite Term DIP Lenders and the Bankruptcy Court); the making of any cash payment to or on behalf of any of the holders (the “Prepetition Subordinated Noteholders”) of the 12 1/2% Senior Subordinated Notes due 2013 issued by the Borrower as of December 29, 2006, or any of their advisors (other than pursuant to the Noteholder Plan); any challenge to the validity of the liens in favor of or claims held by the Prepetition Senior Indenture Trustee or the Prepetition

Senior Noteholders; loss of exclusivity by the Debtors or the filing of a plan or reorganization other than the Noteholder Plan; cessation of liens or super-priority claims granted with respect to the Term Loan DIP Facility to be valid, perfected and enforceable in all respects; the occurrence of a DIP Event of Default; any Loan Party shall have adopted, entered into, established, sponsored, or amended, or committed to adopt, enter into, establish, sponsor or amend, or the Bankruptcy Court shall have approved or ordered any of the foregoing with respect to, any plan, program, policy or agreement providing for annual, short- or long- term, incentive, retention, or performance compensation, equity award or bonus, to management and/or other key employees of any Loan Party, other than any obligations under any such plan, program, policy or agreement in effect at least thirty (30) days prior to the Petition Date, unless consented to in writing by the Requisite Term DIP Lenders; the Debtors’ shall not have retained, on or prior to the date of entry of the Final Order, a Chief Restructuring Advisor (the “Chief Restructuring Advisor”) acceptable to the Term DIP Lenders, having duties and access and on terms and conditions acceptable to the Term DIP Lenders; and, on any date on or after the date of entry of the Final Order, the Chief Restructuring Advisor shall cease to be employed by the Debtors under the original terms and conditions of his or her retention or shall be hindered in any material respect from performing his or her duties by the Debtors or any of their affiliates.

Termination:	Upon the occurrence and during the continuance of an Event of Default under the Term Loan DIP Facility, the Term Loan DIP Agent may, and at the direction of the Requisite Term DIP Lenders shall, by written notice to the Borrower, its counsel and counsel for any statutory committee, terminate the Term Loan DIP Facility, declare the obligations in respect thereof to be immediately due and payable and, subject to the immediately following paragraph, exercise all of its rights and remedies under the Term DIP Loan Documents and the Orders. Certain Events of Default under the Term Loan DIP Facility shall result in immediate termination and acceleration of the Term Loan DIP Facility.

Remedies:	The Term Loan DIP Agent and the Term DIP Lenders shall have customary remedies, including, without limitation, the right (after providing five (5) business days’ prior notice to the Debtors and any statutory committee of the occurrence of the Term Loan DIP Termination Date) to realize on, subject to the DIP Intercreditor Agreement, all DIP Collateral.

Debtors shall waive any right to seek relief under the Bankruptcy Code, including under section 105 thereof, to the extent such relief would restrict or impair the rights and remedies of the Term Loan DIP Agent and the Term DIP Lenders set forth in the Orders and in the Term DIP Loan Documents. In the event any party requests a hearing seeking to prevent the Term Loan DIP Agent or the Term DIP Lenders from exercising any of their rights and remedies that arise after an Event of Default, the sole issue before the Bankruptcy Court at such hearing shall be whether an Event of Default has occurred and has not been cured. No other issue or argument shall be relevant to any opposition to enforcement of the Term Loan DIP Agent’s and the Term DIP Lenders’ rights.

Adequate Protection:	As adequate protection for the use of the collateral securing the Prepetition Revolving Loan Agreement and the Prepetition Senior Notes (including cash collateral) (collectively, the “Prepetition Collateral”), (i) the Prepetition Revolving Lenders will, during the pendency of the Case, (a) receive payments of cash interest on a current basis, calculated at the non-default rate under the Prepetition Revolving Loan Agreement (without prejudice to such Prepetition Revolving Loan Agreement Lenders’ right to later assert claims for interest at the default rate), and (b) receive payments in cash on a current basis of all reasonable and documented fees, costs and expenses of their legal counsel and their respective professional advisors; provided, however, that none of such fees, costs and expenses provided as adequate protection payments under this clause (i) shall be subject to approval by the Bankruptcy Court or the United States Trustee, and no recipient of any such payment shall be required to file with respect thereto any interim or final fee application with the Bankruptcy Court; (ii) the Prepetition Senior Noteholders will, during the pendency of the case, receive payments in cash on a current basis of all (x) reasonable and documented fees, costs and expenses of each of their respective professional advisors, in each case, pursuant to the terms of such advisor’s pre-petition engagement letter or agreement, including, without limitation, the fees, costs and expenses of legal counsel and financial advisors and (y) fees, costs and expenses (including fees, costs and expenses of legal counsel) of The Bank of New York Trust Company, N.A., as trustee under the Prepetition Senior Indenture; provided, however, that none of such fees, costs and expenses provided as adequate protection payments under this clause (ii) shall be subject to approval by the Bankruptcy Court or the United States Trustee, and no recipient of any such payment shall be required to file with respect thereto any interim or final fee application with the Bankruptcy Court; and (iii) each Prepetition Secured Lender shall, during the pendency of the Case, be granted replacement liens and a Superpriority Claim pursuant to section 507(b) of the Bankruptcy Code, in each case, of the same relative priority to the extent of the post-petition diminution in value of its Prepetition Collateral, subject, in each case, to (i) the liens and super-priority claims granted to secure the Term Loan DIP Facility; provided, however, that such replacement liens securing the obligations under the Prepetition Revolving Loan Agreement shall be senior to the liens securing the obligations under the Term Loan DIP Facility on the Revolving DIP Priority Collateral, (ii) the liens and super-priority claims granted to secure the Revolving Loan DIP Facility; provided, however, that such replacement liens securing the Prepetition Senior Notes shall be senior to the liens securing the Revolving Loan DIP Facility on the Term DIP Priority Collateral, and (iii) the Carve-Out. The foregoing shall be without prejudice to the Prepetition Secured Lenders’ right to later request or otherwise seek additional forms of adequate protection, including, without limitation, cash adequate protection payments.

Indemnification:	The Debtors shall jointly and severally indemnify and hold harmless the Term Loan DIP Agent, each Term DIP Lender and each of their affiliates and each of the respective officers, directors, employees, controlling persons, agents, advisors, attorneys and representatives of each (each, an

“Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to the Term Loan DIP Facility, the Term DIP Loan Documents or the transactions contemplated thereby, or any use made or proposed to be made with the proceeds of the Term Loan DIP Facility, whether or not such investigation, litigation or proceeding is brought by any Debtor or any of its subsidiaries, any shareholders or creditors of the foregoing, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby or under the Term DIP Loan Documents are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct. No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Debtors or any of their subsidiaries or any shareholders or creditors of the foregoing for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.

Expenses:	The Borrower and each Guarantor shall jointly and severally pay promptly, and in each case within five (5) business days of receipt of an invoice from Term Loan DIP Agent or any Term DIP Lender, regardless of whether any Transactions are ever actually consummated, all (i) reasonable, out-of-pocket fees, costs and expenses of the Term Loan DIP Agent and the Term DIP Lenders (including all reasonable fees, expenses and disbursements of one firm of outside counsel for the Term Loan DIP Agent, one firm of outside counsel for the Term DIP Lenders, one firm of Delaware counsel and other local counsel as may be required, and other professional advisors hired by the Term DIP Lenders or their counsel) in connection with the preparation, execution and delivery of the Term DIP Loan Documents and the funding of all Term DIP Loans under the Term Loan DIP Facility, including, without limitation, all due diligence, syndication (including printing, distribution and bank meeting), transportation, computer, duplication, messenger, audit, insurance, appraisal, valuation and consultant costs and expenses, and all search, filing and recording fees, incurred or sustained by the Term Loan DIP Agent and the Term DIP Lenders in connection with the Term Loan DIP Facility, the Term DIP Loan Documents or the transaction contemplated thereby, the administration of the Term Loan DIP Facility and any amendment or waiver of any provision of the Term DIP Loan Documents and (ii) costs and expenses of the Term DIP Lenders (including fees, expenses and disbursements of counsel, including local counsel, and other professional advisors hired by the Term DIP Lenders) in connection with the enforcement of any of their rights and remedies under the Term DIP Loan Documents.

Assignments and Participations:	Prior to the occurrence of an Event of Default, assignments (other than assignments to another Term DIP Lender, an affiliate of any Term DIP Lender or an Approved Fund (to be defined)) shall be subject to the consent of the Borrower, which consent shall not be unreasonably withheld, delayed or conditioned, and all assignments must be in a minimum amount of $1,000,000 (which may be aggregated among any Term DIP Lender’s affiliates). Following the occurrence of an Event of Default, no consent of the Borrower shall be required for any assignment. Each Term DIP Lender shall have the right to sell participations in its Term DIP Loans, subject to customary voting limitations.

Requisite Term DIP Lenders:	Term DIP Lenders holding more than 67% of the outstanding Term Loan DIP Commitment and/or Term DIP Loans under the Term Loan DIP Facility (the “Requisite Term DIP Lenders”) except as to matters requiring unanimity under the Term Loan Credit Agreement (e.g., the reduction of interest rates, the extension of interest payment dates, the reduction of fees, the extension of the maturity of the Borrower’s obligations, the super-priority status of the Borrower’s and Guarantors’ obligations and the release of all or substantially all of the DIP Collateral).

Miscellaneous:	The Term Loan Credit Agreement will include standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs and payments free and clear of withholding taxes).

Governing Law:	Except as governed by the Bankruptcy Code, the State of New York.

Counsel to the Term DIP Lenders:	Stroock & Stroock & Lavan LLP

EXHIBIT B
JOINDER
     This Joinder to the Restructuring & Lockup Agreement, dated as of [___], 2010 (the “Agreement”), by and among Neenah Foundry Company (“Neenah”), Neenah Enterprises, Inc. (“NEI”), NFC Castings, Inc. (“NFC” and together with Neenah and NEI, and each of their direct and indirect subsidiaries and their respective successors and assigns, the “Company”), the holders of the Senior Secured Notes (as defined in the Agreement) signatory thereto (together with their respective successors and permitted assigns, the “Secured Consenting Holders” and each, a “Secured Consenting Holder”), and the holders of the Subordinated Notes (as defined in the Agreement) signatory thereto (together with their respective successors and permitted assigns, the “Subordinated Consenting Holders”, and together with the Secured Consenting Holders, the “Consenting Holders”) is executed and delivered by [                                        ] (the “Joining Party”) as of [                    ], 2010. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.
     1. Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Consenting Holder” and a “Party” for all purposes under the Agreement.
     2. Representations and Warranties. With respect to the aggregate principal amount of Notes set forth below its name on the signature page hereof, the Joining Party hereby makes the representations and warranties of the Consenting Holders set forth in Section 7 of the Agreement to each other Party to the Agreement.
     3. Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.
* * * * *
[The Remainder Of This Page Is Intentionally Left Blank]

     IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.
[CONSENTING HOLDER]

By:

Name:

Title:

Principal Amount of Notes: $
Notice Address:

Fax:

Attention:

With a copy to:

Fax:

Attention:

Acknowledged:

Neenah Foundry Company

By:

Name:

Title:

Exhibit C
[Exhibit C is incorporated by reference to Exhibit 21 to Neenah Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009.]

Exhibit D
PROJECTED FINANCIAL INFORMATION
Projected Financial Information.
     The Debtors believe that the Plan meets the feasibility requirement set forth in Section 1129(a)(11) of the Bankruptcy Code, as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successor under the Plan. In connection with the development of the Plan and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. The Debtors developed a business plan and prepared financial projections (the “Projections”) for the period beginning July 1, 2010 through September 30, 2014 (the “Projection Period”).
     The Debtors prepared the Projections based upon, among other things, the anticipated future financial condition, results of operations, and tax attributes of the Debtors and the Reorganized Debtors. The Debtors do not, as a matter of course, publish their business plans or strategies, projections or anticipated financial position. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to Holders of Claims or Interests or other parties in interest after the Confirmation Date.
     In connection with the planning and development of the Plan, the Projections were prepared by the Debtors to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in the economic and competitive environment, regulatory changes, and/or a variety of other factors, including those factors identified in the Plan and the Disclosure Statement. Accordingly, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to significant business, economic, and competitive uncertainties. Therefore, such Projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein.
     THE DEBTORS’ MANAGEMENT DID NOT PREPARE THE PROJECTIONS TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THE DEBTORS’ INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE PROJECTIONS THAT ACCOMPANY THE DISCLOSURE STATEMENT AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS, AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THE DISCLOSURE STATEMENT, THE DEBTORS DO NOT PUBLISH PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS.

     MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, MAINTAINING GOOD EMPLOYEE RELATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, NATURAL DISASTERS AND UNUSUAL WEATHER CONDITIONS, ACTS OF TERRORISM OR WAR, INDUSTRY-SPECIFIC RISK FACTORS (AS DETAILED IN ARTICLE X OF THE DISCLOSURE STATEMENT ENTITLED “RISK FACTORS”), AND OTHER ECONOMIC, MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.
     THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE REORGANIZED DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE, OR ARE MADE, AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTORS PREPARED THE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE DEBTORS AND THE REORGANIZED DEBTORS, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE THE DISCLOSURE STATEMENT IS INITIALLY FILED OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISORS.

     The Projections should be read in conjunction with the assumptions, qualifications, and explanations set forth in the Disclosure Statement and the Plan in their entirety, and the historical consolidated financial statements (including the notes and schedules thereto) and other financial information set forth in NEI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (a copy of which is attached to the Disclosure Statement as Exhibit F) and other NEI reports to the SEC filed prior to the Bankruptcy Court’s approval of the Disclosure Statement. These filings are available by visiting the SEC’s website at http://www.sec.gov or the Debtors’ website at http://www.nfco.com. The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice.
Key Assumptions
A.	General
1.	Methodology: The Projections are presented in a consolidated manner and include the financial performance of all Debtor entities. The Projections incorporate management’s assumptions and initiatives, including the anticipated impact of new products, projected customer trends and cost savings initiatives. The Projections have been prepared by management and have not been reviewed or audited by an outside accounting firm. No assumption has been made with respect to fresh start accounting. The FY2010 projections include actual results through February 2010 and projected results through the remainder of the fiscal year 2010.

2.	Plan Consummation: The operating assumptions assume that the Plan will be confirmed and become effective on or about June 30, 2010. Although the Debtors will endeavor to cause the Effective Date to occur as soon as practicable, there can be no assurance as to when, or whether, the Effective Date will actually occur. Any significant change in the assumed Effective Date of the Plan may materially impact the Debtors’ ability to achieve the Projections.

3.	General Market Conditions: The Projections take into account the current market environment in which the Debtors operate and assume a general improvement in macroeconomic trends beginning in the second half of fiscal year 2010.

4.	Tax Considerations: Tax estimates are based on the preliminary results of the Debtors’ tax analysis that assumes the Debtors’ existing corporate structure remains unchanged. The Debtors are considering certain internal transactions to simplify their corporate structure and, to the extent any such internal transactions are pursued, the Debtors will provide a summary of such internal transactions in the Plan Supplement.

Pro Forma Emergence Consolidated Balance Sheet
     Below is a reconciliation of the pre-emergence consolidated balance sheet to the post-emergence consolidated balance sheet, taking into account the commencement of the Chapter 11 Cases on February 3, 2010 and assuming that the Plan is confirmed and becomes effective on or about June 30, 2010.
Pro Forma Emergence Consolidated Balance Sheet

	6/30/2010		6/30/2010
($ in thousands)	Pre-Closing	Adjustments	Post-Closing
Assets
Cash	—	—	—
Accounts receivable — net	64,068	—	64,068
Inventories	49,543	—	49,543
Deferred expenses	3,178	—	3,178

Current assets	$116,789	—	$116,789

Property, plant & equipment	$228,241	—	$228,241
Accumulated depreciation	(87,541)	—	(87,541)

Net PP&E	$140,700	—	$140,700

Net intangibles	34,392	—	34,392
Net deferred financing costs	2,238	—	2,238
Other assets	8,762	—	8,762

Total assets	$302,881	—	$302,881

Liabilities and equity
Current portion of long-term debt	$216	—	$216
Revolver (1)	42,217	5,335	47,552
Accounts payable	22,578	—	22,578
Accrued wages & benefits	9,051	—	9,051
Accrued interest	98	—	98
Other accruals	6,504	—	6,504
Income taxes payable	(863)	—	(863)

Current liabilities	$79,801	$5,335	$85,136

Exit Term Loan Facility (2)	50,000	—	50,000
New Secured Notes (3)	—	50,000	50,000
9.5% Secured Notes (3)	237,469	(237,469)	—
12.5% Subordinated Notes (4)	88,681	(88,681)	—
Capital lease obligations	1,279	—	1,279
Other liabilities	46,451	—	46,451

Total liabilities	$503,681	$(270,814)	$232,866

Shareholders’ equity	(200,800)	270,814	70,015

Total liabilities and equity	$302,881	—	$302,881

Notes:

(1)	Closing adjustments include payment of completion fees, financing and other estimated fees

(2)	Assumes fully drawn $50.0 million DIP Term Loan Facility would roll into the new $50.0 million Exit Term Loan Facility

(3)	$50.0 million of New Secured Notes and 97% of New Common Stock are issued in exchange for the $237.5 million of 9.5% Secured Notes

(4)	12.5% Subordinated Noteholders receive 3% of New Common Stock

Projected Consolidated Balance Sheets (Unaudited)
     Below are management’s projections of the consolidated financial positions (exclusive of any adjustments that may be necessary as a resulting of applying “fresh start accounting” upon emergence) as of the end of each fiscal year ending September 30, 2010 through 2014.
Consolidated Balance Sheet

($ in thousands)
September 30,	2010	2011	2012	2013	2014
Assets
Cash	—	$0	$(0)	$(0)	$(0)
Accounts receivable — net	66,550	78,208	83,628	88,328	94,441
Inventories	47,975	49,525	50,295	52,763	55,425
Deferred expenses	3,041	3,188	3,459	3,580	3,652
Deferred income taxes	2,588	(13,503)	2,588	2,588	2,588

Current assets	$120,154	$117,418	$139,970	$147,259	$156,106

Property, plant & equipment	$235,411	$256,149	$273,699	$290,919	$309,719
Accumulated depreciation	(91,585)	(108,054)	(125,433)	(143,462)	(163,301)

Net PP&E	$143,826	$148,095	$148,266	$147,457	$146,418

Net intangibles	32,617	25,512	18,407	11,302	4,197
Net deferred financing costs	2,238	2,238	2,238	2,238	2,238
Other assets	9,015	13,964	17,894	21,231	24,374

Total assets	$307,850	$307,227	$326,775	$329,487	$333,333

Liabilities and equity
Current portion of long-term debt	$216	$216	$216	$216	$216
Revolver note payable	52,549	43,017	50,417	33,526	13,136
Accounts payable	12,530	25,544	27,142	28,911	31,270
Accrued wages & benefits	9,176	10,048	10,702	11,024	11,194
Accrued interest	1,973	2,052	2,052	2,052	2,052
Other accruals	6,121	4,868	4,465	4,558	4,654

Current liabilities	$82,565	$85,745	$94,993	$80,287	$62,521

Exit Term Loan Facility	50,000	50,000	50,000	50,000	50,000
New Secured Notes	50,000	52,083	52,083	52,083	52,083
Capital lease obligations	1,279	1,039	799	559	319
Other liabilities	45,862	46,850	47,510	47,723	47,976

Total liabilities	$229,706	$235,717	$245,386	$230,652	$212,899

Shareholders’ equity	78,144	71,510	81,389	98,835	120,434

Total liabilities and equity	$307,850	$307,227	$326,775	$329,487	$333,333
Key Assumptions
(a)	Accounts Receivable – Accounts Receivable forecast is based on estimated days sales outstanding and seasonal adjustments based on historical collection experience. Accounts Receivable balances generally fluctuate proportionately to the level of revenue.

(b)	Inventory – During the Projection Period, the Company projects improved inventory levels and associated inventory turns due to the Company’s ongoing inventory management efforts including changes to customer mix and flexibility associated with the full implementation of the Kunkel-Wagner (“KW”) mold line at Neenah.

(c)	Net Property, Plant & Equipment – Net Property, Plant & Equipment forecast is based on forecasted levels of capital expenditures, historical depreciation methods and estimated useful life of assets.

(d)	Accounts Payable – Accounts Payable forecast is based on estimated days payables outstanding and historical experience. Accounts Payable balances generally fluctuate proportionately to the level of production.

(e)	Debt – Debt balance assumes a $110 million asset-based revolving credit facility of which approximately $48 million is drawn on the Effective Date, $50 million of Exit Term Loan Facility, $50 million of New Secured Notes and approximately $1 million of other debt.
Projected Consolidated Income Statements (Unaudited)
     Below is management’s projection of consolidated income for the fiscal years 2010 through 2014.
Consolidated Income Statement

($ in thousands)
FY Ending September 30,	2010	2011	2012	2013	2014
Net sales	$343,677	$437,913	$474,708	$508,065	$545,434
Cost of sales	(307,723)	(376,956)	(400,406)	(420,755)	(449,991)

Gross margin	$35,954	$60,957	$74,302	$87,311	$95,444
% gross margin	10.5%	13.9%	15.7%	17.2%	17.5%

Selling, general & administrative	$(26,171)	$(27,347)	$(29,137)	$(29,874)	$(31,599)
Amortization	(7,094)	(7,105)	(7,105)	(7,105)	(7,106)
Other income / (expense)	(267)	(14)	—	—	—

Total operating expenses	$(33,532)	$(34,466)	$(36,242)	$(36,979)	$(38,705)

Operating income (EBIT)	$2,422	$26,491	$38,060	$50,332	$56,739

Restructuring and other expenses	(16,396)	—	—	—	—
Interest income / (expense)	(19,417)	(17,034)	(17,869)	(18,126)	(17,187)
Taxes	4,229	(16,091)	(10,311)	(14,760)	(17,953)

Net income	$(29,162)	$(6,634)	$9,879	$17,445	$21,599

For purposes of comparison, the Company has prepared a schedule of Adjusted EBITDAR that normalizes Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) to exclude the impact of one-time events and restructuring expenses. Below is management’s projection of Adjusted EBITDAR for the fiscal years 2010 through 2014.
Reconciliation of Adjusted EBITDAR

($ in thousands)
FY Ending September 30,	2010	2011	2012	2013	2014
Net Income	$(29,162)	$(6,634)	$9,879	$17,445	$21,599

Taxes	(4,229)	16,091	10,311	14,760	17,953
Interest income / (expense)	19,417	17,034	17,869	18,126	17,187
Depreciation and amortization	23,141	23,574	24,484	25,134	26,944
Restructuring and other expenses	16,396	—	—	—	—
Shutdown costs	68	—	—	—	—
Non-recurring environmental costs	1,520	1,920	—	—	—
Disc. operations winddown costs	2,497	—	—	—	—
Asset dispositions	(583)	—	—	—	—

Adjusted EBITDAR	$29,065	$51,985	$62,544	$75,466	$83,683
Key Assumptions
(a)	Sales – The Company’s sales are projected to grow at a compound annual growth rate of 12.2% during the Projection Period. This growth is due to both organic growth from existing products as well as new product introductions in the municipal and industrial sectors. The Projections assume a general rebound in the heavy truck and agriculture sectors will fuel the growth behind its industrial sales forecast, and an improving municipal economic environment coupled with funds from the government stimulus plan will help grow the Company’s municipal sales.

(b)	Cost of Sales – The Company’s cost of sales is projected to improve from approximately 90% of revenue to approximately 83% of revenue throughout the Projection Period. This improvement is due to more effective purchasing and cost efficiencies associated with increased levels of plant utilization. The Projections assume that the Company would pass through any significant raw material price increases.

(c)	Selling, General and Administrative (“SG&A”) Expenses – SG&A expenses include, among other things, salaries, wages, commissions, benefits, corporate overhead, rent, leases, marketing and other activities. SG&A expenses are projected to decline from approximately 8% of revenue in fiscal year 2010 to approximately 6% of revenue in fiscal year 2014. This decrease is primarily due to the improved operating leverage of the business associated with the increased levels of plant utilization.

(d)	Depreciation and Amortization – Consolidated depreciation and amortization of intangibles is forecasted to remain relatively constant throughout the Projection Period as capital spending remains relatively stable and no major sales or acquisitions of business units or product lines are forecasted. As previously noted, these projections do not include the impact of fresh start accounting which could result in significant adjustments to property, plant and equipment and intangible asset values which in turn could result in significant changes in depreciation and amortization expenses.
Projected Consolidated Statement of Cash Flows (Unaudited)
     Below is management’s projection of consolidated cash flow for the fiscal years 2010 through 2014.
Consolidated Statement of Cash Flows

($ in thousands)
FY Ending September 30,	2010	2011	2012	2013	2014
Operating activities
Net income	$(29,162)	$(6,634)	$9,879	$17,445	$21,599
Depreciation	16,041	16,469	17,379	18,029	19,839
Amortization of intangibles / deferred fin. costs	7,405	7,105	7,105	7,105	7,105
Adjustments from gains / write-offs	(6,033)	—	—	—	—
(Increase) / decrease in:
Accounts receivable	(18,742)	(11,658)	(5,420)	(4,700)	(6,113)
Inventories	(2,544)	(1,550)	(770)	(2,468)	(2,662)
Deferred expenses	168	(147)	(271)	(121)	(72)
Other assets	(3,340)	(4,949)	(3,930)	(3,337)	(3,143)
Increase / (decrease) in:
Accounts payable	(3,832)	13,014	1,598	1,769	2,359
Accrued liabilities	722	(381)	251	415	266
Accrued interest	(6,024)	78	—	—	—
Other liabilities	(194)	988	660	213	253
Accrued income taxes	(2,572)	16,091	(16,091)	—	—

Cash from operating activities	$(48,107)	$28,426	$10,390	$34,350	$39,431

Investing activities
Purchase of PP&E	$(17,711)	$(20,738)	$(17,550)	$(17,220)	$(18,800)
Proceeds from sale of assets	—	—	—	—	—

Cash from investing activities	$(17,711)	$(20,738)	$(17,550)	$(17,220)	$(18,800)

Financing activities
Proceeds/(payments) of current portion of LT debt	$158	—	—	—	—
Proceeds/(payments) of revolver	(2,590)	(9,532)	7,400	(16,890)	(20,391)
Proceeds/(payments) of Exit Term Loan Facility	50,000	—	—	—	—
Proceeds/(payments) of New Secured Notes	50,000	2,083	—	—	—
Exchange of 9.5% Secured Notes	(225,000)	—	—	—	—
Exchange of 12.5% Subordinated Notes	(82,654)	—	—	—	—
New Common Stock	276,149	—	—	—	—
Proceeds/(payments) of capital leases	(245)	(240)	(240)	(240)	(240)

Cash from financing activities	$65,818	$(7,688)	$7,160	$(17,130)	$(20,631)

Total cash flow	—	—	—	—	—

Beginning cash balance	—	—	—	—	—

Ending cash balance	—	—	—	—	—

Key Assumptions
(a)	Working Capital – Management will seek to continue to improve working capital as a result of its targeted efforts to release “trapped” cash in receivables, inventory, and payables throughout the Projection Period. Inventory increases assume an improved inventory turnover related mainly to the full implementation of the KW mold line at Neenah.
(b)	Capital Expenditures – Between fiscal year 2010 and fiscal year 2014, the Debtors forecast consolidated capital expenditures of approximately $92 million, representing an average of $18 million per year during the five-year period. Maintenance capital expenditures are projected to remain consistent with the historical levels of approximately $11 million a year. The Debtors have made significant strategic capital investments in the last two years leading up to the bankruptcy (over $65 million) and expect to have lower levels of strategic capital investment of approximately $7 million a year during the Projection Period. The majority of strategic capital investment during the Projection Period would be related to adding additional functionality to the KW mold line, the automation of certain machining/finishing functions, and the expansion of its core production capabilities.

Exhibit E
CHAPTER 7 LIQUIDATION ANALYSIS
Basis of Presentation
The Debtors have prepared this Liquidation Analysis (the “Liquidation Analysis”) based on a hypothetical liquidation of the Debtors’ assets under Chapter 7 of the Bankruptcy Code. It is assumed, among other things, that the hypothetical liquidation under Chapter 7 would commence under the direction of a Court-appointed trustee and would continue for a period of time, during which time all of the Debtors’ major assets would be sold or surrendered to the respective lien holders, and the cash proceeds, net of liquidation-related costs, would then be distributed to creditors in accordance with the absolute priority rule.
The determination of the costs of, and proceeds from, the hypothetical liquidation of the Debtors’ assets in a Chapter 7 case is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors, their management, and their advisors. Inevitably, some assumptions in the Liquidation Analysis would not materialize in an actual Chapter 7 liquidation, and unanticipated events and circumstances could affect the ultimate results in an actual Chapter 7 liquidation.
The Liquidation Analysis is a hypothetical exercise that has been prepared for the sole purpose of generating a reasonable good-faith estimate of the proceeds that would be realized if the Debtors were liquidated in accordance with Chapter 7 of the Bankruptcy Code. The Liquidation Analysis is used to satisfy the “best interest of creditors” test set forth in section 1129(a)(7) of the Bankruptcy Code, because it indicates whether the members of an impaired class that vote to reject the Debtors’ Plan will receive at least as much under the Plan as they would in a liquidation under a hypothetical Chapter 7 case.
THE LIQUIDATION ANALYSIS IS NOT INTENDED TO, AND SHOULD NOT BE, USED FOR ANY OTHER PURPOSE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS’ ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION. THIS ANALYSIS ASSUMES “LIQUIDATION VALUES” BASED ON APPRAISALS, WHERE AVAILABLE, AND THE DEBTORS’ BUSINESS JUDGMENT, WHERE APPRAISALS ARE NOT AVAILABLE. THE DEBTORS BELIEVE THAT A CONVERSION OF THE CHAPTER 11 CASES TO CASES UNDER CHAPTER 7 WOULD FORCE THE SHUTDOWN OF MOST OF THE DEBTORS’ OPERATIONS. IT IS POSSIBLE THAT ONE OR MORE OF THE DEBTORS COULD BE SOLD ON A GOING CONCERN BASIS AND THAT PROCEEDS RECEIVED FROM SUCH GOING CONCERN SALE(S) WOULD BE MORE THAN IN THE HYPOTHETICAL LIQUIDATION. THE COSTS ASSOCIATED WITH SUCH GOING CONCERN SALE(S) WOULD BE LESS, FEWER CLAIMS WOULD BE ASSERTED AGAINST THE BANKRUPTCY ESTATES AND/OR CERTAIN ORDINARY COURSE CLAIMS WOULD BE ASSUMED BY THE BUYER(S) OF SUCH BUSINESS(ES); HOWEVER, THE DEBTORS DO NOT BELIEVE THIS IS A LIKELY RESULT.
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The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. The Liquidation Analysis relies on certain independent appraisals that were prepared for purposes other than this Liquidation Analysis and that were prepared on dates prior to the date of this Liquidation Analysis. NEITHER THE DEBTORS NOR THEIR FINANCIAL ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY. This Liquidation Analysis assumes that a liquidation of the Debtors would occur over a period of six (6) to twelve (12) months. It is assumed that the Chapter 7 trustee would arrange for the Debtors to terminate ongoing business operations almost immediately upon conversion of their cases to Chapter 7 and focus efforts to sell substantially all remaining assets in an orderly manner.
A general summary of the assumptions used by the Debtors in preparing this Liquidation Analysis follows. More specific assumptions are discussed in the Notes to Liquidation Analysis section.
Important Considerations and Assumptions
1-	Dependence on Assumptions: The Liquidation Analysis is based on a number of estimates and assumptions that, although developed and considered reasonable by the management of and the advisors to the Debtors, are inherently subject to significant economic, business, regulatory, and competitive uncertainties and contingencies beyond the control of the Debtors or their management and advisors. In addition, various liquidation decisions upon which certain assumptions are based are subject to change. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation, and actual results could vary materially and adversely from those contained herein.

2-	Liquidation of the Debtors: The Liquidation Analysis was prepared by the Debtors’ management with assistance of the Debtors’ professionals and assumes that the liquidation of the Debtors would occur pursuant to Chapter 7 of the Bankruptcy Code. The liquidation would continue for a period of six (6) to twelve (12) months, during which time all of the Debtors’ major assets would either be sold or conveyed to the respective lien holders.

The cash proceeds from the liquidation, net of liquidation-related costs, would then be distributed to creditors. Although the liquidation of some assets might not require twelve months, other assets would be more difficult to sell and may require a liquidation period substantially longer than twelve months.

For certain assets, estimates of the liquidation values were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that might be achieved through a liquidation.
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The Liquidation Analysis assumes that there are no proceeds from the recoveries of any potential preferences, fraudulent conveyances, or other causes of action. It is assumed that any potential recovery on causes of action arising under Chapter 5 of the Bankruptcy Code would be immaterial to the results of the Liquidation Analysis.

3-	Execution Risk of Liquidation: A liquidation of the Debtors would be large and complex. The assets of the Debtors include significant manufacturing assets that are located throughout the United States and would be subject to the laws of numerous States. Given the complexity of such an undertaking and the distressed state of the foundry industry and the economy in general, the Debtors believe significant execution risk exists if a liquidation of the Company’s assets were actually pursued.

4-	Distribution of Net Proceeds: Under a Chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds can be distributed to junior creditors. Moreover, under the “absolute priority rule,” no junior creditor classes may receive any distribution until all senior creditor classes are paid in full. This Liquidation Analysis assumes the application of such “absolute priority rule” to distributions with respect to the remaining proceeds of the Debtors. To the extent that proceeds remain after satisfaction of all secured claims, the proceeds would first be distributed to the holders of administrative claims, then to priority claims and finally to the unsecured claims.

As described in greater detail below, it is likely that the pool of unsecured claims would be significantly larger in a Chapter 7 liquidation than in a reorganization.

5-	Additional Unsecured Claims: The cessation of business in a liquidation will trigger certain claims that otherwise would not exist under the Plan absent a liquidation. Examples of these kinds of claims include various potential employee claims (for items such as severance and potential WARN Act claims) and damages arising from the rejection of executory contracts and unexpired leases. Some of the employee-related claims could be significant and might be entitled to priority in payment over general unsecured claims. To the extent proceeds remained after satisfying secured claims, any priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general unsecured claims or to make any distribution in respect of equity interests. No attempt has been made to estimate other additional unsecured claims that may result from such events under a Chapter 7 liquidation scenario because no funds are estimated to be available to the general unsecured creditors of the Debtors.

6-	Dependence on Unaudited Financial Statements: This Liquidation Analysis contains numerous estimates and is based upon the Debtors’ unaudited financial statements as of February 2, 2010. Certain pro forma adjustments have been made to the financial statements, including adjustments to reflect the February 5, 2010 DIP Term Facility borrowings.

7-	Chapter 7 Liquidation Costs and Length of Liquidation Process: The Debtors have assumed that all operations would cease immediately, and a limited group of personnel
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would be retained in order to pursue orderly sales of substantially all of the remaining assets, collect receivables, arrange distributions, and otherwise administer and close the estates. Thus, this Liquidation Analysis assumes the liquidation would be completed in substance within twelve months (though administrative wrap-up costs regarding items such as tax reporting and employee benefit filings may reasonably extend beyond twelve months). In an actual liquidation, the wind down process and time period(s) could vary thereby affecting recoveries. For example, if proceeds were available to distribute to creditors, the potential for priority, contingent and other claims, litigation, rejection damages, and the final determination of allowed claims could substantially impact both the timing and amount of the distribution of the asset proceeds to the creditors. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation.

Pursuant to section 726 of the Bankruptcy Code, the allowed administrative expenses incurred by the Chapter 7 trustee, including but not limited to, expenses associated with selling the Debtors’ assets, will be entitled to payment in full prior to any distribution to Chapter 11 administrative and other priority claims. The estimate used in the Liquidation Analysis for these expenses includes estimates for certain legal, accounting, broker, and other professionals, and potential fees and expenses payable to the Chapter 7 trustee.

In an attempt to allocate the costs (Chapter 7 trustee fees, corporate payroll, wind-down costs and professional fees) associated with liquidation to the various collateral pools, the liquidation costs were allocated pro rata among the various creditors whose claims will be satisfied from the liquidation proceeds.

8-	DIP Lenders and Prepetition Lenders: The Liquidation Analysis assumes holders of DIP Revolving Facility Claims and DIP Term Facility Claims each will be allowed a superpriority claim under section 507(b) of the Bankruptcy Code against liquidation proceeds from their respective collateral.

9-	Chapter 11 Administrative and Other Priority Claims: No distribution is shown in the Liquidation Analysis for estimated administrative or other claims arising from the Chapter 11 Cases and entitled to priority under section 507 of the Bankruptcy Code.

10-	General Unsecured Claims: No distribution is shown in the Liquidation Analysis for estimated General Unsecured Claims.
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AS DESCRIBED IN GREATER DETAIL IN THE INTRODUCTION TO THIS LIQUIDATION ANALYSIS, THE LIQUIDATION ANALYSIS IS A HYPOTHETICAL EXERCISE THAT HAS BEEN PREPARED FOR THE SOLE PURPOSE OF GENERATING A REASONABLE GOOD-FAITH ESTIMATE OF THE PROCEEDS THAT WOULD BE REALIZED IF THE DEBTORS WERE LIQUIDATED IN ACCORDANCE WITH CHAPTER 7 OF THE BANKRUPTCY CODE WHEN COMPARED TO RECOVERIES UNDER THE PLAN. THE LIQUIDATION ANALYSIS IS NOT INTENDED TO AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS’ ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION.
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Neenah Enterprises, Inc.
Liquidation Analysis
Consolidated Entities
($ in 000’s)
STATEMENT OF ASSETS

			Recovery %		Recovery Amount
		Adjusted
		Book
	Notes	Values [A]	Low	High	Low	High	Midpoint
Proceeds from Assets
Cash & Equivalents	[B]	$24,272	100%	100%	$24,272	$24,272	$24,272
Receivables	[C]	38,365	70%	87%	26,751	33,251	30,001
Inventory	[D]	44,628	71%	77%	31,514	34,460	32,987
Deferred Expenses	[E]	3,147	1%	6%	39	195	117
Property, Plant & Equipment	[F]	220,589	8%	19%	18,680	41,883	30,282
Net Intangibles	[G]	37,338	13%	27%	5,000	10,000	7,500
Other Assets	[H]	5,669	0%	3%	—	184	92

Total Proceeds from Assets		$374,008	28%	39%	$106,258	$144,245	$125,251

Costs Associated With Liquidation	[D,I]
Chapter 7 Trustee Fees					$(2,460)	$(3,599)	$(3,029)
Corporate Payroll					(3,847)	(7,235)	(5,541)
Wind-Down Costs					(3,512)	(6,565)	(5,039)
Professional Fees					(7,519)	(9,058)	(8,289)

Total Costs Associated with Liquidation					$(17,338)	$(26,457)	$(21,898)

Estimated Net Proceeds Available for Distribution					$88,919	$117,788	$103,354

Estimated Recovery by Creditors
Superpriority Claims	[J]
DIP Revolving Facility Claims					$54,165	$54,165	$54,165
Total Proceeds Available for DIP Revolving Facility Claims					65,038	79,484	72,261
Prorated Costs Associated with Liquidation					(12,332)	(15,809)	(14,070)

Estimated Net Proceeds Available for DIP Revolving Facility Claims					$52,706	$63,674	$58,190

Hypothetical Recovery Amount			97.3%	100.0%	52,706	54,165	54,165

Excess Net Proceeds Available for Junior Collateral Rights Holder					$0	$9,509	$4,025

DIP Term Facility Claims					$25,000	$25,000	$25,000
Excess Net Proceeds Available for Junior Collateral Rights Holder					—	9,509	4,025
Proceeds Available for DIP Term Facility Claims					41,220	64,761	52,991
Total Proceeds Available for DIP Term Facility Claims					41,220	74,271	57,016
Prorated Costs Associated with Liquidation					(4,554)	(9,454)	(7,004)

Estimated Net Proceeds Available for DIP Term Facility Claims					$36,665	$64,817	$50,012

Hypothetical Recovery Amount			100.0%	100.0%	25,000	25,000	25,000

Estimated Net Proceeds Available for Secured Claims					$11,665	$39,817	$25,012

Secured Claims	[K]
Secured Notes Claims					$237,500	$237,500	$237,500
Capital Leases					—	—	—

Subtotal					237,500	237,500	237,500

Total Proceeds Available for Secured Claims					11,665	39,817	25,012
Prorated Costs Associated with Liquidation					(452)	(1,194)	(823)

Estimated Net Proceeds Available for All Other Creditors					$11,213	$38,623	$24,189

Hypothetical Recovery Amount			4.7%	16.3%	11,213	38,623	24,189

Estimated Net Proceeds Available for Unsecured Priority Claims					$0	$0	$0

Unsecured Priority Claims	[L]
Priority Tax Claims					$2,100	$2,100	$2,100
Priority Non-Tax Claims					389	389	389

Subtotal					2,489	2,489	2,489

Hypothetical Recovery Amount			0.0%	0.0%	—	—	—

Estimated Net Proceeds Available for General Unsecured Claims					$0	$0	$0

General Unsecured Claims and Subordinated Notes Claims	[M]
Trade and Other Claims					$21,363	$21,331	$21,347
Rejection Damages					—	—	—
Subordinated Notes Claims					$88,700	$88,700	$88,700

Subtotal					110,063	110,031	110,047

Hypothetical Recovery Amount			0.0%	0.0%	—	—	—

Estimated Net Proceeds Available for Equity Interests					$0	$0	$0

The accompanying notes are an integral part of the liquidation analysis
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Notes to Liquidation Analysis
Note A – Adjusted Book Values
The book values used in this Liquidation Analysis are the unaudited gross book values of the Debtors as of February 2, 2010 and are assumed to be a proxy for the assets of these entities.
Note B – Cash and Equivalents
Cash and equivalents are projected to liquidate at 100% of book value. The Liquidation Analysis assumes that operations during the liquidation period would not generate additional cash available for distribution except for net proceeds from the disposition of non-cash assets.
Cash and equivalents have been adjusted to reflect the initial DIP Term Facility draw on February 5, 2010, net of fees and expenses.
Note C – Receivables
The analysis of accounts receivables assumes that a Chapter 7 trustee would retain certain existing staff of the Debtors to handle an aggressive collection effort for outstanding trade accounts receivables. Collections during a liquidation of the Debtors may be significantly compromised as customers may attempt to set off outstanding amounts owed to the Debtors against alleged damage and breach of contract claims. The liquidation value of accounts receivable was estimated by applying a recovery factor consistent with the Debtors’ experience in collecting accounts receivable based upon an analysis of the Debtors’ receivables aging and the expectation of additional attempts to set off. The estimate also considers the inevitable difficulty a liquidating company has in collecting its receivables and any concessions that might be required to facilitate the collection of certain accounts. Estimated recoveries are from 70% to 87% of total receivables.
Note D – Inventories
Inventories consist principally of raw materials, work-in-process, finished goods and supplies. In October 2009, a third party appraiser provided an appraisal of the Debtors’ inventory for purposes other than this Liquidation Analysis. Based on this appraisal, the Debtors estimated the projected gross recoveries from the orderly liquidation of inventory by utilizing the same implied recovery rates from the October 2009 report (as a percentage of gross inventory) and applied these rates to the respective inventory levels as of February 2, 2010. Based upon these implied recovery rates, the Debtors estimate the projected gross recoveries from the orderly liquidation of inventory to be approximately $32.9 million. Costs of liquidation as estimated in the appraisal have been incorporated into the costs associated with liquidation of inventory as of February 2, 2010.
Note E – Deferred Expenses
Deferred expenses are comprised primarily of utility deposits, maintenance contracts and operating permits. The recovery value for these assets is assumed to range $39 thousand to $195 thousand in a Chapter 7 liquidation compared to the book value of approximately $3.1 million.
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Note F – Property, Plant & Equipment
Property, Plant & Equipment includes all land, buildings, leasehold improvements, machinery & equipment, tooling, work-in-process, patterns and core boxes owned by the Debtors.
Since no updated appraisals for the Debtors’ assets have been obtained since November 7, 2005, the assumed recovery rates on these assets were derived from management estimates and inherently represent significant risk to achieving the values reflected in the Liquidation Analysis.
For the purposes of this analysis, it is assumed that the Debtors’ property, plant and equipment would have a liquidation value range of 8%-19% of gross book value. The above range reflects adjustments to account for the following risk factors: (1) the difficulty in executing the sale of a large portfolio of properties and equipment (i.e. approximately 16 U.S. locations) on an expedited basis without negatively impacting the ultimate price realized for such properties, (2) due to the current stress in the foundry industry, lack of liquidity and overall economic environment, a significant amount of equipment taken to auction is not being sold, and (3) high costs to disassemble and relocate the machinery and equipment (management believes that potential buyers would rather buy certain machinery new as it would cost less to assemble new equipment versus disassemble, relocate, and reinstall old equipment). Based upon the above recovery rates, the Debtors estimate the projected gross recoveries from the liquidation of Property, Plant & Equipment to range from $18.7 million to $41.9 million.
The Liquidation Analysis does not include any value associated with any capital leases. All equipment subject to the capital leases is assumed to be returned to the respective lessor in satisfaction of any secured claim.
Note G – Net Intangibles
Net Intangibles are comprised of trade names and customer lists. The recovery value for these assets is assumed to range from $5 million to $10 million in a Chapter 7 liquidation compared to the book value of approximately $37.3 million.
Note H – Other Assets
Other Assets are primarily comprised of certain California emission credit rights held by Gregg. These allowances are subject to certain regulatory approvals. Although these are tradable credits, the market for such allowances is illiquid and any recovery on account of such credits is uncertain. The Liquidation Analysis does not include any value associated with these credits.
Note I – Costs Associated with Liquidation
Chapter 7 trustee fees include those fees associated with the appointment of a Chapter 7 trustee in accordance with section 326 of the Bankruptcy Code. Trustee fees are calculated at 3% of the gross proceeds of the liquidation (excluding cash) and are assumed to range from $2.5 million to $3.6 million.
Corporate payroll costs during the liquidation are based upon the assumption that certain corporate functions would be retained to oversee the liquidation process. The remaining staff
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would also be needed to maintain and close the accounting records and to complete certain administrative tasks including payroll and tax forms and records. These costs are assumed to range from $3.8 million to $7.2 million.
Chapter 7 wind-down costs are comprised of security, utilities, property taxes, insurance and other costs associated with liquidation. The wind-down costs are assumed to range from $3.5 million to $6.6 million.
Chapter 7 professional fees include costs associated with liquidating real estate, personal property and inventory including brokerage fees and commissions. These costs range from approximately $7.5 million to $9.1 million.
▪	Costs associated with liquidating inventory as estimated in the appraisal have been incorporated into the costs associated with liquidation of inventory by applying the expense rates to the gross inventory levels as of February 2, 2010.

▪	Costs associated with liquidation of real estate are assumed to be 5% of the gross proceeds from the liquidation of land & buildings.

▪	Costs associated with liquidation of personal property are assumed to range from 10% to 18% of the gross proceeds from the liquidation of all personal property.
Note J – Superpriority Claims
For purposes of the Liquidation Analysis, management has assumed that superpriority claims will consist of the estimated DIP Revolving Facility Claims and DIP Term Facility Claims.
Obligations under the DIP Revolving Facility Agreement are secured by a first priority lien on cash (excluding cash escrowed pursuant to the DIP Term Facility of $22.5 million), accounts receivable, inventory and net intangibles of the Debtors. As such, it has been assumed that proceeds from the liquidation of these specific assets will be available in satisfaction of the DIP Revolving Facility Claims.
Obligations under the DIP Term Facility Agreement are secured by a first priority lien on substantially all of the Debtors’ assets with the exception of accounts receivable, inventory and net intangibles where these obligations have a second priority lien. As such, it has been assumed that proceeds from the liquidation of these specific assets will be available in satisfaction of the DIP Term Facility Claims.
Total DIP Revolving Facility Claims and DIP Term Facility Claims were estimated to be $54.2 million and $25.0 million, respectively.
Note K – Secured Claims
For purposes of the Liquidation Analysis, management has assumed that secured claims will consist of the Secured Notes Claims and capital leases.
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The Liquidation Analysis does not include any value associated with equipment held under capital leases. Equipment held under such leases is assumed to be returned to the respective lessor in satisfaction of their secured claim.
Total Secured Notes Claims are estimated to be $237.5 million, including accrued interest for the Secured Notes to February 2, 2010.
Note L – Unsecured Priority Claims
For purposes of the Liquidation Analysis, management has assumed that unsecured priority claims will consist of the Priority Tax Claims and Priority Non-Tax Claims. Unsecured priority claims are estimated to be approximately $2.5 million.
Note M – General Unsecured Claims and Subordinated Notes Claims
For purposes of the Liquidation Analysis, the Unsecured Claims consist of the General Unsecured Claims and the Subordinated Notes Claims as estimated in the Disclosure Statement. The Liquidation Analysis does not attempt to estimate the potential additional General Unsecured Claims that would likely arise as a result of the termination of the Debtors’ pension and benefit plans, the rejection of remaining executory contracts and leases, and the failure of the Debtors to perform under existing contracts with their customers and vendors. Such additional claims would likely result from a cessation of operations as contemplated herein and would likely be substantial in amount. General Unsecured Claims are assumed to be paid on a pro rata basis from the net liquidation proceeds available, if any, after the payment of all other Claims.
For the purposes of the Liquidation Analysis, general unsecured claims have been estimated as of the Petition Date and do not reflect the payment of certain claims pursuant to First-Day Orders of the Bankruptcy Court. General Unsecured Claims are estimated to be approximately $21.3 million. No distribution is shown in the Liquidation Analysis for estimated General Unsecured Claims.
Total Subordinated Notes Claims are estimated to be $88.7 million, including accrued interest for the Subordinated Notes to February 2, 2010. No distribution is shown in the Liquidation Analysis for estimated Subordinated Notes Claims.
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Exhibit F
[Exhibit F is incorporated by reference to Neenah Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009.]